As filed with the Securities and Exchange Commission on June 26, 2019

Registration No. 333-231242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UGI CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	6719	23-2668356
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

460 North Gulph Road

King of Prussia, PA 19406

(610) 337-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John L. Walsh

President and Chief Executive Officer

UGI Corporation

460 North Gulph Road

King of Prussia, PA 19406

(610) 337-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400	Monica M. Gaudiosi Vice President and General Counsel, Secretary UGI Corporation AmeriGas Propane, Inc. 460 North Gulph Road King of Prussia, PA 19406 (610) 337-1000	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234	Mark A. Morton Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6078

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. UGI Corporation may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JUNE 26, 2019

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

                    , 2019

Dear Common Unitholders of AmeriGas Partners, L.P.:

On April 1, 2019, UGI Corporation (“UGI”), AmeriGas Partners, L.P. (“AmeriGas”) and certain of their affiliates entered into a merger agreement (as may be amended from time to time, the “merger agreement”), pursuant to which AmeriGas Propane Holdings, LLC, an indirect, wholly owned subsidiary of UGI, will merge with and into AmeriGas, with AmeriGas continuing as the surviving entity and an indirect, wholly owned subsidiary of UGI (the “merger”). The board of directors (the “GP Board”) of AmeriGas Propane, Inc. (the “General Partner”), the general partner of AmeriGas and an indirect, wholly owned subsidiary of UGI, approved and agreed to submit the merger agreement and the merger to a vote of AmeriGas common unitholders (“AmeriGas Unitholders”) following the recommendation of the audit committee of the GP Board (the “GP Audit Committee”). The GP Audit Committee has determined that the merger agreement and the merger are fair and reasonable to, and in the best interests of, AmeriGas and the AmeriGas Unitholders who are unaffiliated with UGI or the General Partner (the “Unaffiliated AmeriGas Unitholders,” which term, as used herein, excludes directors and executive officers of UGI and the General Partner), approved the merger agreement and the merger, and recommended that the GP Board approve the merger agreement and the merger. Based on a number of factors, including the recommendation of the GP Audit Committee, the GP Board has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, and has approved the merger agreement and the merger. Under the terms of the merger agreement, subject to certain adjustments, each of the common units representing limited partner interests in AmeriGas (“AmeriGas common units”) (other than AmeriGas common units held by UGI or its subsidiaries, including the General Partner) will be automatically converted into the right to receive, at the election of each AmeriGas Unitholder, but subject to any applicable withholding tax and proration as described in the accompanying proxy statement/prospectus, one of the following forms of consideration (collectively, the “merger consideration”): (i) 0.6378 shares of common stock, with no par value, of UGI (“UGI Shares”; such election, a “Share Election”); (ii)(A) $7.63 in cash, without interest, and (B) 0.500 UGI Shares (such election, a “Mixed Election”); or (iii) $35.325 in cash, without interest (such election, a “Cash Election”).

The merger consideration to be received by AmeriGas Unitholders (other than UGI and its subsidiaries, including the General Partner) is valued at approximately $35.325 per AmeriGas common unit based on the closing price of UGI’s common stock as of April 1, 2019, the last trading day before the public announcement of the merger, representing an approximate 13.5% premium to the closing price of AmeriGas common units of $31.13 on April 1, 2019 and a 21.9% premium to the volume-weighted average closing price of AmeriGas common units for the 30 trading days ended April 1, 2019. The merger consideration is valued at approximately $             per unit based on the closing price of UGI common stock as of                     , 2019, the most recent trading day prior to the date of this proxy statement/prospectus, representing a      %     to the closing price of AmeriGas common units of $             on                     , 2019, and a      %     to the volume-weighted average closing price of AmeriGas common units for the five trading days ended                     , 2019.

UGI’s common stock and AmeriGas’ common units are traded on the New York Stock Exchange (“NYSE”) under the symbols “UGI” and “APU,” respectively.

AmeriGas is holding a special meeting of its common unitholders at                     , on                     , 2019 at          a.m., local time, to obtain the vote of the AmeriGas Unitholders to approve the merger agreement and the transactions contemplated thereby, including the merger (the “special meeting”). Your vote is very important regardless of the number of AmeriGas common units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding AmeriGas common units vote to approve the merger agreement and the transactions contemplated thereby, including the merger, at the special meeting. The GP Board recommends that AmeriGas Unitholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting and “FOR” the approval of the advisory compensation proposal. Pursuant to a support agreement, the General Partner, which owns the general partner interest in AmeriGas, including the incentive distribution rights, as well as                      AmeriGas common units representing approximately     % of the AmeriGas common units outstanding as of                     , 2019, has agreed to vote all of the AmeriGas common units owned beneficially or of record by it in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof. Whether or not you expect to attend the special meeting in person, we urge you to submit your proxy as promptly as possible through one of the delivery methods described in the accompanying proxy statement/prospectus.

In addition, we urge you to read carefully the accompanying proxy statement/prospectus (and the documents incorporated by reference into the accompanying proxy statement/prospectus), which includes important information about the merger agreement, the merger and the special meeting. Please pay particular attention to the section titled “Risk Factors,” beginning on page 105 of the accompanying proxy statement/prospectus.

On behalf of the GP Board, we thank you for your continued support.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                     , 2019 and is first being mailed to the AmeriGas Unitholders on or about                     , 2019.

Sincerely,

John L. Walsh

Chairman of the Board of AmeriGas

Propane, Inc., on behalf of AmeriGas

Partners, L.P.

460 North Gulph Road

King of Prussia, PA 19406

NOTICE OF SPECIAL MEETING OF COMMON UNITHOLDERS

TO BE HELD ON                     , 2019

To the Common Unitholders of AmeriGas Partners, L.P.:

Notice is hereby given that a special meeting of common unitholders of AmeriGas Partners, L.P. (“AmeriGas”), will be held at                 , on                 , 2019 at                  a.m., local time (the “special meeting”), solely for the following purposes:

•

Merger proposal: To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 1, 2019 (as may be amended from time to time, the “merger agreement”), by and among UGI Corporation (“UGI”), AmeriGas Propane Holdings, Inc. (“Holdings”), AmeriGas Propane Holdings, LLC (“Merger Sub”), AmeriGas and AmeriGas Propane, Inc., the general partner of AmeriGas (the “General Partner”), a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the merger of Merger Sub with and into AmeriGas, with AmeriGas continuing as the surviving entity and an indirect, wholly owned subsidiary of UGI (the “merger”);

•

Adjournment proposal: To consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•

Advisory compensation proposal: To consider and vote on a proposal to approve, by a non-binding advisory vote, the compensation arrangements disclosed in the accompanying proxy statement/prospectus that may be payable to AmeriGas’ named executive officers in connection with the completion of the merger.

These items of business, including the merger agreement and the merger, are described in detail in the accompanying proxy statement/prospectus. The board of directors (the “GP Board”) of the General Partner and the audit committee of the GP Board (the “GP Audit Committee”) have determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the holders of AmeriGas common units (the “AmeriGas Unitholders”) unaffiliated with UGI or the General Partner (the “Unaffiliated AmeriGas Unitholders,” which term, as used herein, excludes directors and executive officers of UGI and the General Partner), and the GP Board recommends that AmeriGas Unitholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the approval of the merger agreement and “FOR” the approval of the advisory compensation proposal.

Only AmeriGas Unitholders of record as of the close of business on                     , 2019 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournment or postponement thereof. A list of AmeriGas Unitholders entitled to vote at the special meeting will be available in our offices located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, during regular business hours for a period of not less than 10 days before the special meeting, and at the place of the special meeting during the special meeting. Pursuant to a support agreement, dated as of April 1, 2019 (the “Support Agreement”), by and between AmeriGas and the General Partner, the General Partner has agreed to vote all of the common units representing limited partner interests in AmeriGas (“AmeriGas common units”) owned beneficially or of record by it “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof, which includes the advisory compensation proposal and, if necessary, the adjournment proposal. As of                     , 2019, the General Partner held                  AmeriGas common units, representing approximately     % of the AmeriGas common units entitled to vote at the special meeting.

The approval of the merger agreement and the transactions contemplated thereby, including the merger, by the AmeriGas Unitholders is a condition to the completion of the merger and requires the affirmative vote of holders of at least a majority of the outstanding AmeriGas common units. Therefore, your vote is very important. Your failure to vote your AmeriGas common units will have the same effect as a vote “AGAINST” the approval of the merger agreement and the transactions contemplated thereby, including the merger. Neither the adjournment proposal nor the advisory compensation proposal is a condition to the obligations of AmeriGas or UGI to complete the merger.

By order of the GP Board,

Monica M. Gaudiosi

Vice President, General Counsel and Secretary of AmeriGas Propane, Inc., the General Partner of AmeriGas Partners, L.P.

King of Prussia, Pennsylvania

                    , 2019

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the special meeting. If your AmeriGas common units are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the adjournment vote, the advisory compensation vote, the special meeting or the accompanying proxy statement/prospectus or would like additional copies of the accompanying proxy statement/prospectus or need help voting your AmeriGas common units, please contact AmeriGas’ proxy solicitor:

Innisfree M&A Incorporated

Toll-free at (888) 750-5834 (AmeriGas Unitholders) or collect at (212) 750-5833 (banks and brokers).

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about UGI and AmeriGas from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from UGI or AmeriGas at: UGI Corporation, P.O. Box 858, Valley Forge, PA 19482, Attention: Secretary.

To receive timely delivery of the requested documents in advance of the special meeting, you should make your request no later than                     , 2019.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by UGI (File No. 333-231242), constitutes a prospectus of UGI under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, with no par value, of UGI (“UGI Shares”) to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of AmeriGas Unitholders, at which AmeriGas Unitholders will be asked to consider and vote on, among other matters, a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2019. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to AmeriGas Unitholders nor the issuance by UGI of UGI Shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning UGI contained in this proxy statement/prospectus or incorporated by reference has been provided by UGI, and the information concerning AmeriGas contained in this proxy statement/prospectus or incorporated by reference has been provided by AmeriGas.

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 115)

UGI is a Pennsylvania corporation with common stock traded on the New York Stock Exchange (the “NYSE”) under the symbol “UGI.” UGI is a holding company that, through subsidiaries and affiliates, distributes, stores, transports and markets energy products and related services. In the United States, UGI (i) indirectly owns the general partner of AmeriGas and limited partner interests in AmeriGas, a retail propane marketing and distribution business, (ii) owns and operates natural gas and electric distribution utilities and (iii) owns and operates an energy marketing, midstream infrastructure, storage, natural gas gathering, natural gas production, electricity generation and energy services business. Internationally, UGI distributes liquefied petroleum gases (“LPG”) and markets other energy products and services in Europe. Holdings is a Delaware corporation and Merger Sub is a Delaware limited liability company, each of which is an indirect, wholly owned subsidiary of UGI. The address of UGI’s, Holdings’ and Merger Sub’s principal executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-1000.

AmeriGas is a Delaware limited partnership with common units traded on the NYSE under the symbol “APU.” AmeriGas is the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. AmeriGas serves over 1.7 million residential, commercial, industrial, agricultural, wholesale and motor fuel customers in all 50 states from approximately 1,900 propane distribution locations. AmeriGas is managed by the General Partner. The General Partner is a Pennsylvania corporation and an indirect, wholly owned subsidiary of UGI. The GP Board oversees, and the executive officers of the General Partner manage, AmeriGas. The address of AmeriGas’ and the General Partner’s principal executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-7000.

For purposes of this proxy statement/prospectus, except where expressly provided otherwise, AmeriGas and the General Partner, and their respective subsidiaries, are not considered subsidiaries of UGI or affiliates of UGI or any of its subsidiaries.

The Merger (See page 122)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into AmeriGas. AmeriGas will survive the merger and become an indirect, wholly owned subsidiary of UGI, but the AmeriGas common units will no longer be publicly traded.

Merger Consideration (See page 122)

If the merger is completed, pursuant to the merger agreement, each AmeriGas common unit issued and outstanding as of immediately prior to the completion of the merger (other than AmeriGas common units held by UGI or its subsidiaries or the General Partner) will be automatically converted into the right to receive, at the election of each AmeriGas Unitholder (an “election”), but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration (collectively, the “merger consideration”):

(i) 0.6378 UGI Shares (such election, a “Share Election”; such ratio of UGI Shares received per AmeriGas common unit, the “Share Election Exchange Ratio”);

(ii)(A) $7.63 in cash, without interest, and (B) 0.500 UGI Shares (such election, a “Mixed Election”; such ratio of UGI Shares received per AmeriGas common unit, the “Mixed Election Exchange Ratio”); or

(iii) $35.325 in cash, without interest (such election, a “Cash Election”).

The merger consideration is subject to a proration (the “proration”) designed to ensure that the number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. AmeriGas Unitholders may elect the Share Election, the Mixed Election or the Cash Election. However, the ability for AmeriGas Unitholders to receive the merger consideration they elected will depend on the elections of other AmeriGas Unitholders. The proration of the merger consideration payable to AmeriGas Unitholders in the merger will not be known until Computershare Inc., which will act as the exchange agent for AmeriGas Unitholders during the process of exchanging their AmeriGas common units (the “Exchange Agent”), tallies the results of the elections made by AmeriGas Unitholders. This will not occur until near or after the completion of the merger. If you make no valid election with respect to your AmeriGas common units, you will receive such merger consideration as is determined in accordance with the proration provisions of the merger agreement.

AmeriGas Unitholders will not receive any fractional UGI Shares in the merger. Instead, with respect to each AmeriGas Unitholder whose AmeriGas common units are converted into UGI Shares pursuant to the merger agreement who otherwise would have received a fraction of a UGI Share will be entitled to receive cash in lieu of such fractional UGI Share.

Treatment of Performance Units, Restricted Units, Phantom Units and AmeriGas Equity Plans (See page 138)

Under the merger agreement, and subject to certain exceptions, each unvested award of a performance unit (an “AmeriGas Performance Unit”) relating to an AmeriGas common unit granted under the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on behalf of AmeriGas Partners, L.P., as amended, and any other plans or arrangements of AmeriGas or the General Partner providing for the grant of awards of AmeriGas common units or awards valued by reference to AmeriGas common units (collectively, the “AmeriGas LTIPs”), outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled performance-based restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Performance Units subject to such award by the number of UGI Shares as comprises the Share Consideration (as defined below in “Proposal 1: The Merger Agreement—The Merger; Effective Time; Closing”) and will be subject to the same performance-based vesting conditions as applied before the merger. For additional information regarding the treatment of all outstanding awards related to an AmeriGas common unit issued under the AmeriGas LTIPs, and the treatment of the AmeriGas LTIPs, see “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger” and “Proposal 1: The Merger Agreement—Treatment of AmeriGas LTIP Awards.”

Treatment of General Partner Interest (See page 123)

The merger agreement provides that, at the completion of the merger, the General Partner’s 1% economic general partner interest in AmeriGas, which includes its incentive distribution rights, will convert into (i) 10,615,711 AmeriGas common units, which will remain outstanding as partnership interests in AmeriGas, and (ii) a non-economic general partner interest in AmeriGas.

Treatment of AmeriGas Common Units Owned by the General Partner (See page 123)

The merger agreement provides that, at the completion of the merger, the AmeriGas common units owned by the General Partner that are issued and outstanding immediately prior to the completion of the merger will be unaffected by the merger and will remain outstanding as partnership interests in AmeriGas.

Treatment of AmeriGas Common Units Owned by UGI and its Subsidiaries (See page 123)

The merger agreement provides that, at the completion of the merger, any AmeriGas common units owned by UGI and its subsidiaries (and for the sake of clarity, excluding the AmeriGas common units owned by the General Partner) that are issued and outstanding immediately prior to the completion of the merger will be automatically cancelled and will cease to exist, with no consideration being paid thereon.

Required Vote (See page 119)

To approve the merger agreement and the transactions contemplated thereby, including the merger, the holders of at least a majority of the outstanding AmeriGas common units must vote in favor of such approval. AmeriGas cannot complete the merger unless the AmeriGas Unitholders approve the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding AmeriGas common units, an AmeriGas Unitholder’s failure to vote, an abstention from voting or the failure of an AmeriGas Unitholder who holds his/her units in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee (referred to herein as a “broker non-vote”) will have the same effect as a vote “AGAINST” approval of the merger proposal.

If a quorum is present at the special meeting, to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting, holders of at least a majority of the outstanding AmeriGas common units must vote in favor of the adjournment proposal. Therefore, if a quorum is present at the meeting, an AmeriGas Unitholder’s failure to vote, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” approval of the adjournment proposal. If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding AmeriGas common units represented thereat either in person or by proxy must vote in favor of the adjournment proposal. Therefore, if a quorum is not present, an abstention will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an AmeriGas Unitholder’s failure to vote or a broker non-vote will have no effect on the approval of the adjournment proposal. For more information on broker non-votes, see “Question and Answers—Q: If my AmeriGas common units are held in “street name” by my broker, will my broker automatically vote my AmeriGas common units for me?” Approval of the adjournment proposal is not required for AmeriGas to complete the merger.

To approve the advisory compensation proposal, the holders of at least a majority of the outstanding AmeriGas common units must vote in favor of such approval. Because approval is based on the affirmative vote of at least a majority of the outstanding AmeriGas common units, an AmeriGas Unitholder’s failure to vote, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the advisory compensation proposal. The advisory compensation proposal is a non-binding vote, and as such, approval of the advisory compensation proposal is not required for AmeriGas to complete the merger.

Common Unit Ownership of and Voting by the General Partner’s and UGI’s Directors, Executive Officers and Affiliates (See page 119)

As of                 , 2019, the General Partner’s directors and executive officers and their affiliates (excluding UGI and its other subsidiaries) beneficially owned and had the right to vote                  AmeriGas common units

at the special meeting, which represent approximately      % of the AmeriGas common units entitled to vote at the special meeting. Additionally, UGI’s directors and executive officers and their affiliates (including UGI and its subsidiaries, other than the General Partner) beneficially owned and had the right to vote                  AmeriGas common units at the special meeting, which represent approximately                      % of the AmeriGas common units entitled to vote at the special meeting. It is expected that the General Partner’s and UGI’s directors and executive officers will vote their AmeriGas common units “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, although none of them have entered into any agreement requiring them to do so. Additionally, pursuant to the Support Agreement, the General Partner, which owns the general partner interest in AmeriGas, including the incentive distribution rights, has agreed to vote all of the AmeriGas common units owned beneficially or of record by it “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof, which includes the advisory compensation proposal and, if necessary, the adjournment proposal.

Recommendation of the GP Board; Reasons for the Merger (See page 38)

The GP Board, based on a number of factors, including the recommendation of the GP Audit Committee, recommends that AmeriGas Unitholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger.

In the course of reaching their decisions to approve the merger agreement and the transactions contemplated by the merger agreement, the GP Audit Committee and the GP Board considered a number of factors in their deliberations. For a more complete discussion of these factors, see “Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger.”

Opinion of the Financial Advisor to the GP Audit Committee (See page 46)

At the request of the GP Audit Committee, at a meeting of the GP Audit Committee held on April 1, 2019, Tudor Pickering Holt & Co Advisors LP (“TPH”) rendered its oral opinion to the GP Audit Committee that, as of April 1, 2019, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion as set forth therein, the Merger Consideration (as defined in “Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”) to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders. TPH subsequently confirmed its oral opinion in writing, dated April 1, 2019, to the GP Audit Committee.

TPH’s opinion was directed to the GP Audit Committee (in its capacity as such), and only addressed the fairness from a financial point of view, as of the date of the opinion, to the Unaffiliated AmeriGas Unitholders of the Merger Consideration to be paid to such Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement. TPH’s opinion did not address any other term, aspect or implication of the merger agreement or other transactions contemplated thereby, including the merger. The full text of TPH’s opinion, which describes, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TPH in rendering its opinion, is attached as Annex B to this proxy statement/prospectus. The summary of TPH’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The Unaffiliated AmeriGas Unitholders are urged to read TPH’s opinion carefully and in its entirety. However, neither TPH’s written opinion nor the summary of such opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to the holders of AmeriGas common units or any other persons in respect of the merger, including as to how any Unaffiliated AmeriGas Unitholders or any other holders of AmeriGas common units should vote or act with respect to the merger or any other matter.

See “Special Factors—Opinion of the Financial Advisor to the GP Audit Committee.”

J.P. Morgan Securities LLC Financial Advisor Materials (See page 69)

In connection with the proposed transaction, the UGI Board received, on April 1, 2019, an oral opinion from J.P. Morgan Securities LLC (“J.P. Morgan”), which was subsequently confirmed in writing, stating, as of the date of the opinion and based upon and subject to the assumptions, qualifications, limitations and other matters stated therein, that the merger consideration to be paid by UGI in the merger pursuant to the merger agreement is fair, from a financial point of view, to UGI.

J.P. Morgan’s opinion was provided for the information of the UGI Board in connection with its evaluation of the merger consideration to be paid by UGI from a financial point of view and did not address any other aspects or implications of the proposed transaction. J.P. Morgan expressed no view as to, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the merger, the likelihood of completion of the merger or the relative merits of the merger as compared to any other transaction or business strategy in which UGI might engage. In addition, J.P. Morgan expressed no view as to, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the merger consideration to be offered to the Unaffiliated AmeriGas Unitholders in the proposed transaction or otherwise. J.P. Morgan’s opinion is not intended to be and does not constitute a recommendation to any Unaffiliated AmeriGas Unitholder as to how such Unaffiliated AmeriGas Unitholder should vote or act with respect to the merger or any other matter.

See “Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials.”

No UGI Shareholder Approval Required (See page 91)

Current holders of UGI Shares (“UGI Shareholders”) are not required to approve the merger agreement or approve the merger or the issuance of UGI Shares in connection with the merger.

Directors and Executive Officers of UGI After the Merger (See page 94)

UGI expects that the directors and executive officers of UGI immediately prior to the merger will continue in their existing director and management roles, as applicable, of UGI after the merger.

Position of the UGI Filing Parties as to the Fairness of the Merger (See page 80)

The “UGI Filing Parties” means (i) UGI, (ii) Holdings, (iii) Merger Sub, (iv) the General Partner and (v) AmeriGas, Inc., a Pennsylvania corporation (“AGI”). The UGI Filing Parties believe that the merger is substantively and procedurally fair to the Unaffiliated AmeriGas Unitholders. However, none of the UGI Filing Parties nor any of their respective affiliates (other than the GP Audit Committee) has performed, or engaged a financial advisor to perform, any valuation or other analysis for purposes of assessing the fairness of the merger to AmeriGas and the Unaffiliated AmeriGas Unitholders. The belief of the UGI Filing Parties as to the procedural and substantive fairness of the merger is based on the factors discussed in “Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger.”

The UGI Filing Parties’ Reasons for the Merger (See page 82)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the UGI board of directors (the “UGI Board”) and the UGI Filing Parties considered a number of factors in its deliberations. Those factors are described in “Special Factors—The UGI Filing Parties’ Reasons for the Merger.”

The Support Agreement (See page 144)

Simultaneously with the execution of the merger agreement, the General Partner and AmeriGas entered into the Support Agreement. Pursuant to the Support Agreement, the General Partner has agreed to vote all of the AmeriGas common units owned beneficially or of record by it “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof, which includes the advisory compensation proposal and, if necessary, the adjournment proposal. As of April 1, 2019, the General Partner held 23,756,882 AmeriGas common units, representing approximately 25.6% of the AmeriGas common units entitled to vote at the special meeting. In addition, the General Partner has agreed to retain, or cause its subsidiaries to retain, subject to certain limited exceptions, beneficial or record ownership of the AmeriGas common units such entity holds as of April 1, 2019, and any that such entity obtains thereafter, until the termination of the Support Agreement. In the event that the General Partner or any of its subsidiaries becomes the holder of record or beneficial owner of additional AmeriGas common units, the General Partner will notify AmeriGas and such additional AmeriGas common units will become subject to the foregoing restrictions in the Support Agreement. Pursuant to the merger agreement, UGI and its affiliates are required to enter into the Support Agreement by execution of a joinder thereto if at any time prior to the vote of the AmeriGas common units in respect of the merger agreement UGI or its affiliates acquire beneficial or direct ownership of any AmeriGas common units. A copy of the Support Agreement is attached as Annex C to this proxy statement/prospectus.

Interests of Directors and Executive Officers of the General Partner in the Merger (See page 85)

The General Partner’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AmeriGas Unitholders generally. The members of the GP Board and the GP Audit Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to AmeriGas Unitholders that the merger agreement be approved. See “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger.”

Interests of UGI in the Merger (See page 91)

UGI indirectly owns the General Partner, and controls AmeriGas through the General Partner, which owns the general partner interest in AmeriGas, including the incentive distribution rights, as well as approximately 25.6% of the outstanding AmeriGas common units. UGI has different economic interests in the merger than AmeriGas Unitholders generally due to, among other things, UGI’s indirect ownership of the general partner interest in AmeriGas, including the incentive distribution rights, prior to the merger and the fact that UGI is the ultimate acquiring entity in the merger.

Risk Factors Relating to the Merger and Ownership of AmeriGas Common Units (See page 105)

AmeriGas Unitholders should consider carefully all of the risk factors together with all of the other information included or incorporated by reference in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of UGI Shares are described in the section titled “Risk Factors.”

Material U.S. Federal Income Tax Consequences of the Merger (See page 153)

The receipt of merger consideration in exchange for AmeriGas common units pursuant to the merger will be a taxable transaction to U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”) for U.S. federal income tax purposes. Generally, a U.S. Holder who exchanges AmeriGas common units pursuant to the merger will recognize gain or loss in an amount equal to the difference between:

•

the sum of (i) the amount of cash received, (ii) the fair market value of the UGI Shares received, if any, and (iii) such U.S. Holder’s share of AmeriGas’ nonrecourse liabilities immediately prior to the merger; and

•

such U.S. Holder’s adjusted tax basis in the AmeriGas common units exchanged therefor (which tax basis includes the U.S. Holder’s share of AmeriGas’ nonrecourse liabilities immediately prior to the merger).

Gain or loss recognized by a U.S. Holder will generally be taxable as capital gain or capital loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or ordinary loss to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by AmeriGas and its subsidiaries. Passive losses that were not deductible by a U.S. Holder in prior taxable periods because they exceeded the U.S. Holder’s share of AmeriGas’ income may become available to offset a portion of the gain recognized by such U.S. Holder.

The U.S. federal income tax consequences of the merger to an AmeriGas Unitholder and of the ownership and disposition of any UGI Shares received pursuant thereto will depend on the AmeriGas Unitholder’s particular tax situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences to you of the merger and of the ownership and disposition of any UGI shares received by you in the merger.

See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 91)

The merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation—Overall-Changes in a Parent’s Ownership Interest in a Subsidiary. UGI controls AmeriGas through its indirect ownership of the General Partner, and UGI’s financial statements include the consolidation of AmeriGas. Because UGI controls AmeriGas before and after the merger, the changes in UGI’s ownership interest in AmeriGas resulting from the merger will be accounted for as an equity transaction and no gain or loss will be recognized in UGI’s consolidated income statement resulting from the merger. In addition, the carrying amounts of AmeriGas’ assets and liabilities will not be adjusted. Finally, the tax effects of the merger will be reported as adjustments to deferred income taxes and UGI stockholders’ equity consistent with ASC 740, Income Taxes.

Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units (See page 94)

UGI Shares are currently listed on the NYSE under the ticker symbol “UGI.” It is a condition to closing that the UGI Shares to be issued in the merger to AmeriGas Unitholders be approved for listing on the NYSE, subject to official notice of issuance.

AmeriGas common units are currently listed on the NYSE under the ticker symbol “APU.” If the merger is completed, AmeriGas common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

No Dissenters’ Rights or Appraisal Rights (See page 91)

Neither dissenters’ rights nor appraisal rights are available in connection with the merger under the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), the merger agreement or the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of July 27, 2009, as amended (the “AmeriGas partnership agreement”). For more information, see “Special Factors—No Dissenters’ Rights or Appraisal Rights.”

Conditions to Completion of the Merger (See page 128)

UGI and AmeriGas may not complete the merger until certain conditions contained in the merger agreement are satisfied or waived, including the approval of Proposal 1: The Merger Agreement at the special meeting by AmeriGas Unitholders holding a majority of the outstanding AmeriGas common units (the “AmeriGas Unitholder Approval”). For more information on all of the conditions to completion of the merger contained in the merger agreement, see “Proposal 1: The Merger Agreement—Conditions to Completion of the Merger.”

Regulatory Approvals and Clearances Required for the Merger (See page 128)

Completion of the merger is not subject to any state or federal regulatory approvals or clearances.

Comparison of Rights of UGI Shareholders and AmeriGas Unitholders (See page 164)

AmeriGas Unitholders may own UGI Shares following the completion of the merger, and their rights associated with those UGI Shares will be governed by UGI’s bylaws, which differ in a number of respects from the AmeriGas partnership agreement, and the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”).

Organizational Structure Prior to and Following the Merger

The following represents the simplified organizational structure of UGI and AmeriGas prior to the merger:

(1)	23,756,882 AmeriGas common units as of April 1, 2019.
(2)	69,242,412 AmeriGas common units as of March 1, 2019.

The following represents the simplified organizational structure of UGI and AmeriGas following the completion of the merger:

Summary Historical Consolidated Financial Data of UGI

The following summary historical consolidated balance sheet data as of September 30, 2018, 2017, 2016, 2015 and 2014 and the summary historical consolidated statement of income data for the fiscal years ended September 30, 2018, 2017, 2016, 2015 and 2014 are derived from UGI’s audited historical consolidated financial statements. The summary historical consolidated balance sheet data as of March 31, 2019 and 2018 and the statement of income data for the six months ended March 31, 2019 and 2018 are derived from UGI’s unaudited historical consolidated financial statements. The unaudited historical consolidated financial statements of UGI include the accounts of UGI and its controlled subsidiary companies which, except for AmeriGas, are majority owned. UGI reports the public’s interests in AmeriGas, and outside ownership interests in other consolidated but less than 100% owned subsidiaries, as noncontrolling interests.

You should read the following summary historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, as updated in its Current Report on Form 8-K, filed on May 6, 2019, and Quarterly Report on Form 10-Q for the six months ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended March 31,		Year Ended September 30,
(Millions of dollars, except per share and ratio amounts)	2019	2018	2018 (a)	2017	2016	2015	2014
FOR THE PERIOD:
Income statement data:
Revenues	$4,806.3	$4,937.2	$7,651.2	$6,120.7	$5,685.7	$6,691.1	$8,277.3

Net income including noncontrolling interests	$485.2	$841.9	$822.4	$523.8	$488.8	$414.0	$532.6
Deduct net income attributable to noncontrolling interests, principally in AmeriGas	(175.6)	(200.0)	(103.7)	(87.2)	(124.1)	(133.0)	(195.4)

Net income attributable to UGI Corporation	$309.6	$641.9	$718.7	$436.6	$364.7	$281.0	$337.2

Earnings per common share attributable to UGI stockholders:
Basic	$1.77	$3.70	$4.13	$2.51	$2.11	$1.62	$1.95

Diluted	$1.74	$3.63	$4.06	$2.46	$2.08	$1.60	$1.92

Cash dividends declared per common share	$0.52	$0.50	$1.020	$0.975	$0.930	$0.890	$0.791

AT PERIOD END:
Balance sheet data:
Total assets	$12,350.9	$12,445.3	$11,980.9	$11,582.2	$10,847.2	$10,514.2	$10,062.7

Capitalization:
Debt:
Short-term debt:
AmeriGas Propane	$236.0	$154.5	$232.0	$140.0	$153.2	$68.1	$109.0
UGI International (b)	—	3.3	1.4	17.9	0.5	0.6	8.0
Midstream & Marketing	—	10.0	2.0	39.0	25.5	49.5	7.5
UGI Utilities	105.0	135.0	189.5	170.0	112.5	71.7	86.3
Long-term debt (including current maturities):
AmeriGas Propane	2,569.5	2,572.4	2,569.6	2,572.3	2,333.6	2,261.9	2,266.1
UGI International	740.0	862.7	748.5	838.8	779.6	774.2	562.8
Midstream & Marketing	0.4	0.5	—	—	—	—	—
UGI Utilities	983.3	834.1	838.0	751.1	671.5	619.8	639.5
Other	8.6	9.1	9.2	9.9	10.8	11.5	12.1

Total debt	4,642.8	4,581.6	4,590.2	4,539.0	4,087.2	3,857.3	3,691.3
UGI stockholders’ equity	3,853.0	3,774.3	3,681.4	3,163.3	2,844.1	2,685.2	2,659.1
Noncontrolling interests, principally in AmeriGas	463.0	646.7	418.6	577.6	750.9	880.4	1,004.1

Total capitalization	$8,958.8	$9,002.6	$8,690.2	$8,279.9	$7,682.2	$7,422.9	$7,354.5

Ratio of capitalization:
Total debt	51.8%	50.9%	52.8%	54.8%	53.2%	52.0%	50.2%
UGI stockholders’ equity	43.0%	41.9%	42.4%	38.2%	37.0%	36.2%	36.2%
Noncontrolling interests, principally in AmeriGas	5.2%	7.2%	4.8%	7.0%	9.8%	11.8%	13.6%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Fiscal 2018 results include impacts from the Tax Cuts and Jobs Act (“TCJA”) in the U.S.
(b)	Short-term borrowings at UGI International as of December 31, 2017 primarily comprise bank overdrafts at UGI France SAS.

	Six Months Ended March 31,		Year Ended September 30,
(Millions of dollars, except per share amounts)	2019	2018	2018	2017	2016	2015	2014
Non-GAAP Reconciliation:
Adjusted net income attributable to UGI Corporation:
Net income attributable to UGI	$309.6	$641.9	$718.7	$436.6	$364.7	$281.0	$337.2
Net losses (gains) on commodity derivative instruments not associated with current-period transactions (net of tax of $(36.4), $(6.0), $26.7, $31.9, $13.5, $(30.9) and $(4.5), respectively) (a) (b)	92.7	11.1	(68.1)	(51.2)	(29.9)	53.3	6.6
Unrealized (gains) losses on foreign currency derivative instruments (net of tax of $3.7, $(0.7), $9.3, $(9.9), $0, $0 and $0) (a)	(9.0)	1.4	(19.6)	13.9	—	—	—
Loss on extinguishments of debt (net of tax of $(1.9), $0, $0, $(6.1), $(5.0), $0 and $0, respectively) (a)	4.2	—	—	9.6	7.9	—	—
Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015 (net of tax of $0, $(5.2), $(12.0), $(13.7), $(10.6), $(7.7) and $(2.2), respectively) (a)	—	8.0	18.5	26.2	17.3	14.9	4.3
Impairment of AmeriGas’ tradenames and trademarks (net of tax of $0, $0, $(5.8), $0, $0, $0 and $0, respectively) (a)	—	—	14.5	—	—	—	—
Impact from change in French tax rate	—	(13.6)	(12.1)	(29.0)	—	—	—
Remeasurement impact from TCJA	—	(171.3)	(166.3)	—	—	—	—
Costs associated with extinguishment of debt (net of tax of $0, $0, $0, $0, $0, $(5.7) and $0, respectively) (a) (c)	—	—	—	—	—	4.6	—
Impact of retroactive change in French tax law	—	—	—	—	—	—	5.7
Merger expenses (net of tax of $(0.1))	0.2	—	—	—	—	—	—

Adjusted net income attributable to UGI (d)	$397.7	$477.5	$485.6	$406.1	$360.0	$353.8	$353.8

Adjusted diluted earnings per share:
UGI earnings per share—diluted	$1.74	$3.63	$4.06	$2.46	$2.08	$1.60	$1.92
Net losses (gains) on commodity derivative instruments not associated with current-period transactions (b)	0.53	0.06	(0.39)	(0.29)	(0.17)	0.30	0.04
Unrealized (gains) losses on foreign currency derivative instruments	(0.05)	0.01	(0.11)	0.08	—	—	—
Loss on extinguishments of debt	0.02	—	—	0.05	0.04	—	—
Integration and acquisition expenses associated with Finagaz acquired on May 29, 2015	—	0.05	0.10	0.15	0.10	0.08	0.03
Impairment of Partnership tradenames and trademarks	—	—	0.08	—	—	—	—
Impact from change in French tax rate	—	(0.08)	(0.07)	(0.16)	—	—	—
Remeasurement impact from TCJA	—	(0.97)	(0.93)	—	—	—	—
Costs associated with extinguishment of debt	—	—	—	—	—	0.03	—
Impact of retroactive change in French tax law	—	—	—	—	—	—	0.03
Merger expenses	—	—	—	—	—	—	—

Adjusted diluted earnings per share (d)	$2.24	$2.70	$2.74	$2.29	$2.05	$2.01	$2.02

(a)	Income taxes associated with pre-tax adjustments determined using statutory business unit tax rates.
(b)	Includes the effects of rounding.
(c)	Costs associated with extinguishment of debt in fiscal year 2015 are included in “Interest expense” on the consolidated statements of income.
(d)

UGI’s management uses “adjusted net income attributable to UGI” and “adjusted diluted earnings per share,” neither of which is a measure of performance or financial condition under accounting principles generally accepted in the United States of America (“GAAP”), when evaluating UGI’s overall performance. Adjusted net income attributable to UGI is net income attributable to UGI after excluding (1) net after-tax gains and losses on commodity and certain foreign currency derivative instruments not associated with current-period transactions (principally comprising changes in unrealized gains and losses on such derivative instruments); (2) Finagaz integration and acquisition expenses; (3) losses on extinguishments of debt; (4) impairment of AmeriGas tradenames and trademarks; (5) remeasurement impacts on deferred income tax balances resulting from the TCJA in the U.S. and changes in French tax rates and tax law; and (6) merger expenses.

Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measures. UGI management believes that these non-GAAP measures provide meaningful information to investors about UGI’s performance because they eliminate the impact of gains and losses on commodity and certain foreign currency derivative instruments not associated with current-period transactions and other significant discrete items that can affect the comparison of period-over-period results.

Summary Historical Consolidated Financial Data of AmeriGas

The following summary historical consolidated balance sheet data as of September 30, 2018, 2017, 2016, 2015 and 2014 and the summary historical consolidated statement of operations data for the fiscal years ended September 30, 2018, 2017, 2016, 2015 and 2014 are derived from AmeriGas’ audited historical consolidated financial statements. The summary historical consolidated balance sheet data as of March 31, 2019 and 2018 and the statement of operations data for the six months ended March 31, 2019 and 2018 are derived from AmeriGas’ unaudited historical consolidated financial statements.

You should read the following summary historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in AmeriGas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018 and Quarterly Report on Form 10-Q for the six months ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended March 31,		Year Ended September 30,
(Millions of dollars, except ratio amounts)	2019	2018	2018	2017	2016	2015	2014
FOR THE PERIOD:
Income statement data:
Revenues	$1,791.8	$1,827.6	$2,823.0	$2,453.5	$2,311.8	$2,885.3	$3,712.9

Net income including noncontrolling interest	$267.1	$300.0	$194.0	$165.9	$211.2	$215.0	$294.4
Less: net income attributable to noncontrolling interest	(3.5)	(3.8)	(3.5)	(3.8)	(4.2)	(3.8)	(4.5)

Net income attributable to AmeriGas	$263.6	$296.2	$190.5	$162.1	$207.0	$211.2	$289.9

Limited partners’ interest in net income attributable to AmeriGas	$238.1	$270.6	$143.3	$116.9	$166.8	$178.7	$263.1

Income per limited partner unit—basic and diluted (a)	$2.24	$2.41	$1.54	$1.25	$1.77	$1.91	$2.82

Cash distributions declared per limited partner unit	$1.90	$1.90	$3.80	$3.78	$3.72	$3.60	$3.44

AT PERIOD END:
Balance sheet data:
Current assets	$536.0	$551.5	$451.9	$413.8	$344.4	$366.4	$505.9
Total assets	$3,981.9	$4,141.0	$3,925.8	$4,059.3	$4,057.8	$4,120.2	$4,338.5
Current liabilities (excluding debt)	$414.8	$406.1	$437.4	$433.1	$426.8	$468.5	$496.9
Total debt	$2,805.5	$2,726.9	$2,801.6	$2,712.3	$2,487.0	$2,330.0	$2,375.1
Partners’ capital
AmeriGas capital	$599.4	$843.2	$536.6	$747.9	$984.2	$1,164.2	$1,322.5
Noncontrolling interest	33.7	36.2	33.1	35.2	35.0	36.2	38.4

Total partners’ capital	$633.1	$879.4	$569.7	$783.1	$1,019.2	$1,200.4	$1,360.9

OTHER DATA:
Capital expenditures	$56.8	$47.2	$101.3	$98.2	$101.7	$102.0	$113.9
Retail propane gallons sold (millions)	693.9	703.5	1,081.3	1,046.9	1,065.5	1,184.3	1,275.6
Degree days — % colder (warmer) than normal (b)	4.6%	(0.9)%	0.3%	(11.3)%	(12.4)%	0.2%	9.5%
Distributable Cash Flow (“DCF”) (c):
DCF			$389.3	$333.0	$331.9	$399.9	$430.9
DCF after growth capital expenditures			$341.0	$286.9	$282.3	$355.7	$387.2
Total distributions paid			$402.6	$398.9	$387.7	$368.4	$346.7
Ratio of DCF to total distributions paid			1.0	0.8	0.9	1.1	1.2
Ratio of DCF after growth capital expenditures to total distributions paid			0.8	0.7	0.7	1.0	1.1

(a)	Calculated in accordance with accounting guidance regarding the application of the two-class method for determining earnings per share as it relates to master limited partnerships.
(b)

Deviation from average heating degree days for the 15-year period of 2002-2016 based upon national weather statistics provided by the National Oceanic and Atmospheric Administration for 344 geo regions in the United States, excluding Alaska and Hawaii.

(c)	The following table reconciles net cash provided by operating activities to (1) DCF and (2) DCF after growth capital expenditures:

	Year Ended September 30,
(Millions of dollars, except ratio amounts)	2018	2017	2016	2015	2014
Net cash provided by operating activities	$410.3	$356.8	$422.9	$523.9	$480.1
Exclude the impact of changes in operating working capital:
Accounts receivable	22.8	35.1	(4.0)	(51.6)	15.2
Inventories	13.8	37.4	(15.5)	(86.2)	22.8
Accounts payable	(18.6)	(26.3)	5.3	53.0	16.6
Other current assets	0.4	8.7	(3.9)	10.9	(2.4)
Other current liabilities	26.5	14.4	(7.6)	8.8	(11.0)
Provision for uncollectible accounts	(14.0)	(17.7)	(11.2)	(15.8)	(26.4)
Other cash flows from operating activities, net	1.1	(23.4)	(2.0)	14.7	6.3

	442.3	385.0	384.0	457.7	501.2
Maintenance capital expenditures (i)	(53.0)	(52.0)	(52.1)	(57.8)	(70.3)

DCF (ii) (A)	389.3	333.0	331.9	399.9	430.9
Growth capital expenditures (i)	(48.3)	(46.1)	(49.6)	(44.2)	(43.7)

DCF after growth capital expenditures (ii) (B)	$341.0	$286.9	$282.3	$355.7	$387.2

Distributions:
Distributions to AmeriGas Unitholders	$353.3	$351.4	$345.6	$334.4	$319.4
Distributions to the General Partner	49.3	47.5	42.1	34.0	27.3

Total distributions paid (C)	$402.6	$398.9	$387.7	$368.4	$346.7

Ratio of DCF to total distributions paid (A)/(C)	1.0	0.8	0.9	1.1	1.2
Ratio of DCF after growth capital expenditures to total distributions paid (B)/(C)	0.8	0.7	0.7	1.0	1.1

(i)

AmeriGas considers maintenance capital expenditures to include those capital expenditures that maintain the operating capacity of AmeriGas while growth capital expenditures include capital expenditures that increase the operating capacity of AmeriGas.

(ii)

“DCF” and “DCF after growth capital expenditures” should not be considered as alternatives to net income (as an indicator of operating performance) or alternatives to cash flow (as a measure of liquidity or ability to service debt obligations) and are non-GAAP measures. AmeriGas’ management believes DCF and DCF after growth capital expenditures are meaningful non-GAAP measures for evaluating AmeriGas’ ability to declare and pay distributions pursuant to the terms of the AmeriGas partnership agreement. AmeriGas’ definitions of DCF and DCF after growth capital expenditures may be different from those used by other companies. The ability of AmeriGas to pay distributions on all AmeriGas common units depends upon a number of factors. These factors include (1) the level of AmeriGas earnings; (2) the cash needs of AmeriGas’ operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) AmeriGas’ ability to borrow under its credit agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond our control including weather, competition in markets AmeriGas serves, the cost of propane and changes in capital market conditions.

Unaudited Comparative Per Share/Unit Information

The table below sets forth historical and unaudited pro forma combined per share/unit information of UGI and AmeriGas.

Historical Per Share/Unit Information of UGI and AmeriGas

The historical per share/unit information of UGI and AmeriGas set forth in the table below is derived from the unaudited consolidated financial statements as of and for the six months ended March 31, 2019 as well as the audited consolidated financial statements as of and for the year ended September 30, 2018 for each of UGI and AmeriGas.

Pro Forma Combined Per Share Information of UGI

The unaudited pro forma combined per share information of UGI set forth in the table below gives effect to the merger as if the merger had been completed on October 1, 2017, in the case of net income per share and dividends data, and March 31, 2019, in the case of book value per share data, and, in each case, assuming that a number of UGI Shares equal to 34,621,206 have been issued in exchange for 69,242,412 outstanding AmeriGas common units. The unaudited pro forma combined per share information of UGI is derived from the unaudited consolidated financial statements as of and for the six months ended March 31, 2019 for each of UGI and AmeriGas, as well as the audited consolidated financial statements as of and for the fiscal year ended September 30, 2018 for each of UGI and AmeriGas.

Equivalent Pro Forma Combined Per Unit Information of AmeriGas

The unaudited AmeriGas equivalent pro forma per unit amounts set forth in the table below are calculated by multiplying the unaudited pro forma combined per share amounts of UGI by the Mixed Election Exchange Ratio.

General

You should read the information set forth below in conjunction with the summary historical financial information of UGI and AmeriGas included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of UGI and AmeriGas that are incorporated into this proxy statement/prospectus by reference. See “—Summary Historical Consolidated Financial Data of UGI,” “—Summary Historical Consolidated Financial Data of AmeriGas” and “Where You Can Find More Information.”

The unaudited pro forma per share information of UGI does not purport to represent the actual results of operations that UGI would have achieved or dividends that would have been declared had the companies been combined during these periods or to project the future results of operations that UGI may achieve or the dividends it may pay after the merger.

	As of and for the Six Months Ended March 31, 2019	As of and for the Fiscal Year Ended September 30, 2018
Historical—UGI
Net income per share attributable to UGI Shareholders
Basic	$1.77	$4.13
Diluted	$1.74	$4.06
Dividends declared per share	$0.52	$1.02
Book value per share (a)	$22.12	$21.19

Historical—AmeriGas
Income per limited partner unit—basic and diluted	$2.24	$1.54
Distribution per common unit declared for the period	$1.90	$3.80
Book value per common unit (a)	$6.45	$5.77

Pro Forma Combined—UGI
Net income per share attributable to UGI Shareholders (b)
Basic	$2.04	$3.72
Diluted	$2.01	$3.67
Dividends declared per share (c)	$1.07	$2.11
Book value per share (d)	$20.37

Equivalent Pro Forma Combined—AmeriGas (e)
Net income per share attributable to UGI Shareholders
Basic	$0.89	$1.86
Diluted	$0.87	$1.84
Dividends declared per share	$0.54	$1.05
Book value per share	$9.25

(a)	The historical book value per share or unit was calculated as follows (in millions, except per share or unit amounts):

	As of March 31, 2019
	UGI	AmeriGas
Equity or capital, as applicable, before noncontrolling interests	$3,853.0	$599.4
Divided by: Number of shares or units outstanding at end of period	174.147	92.998

Book value per share or unit outstanding	$22.12	$6.45

	As of September 30, 2018
	UGI	AmeriGas
Equity or capital, as applicable, before noncontrolling interests	$3,681.4	$536.6
Divided by: Number of shares or units outstanding at end of period	173.749	92.977

Book value per share or unit outstanding	$21.19	$5.77

(b)	Amounts are from the unaudited pro forma condensed consolidated financial statements included under “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
(c)	The pro forma combined UGI dividends declared amounts were calculated as follows (in millions, except per share amounts):

	Six Months Ended March 31, 2019
	UGI	AmeriGas	Total
Declared dividends or distributions, as applicable, in the period to the public (historical)	$90.5	$131.5	$222.0
Divided by: Pro forma combined number of shares outstanding as of the Record Date (f)			208.369

Dividends per share declared in the period (pro forma)			$1.07

	Year Ended September 30, 2018
	UGI	AmeriGas	Total
Declared dividends or distributions, as applicable, in the period to the public (historical)	$176.9	$263.0	$439.9
Divided by: Pro forma combined number of shares outstanding as of the Record Date (f)			208.370

Dividends per share declared in the period (pro forma)			$2.11

(d)	The pro forma combined UGI, book value per share was calculated as follows: (in millions, except per share amount):

As of March 31, 2019
Pro forma equity before noncontrolling interests	$4,245.4
Divided by: Pro forma combined number of shares outstanding (f)	208.370

Book value per share	$20.37

(e)	Equivalent pro forma amounts are calculated by multiplying pro forma combined UGI amounts by the Mixed Election Exchange Ratio of 0.500.

(f)	Pro forma combined number of shares calculated as follows (in millions, except exchange ratio):

	As of March 31, 2019
	UGI	AmeriGas	Total
Number of public shares outstanding as of Record Date	173.749	69.242
Exchange ratio		0.500
Number of public shares outstanding (pro forma)	173.749	34.621	208.370

	As of September 30, 2018
	UGI	AmeriGas	Total
Number of public shares outstanding as of Record Date	173.749	69.242
Exchange ratio		0.500
Number of public shares outstanding (pro forma)	173.749	34.621	208.370

Comparative Share/Unit Prices and Distributions

UGI Shares are currently listed on the NYSE under the ticker symbol “UGI.” AmeriGas common units are currently listed on the NYSE under the ticker symbol “APU.” The table below sets forth, for the fiscal quarters indicated, the high and low sale prices per UGI Share on the NYSE and per AmeriGas common unit on the NYSE. The table also shows the amount of cash dividends declared on UGI Shares and cash distributions on AmeriGas common units for the fiscal quarters indicated.

	UGI Shares						AmeriGas Common Units
	High		Low		Cash Dividend		High		Low		Cash Distributions
Fiscal Year 2019
Third quarter (through , 2019) (a)	$		$		$		$		$		$
Second quarter		$57.28		$51.05		$0.2600		$31.75		$24.18		$0.9500
First quarter		$59.31		$50.71		$0.2600		$40.81		$22.75		$0.9500
Fiscal Year 2018
Fourth quarter		$55.94		$50.31		$0.2600		$43.79		$39.01		$0.9500
Third quarter		$52.49		$43.60		$0.2500		$43.30		$39.42		$0.9500
Second quarter		$48.04		$42.51		$0.2500		$48.37		$39.41		$0.9500
First quarter		$49.77		$46.43		$0.2500		$46.85		$43.61		$0.9500
Fiscal Year 2017
Fourth quarter		$51.11		$46.59		$0.2500		$46.50		$42.00		$0.9500
Third quarter		$52.00		$45.91		$0.2375		$47.92		$42.52		$0.9500
Second quarter		$50.38		$45.03		$0.2375		$50.00		$44.25		$0.9400
First quarter		$46.66		$41.79		$0.2375		$48.24		$43.50		$0.9400
Fiscal Year 2016
Fourth quarter		$48.13		$43.83		$0.2375		$50.11		$43.88		$0.9400
Third quarter		$45.25		$39.20		$0.2275		$47.02		$40.81		$0.9400
Second quarter		$40.85		$31.59		$0.2275		$44.16		$32.36		$0.9200
First quarter		$37.51		$31.51		$0.2275		$44.96		$30.80		$0.9200

(a)	Dividends and cash distributions in respect of the third quarter of fiscal year 2019 have not been declared or paid.

The following table presents per share closing prices of UGI Shares and AmeriGas common units (i) on April 1, 2019, the last trading day before the public announcement of the merger, and (ii) on                       , 2019, the most recent practicable trading day before the date of this proxy statement/prospectus. This table also presents the equivalent market value per AmeriGas common unit on such dates. The equivalent market values per

AmeriGas common unit have been determined by multiplying the closing price of UGI Shares on those dates by 0.500 and adding $7.63, as if the merger had been effective on such date.

	UGI Shares		AmeriGas Common Units		Equivalent Market Value per AmeriGas Common Unit
April 1, 2019		$55.39		$31.13		$35.325
, 2019	$		$		$

Although the Mixed Election Exchange Ratio is fixed, the market prices of UGI Shares and AmeriGas common units will fluctuate prior to the completion of the merger and the market value of the merger consideration ultimately received by AmeriGas Unitholders will depend on the closing price of UGI Shares on the day the merger is completed. Thus, AmeriGas Unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

Litigation Related to the Merger (See page 93)

On June 5, 2019, a purported unitholder class action lawsuit captioned Scarantino, et al., v. AmeriGas Partners, L.P., et al., Case No. 1:19CV01045 (the “Scarantino Lawsuit”), was filed in the United States District Court for the District of Delaware against AmeriGas, the members of the GP Board, UGI, Holdings, Merger Sub and the General Partner (collectively, “Defendants”).

The plaintiffs in the Scarantino Lawsuit (“Plaintiffs”) allege purported claims challenging the merger and this joint proxy statement/prospectus filed in connection with the merger. According to Plaintiffs, this joint proxy statement/prospectus is allegedly misleading because, among other things, it fails to disclose certain information concerning, in general, (a) the background and process that led to the execution of the merger agreement and (b) the timing and nature of all communications regarding the future employment and directorship of the General Partner’s officers and directors. Based on these allegations, and in general, Plaintiffs allege that (i) AmeriGas and the members of the GP Board have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and (ii) the members of the GP Board, UGI, Holdings, Merger Sub and the General Partner have violated Section 20(a) of the Exchange Act.

Based on these allegations, Plaintiffs seek to enjoin Defendants from proceeding with or consummating the merger. To the extent that the merger is consummated before injunctive relief is granted, Plaintiffs seek to have the merger rescinded. Plaintiffs also seek damages and attorneys’ fees.

Defendants cannot predict the outcome of this or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Defendants predict the amount of time and expense that will be required to resolve such litigation. Defendants believe the Scarantino Lawsuit is without merit and intend to defend vigorously against the Scarantino Lawsuit and any other actions challenging the merger. See “Special Factors—Litigation Related to the Merger.”

SPECIAL FACTORS

This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement, for a more complete understanding of the merger. A copy of the merger agreement is attached as Annex A hereto. In addition, important business and financial information about each of UGI and AmeriGas is included in or incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Overview of Special Factors

The merger is a “going-private” transaction under SEC rules and the Exchange Act. Accordingly, Rule 13e-3 and related rules under the Exchange Act require that AmeriGas and the UGI Filing Parties make certain disclosures regarding the merger. This “Special Factors” section contains various information that you should read carefully. For example, the section entitled “—Effect of the Merger” explains the material steps for completing the merger and results of the merger, including the surviving entity and the merger consideration to be received by various AmeriGas Unitholders. The section entitled “—Background of the Merger” explains, among other things, UGI’s purposes for the merger, the alternative methods of achieving such purposes considered by the UGI Board and the general negotiation of the merger agreement. The sections entitled “—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger” and “—Position of the UGI Filing Parties as to the Fairness of the Merger” respectively explain why the GP Audit Committee and the GP Board, on the one hand, and the UGI Filing Parties, on the other hand, believe the merger is fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders. The sections entitled “—Opinion of the Financial Advisor to the GP Audit Committee” and “—J.P. Morgan Securities LLC Financial Advisor Materials” respectively summarize the process and methodologies followed by TPH and J.P. Morgan in rendering their opinion to the GP Audit Committee and UGI Board, respectively. You are encouraged to carefully read this “Special Factors” section and this entire proxy statement/prospectus, along with the documents incorporated herein by reference.

Effect of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with the laws of the State of Delaware, the merger agreement provides for the merger of Merger Sub with and into AmeriGas. AmeriGas, which is sometimes referred to following the merger as the surviving entity, will survive the merger and become an indirect, wholly owned subsidiary of UGI, and the separate limited liability company existence of Merger Sub will cease. After the completion of the merger, the certificate of limited partnership of AmeriGas in effect immediately prior to the completion of the merger will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law, and the AmeriGas partnership agreement in effect immediately prior to the completion of the merger will be the agreement of limited partnership of the surviving entity from and after the completion of the merger until amended or restated.

The merger agreement provides that as consideration for the merger, each AmeriGas common unit issued and outstanding as of immediately prior to the completion of the merger (other than AmeriGas common units held by UGI or its subsidiaries or the General Partner) will be automatically converted into the right to receive, at the election of each AmeriGas Unitholder, but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration: (i) 0.6378 UGI Shares; (ii)(A) $7.63 in cash, without interest and (B) 0.500 UGI Shares; or (iii) $35.325 in cash, without interest.

The merger consideration is subject to a proration designed to ensure that the number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. AmeriGas Unitholders may elect the Share Election, the Mixed Election or the Cash Election. However, the ability for AmeriGas Unitholders to receive the merger consideration they elected will depend on the elections of other AmeriGas Unitholders. The proration of the merger consideration payable to AmeriGas Unitholders in the merger will not be known until the Exchange Agent tallies the results of the elections made by AmeriGas Unitholders, which will not occur until near or after completion of the merger.

AmeriGas Unitholders will not receive any fractional UGI Shares in the merger. Instead, each AmeriGas Unitholder whose AmeriGas common units are converted into UGI Shares pursuant to the merger agreement who otherwise would have received a fraction of a UGI Share will be entitled to receive cash in lieu of such fractional UGI Share.

At the completion of the merger, the General Partner’s 1% economic general partner interest in AmeriGas will convert into (i) 10,615,711 AmeriGas common units, which will remain outstanding as partnership interests in AmeriGas, and (ii) a non-economic general partner interest in AmeriGas. The AmeriGas common units owned by the General Partner that are issued and outstanding immediately prior to the completion of the merger will be unaffected by the merger and will remain outstanding as partnership interests in AmeriGas.

Each of the AmeriGas common units owned by UGI and its subsidiaries (and for the sake of clarity, excluding the AmeriGas common units owned by the General Partner) that are issued and outstanding immediately prior to the completion of the merger will be automatically cancelled and will cease to exist, with no consideration being paid thereon. See “Proposal 1: The Merger Agreement—The Merger; Effective Time; Closing” for more information.

AmeriGas’ net book value (calculated as total assets minus total liabilities) as of March 31, 2019 was approximately $633.1 million, and AmeriGas’ net earnings for the six months ended March 31, 2019 was $263.6 million.

As of March 31, 2019, UGI beneficially owned 25.6% of the outstanding AmeriGas common units, representing an effective beneficial interest in AmeriGas’ net book value of approximately $149.7 million, equal to 23.6% of AmeriGas’ net book value. After including UGI’s combined indirect 2% general partner interests in AmeriGas and in AmeriGas’ operating subsidiary, AmeriGas Propane, L.P. (“AmeriGas OLP”), UGI’s combined beneficial interests in AmeriGas’ net book value as of March 31, 2019 was approximately $196.9 million, equal to 31.1% of AmeriGas’ net book value. If the merger is completed, UGI’s beneficial interest in the net assets of AmeriGas and AmeriGas OLP will increase to $633.1 million, equal to 100% of AmeriGas’ net book value (based upon AmeriGas’ net book value as of March 31, 2019).

For the six months ended March 31, 2019, UGI beneficially owned approximately 25.6% of the outstanding AmeriGas common units and an indirect 1% general partner interest in AmeriGas, which general partner interest included incentive distribution rights. UGI also beneficially owned a 1% general partner interest in AmeriGas OLP. These ownership interests resulted in the attribution of $89.8 million of AmeriGas’ net income to UGI, equal to approximately 33.6% of AmeriGas’ net income for the six months ended March 31, 2019. If the merger is completed, UGI’s beneficial interest in AmeriGas’ net income will increase to $267.1  million, equal to 100% of AmeriGas’ net income (based upon AmeriGas’ net income for the six months ended March 31, 2019).

Background of the Merger

Senior management of UGI and the General Partner, together with the UGI Board and the GP Board (collectively, as used in this section, the “parties”), regularly review operational and strategic opportunities to maximize value for their respective investors. In connection with these reviews, the parties have, from time to time, evaluated potential transactions that would further their respective strategic objectives.

During the last two years, the parties have considered ways to reduce AmeriGas’ cost of capital, including structures that modify or eliminate the General Partner’s general partner interests in AmeriGas, including the

AmeriGas incentive distribution rights, as well as simplify AmeriGas’ governance structure. The parties also have considered the external environment for master limited partnerships (“MLPs”), particularly the inaccessibility of equity capital markets and the passage of the TCJA in 2017, which lowered the U.S. federal corporate income tax rate from 35% to 21% and reduced the benefits of the MLP pass-through structure. These market trends have contributed to a significant number of MLPs eliminating their incentive distribution rights (either directly or through mergers with the entities holding their incentive distribution rights), converting to corporations (for income tax and state law purposes) or both.

In light of these considerations, UGI engaged Latham & Watkins LLP (“Latham”) to provide legal advice regarding potential structuring options and related transactions.

In July 2017, following two consecutive record warm winters, the parties began to actively engage in discussions to ensure that AmeriGas would have sufficient capital to continue to pursue growth initiatives in the event of another significantly warmer-than-normal winter heating season. On November 7, 2017, following negotiations with, and the review and approval by, the GP Audit Committee (comprised of four members of the GP Board who meet the independence qualifications under the AmeriGas partnership agreement and the Charter of the GP Audit Committee for membership on the GP Audit Committee), AmeriGas and UGI publicly announced that they had entered into a Standby Equity Commitment Agreement (the “SECA”), pursuant to which UGI committed to make up to $225 million of capital contributions to AmeriGas through July 1, 2019, for consideration comprising of new Class B common units representing limited partner interests in AmeriGas (“Class B Units”), upon the request of AmeriGas, acting at the sole and absolute discretion of the GP Audit Committee. For more information, see “Special Factors—Standby Equity Commitment Agreement.”

On November 1, 2017, UGI engaged J.P. Morgan to provide financial advisory services to assist with UGI’s review and evaluation of various strategic alternatives. UGI and J.P. Morgan executed a formal engagement letter on March 13, 2018, as supplemented by a second engagement letter between such parties executed on October 11, 2018, but each with an effective date as of November 1, 2017. At that time, the UGI Board and the GP Board began to evaluate a possible transaction in which AmeriGas would seek to acquire another publicly traded entity (referred to herein as “Company A”) and, in connection with the proposed transaction, the rights and obligations associated with the General Partner’s general partner interest in AmeriGas, including the AmeriGas incentive distribution rights, would be modified or eliminated. On April 27, 2018, the UGI Board and the GP Board made a joint written offer to Company A to acquire Company A through a merger transaction. On May 16, 2018, Company A’s chief executive officer responded in a telephone conversation with Mr. John L. Walsh, President and Chief Executive Officer of UGI, that Company A had reviewed and analyzed the offer and concluded that it was not in the best interest of Company A’s equityholders to proceed with a potential transaction, and that Company A was not interested in engaging in any further discussions regarding a potential transaction.

Following the rejection by Company A of the offer, the UGI Board began to consider a transaction that would include a restructuring or elimination of the General Partner’s general partner interest in AmeriGas, including AmeriGas’ incentive distribution rights, in exchange for additional AmeriGas common units or, in the alternative, a “take-private” transaction that would involve UGI’s acquisition of all of the AmeriGas common units that it and its affiliates did not already own.

In the summer of 2018, the UGI Board met on several occasions with representatives of J.P. Morgan and Latham to discuss strategic alternatives and potential transaction structures. The GP Board was made aware in general terms of the UGI Board’s ongoing deliberations and was advised that a proposal would be forthcoming in September 2018.

On September 14, 2018, in anticipation of a potential transaction proposal from UGI, the GP Board delegated to the GP Audit Committee the power and authority to, among other things, (i) review and evaluate any potential conflicts arising in connection with a transaction modifying or restructuring the General Partner’s general partner interest in AmeriGas or the rights and obligations associated with that interest, or otherwise restructuring the relationship between UGI and AmeriGas (any of the foregoing, a “potential transaction”), (ii) review and evaluate the terms and conditions of a potential transaction on behalf of AmeriGas and the Unaffiliated AmeriGas Unitholders, (iii) negotiate the terms and conditions of a potential transaction, (iv) determine whether any potential transaction is fair and reasonable to AmeriGas, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to AmeriGas), and in the best interests of AmeriGas and (v) determine whether or not to approve, and to recommend that the GP Board approve, any potential transaction, with any such approval and related recommendation by the GP Audit Committee constituting “Special Approval” for all purposes under the AmeriGas partnership agreement. The GP Board determined that no member of the GP Audit Committee had any relationship with or ownership interest in UGI or AmeriGas that would interfere with the exercise of such member’s independent judgment with respect to a potential transaction. The GP Audit Committee was also authorized to retain legal and financial advisors. The GP Audit Committee determined to reengage Potter Anderson & Corroon LLP (“Potter Anderson”) as its independent legal advisor and TPH as its independent financial advisor (each of whom the GP Audit Committee had previously engaged to serve as its legal advisor and financial advisor, respectively, in connection with the SECA transaction and the proposal to acquire Company A). In connection with TPH’s reengagement, TPH provided the GP Audit Committee with a written relationship disclosure, which disclosed two prior engagements by the GP Audit Committee and no other investment banking engagements for compensation since 2016 by UGI or AmeriGas.

On September 19, 2018, following the deliberations and analysis that had occurred over the prior several months, the UGI Board made a proposal to the GP Audit Committee to eliminate AmeriGas’ incentive distribution rights and convert the General Partner’s economic general partner interests in AmeriGas and in AmeriGas OLP to non-economic general interests in exchange for additional AmeriGas common units and a new series of AmeriGas Class C preferred units, for total aggregate consideration of $675 million (the “IDR Buy-In Proposal”), which proposal stated that it would expire on November 19, 2018. On November 12, 2018, UGI agreed to extend the expiration date of the IDR Buy-In Proposal to December 3, 2018.

UGI management discussed the IDR Buy-In Proposal with the GP Audit Committee and the UGI Board on several occasions, including with their respective financial and legal advisors, but such parties were unable to reach agreement on the valuation of the AmeriGas incentive distribution rights.

As part of its review of the IDR Buy-In Proposal, the GP Audit Committee independently reviewed with its advisors the benefits and disadvantages of multiple possible MLP transaction structures, including, but not limited to, a partial or complete restructuring of AmeriGas’ incentive distribution rights, a reset of such incentive distribution rights, a potential cut of AmeriGas’ distributions and possible variations of an MLP simplification transaction. In subsequent discussions with UGI, the GP Audit Committee was unable to reach agreement with UGI on, among other things, the value of AmeriGas’ incentive distribution rights. However, the GP Audit Committee, based on guidance from AmeriGas management and financial advice from TPH, determined that AmeriGas’ incentive distribution rights constitute a significant burden on AmeriGas’ ability to generate and grow cash flow after distribution payments, particularly in light of the fact that the current AmeriGas distribution was in the 50% payment to the General Partner tier under the AmeriGas partnership agreement. Therefore, the GP Audit Committee remained open to continuing discussions with UGI on potential transaction structures that would improve AmeriGas’ ability to generate free cash flow and overall financial health.

In connection with its review of the IDR Buy-In Proposal, the GP Audit Committee also discussed and considered, with assistance from TPH, among other things, AmeriGas’ past performance (both on an absolute basis and as compared against budget in prior years) as well as metrics that may impact AmeriGas’ future performance, including operating assumptions and financial measures. AmeriGas management informed the GP Audit Committee and its advisors that it had set internal goals of achieving a distribution coverage ratio of 1.2x and a maximum leverage ratio of 4.0x. TPH provided the GP Audit Committee with a financial review of AmeriGas’ targeted distribution coverage and leverage ratios, a review of recent market precedent on unitholder distributions by MLPs and various distribution strategies that AmeriGas could take to meet AmeriGas management’s stated targets. The GP Audit Committee also considered, with the assistance of TPH, AmeriGas’ future financial performance in the event that warmer-than-normal weather continued in winter heating seasons. Based on AmeriGas management’s guidance and TPH’s financial advice, the GP Audit Committee concluded that AmeriGas’ current distribution levels may not be sustainable and that AmeriGas may have to reduce its distributions in the near- to mid-term. The GP Audit Committee considered the sustainability of the current distribution in its deliberations of the IDR Buy-In Proposal, as well as other possible MLP simplification transaction structures. Ultimately, the GP Audit Committee determined that it was too far apart on value with UGI for the IDR Buy-In Proposal to negotiate it further at that time. In light of the inability to agree on the valuation of the AmeriGas incentive distribution rights, on November 20, 2018, the GP Audit Committee instructed TPH to coordinate with J.P. Morgan and UGI over the coming weeks regarding possible transaction structures for a new proposal.

On December 3, 2018, the IDR Buy-In Proposal expired.

On December 4, 2018, at a jointly held investor day (the “December Investor Day”), UGI and AmeriGas announced a 120-day strategic review focused on strengthening AmeriGas’ balance sheet and setting a path for AmeriGas to achieve a minimum distribution coverage ratio of 1.2x and a maximum leverage ratio of 4.0x.

On December 13, 2018, at the request of the GP Audit Committee, representatives of TPH held a meeting with representatives of UGI and J.P. Morgan. At the meeting, TPH, UGI and J.P. Morgan discussed possible MLP simplification and other potential transaction structures for a new proposal by UGI, taking into account, among other things, AmeriGas’ publicly stated target distribution coverage and leverage ratios and the possibility of a distribution cut in the near- to mid-term to meet such target distribution coverage and leverage ratios. The participants also discussed the 120-day strategic review announced at the December Investor Day and UGI’s desire to negotiate a solution that permanently addressed or eliminated AmeriGas’ incentive distribution rights within that time frame. Following the discussion, UGI and J.P. Morgan indicated they would follow-up with a revised proposed transaction structure.

In January 2019, Company A sent Mr. Walsh an unsolicited communication proposing to acquire AmeriGas and the General Partner through a merger transaction, without specifying the potential economic terms of that proposal. The UGI Board shared the proposal with the GP Board and considered the merits of the proposal. The UGI Board determined that its desire to retain its interest in AmeriGas’ retail propane business had not changed, and therefore the UGI Board rejected the proposal from Company A.

In early 2019, after considering the relative merits and risks associated with the alternative potential transactions described above and given the inability of UGI and the GP Audit Committee to reach an agreement on a valuation with respect to the IDR Buy-In Proposal, UGI began to consider a merger in which UGI would acquire all of the publicly held AmeriGas common units that it and its subsidiaries did not already own (the “proposed merger transaction”) based on a range of possible exchange ratios. In particular, the UGI Board and UGI management, with the assistance of J.P. Morgan, began to discuss a possible merger transaction that would be structured to provide the AmeriGas Unitholders with a premium to the trading price of the AmeriGas common units, while eliminating AmeriGas’ incentive distribution rights and simplifying its overall governance structure. UGI management considered this structure as the most attractive alternative for achieving the objective of decreasing AmeriGas’ cost of capital and simplifying its governance structure in a manner consistent with UGI’s intent to retain its controlling interest in AmeriGas. Based on these considerations, UGI management determined that it would be appropriate for the transaction structure to be presented to the UGI Board for its consideration.

On January 17, 2019, the UGI Board, together with representatives from J.P. Morgan and Latham, met telephonically to discuss the proposed merger transaction.

On January 21, 2019, the UGI Board met again telephonically to discuss the proposed merger transaction.

On January 25, 2019, the UGI Board, together with representatives from J.P. Morgan and Latham, met telephonically to consider the making of an offer (the “Initial Offer”) to pursue the proposed merger transaction for consideration payable on each AmeriGas common unit not owned by UGI or its subsidiaries, including the General Partner (the “Public Common Units”), of 0.500 UGI Shares plus $4.03 in cash (the “Cash Portion Consideration”). Based on the closing price of UGI Shares on January 25, 2019, the Initial Offer valued each Public Common Unit at $32.00 (the “AmeriGas Per Unit Valuation”), or a 7.1% premium. The Initial Offer also provided, among other things, that AmeriGas Unitholders (other than UGI and its subsidiaries, including the General Partner) could elect, subject to proration, to receive UGI Shares, cash or a combination of UGI Shares and cash, that the signing of the merger agreement would be conditioned on a recommendation by the GP Audit Committee and that completion of the merger would be conditioned on approval by the holders of a majority of the AmeriGas common units, including AmeriGas common units held by UGI and its affiliates, including the General Partner. The Initial Offer also indicated that the maximum number of newly issued UGI Shares would be approximately 19.9% of the outstanding UGI Shares at the time of issuance and, as a result, no vote by the UGI Shareholders on the proposed merger transaction would be required under NYSE rules. Finally, the Initial Offer requested an indicative response from the GP Audit Committee on or before February 15, 2019, and provided that the proposal would expire on March 15, 2019. The UGI Board approved the making of the Initial Offer, which was subsequently delivered to the GP Audit Committee on January 28, 2019.

On January 31, 2019, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, a summary of the Initial Offer, trading analyses of AmeriGas and UGI, a review of relative price performance of AmeriGas, UGI and certain of their peers, a historical AmeriGas/UGI exchange ratio analysis, an analysis of premiums in precedent transactions and a price target analysis of AmeriGas and UGI based on publicly available consensus analyst estimates. TPH also shared its preliminary observations in respect of the consideration offered in the Initial Offer and proposed to make requests for additional information from UGI. Potter Anderson discussed the GP Board’s delegating resolutions, dated September 14, 2018, and the GP Audit Committee’s mandate and responsibilities thereunder. The GP Audit Committee discussed UGI’s statement made at the GP Board meeting on January 29, 2019, that UGI would not be interested in selling its controlling interest in AmeriGas. As a result, the GP Audit Committee determined that it would not be productive or practical to conduct outreach to third parties.

On February 1, 2019, the GP Audit Committee delivered information requests regarding financial, operational and legal matters to representatives of UGI.

On February 3, 2019, Mr. William J. Marrazzo, Chairman of the GP Audit Committee, held a telephonic meeting with Mr. Hugh J. Gallagher, President and Chief Executive Officer of the General Partner, to discuss AmeriGas management’s views of the Initial Offer, and Mr. Marrazzo sought Mr. Gallagher’s assistance with the information requests by the GP Audit Committee.

Following UGI’s submission of the Initial Offer to the GP Audit Committee, Latham began preparing a draft merger agreement, which it provided to the UGI Board for review on February 1, 2019. On February 4, 2019, representatives from Latham discussed the draft merger agreement with representatives of UGI and J.P. Morgan.

On February 4, 2019, Mr. Marrazzo exchanged correspondence with Ms. Monica M. Gaudiosi, Vice President and General Counsel, Secretary of UGI, regarding the information requests sent on February 1, 2019. Ms. Gaudiosi answered certain questions related to, among other things, the availability of financial forecasts for AmeriGas and UGI, the availability of certain analyst reports and certain tax implications of the proposed merger transaction.

From February 5, 2019 to February 6, 2019, Potter Anderson and Latham exchanged correspondence regarding a proposed mutual confidentiality agreement between UGI and AmeriGas.

On February 7, 2019, following execution of the mutual confidentiality agreement by UGI and AmeriGas, Ms. Gaudiosi delivered additional information to TPH, which included, among other things, UGI’s financial information, financial analyst reports and documents related to the tax implications of the proposed merger transaction.

In the evening of February 7, 2019, at the direction of the UGI Board, Latham provided a draft merger agreement to Potter Anderson. The initial draft provided, among other things: (i) that the merger would be conditioned on the approval of the merger agreement by the affirmative vote of the holders of a majority of the AmeriGas common units (including UGI and its affiliates), (ii) that AmeriGas would be subject to “no-shop” provisions that would prevent discussions and negotiations with competing bidders subject only to a limited exception for discussions and negotiations in response to an unsolicited alternative proposal that is likely to result in a superior proposal and if failure to so respond “would constitute a breach of” the GP Audit Committee’s duties under applicable law, as modified by the AmeriGas partnership agreement, and (iii) that the GP Board must recommend approval of the merger agreement to the AmeriGas Unitholders, and that the GP Audit Committee could not effect an AmeriGas adverse recommendation change except in response to a superior proposal. Because UGI and the GP Audit Committee had not yet agreed to the economic terms of the proposed merger transaction, the draft merger agreement did not address such terms.

On February 8, 2019, the GP Audit Committee held a video teleconference meeting with UGI management, as well as representatives of J.P. Morgan, Potter Anderson and TPH. At the meeting, at the request of the GP Audit Committee, UGI provided a presentation, referencing the materials presented at the December Investor Day, of its business operations and key financial information, including financial projections of UGI, and explained its perspective on the benefits of the proposed merger transaction for AmeriGas and the Unaffiliated AmeriGas Unitholders.

Also on February 8, 2019, a representative of AmeriGas contacted a representative of Baker Botts L.L.P. (“Baker Botts”) regarding the potential engagement of Baker Botts to serve as legal advisor to AmeriGas in considering the proposed merger transaction and formally engaged Baker Botts on February 11, 2019.

On February 12, 2019, representatives of TPH, Potter Anderson, Latham and UGI held a telephonic meeting to discuss certain tax implications of the proposed merger transaction on UGI, AmeriGas and the AmeriGas Unitholders who would receive merger consideration.

Later on February 12, 2019, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, updates to certain of its analyses, a review of relative price performance of AmeriGas, UGI and certain of their peers, an updated historical exchange ratio analysis, an analysis of the proposed and various alternative exchange ratios and certain analyses of UGI and AmeriGas on a status quo and pro forma basis, and a review of the then-current financial projections of AmeriGas and UGI. The analyses included scenarios in which the current distribution policy for AmeriGas was maintained, as well as a second scenario in which AmeriGas distributions were cut to achieve leverage and coverage targets of 4.0x and 1.2x, respectively. The GP Audit Committee also discussed certain preliminary matters related to a possible indicative response to the Initial Offer.

Later that afternoon, UGI delivered UGI’s assessment of the proposed merger transaction’s anticipated synergies and transaction costs to the GP Audit Committee, Potter Anderson and TPH.

On February 14, 2019, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, updates to certain of its trading analyses and the then-current financial projections of AmeriGas and UGI, a summary of the relative performance of AmeriGas and certain of its peers, an analysis of the pro forma impact of the proposed merger transaction on AmeriGas and UGI and a summary of the illustrative pre-tax and after-tax pro forma impact of the proposed merger transaction on AmeriGas and UGI. The GP Audit Committee and

Potter Anderson also discussed their initial reactions to the draft merger agreement. After further discussion, the GP Audit Committee determined it was not prepared to provide UGI with an indicative response by February 15, 2019 as requested in the Initial Offer, given, among other things, the desire of the GP Audit Committee to receive additional input on the potential tax impact of the proposed merger transaction on AmeriGas Unitholders who would receive merger consideration.

On February 15, 2019, the GP Audit Committee informed UGI in writing that the GP Audit Committee and its advisors were continuing their evaluation of the Initial Offer and that the GP Audit Committee intended to provide UGI with its indicative response to the Initial Offer the following week.

Later on February 15, 2019, Messrs. Marrazzo and Gallagher discussed telephonically the information requests by the GP Audit Committee. Mr. Marrazzo discussed the draft merger agreement with Mr. Gallagher.

Following Mr. Marrazzo’s conversation with Mr. Gallagher, Messrs. Marrazzo and Walsh discussed telephonically the status of the information requests by the GP Audit Committee, the draft merger agreement and certain timing considerations. Mr. Walsh acknowledged that the indicative response of the GP Audit Committee would not be required to be received on February 15, 2019.

Later on February 15, 2019, Potter Anderson and Baker Botts held a telephonic meeting to discuss the draft merger agreement.

On February 17, 2019, UGI delivered high-level passive loss estimate calculations of the illustrative tax impact of the proposed merger transaction.

On February 18, 2019, UGI provided additional tax-related information, including, among other things, status quo AmeriGas tax calculations and pro forma UGI tax calculations, as well as other additional non-tax information.

On February 19, 2019, representatives of TPH held a telephonic meeting with representatives of Latham and UGI, during which such parties discussed certain tax-related questions for status quo AmeriGas and pro forma UGI.

Later on February 19, 2019, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, an analysis of the Initial Offer, including illustrative tax impacts of the Initial Offer to AmeriGas and the AmeriGas Unitholders who would receive merger consideration, and a potential counterproposal by AmeriGas. The GP Audit Committee and its advisors also discussed the pre-December Investor Day AmeriGas common unit trading price and suggested that such trading price is one of many factors the GP Audit Committee may consider when reviewing the Initial Offer and the proposed merger transaction. After consideration of TPH’s presentation materials and further deliberations, the GP Audit Committee decided not to respond to the draft merger agreement until economic and other key transaction terms were more advanced and determined to make a counteroffer to UGI (the “AmeriGas Counteroffer”) on the following terms: (i) 0.500 UGI Shares and Cash Portion Consideration of $13.94 for each Public Common Unit, (ii) AmeriGas would continue to pay its quarterly distribution at the then current level of $0.95 per AmeriGas common unit until the close of the transaction, including on a pro-rated basis for the final partial quarter during which the closing of the merger would occur, and (iii) that the merger be conditioned on obtaining the approval of the holders of a majority of the AmeriGas common units held by the Unaffiliated AmeriGas Unitholders (the “unaffiliated unitholder approval condition”).

On February 20, 2019, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss the forthcoming AmeriGas Counteroffer. Mr. Marrazzo reviewed the GP Audit Committee’s principal considerations for such counteroffer with Mr. Walsh.

On February 21, 2019, the GP Audit Committee delivered a letter to UGI detailing the AmeriGas Counteroffer, as well as TPH materials prepared to be provided to UGI to support the GP Audit Committee’s negotiations of the terms of the proposed merger transaction. The GP Audit Committee’s letter also referenced its consideration of a pre-December Investor Day AmeriGas common unit trading price as a basis for comparing possible premiums resulting from the proposed merger transaction.

On February 22, 2019, Messrs. Walsh and Marrazzo held a telephonic meeting to further discuss the AmeriGas Counteroffer and UGI management’s initial reactions to the AmeriGas Counteroffer.

On February 25, 2019, the UGI Board, together with representatives from J.P. Morgan and Latham, met telephonically to discuss the terms of the AmeriGas Counteroffer. Later that day, the UGI Board delivered a second offer to the GP Audit Committee for the proposed merger transaction with the following primary terms: (i) 0.500 UGI Shares and Cash Portion Consideration of $6.32 for each Public Common Unit, representing a $33.50 AmeriGas Per Unit Valuation and a 13% premium based on the closing price of UGI Shares and AmeriGas common units on February 22, 2019, (ii) UGI would agree that distributions in respect of AmeriGas common units would continue at the current rate of $0.95 per unit through the record date immediately preceding the closing date for the quarter in which the closing of the proposed merger transaction would occur, (iii) a rejection of any proration of AmeriGas distributions for the quarter in which the closing occurs, and (iv) a rejection of an unaffiliated unitholder approval condition (the “Second UGI Offer”). The Second UGI Offer also disputed the GP Audit Committee’s emphasis on unaffected pre-December Investor Day market prices. Prior to the delivery of the Second UGI Offer, Messrs. Walsh and Marrazzo held a brief telephonic meeting to discuss generally the forthcoming Second UGI Offer.

On February 26, 2019, representatives of TPH and J.P. Morgan held a telephonic meeting to discuss the financial bases for the Second UGI Offer. At the meeting, TPH and J.P. Morgan discussed their respective clients’ perspectives on the bases for the AmeriGas Counteroffer and the Second UGI Offer.

Later on February 26, 2019, the GP Audit Committee held a meeting with representatives of Potter Anderson and TPH. At the meeting, TPH reported on its earlier meeting with J.P. Morgan. In addition, TPH provided the GP Audit Committee, with, among other information, updates to the analysis of the proposed exchange ratio and various alternative ratios for the proposed merger transaction. Potter Anderson also reviewed with the GP Audit Committee, among other things, the applicable standards of conduct under the AmeriGas partnership agreement.

On February 27, 2019, representatives of Potter Anderson and Baker Botts met telephonically to discuss potential responses to the draft merger agreement.

Later on February 27, 2019, the GP Audit Committee held a telephonic meeting with Mr. Walsh. At the meeting, the GP Audit Committee and Mr. Walsh discussed, among other things, the financial bases for the Second UGI Offer and UGI’s response to specific terms of the AmeriGas Counteroffer, including, but not limited to, the GP Audit Committee’s consideration of using a pre-December Investor Day AmeriGas common unit trading price as a basis for comparing possible premiums resulting from the proposed merger transaction. The GP Audit Committee reiterated to Mr. Walsh the GP Audit Committee’s position that uncertainty resulting from the December Investor Day presentation adversely affected the AmeriGas common unit trading price. Mr. Walsh discussed UGI’s view that the post-December Investor Day AmeriGas common unit trading price was the more appropriate basis for comparing possible premiums given that the market had incorporated the new information disclosed at the December Investor Day and AmeriGas’ February 6, 2019 earnings announcement. Mr. Walsh further indicated that absent the proposed merger transaction, a cut of AmeriGas distributions of approximately 20% would be necessary for AmeriGas to achieve its targeted coverage ratio.

On February 28, 2019, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, a summary of the Second UGI Offer, updates to certain of its trading analyses and the then-current financial projections of AmeriGas and UGI and updates to the analysis of the proposed and various alternative exchange ratios for the proposed merger transaction. The GP Audit Committee considered the various headwinds facing AmeriGas’ business, including limited distribution coverage, high leverage, unfavorable weather conditions and an inability to meet forecasted expectations in recent years across a range of weather and market conditions. The GP Audit Committee also noted that the use of the AmeriGas common unit trading price was but one basis for the GP Audit Committee’s overall view of value for the proposed merger transaction. The representatives of Potter Anderson also reviewed their proposed responses to the draft merger agreement circulated by Latham on February 7, 2019. The GP Audit Committee then determined that it would make a counteroffer to the Second UGI Offer, and simultaneously submit a revised draft of the merger agreement, on the following terms (the “Second AmeriGas Counteroffer”): (i) 0.500 UGI Shares and Cash Portion Consideration of $10.00 for each Public Common Unit, representing a $37.45 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on February 28, 2019, (ii) AmeriGas Unitholders would be entitled to receive the full distribution amount with respect to the quarter ending prior to the closing regardless of whether the applicable record date has occurred, pursuant to a mechanic in the revised draft merger agreement whereby the merger consideration payable to AmeriGas Unitholders who would receive merger consideration would be increased by $0.95 in cash if the closing occurred prior to the record date for distribution in respect of the completed quarter ended prior to the closing, (iii) AmeriGas Unitholders would be entitled to receive the prorated amount of distributions on AmeriGas common units in the quarter in which the closing occurs, less the amount of the dividend expected to be paid on UGI Shares issued in the merger and (iv) that the merger would provide for an unaffiliated unitholder approval condition.

Later that day, the GP Audit Committee delivered the Second AmeriGas Counteroffer to UGI, together with a revised draft of the merger agreement, which reflected comments from Potter Anderson on behalf of the GP Audit Committee and Baker Botts on behalf of AmeriGas. The revised draft merger agreement included, among other things, in addition to the provisions noted above, the following matters: (i) an adjustment of the percentage thresholds for alternative proposals from 15% to 25% and for superior proposals from 80% to 50%, (ii) the requirement for the General Partner to enter into a support agreement, in which it would agree to vote its AmeriGas common units in favor of the merger, (iii) permitting the GP Audit Committee to effect an AmeriGas adverse recommendation change in response to certain specified intervening events in addition to a superior proposal and (iv) a decrease in the termination fee payable from $25.0 million to $20.0 million and a decrease of the expense reimbursement cap from $7.5 million to $5.0 million.

On March 1, 2019, Messrs. Marrazzo and Gallagher held a telephonic meeting to discuss the Second AmeriGas Counteroffer and related AmeriGas business considerations, as well as AmeriGas’ forecasts.

Following Mr. Marrazzo’s conversation with Mr. Gallagher, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss valuation terms, including the proposed AmeriGas Per Unit Valuation. In addition, Mr. Walsh explained UGI’s position with respect to the unaffiliated unitholder approval condition and the prorated distribution proposals.

Later in the day, representatives of TPH and UGI held a telephonic meeting to discuss UGI’s financial projections.

On March 4, 2019, the UGI Board, together with representatives from J.P. Morgan and Latham, met telephonically to discuss the Second AmeriGas Counteroffer, as well as certain important issues raised by the latest draft of the merger agreement. The UGI Board discussed a proposed response to the Second AmeriGas Counteroffer, which would include (i) 0.500 UGI Shares and Cash Portion Consideration of $6.80 for each Public Common Unit, representing a $34.25 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on March 4, 2019, (ii) a rejection of the GP Audit Committee’s proposal with respect to proration of distributions to the AmeriGas Unitholders for the quarter in which the closing of the merger would occur and (iii) a rejection of an unaffiliated unitholder approval condition (the “Third UGI Offer”).

After the UGI Board meeting, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss generally the forthcoming Third UGI Offer.

Later that evening, the UGI Board delivered the Third UGI Offer to the GP Audit Committee and its representatives.

On March 5, 2019, Mr. Walsh delivered correspondence to the GP Audit Committee reinforcing his support of the Third UGI Offer.

Later on March 5, 2019, the GP Audit Committee held a meeting with representatives of Potter Anderson and TPH. At the meeting, the GP Audit Committee and its advisors discussed the Third UGI Offer, including, among other things, the proposed merger consideration, UGI’s opposition to an unaffiliated unitholder approval condition and UGI’s unwillingness to pay pro rata distributions to the AmeriGas Unitholders for the fiscal quarter in which the closing of the transaction occurred. After discussion, the GP Audit Committee authorized Mr. Marrazzo to contact Mr. Walsh to conduct subsequent negotiations.

On March 6, 2019, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss the proposed AmeriGas Per Unit Valuation, as well as the GP Audit Committee’s position that the merger provide for an unaffiliated unitholder approval condition. At the meeting, Mr. Walsh confirmed that UGI was prepared to increase the Cash Portion Consideration offered in connection with the proposed merger transaction to $7.30, representing (together with a fixed share component of 0.500 UGI Shares) a $34.75 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on March 4, 2019 (the new offer constituting the “Revised Third UGI Offer”).

Later that evening, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, the GP Audit Committee and its advisors discussed the Revised Third UGI Offer and the substance of Mr. Marrazzo’s discussions with Mr. Walsh. The GP Audit Committee authorized Mr. Marrazzo to conduct further negotiations with Mr. Walsh.

On the morning of March 7, 2019, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss the proposed AmeriGas Per Unit Valuation, the payment of full quarterly distributions between signing and closing of the merger, including and up to the quarter preceding the closing of the transaction, no proration of distributions with respect to the quarter in which the closing of the merger would occur and the GP Audit Committee’s position that the merger provide for an unaffiliated unitholder approval condition.

Later on March 7, 2019, the GP Audit Committee held a meeting with representatives of Potter Anderson and TPH. At the meeting, the GP Audit Committee and its advisors discussed the substance of Mr. Marrazzo’s meeting with Mr. Walsh. The GP Audit Committee and its advisors further considered the proposed merger transaction and authorized Mr. Marrazzo to contact Mr. Walsh to assess whether the Revised Third UGI Offer was UGI’s best and final offer and to seek additional Cash Portion Consideration for the AmeriGas Unitholders who would receive merger consideration. The GP Audit Committee recessed the meeting to allow Mr. Marrazzo to contact Mr. Walsh. Messrs. Marrazzo and Walsh had a telephonic discussion, during which Mr. Walsh indicated that UGI was prepared to increase the Cash Portion Consideration offered in connection with the proposed merger transaction to $7.45, which represented (together with a fixed share component of 0.500 UGI Shares) a $34.90 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on March 4, 2019, subject to no proration of distributions for the quarter in which the closing of the merger would occur and no unaffiliated unitholder approval condition. Mr. Walsh also indicated that such offer was UGI’s best and final offer. Following such discussion, the GP Audit Committee reconvened and determined that it would accept UGI’s latest offer, subject to documentation of the transaction, including a support agreement, and confirmation of UGI and AmeriGas’ mutual agreement on the distribution policy for the AmeriGas Unitholders between the signing and closing of the merger.

Later on March 7, 2019, the GP Audit Committee conveyed to UGI that it was prepared to move forward with the proposed merger transaction, subject to negotiation and finalization of definitive documents, on the following terms: (i) consideration payable to the holders of Public Common Units to be comprised of 0.500 UGI Shares and Cash Portion Consideration of $7.45 per Public Common Unit, (ii) a condition that the merger will be subject to the approval of the holders of a majority of outstanding AmeriGas common units, including those held by UGI and its affiliates, including the General Partner, and (iii) AmeriGas Unitholders would be entitled to distributions with respect to the quarter ending prior to the closing of the proposed merger transaction regardless of the timing of the record date for such distribution, but would not receive a pro rata AmeriGas distribution for the quarter in which closing occurs (the “Third AmeriGas Counteroffer”).

Later that evening, Mr. Marrazzo contacted Mr. Gallagher to update him on the GP Audit Committee’s response to the latest negotiations.

On March 8, 2019, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss the AmeriGas Per Unit Valuation, in which Messrs. Marrazzo and Walsh agreed to update the Third AmeriGas Counteroffer by increasing the Cash Portion Consideration offered in connection with the proposed merger transaction to $7.63 per Public Common Unit in order to maintain (together with a fixed share component of 0.500 UGI Shares) the $34.90 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on March 7, 2019.

Later in the day, Mr. Walsh, on behalf of the UGI Board, delivered a response to the Third AmeriGas Counteroffer, which included the following terms: (i) agreement on the Cash Portion Consideration of $7.63 (with a fixed share component of 0.500 UGI Shares), representing a $34.90 AmeriGas Per Unit Valuation based on the closing price of UGI Shares on March 7, 2019, and (ii) a request for legal advisors to confer regarding the payment of distributions for any completed fiscal quarter occurring prior to closing, regardless of the record date, in order to avoid any unintended consequences (the “Fourth UGI Offer”). The Fourth UGI Offer stated that it would expire on March 15, 2019.

On March 11, 2019, UGI management shared with the GP Audit Committee an updated forecast for UGI, including an updated forecast for AmeriGas, for the fiscal year ending September 30, 2019 (the “4+8 Forecast”), which forecast reflected actual results for the first four months of the fiscal year and forecasted results for the remainder of the fiscal year, reflecting a negative variance in financial performance for 2019 relative to the financial forecast UGI had previously provided to the GP Audit Committee and TPH.

On March 12, 2019, the representatives of TPH held a telephonic meeting with Mr. G. Gary Garcia, the (now former) Treasurer of UGI, to discuss the 4+8 Forecast. Mr. Garcia discussed the revised forecast outlook for each of UGI’s main business segments and discussed the impact of weather on UGI’s reforecasting efforts. In response to questions from TPH, Mr. Garcia stated that there were no changes to the forecasts previously provided to the GP Audit Committee and TPH for fiscal year 2020 and onwards.

On March 13, 2019, the UGI Board met telephonically to discuss, among other things, the status of negotiations on the proposed merger transaction, as well as a review of the strategic rationales for the transaction.

Also on March 13, 2019, with respect to the 4+8 Forecast, UGI provided TPH a breakout of the updated 2019 forecast by business segment.

Later that evening, the GP Audit Committee held a telephonic meeting with representatives of Potter Anderson and TPH. At the meeting, the GP Audit Committee and its advisors discussed TPH’s recent meeting with Mr. Garcia and the 4+8 Forecast. TPH also presented an overview of UGI’s recent share price and earnings performance. The GP Audit Committee and TPH discussed evaluating a downside earnings per share sensitivity to the recently received updated forecasts that carried forward the negative impacts in 2019 to forecast years 2020 and onwards.

On March 14, 2019, Mr. Marrazzo, on behalf of the GP Audit Committee, delivered written correspondence to Mr. Walsh acknowledging receipt of the 4+8 Forecast and indicating that the GP Audit Committee and its advisors were evaluating the materials. The GP Audit Committee requested, among other things, (i) a revised UGI pro forma forecast for the years beyond 2019, which fully incorporated the impact of the 4+8 Forecast, (ii) the receipt of a UGI downside financial projections case, or if non-existent, confirmation of such and (iii) an analysis of the historical budget versus actual performance of UGI’s Midstream & Marketing segment for the last three years.

Later that day, Mr. Walsh notified Mr. Marrazzo that UGI had extended the expiration of the Fourth UGI Offer to March 22, 2019.

On March 15, 2019, Mr. Walsh responded to Mr. Marrazzo’s correspondence in writing, as well as through a telephonic conversation with Mr. Marrazzo. Mr. Walsh reiterated the UGI Board’s continued support for the proposed merger transaction providing for $7.63 in Cash Portion Consideration (together with a fixed share component of 0.500 UGI Shares) and provided (i) clarification that UGI had not updated the forecast for 2020 or beyond in light of the 4+8 Forecast revision, (ii) confirmation that no UGI downside financial projections case existed, (iii) an update on the analysis of the historical budget versus actual performance of UGI’s Midstream and Market segment and (iv) clarification on the AmeriGas and UGI distribution and dividend schedules. In his correspondence, Mr. Walsh provided further commentary to Mr. Marrazzo on UGI management’s updated guidance expectations for both UGI and AmeriGas for fiscal year 2019, including guiding to the low end of AmeriGas’ previously announced $610-650 million Adjusted EBITDA range.

Later that evening, Latham delivered a revised draft of the merger agreement to Baker Botts and Potter Anderson. The revised draft of the merger agreement included, among other things, the following changes: (i) a revision of the percentage thresholds for alternative and superior proposals to 20% and 70%, respectively, (ii) deleting the provisions increasing the merger consideration by $0.95 per unit in the event the closing occurs prior to the record date for the distribution in respect of the quarter ending immediately prior to the closing and increasing the merger consideration by an amount equal to the prorated quarterly AmeriGas distributions for the quarter in which the closing occurs, (iii) the removal of the unaffiliated unitholder approval condition and (iv) the elimination of the ability of the GP Audit Committee to make an AmeriGas adverse recommendation change in response to an intervening event in addition to a superior proposal. In addition, UGI agreed to enter into a support agreement, subject to negotiation of the terms thereof.

On March 16, 2019 and March 17, 2019, UGI and AmeriGas provided to the GP Audit Committee and TPH additional information and clarification regarding UGI’s Midstream & Marketing Segment.

On March 17, 2019, TPH shared with Mr. Garcia and Ms. Gaudiosi a compilation of the forecasts and updates that had been provided to the GP Audit Committee and TPH, along with the downside sensitivity previously discussed with the GP Audit Committee.

On March 18, 2019, TPH held a telephonic meeting with Mr. Garcia to obtain further clarification on the 4+8 Forecast and discuss the downside sensitivity. Mr. Garcia stated that it was UGI’s view that its outlook was appropriately reflected in the 4+8 Forecast and was more favorable than reflected in the downside sensitivity. That same day, Mr. Walsh provided to Mr. Marrazzo written observations regarding the TPH materials. As part of such communication, Mr. Walsh indicated UGI management’s current expectation that AmeriGas would achieve $635 million in Adjusted EBITDA in fiscal year 2020, growing by $10 million per year thereafter.

Later in the day, the GP Audit Committee held a meeting with representatives of Potter Anderson and TPH. At the meeting, TPH provided the GP Audit Committee with, among other information, updates to certain of its trading analyses and the then-current financial projections of AmeriGas and UGI. TPH observed that the 4+8 Forecast and the revised AmeriGas management projections had limited impact on financial analyses given that fiscal year 2020 onward operational projections, including EBITDA, were not impacted by the revisions to the fiscal year 2019 forecasts. The GP Audit Committee also discussed with Potter Anderson the manner of ensuring that the AmeriGas Unitholders would receive the distribution for the quarter ended immediately prior to the closing.

On March 19, 2019, Messrs. Marrazzo and Walsh held a telephonic meeting to discuss the open issue relating to distributions for the quarter ended immediately prior to the closing. Mr. Marrazzo and Mr. Walsh confirmed that the merger agreement would require that the record date for such distribution be set on a date prior to the closing of the merger.

Later that day, Potter Anderson and Baker Botts held a telephonic meeting to discuss Latham’s revised draft merger agreement previously provided to Potter Anderson and Baker Botts on March 15, 2019. Shortly after its meeting with Baker Botts, Potter Anderson held a telephonic meeting with Latham to discuss Latham’s further revisions to the draft merger agreement, including, but not limited to, a provision requiring the General Partner to designate the record date for the distribution related to the quarter ending immediately prior to the closing in a manner that would ensure the payment of such quarterly distribution to the AmeriGas Unitholders.

On March 20, 2019, the UGI Board met telephonically to discuss, among other things, the status of the proposed merger transaction.

Also on March 20, 2019, Potter Anderson, Baker Botts and Latham held a telephonic meeting to discuss the GP Audit Committee’s and UGI’s respective positions on the remaining outstanding issues related to the draft merger agreement, including among other things, (i) the inclusion of the right for the GP Audit Committee to effect an AmeriGas adverse recommendation change in response to an intervening event, (ii) the terms of the Support Agreement and (iii) the inclusion of a provision requiring the General Partner to designate the record date for the quarterly cash distribution related to the quarter immediately prior to the quarter in which the completion of the merger occurs so that such record date precedes the completion of the merger so as to permit the payment of such quarterly distribution to the AmeriGas Unitholders.

Later on March 20, 2019, Potter Anderson and Baker Botts delivered a revised draft of the merger agreement to Latham. The revised draft included, among other things, the following changes: (i) the ability of the GP Audit Committee to effect an AmeriGas adverse recommendation change in response to an intervening event in addition to a superior proposal and (ii) a requirement that the General Partner designate the record date for the distribution related to the quarter ending immediately prior to the closing of the merger.

On March 21, 2019, Ms. Gaudiosi informed the GP Audit Committee that the UGI Board had extended the expiration date of the Fourth UGI Offer to March 29, 2019.

Later on March 21, 2019, the GP Audit Committee held a meeting with representatives of Potter Anderson and TPH. At the meeting, TPH sought and received the GP Audit Committee’s guidance on the financial projections to be utilized in TPH’s final analyses, including a downside earnings per share sensitivity for UGI.

Later on March 21, 2019, Latham delivered a revised draft of the merger agreement to Potter Anderson and Baker Botts, which, among other things, generally accepted the changes included in the Potter Anderson/Baker Botts draft of March 20, 2019. Between March 21, 2019 and the signing of the proposed merger transaction on April 1, 2019, representatives of Baker Botts and Potter Anderson, in consultation with AmeriGas management and the GP Audit Committee, and representatives of Latham, in consultation with UGI, participated in multiple conference calls and exchanged emails to negotiate and finalize the terms of the draft merger agreement and the draft disclosure schedules.

On March 22, 2019, Latham delivered a draft of the Support Agreement to Potter Anderson and Baker Botts. The draft Support Agreement provided that the General Partner would be obligated to vote or cause its AmeriGas common units to be voted in favor of the merger, subject to the terms and conditions of the agreement.

On March 26, 2019, Potter Anderson and Baker Botts delivered a revised draft of the Support Agreement to Latham, which included, among other changes, a requirement that the General Partner vote its AmeriGas common units against any actions that might impede, postpone or adversely affect the merger.

On March 27, 2019, Ms. Gaudiosi informed Mr. Marrazzo that the executive committee of the UGI Board had decided to extend the expiration date of the Fourth UGI Offer to April 2, 2019.

On March 29, 2019, the GP Audit Committee held a meeting with representatives of Potter Anderson, TPH and Baker Botts, as well as Mr. Gallagher and Ms. Michelle Bimson Maggi, Group Counsel and Director of Government Affairs of the General Partner. At the meeting, the representatives of AmeriGas management provided their view of the proposed merger transaction and the rationale thereof. Baker Botts and Potter Anderson reviewed the terms and conditions of the revised draft merger agreement and Support Agreement, including among other things, the election and proration mechanics. Following Baker Botts’ and AmeriGas management’s departure from the meeting, the GP Audit Committee also reviewed with TPH its updated preliminary financial presentation.

On April 1, 2019, the GP Audit Committee met telephonically to discuss the proposed merger transaction, including the terms and conditions of the merger agreement and the Support Agreement. At the meeting, Potter Anderson updated the GP Audit Committee on the few changes to the merger agreement and Support Agreement since the previous GP Audit Committee meeting. TPH presented its financial analysis of the Merger Consideration (as defined below in “—Opinion of the Financial Advisor to the GP Audit Committee”) and, at the request of the GP Audit Committee, rendered its oral opinion to the GP Audit Committee that, as of April 1, 2019, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion as set forth therein, the Merger Consideration to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders. TPH subsequently confirmed its oral opinion in writing, dated April 1, 2019, to the GP Audit Committee. Among other things, the GP Audit Committee noted that the merger consideration of 0.500 UGI Shares and Cash Portion Consideration of $7.63 per Public Common Unit represented an AmeriGas Per Unit Valuation of $35.34 based on the March 29, 2019 closing price for UGI Shares. After further deliberations, the GP Audit Committee unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, (ii) approved, and recommended that the GP Board approve, the merger agreement, the Support Agreement, the execution, delivery and performance of the merger agreement and the Support Agreement, and the transactions contemplated thereby, including the merger, and recommended that the GP Board submit the merger agreement to a vote of the AmeriGas Unitholders and (iii) recommended, and recommended that the GP Board recommend, approval of the merger agreement by the AmeriGas Unitholders. The GP Audit Committee’s approval of the merger agreement, the Support Agreement, and the transactions contemplated thereby, including the merger, constituted “Special Approval” thereof for all purposes under the AmeriGas partnership agreement.

Following the GP Audit Committee meeting, at a telephonic meeting of the GP Board, the full GP Board discussed the merger, including the terms and conditions of the merger agreement and the Support Agreement. During the meeting, Baker Botts presented an overview of the merger agreement, and the GP Board was informed of the GP Audit Committee’s approval of the merger agreement. The GP Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, (ii) approved the merger agreement, the Support Agreement, the execution, delivery and performance of the merger agreement and the Support Agreement and the transactions contemplated thereby, including the merger, (iii) resolved to submit the merger agreement to a vote of the AmeriGas Unitholders and (iv) recommended approval of the merger agreement and the transactions contemplated thereby, including the merger, by the AmeriGas Unitholders.

Following the GP Board meeting on April 1, 2019, the UGI Board, together with representatives of J.P. Morgan and Latham, met telephonically to discuss the merger, including the terms and conditions of the merger agreement and the Support Agreement. During the meeting of the UGI Board, Latham presented an overview of the merger agreement and J.P. Morgan presented its financial analysis of the merger consideration to the UGI Board. At the same meeting and at the request of the UGI Board, J.P. Morgan rendered an oral opinion to the UGI Board, which was subsequently confirmed by delivery of a written opinion dated April 1, 2019, that, as of the date of its opinion, and based upon and subject to the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the merger consideration to be paid by UGI in the merger was fair, from a financial point of view, to UGI. The UGI Board then unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of, and advisable to, UGI and its shareholders, and (ii) approved the merger agreement, the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger.

Later in the evening on April 1, 2019, UGI, Holdings, Merger Sub, AmeriGas and the General Partner executed the merger agreement and AmeriGas and the General Partner executed the Support Agreement, and in the morning of April 2, 2019, UGI and AmeriGas issued a joint press release announcing entry into the merger agreement and held a telephonic meeting to discuss the merger with investors.

Unaudited Financial Projections of UGI and AmeriGas

Neither UGI nor AmeriGas, as a matter of course, publicly discloses long-term financial projections because of, among other reasons, the uncertainty of the underlying assumptions and estimates and the unpredictability of its business and the competitive markets in which it operates. While UGI and AmeriGas prepare forecasts annually for internal budgeting and business planning purposes, such forecasts generally focus on the current fiscal year.

The summary financial projections included in this proxy statement/prospectus should not be regarded as predictive of actual future results nor should they be construed as financial guidance. The summary of the financial projections is not intended to influence or induce any AmeriGas Unitholder to vote in favor of the merger agreement. Instead, they have been included solely because these financial projections were made available to the GP Audit Committee and to TPH in connection with the rendering of its fairness opinion to the GP Audit Committee and performing its related financial analyses, as described in “—Opinion of the Financial Advisor to the GP Audit Committee,” and to J.P. Morgan, who used the financial projections in connection with rendering its fairness opinion to the UGI Board and performing its related financial analysis, as described in “—J.P. Morgan Securities LLC Financial Advisor Materials.”

The financial projections included in this proxy statement/prospectus are not the only series of projections that were prepared in connection with the merger given the extended negotiation period. At the beginning of the negotiation process, the GP Audit Committee, TPH and J.P. Morgan received an initial series of financial projections consisting of UGI and AmeriGas budget and plan materials. UGI and AmeriGas updated these financial projections over the course of negotiations prior to execution of the merger agreement to reflect developments in the business, including in respect of the 4+8 Forecast. The GP Audit Committee also had access to AmeriGas financial information through regularly scheduled meetings of the GP Audit Committee and the GP Board as well as interactions with AmeriGas management.

The financial projections are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. In addition, the financial projections were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, UGI and AmeriGas management. Ernst & Young LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports incorporated by reference in this proxy statement/prospectus relate to AmeriGas’ and UGI’s respective historical financial information. Such reports do not extend to the prospective financial information and should not be read to do so.

In developing the financial projections for the periods shown below, UGI and AmeriGas management made numerous material assumptions with respect to the business for the periods covered by the projections. UGI and AmeriGas each developed a management case (together, the “Management Case”) of financial projections, and the Management Case assumptions included, but were not limited to, the following:

•	weather conditions;

•	commodity pricing;

•	currency exchange fluctuations (as to UGI);

•	the amount and timing of dividends to UGI Shareholders (as to UGI);

•	the amounts and nature of future capital expenditures; and

•	other general business, market, industry and interest rate assumptions.

Important factors that may affect actual results and cause these financial projections not to be achieved include, but are not limited to, risks and uncertainties relating to UGI’s and AmeriGas’ business (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, general business and economic conditions, the regulatory environment and other factors described in or referenced under “Cautionary Statement Regarding Forward-Looking Statements” and those risks and uncertainties detailed in UGI’s and AmeriGas’ public filings with the SEC. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for UGI’s and AmeriGas’ business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur following the time the financial projections were prepared. Accordingly, there can be no assurance that these financial projections will be realized or that future financial results will not materially vary from these financial projections. In addition, different assumptions could result in different projections, which may or may not be realized. No one has made or makes any representation to any AmeriGas Unitholder regarding the information included in the financial projections set forth below.

THE FINANCIAL PROJECTIONS INCLUDED BELOW WERE MADE AVAILABLE TO THE GP AUDIT COMMITTEE, TPH, THE UGI BOARD AND J.P. MORGAN, IN EACH CASE AS DESCRIBED BELOW, IN CONNECTION WITH THEIR EVALUATION OF THE MERGER. NEITHER UGI NOR AMERIGAS INTENDS TO REVISE ANY FINANCIAL PROJECTIONS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

Unaudited Financial Projections of AmeriGas

AmeriGas Management Case

AmeriGas management made the following financial projections of AmeriGas available to the GP Audit Committee and TPH in connection with their evaluation of the merger. J.P. Morgan was made aware of the Adjusted EBITDA projections and TPH’s use of such Adjusted EBITDA projections. J.P. Morgan did not receive authorization to use and did not use the following financial projections.

(in millions, except for per unit data)	2019E	2020E	2021E	2022E	2023E
Adjusted EBITDA (a)	$610	$625	$634	$643	$652
Total DCF (b)	$384	$390	$399	$404	$406
DCF per AmeriGas common unit (b) (c)	$3.70	$3.73	$3.78	$3.80	$3.82

Capital Investment Case

AmeriGas management made the following financial projections of AmeriGas available to the GP Audit Committee and TPH in connection with their further evaluation of the merger. The financial projections below incorporate effects of the potential implementation of a capital investment program by AmeriGas and related projected benefits to AmeriGas’ customer service operations. J.P. Morgan did not receive and did not use such financial projections.

(in millions, except per unit data)	2019E	2020E	2021E	2022E	2023E
Adjusted EBITDA (a)	$610	$615	$641	$670	$702
DCF per AmeriGas common unit (b) (c)	$3.70	$3.61	$3.77	$3.89	$4.04

Historical Weather Case

TPH, at the direction of, and in conjunction with, the GP Audit Committee, developed the following financial projections of AmeriGas which assume recent historical weather patterns would continue through the forecast period. AmeriGas management reviewed such financial projections. J.P. Morgan did not receive and did not use such financial projections.

(in millions, except per unit data)	2019E	2020E	2021E	2022E	2023E
Adjusted EBITDA (a)	$610	$597	$606	$615	$624
DCF per AmeriGas common unit (b) (c)	$3.70	$3.54	$3.60	$3.60	$3.60

AmeriGas Distributions and DCF per AmeriGas common unit at the Targeted Distribution Policy

TPH, at the direction of, and in conjunction with, the GP Audit Committee, derived the following financial projections of AmeriGas using each of the AmeriGas operational cases, which reflected a distribution policy assuming 1.2x distribution coverage for fiscal year 2019 and flat common unit distribution levels thereafter throughout the forecast period, subject to distribution increases if a target leverage ratio of 4.0x debt to EBITDA and 1.2x distribution coverage were achieved (the “targeted distribution policy”). J.P. Morgan did not receive and did not use such financial projections.

The following table sets forth the projections of AmeriGas distributions per AmeriGas common unit at the targeted distribution policy from April 2019 through September 2023:

	2019E	2020E	2021E	2022E	2023E
Targeted Distribution Policy
AmeriGas case	$3.08	$3.08	$3.08	$3.08	$3.08
Historical weather case	$3.08	$3.08	$3.08	$3.08	$3.08
Capital investment case	$3.07	$3.07	$3.07	$3.07	$3.45

The following table sets forth the projections of AmeriGas DCF per AmeriGas common unit at the targeted distribution policy from April 2019 through September 2023 (b):

	2019E	2020E	2021E	2022E	2023E
Targeted Distribution Policy
AmeriGas case	$3.72	$3.78	$3.87	$3.93	$3.99
Historical weather case	$3.72	$3.62	$3.69	$3.73	$3.77
Capital investment case	$3.70	$3.63	$3.82	$3.97	$4.16

Projections Prepared by UGI Management

UGI management made the following financial projections of AmeriGas available to the UGI Board and J.P. Morgan in connection with their evaluation of the merger; UGI management’s forecast of AmeriGas’ Adjusted EBITDA for the period 2019 through 2022 was also provided to the GP Audit Committee and TPH.

(in millions)	2019E	2020E	2021E	2022E
Adjusted EBITDA (a)	$610	$635	$645	$655
Total DCF (b)	$379	$403	$421	$431

(a)

Adjusted EBITDA is a non-GAAP measure defined as earnings before interest, income taxes, depreciation and amortization (“EBITDA”), without regard to the effects of gains and losses on commodity derivative instruments not associated with current-period transactions and other gains and losses that competitors do not necessarily have. Management believes that Adjusted EBITDA is a meaningful non-GAAP financial measure used by investors to (1) compare AmeriGas’ operating performance with that of other companies within the propane industry and (2) assess AmeriGas’ ability to meet loan covenants. AmeriGas’ definition of Adjusted EBITDA may be different from those used by other companies. Management uses Adjusted EBITDA to compare year-over-year profitability of the business without regard to capital structure, as well as to compare the relative performance of AmeriGas to that of other MLPs without regard to their financing methods, capital structure, income taxes, and the effects of gains and losses on commodity derivative instruments not associated with current-period transactions or historical cost basis.

(b)

Distributable Cash Flow (“DCF”) is a non-GAAP measure defined as net cash flows from operations excluding the impact of changes in operating working capital, provision for uncollectible accounts and other cash flows from operations, less capital expenditures that maintain the operating capacity of AmeriGas. DCF should not be considered as an alternative to net income (as an indicator of operating performance) or an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under GAAP. Management believes DCF is a meaningful non-GAAP measure for evaluating AmeriGas’ ability to declare and pay distributions pursuant to the terms of the AmeriGas partnership agreement. AmeriGas’ definition of DCF may be different from those used by other companies. Although management uses the non-GAAP measure DCF to evaluate the AmeriGas’ ability to generate cash available for distribution, actual distributions are determined based upon Available Cash as defined in the AmeriGas partnership agreement. The ability of AmeriGas to pay distributions on all AmeriGas common units depends upon a number of factors. These factors include (1) the level of AmeriGas earnings; (2) the cash needs of AmeriGas’ operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) AmeriGas’ ability to borrow under its credit agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond UGI or AmeriGas’ control including weather, competition in markets AmeriGas serves, the cost of propane and changes in capital market conditions.

(c)	Assumes a $3.80 annual distribution per AmeriGas common unit.

Unaudited Financial Projections of UGI

Projections Prepared by UGI Management

UGI management made certain financial projections relating to UGI available to each of the GP Audit Committee, TPH, the UGI Board and J.P. Morgan.

The originally provided projections of Adjusted Diluted Earnings Per Share were updated in conjunction with the 4+8 Forecast. UGI provided to all parties its updated calculation of projected Adjusted Diluted Earnings Per Share for 2019. Additionally, UGI communicated to J.P. Morgan the impact of UGI’s updated projection of AmeriGas’ Adjusted EBITDA on Adjusted Diluted Earnings Per Share for the years 2020 and 2021. UGI did not provide the GP Audit Committee or TPH with its recalculation of Adjusted Diluted Earnings Per Share following delivery of the 4+8 Forecast. The Adjusted Diluted Earnings Per Share projections set forth in the table below reflect such impacts.

As described above under “—Unaudited Financial Projections of UGI and AmeriGas,” management of UGI and AmeriGas prepared separate projections relating to AmeriGas. Because UGI’s financial information includes AmeriGas on a consolidated basis, the GP Audit Committee and TPH adjusted UGI management’s financial projections for UGI, including its calculation of Adjusted Diluted Earnings Per Share, to take into account the projections for the AmeriGas business that were provided by AmeriGas management, rather than the projections for the AmeriGas business that were provided by UGI.

(in millions, except for per share data)	2019E	2020E		2021E		2022E
Adjusted Net Income Attributable to UGI (a)	$442	$555		$610		$659(d	)
Adjusted Diluted Earnings Per Share (a)	$2.49	$3.12(b	)	$3.43(c	)	$3.73(d	)
Capital Expenditures, Excluding Acquisitions	$753	$709		$760		$829
Acquisitions	—	$10		$15		$15
Investments Increase	$19	$195		—		—
Dividend Per Share (e)	$1.10	$1.20		$1.25		$1.30(d	)

(a)

Adjusted Net Income Attributable to UGI is a non-GAAP measure defined as net income attributable to UGI after excluding net after-tax gains and losses on commodity and certain foreign currency derivative instruments not associated with current-period transactions (principally comprising changes in unrealized gains and losses on such derivative instruments) and other significant discrete items that can affect the comparison of period-over-period operating results, including losses on extinguishments of debt, major business combinations acquisition and integration costs, impairments of intangible assets and the remeasurement effects on income tax assets and liabilities associated with significant tax law changes. Adjusted Diluted Earnings per Share is derived from Adjusted Net Income Attributable to UGI. Management believes that these non-GAAP measures provide meaningful information to investors about UGI’s performance because they eliminate the impact of gains and losses on commodity and certain foreign currency derivative instruments not associated with current-period and other significant discrete items that can affect period-over-period comparisons. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measures.

(b)

In February 2019, UGI management provided the GP Audit Committee and TPH with $3.14 as the Adjusted Diluted Earnings per Share figure for 2020E. UGI did not provide to TPH its recalculation of Adjusted Diluted Earnings Per Share following delivery of the 4+8 Forecast.

(c)

In February 2019, UGI management provided the GP Audit Committee and TPH with $3.45 as the Adjusted Diluted Earnings per Share figure for 2021E. UGI did not provide to TPH its recalculation of Adjusted Diluted Earnings Per Share following delivery of the 4+8 Forecast.

(d)	These projections, which were provided to all parties by UGI management, were not updated in connection with the 4+8 Forecast.
(e)	Derived by dividing projected dividends to public shareholders of UGI by projected UGI Shares outstanding.

Projections Prepared by AmeriGas Management

UGI Unlevered Cash Flow (Undiscounted Forecast)

TPH, at the direction of, and in conjunction with, the GP Audit Committee, derived the UGI estimated unlevered cash flow from April 2019 through September 2021 based on the UGI 4+8 case and the AmeriGas case, each as described in “—Opinion of the Financial Advisor to the GP Audit Committee,” and reflecting the impact of the merger on UGI. J.P. Morgan did not receive and did not use such financial projections.

(in millions)	2H 2019E	2020E	2021E
Unlevered cash flow (undiscounted)	$224	$593	$651

Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger

The GP Audit Committee

The GP Audit Committee consists of four directors who are neither officers nor employees of the General Partner or any of its affiliates, including UGI, and thus meet the independence qualifications under the AmeriGas partnership agreement and the Charter of the GP Audit Committee for membership on the GP Audit Committee: Brian R. Ford, John R. Hartmann, William J. Marrazzo and K. Richard Turner. In connection with the merger agreement and the transactions contemplated thereby, including the merger, the GP Audit Committee functioned as a conflicts committee in providing the “Special Approval” required for the merger in the AmeriGas partnership agreement. On September 14, 2018, the GP Board delegated to the GP Audit Committee the power and authority to (i) review and evaluate any potential conflicts arising in connection with any “potential transaction” (as defined above in “—Background of the Merger”); (ii) review and evaluate the terms and conditions of any potential transaction on behalf of AmeriGas and the Unaffiliated AmeriGas Unitholders;

(iii) negotiate the terms and conditions of any potential transaction; (iv) determine whether any potential transaction is fair and reasonable to AmeriGas, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to AmeriGas), and in the best interests of AmeriGas; and (v) determine whether or not to approve, and to recommend that the GP Board approve, any potential transaction, with any such approval and related recommendation by the GP Audit Committee constituting “Special Approval” for all purposes under the AmeriGas partnership agreement.

The GP Audit Committee retained TPH as its financial advisor and Potter Anderson as its legal counsel. The GP Audit Committee conducted a review and evaluation of the merger and the merger agreement and negotiated with UGI and its representatives with respect to the merger and the merger agreement.

On April 1, 2019, the GP Audit Committee unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, (ii) approved, and recommended that the GP Board approve, the merger agreement, the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and recommended that the GP Board submit the merger agreement to a vote of the AmeriGas Unitholders and (iii) recommended, and recommended that the GP Board recommend, approval of the merger agreement by the AmeriGas Unitholders, with the foregoing approval constituting “Special Approval” of the merger agreement and the transactions contemplated thereby, including the merger, for all purposes under the AmeriGas partnership agreement.

Reasons for Recommending Approval of the Merger

The GP Audit Committee consulted with its financial and legal advisors and considered both positive and negative factors in making its determination and approvals, and the related recommendation to the GP Board.

The GP Audit Committee considered the following factors to be generally positive or favorable in making its determination and approvals, and the related recommendation to the GP Board:

•

The GP Audit Committee’s belief that the merger presents the best reasonably available opportunity to maximize value for the Unaffiliated AmeriGas Unitholders, which belief is based on consideration of the status quo and available alternative transaction structures between AmeriGas and UGI including, but not limited to, a restructuring or reset of the General Partner’s incentive distribution rights. Also, the GP Audit Committee’s belief that there are no viable alternative transactions for AmeriGas in lieu of a transaction with UGI in light of the controlling position of UGI through its indirect ownership of the General Partner and approximately 25.6% of the AmeriGas common units and UGI’s stated intention to remain in the propane distribution business through continued ownership of its controlling interest in AmeriGas.

•

The GP Audit Committee’s consideration of the challenges facing AmeriGas’ business, including, but not limited to, AmeriGas’ inability to consistently meet forecasted expectations in recent years across a range of weather and market conditions.

•	The potential for continued or increased volatility in weather patterns, in light of the fact that two of the last four years were significantly warmer than average temperatures.

•

The prospect that cash distributions with respect to AmeriGas common units would likely be reduced in light of UGI’s and the General Partner’s statements to the effect that, if the merger is not consummated, the General Partner’s management would need to consider a reduction in quarterly cash distributions in order to reduce AmeriGas’ leverage ratios and increase its distribution coverage ratio to support its long-term financial health and promote its future cash distribution growth potential.

•

The financial presentations and the opinion of TPH to the GP Audit Committee on April 1, 2019, that, as of that date, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion as set forth therein, the Merger Consideration (as defined in “—Opinion of the Financial Advisor to the GP Audit Committee”) to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders.

•

The merger consideration, with an implied value of $35.325 per AmeriGas common unit based upon the closing price of UGI Shares on April 1, 2019 (the last trading day before the announcement of the merger agreement) represents:

•	a 13.5% premium to the closing price of AmeriGas common units on April 1, 2019;

•	a 21.9% premium to the closing price of AmeriGas common units based on the 30-day volume-weighted average closing price for AmeriGas common units for the period ending April 1, 2019; and

•	an 18.1% premium to the closing price of AmeriGas common units on January 28, 2019, the date of UGI’s initial proposal.

•	The following procedural safeguards involved in the negotiation of the merger agreement:

•

The GP Audit Committee consisted solely of directors who are not officers, employees or controlling shareholders of UGI or its affiliates and who satisfied the requirements under the AmeriGas partnership agreement and the Charter of the GP Audit Committee for service on the GP Audit Committee.

•

The GP Audit Committee was charged with evaluating and negotiating the terms and conditions of the proposed merger on behalf of AmeriGas and the Unaffiliated AmeriGas Unitholders, with the power to decline to pursue a transaction, and the GP Board resolved not to approve the proposed merger without the prior approval and recommendation of the GP Audit Committee.

•

Other than with respect to any awards under the AmeriGas LTIPs described below in “—Interests of Directors and Executive Officers of the General Partner in the Merger—Treatment of AmeriGas Equity-Based Awards,” the members of the GP Audit Committee will not personally benefit from completion of the merger in a manner different from the Unaffiliated AmeriGas Unitholders.

•

The members of the GP Audit Committee were appropriately compensated for their services, which compensation was set by AmeriGas with guidance from an independent compensation consultant and consistent with market standards. In addition, the compensation for the members of the GP Audit Committee was in no way contingent on their approving the merger agreement or the merger.

•

The terms and conditions of the merger agreement and the merger were determined through arm’s-length negotiations between the GP Audit Committee and UGI and their respective representatives and advisors.

•

The merger consideration represents a significant improvement over UGI’s initial proposal on January 28, 2019 of 0.500 UGI Shares and $4.03 in cash for each AmeriGas common unit, or a 7.1% premium to the closing price of AmeriGas common units on January 25, 2019.

•	The GP Audit Committee retained and was advised by independent, experienced and qualified advisors, consisting of Potter Anderson as legal counsel and TPH as financial advisor.

•	No member of the GP Audit Committee was requested to serve on the UGI Board following the merger.

•	The terms of the merger agreement, principally:

•	Unaffiliated AmeriGas Unitholders will receive 0.500 UGI Shares and $7.63 in cash, subject to the election and proration mechanics in the merger agreement, per outstanding AmeriGas common unit.

•	The merger agreement provides that, subject to proration, each Unaffiliated AmeriGas Unitholder may elect to receive all cash, all UGI Shares or a combination of cash and UGI Shares, thereby providing Unaffiliated AmeriGas Unitholders the choice of investing in the resulting combined company following the merger or receiving a higher percentage of cash for their AmeriGas common units to satisfy tax obligations resulting from the merger or to use for other purposes.

•	The fact that the merger is subject to approval by the AmeriGas Unitholders, including a significant portion of the Unaffiliated AmeriGas Unitholders.

•	The requirement that the General Partner will enter into the Support Agreement, which ensures that the General Partner will vote all of its AmeriGas common units in favor of the merger.

•	UGI has an obligation to join the Support Agreement in the event that it acquires AmeriGas common units between signing and closing.

•	UGI beneficially owns approximately 25.6% of the AmeriGas common units and thus does not control the outcome of the AmeriGas Unitholder vote.

•

AmeriGas Unitholders will be entitled to receive regular quarterly distributions of not less than $0.95 per quarter up to and including the quarter immediately preceding the quarter in which the closing occurs.

•

The provisions allowing the GP Audit Committee to change its recommendation of the merger agreement in the event of a superior proposal from a third party or an intervening event, if the GP Audit Committee makes a good faith determination that the failure to change its recommendation would be inconsistent with its duties under applicable law, as modified by the AmeriGas partnership agreement, and complies with the terms of the merger agreement.

•

The provisions allowing AmeriGas to provide information to, and participate in discussions and negotiations with, a third party in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal.

•

The operating covenants to which UGI and its affiliates (other than the General Partner) are subject in the merger agreement provide protection to the Unaffiliated AmeriGas Unitholders by restricting UGI’s ability to take certain actions prior to the closing of the merger that could reduce the value of the UGI Shares received by the Unaffiliated AmeriGas Unitholders in the merger.

•	The merger agreement contains only limited conditions and exceptions to the closing conditions, including the absence of any required regulatory approvals.

•

Under the terms of the merger agreement, prior to the effective time, UGI and the General Partner are prohibited from revoking or diminishing the authority of the GP Audit Committee or from removing any member of the GP Audit Committee without the consent of the GP Audit Committee prior to the closing of the merger.

•

The merger agreement requires GP Audit Committee approval with respect to the mutual agreement by UGI and AmeriGas to terminate the merger agreement, and any amendment to, waiver of, or consent under the merger agreement by AmeriGas requires the GP Audit Committee’s approval in writing.

•	The benefits from the merger, including:

•

The cash component of the merger consideration, which provides more optionality and value certainty for Unaffiliated AmeriGas Unitholders by ensuring immediate value to the Unaffiliated AmeriGas Unitholders and which is estimated to cover a significant portion of the resulting tax burden for the average Unaffiliated AmeriGas Unitholder.

•

The UGI Shares portion of the merger consideration, which represents a substantial portion of the consideration payable to Unaffiliated AmeriGas Unitholders, is fixed and therefore the value of the consideration payable to the Unaffiliated AmeriGas Unitholders will increase in the event that the market price of UGI Shares increases prior to the closing of the merger.

•

Unaffiliated AmeriGas Unitholders’ receipt of equity ownership in a corporate entity with greater financial health, as measured by leverage and dividend coverage, which provides greater certainty of maintenance of current dividend payments and generates equity investor confidence.

•

Unaffiliated AmeriGas Unitholders’ receipt of equity ownership in an entity with a diversified platform of assets, including regulated natural gas utility and international operations, and a substantially lower cost of capital. UGI has a long history of dividend growth and is expected to pursue accretive capital projects and acquisitions that would provide for continued dividend growth in the future. UGI plans to increase its dividend by 15% (from $0.26 to $0.30 per UGI Share) in respect of its second fiscal quarter and by an additional 10% (from $0.30 to $0.325 per UGI Share) following the closing of the merger.

•

Unaffiliated AmeriGas Unitholders’ receipt of equity ownership in a corporate entity that is less exposed to weather volatility than AmeriGas, given UGI’s significant ownership of international propane operations and non-propane business segments (midstream and regulated natural gas utility operations).

•

Unaffiliated AmeriGas Unitholders’ receipt of equity ownership in a corporate entity with traditional fiduciary duties owed to stockholders, the ability to vote in the election of directors and a simplified capital structure relative to an MLP.

•	The expectation that the combined company will have an enhanced credit profile and greater access to the capital markets.

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The expectation that the merger will result in an increase in the tax basis of the portion of AmeriGas’ assets underlying the AmeriGas common units surrendered in the merger, which is expected to produce substantial tax depreciation deductions and reduce the tax burden of the resulting combined company following the merger, thereby facilitating potentially higher dividends over time, which will in part benefit Unaffiliated AmeriGas Unitholders receiving UGI Shares in the merger.

•	The receipt by Unaffiliated AmeriGas Unitholders of a tax basis in the UGI common shares received as merger consideration equal to its fair market value.

•

The public listing of UGI Shares, which will allow the Unaffiliated AmeriGas Unitholders to either sell the UGI Shares they receive in the merger for cash or retain the UGI Shares they receive and participate in the equity value of UGI, including the potential future growth and synergies resulting from the merger.

•

UGI’s status as a corporation and its size following the merger provide a number of benefits relative to AmeriGas’ MLP structure, including that corporations attract a broader set of investors as compared to MLPs because certain types of institutional investors face prohibitions or limitations on investing in entities other than corporations and UGI Shares will provide greater liquidity than AmeriGas common units because of the larger average daily trading volume of UGI Shares as a result of the broader investor base and larger public float.

•

The elimination of the burden of the economic general partner interest, including the incentive distribution rights payable to the General Partner, which in the future could have potentially made it more challenging for AmeriGas to pursue accretive acquisitions and relatively more expensive to fund its capital expenditure program.

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The expectation that the merger will strengthen and enhance the pro forma balance sheet of the pro forma entity by utilizing higher retained cash flow to accelerate deleveraging or fund capital expenditures.

•	The potential for cost and revenue synergies, in particular as a result of facilitating the alignment of AmeriGas’ domestic propane business with UGI’s international propane business.

The GP Audit Committee considered the following factors to be generally negative or unfavorable in arriving at its determinations and approvals, and the related recommendation to the GP Board:

•	The absence of certain procedural safeguards, including:

•	The Unaffiliated AmeriGas Unitholders are not entitled to appraisal rights under the merger agreement, the AmeriGas partnership agreement or the DRULPA.

•

The GP Audit Committee was not authorized to and did not conduct an auction process or other solicitation of interest from third parties for the acquisition of AmeriGas. Because UGI indirectly controls AmeriGas through its indirect ownership of the General Partner and UGI indicated that it desired to retain its controlling interest in AmeriGas, it was not productive or practical to conduct a meaningful process to solicit interest in the acquisition of assets or control of AmeriGas from third parties.

•

Certain executive officers and directors of UGI and the General Partner have interests in the merger that are different from, or in addition to, the interests of the Unaffiliated AmeriGas Unitholders. For the avoidance of doubt, such directors and executive officers are not included within the definition of “Unaffiliated AmeriGas Unitholders.” See “—Interests of Directors and Executive Officers of the General Partner in the Merger.”

•

Although the merger is subject to approval by holders of a majority of the outstanding AmeriGas common units, the vote includes AmeriGas common units owned by the General Partner, which has entered into the Support Agreement obligating the General Partner to vote its AmeriGas common units in favor of the merger agreement and the transactions contemplated thereby, including the merger, and the merger is not conditioned on the separate approval of the holders of a majority of the AmeriGas common units held by the Unaffiliated AmeriGas Unitholders.

•	Certain terms of the merger agreement, principally:

•	The provisions limiting the ability of the GP Audit Committee to solicit, or to consider unsolicited, offers from third parties for AmeriGas.

•

The operating covenants to which AmeriGas is subject in the merger agreement restrict AmeriGas from taking certain actions prior to the closing of the merger that could be beneficial to AmeriGas and the Unaffiliated AmeriGas Unitholders.

•

AmeriGas’ obligation to pay a termination fee to UGI in connection with the termination of the merger agreement as a result of a failed vote of the AmeriGas Unitholders due to a change in recommendation by the GP Audit Committee.

•	The provisions obligating AmeriGas to hold a special meeting of the AmeriGas Unitholders to vote on the merger even if the GP Audit Committee changes its recommendation to unitholders.

•	AmeriGas’ obligation to pay UGI’s expenses in certain circumstances.

•	The negative impact or potential consequences of the merger:

•

The UGI Shares portion of the merger consideration, which represents a substantial portion of the consideration payable to Unaffiliated AmeriGas Unitholders, is fixed and therefore the value of the consideration payable to the Unaffiliated AmeriGas Unitholders will decrease in the event that the market price of UGI Shares decreases prior to the closing of the merger.

•

The Unaffiliated AmeriGas Unitholders will receive UGI Shares that are expected, throughout management’s forecast period, to pay a significantly lower dividend per share as compared to the forecasted distributions per unit on AmeriGas common units on a standalone basis during the same period, even taking into account a possible distribution cut.

•	The merger will be a taxable transaction to the Unaffiliated AmeriGas Unitholders for U.S. federal and certain state income tax purposes and accordingly the Unaffiliated AmeriGas Unitholders may recognize taxable gains in the transaction. Depending on each Unaffiliated AmeriGas Unitholder’s individual tax situation and elections, as well as the effects of proration under the merger agreement, the amount of cash received by the AmeriGas Unitholder may not be sufficient to satisfy that unitholder’s tax obligations resulting from the merger. However, the Unaffiliated AmeriGas Unitholders’ aggregate tax obligations resulting from the merger are expected to be mitigated to some extent because many of the unitholders have suspended passive losses available to offset a substantial portion of the taxable gain that will be recognized in the merger.

•

For many Unaffiliated AmeriGas Unitholders, the portion of the dividends on UGI Shares that constitutes taxable income will likely be higher than the portion of their distributions on AmeriGas common units that constituted taxable income.

•

Following the merger, the income of the resulting combined entity will be subject to taxation at both the combined company and shareholder levels for U.S. federal and state income tax purposes, while the income of AmeriGas is currently subject to only one level of tax (at the unitholder level). However, the reduced corporate income tax rates implemented by tax reform enacted by the TCJA in December 2017 slightly narrowed the differential between the overall tax imposed on earnings from corporations and earnings from partnerships.

•

The implied value of $35.325 as of April 1, 2019 of the consideration to be paid to the Unaffiliated AmeriGas Unitholders, consisting of 0.500 UGI Shares and $7.63 in cash for each AmeriGas common unit represents a 3.2% discount to the 30-day volume-weighted average closing price for AmeriGas common units for the period ending December 3, 2018.

•

The Unaffiliated AmeriGas Unitholders will be forgoing the potential benefits that would be realized by remaining AmeriGas Unitholders on a standalone basis. In particular, Unaffiliated AmeriGas Unitholders will receive equity ownership in a corporate entity that is subject to taxation at both the corporate and equityholder level, as opposed to the pass-through nature of AmeriGas due to its structure as a master limited partnership.

•	AmeriGas has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed merger, whether or not the merger is completed.

•	There is a risk that the potential benefits to be realized in the merger might not be fully realized, or might not be realized within the expected time period.

•	Litigation may occur in connection with the merger and any such litigation may result in significant costs and a diversion of management’s focus.

•

The Support Agreement obligates the General Partner to vote its AmeriGas common units in favor of the merger agreement, even in the event the GP Audit Committee no longer supports approval of the merger agreement.

•

There is risk that the merger might not be completed in a timely manner, or that the merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the merger agreement, and a failure to complete the merger could negatively affect the trading price of AmeriGas common units or could result in significant costs and disruption to AmeriGas’ normal business.

After taking into account all of the factors set forth above, as well as others, the GP Audit Committee concluded that the potential benefits of the merger outweighed any negative or unfavorable considerations and determined that the merger agreement and the transactions contemplated thereby are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders.

In making its determination and approvals, and the related recommendation to the GP Board, the GP Audit Committee considered the current and historical market prices of the AmeriGas common units; however, it was the belief of the GP Audit Committee that market trends do not necessarily reflect AmeriGas’ underlying business or financial condition. In making its determination and approvals, and the related recommendation to the GP Board, the GP Audit Committee did not consider the liquidation value of the assets of AmeriGas or any of its subsidiaries because the GP Audit Committee believed that liquidation value was not a material indicator of the value of AmeriGas. In addition, the GP Audit Committee did not consider AmeriGas’ net book value, which is defined as total assets minus total liabilities, because the GP Audit Committee believed that net book value was not a material indicator of the value of AmeriGas as a going concern. The GP Audit Committee expressly adopted TPH’s opinion and financial analyses. Other than the communication from Company A, which did not include any indication of valuation or specific transaction terms, the GP Audit Committee was not aware of, and thus did not consider, any firm offers or proposals made by any unaffiliated person during the past two years for: (i) a merger or consolidation of AmeriGas with another company, (ii) the sale or transfer of all or substantially all of AmeriGas’ assets or (iii) the purchase of AmeriGas securities that would enable such person to exercise control of or significant influence over AmeriGas. The GP Audit Committee is not aware of, and thus did not consider, any purchases by AmeriGas of AmeriGas common units during the past two years.

The GP Audit Committee did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated AmeriGas Unitholders for purposes of negotiating the terms of the merger agreement. The GP Audit Committee believes that it was not necessary to retain an unaffiliated representative to act solely on behalf of the Unaffiliated AmeriGas Unitholders for purposes of negotiating the terms of the merger agreement because the GP Audit Committee was charged with representing the interests of AmeriGas and the Unaffiliated AmeriGas Unitholders, it consisted solely of directors who are not officers or controlling equityholders of AmeriGas or the UGI Filing Parties, it engaged independent financial and legal advisors to act on its behalf and it was actively involved in deliberations and negotiations regarding the merger on behalf of the Unaffiliated AmeriGas Unitholders.

The foregoing discussion of the factors considered by the GP Audit Committee is not intended to be exhaustive, but provides an overview of material factors that the GP Audit Committee considered. In view of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the GP Audit Committee did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. In addition, individual members of the GP Audit Committee may have given differing weights to different factors. Overall, the GP Audit Committee believed that the positive factors supporting the merger outweighed the negative factors it considered.

The GP Board

The GP Board consists of eleven directors: (i) eight of whom are independent (Marvin O. Schlanger, Brian R. Ford, John R. Hartmann, Frank S. Hermance, William J. Marrazzo, Anne Pol, Pedro A. Ramos and K. Richard Turner) and (ii) three of whom are executive officers and/or directors of UGI or its affiliates, including executive officers of the General Partner. As such, the directors on the GP Board may have different interests in the merger than AmeriGas Unitholders. For a discussion of these and other interests of the members of the GP Board in the merger, see “—Interests of Directors and Executive Officers of the General Partner in the Merger.” On April 1, 2019, the GP Board, after considering the factors discussed below, including the unanimous determination and recommendation of the GP Audit Committee, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, (ii) approved the merger agreement, the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and (iii) resolved to submit the merger agreement and the merger to a vote of the AmeriGas Unitholders and recommend approval of the merger agreement and the transactions contemplated thereby, including the merger, by the AmeriGas Unitholders.

In determining that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, and

approving the merger agreement, the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommending approval of the merger agreement and the transactions contemplated thereby, including the merger, the GP Board considered a number of factors, including the following material factors: (i) the unanimous approval and recommendation of the GP Audit Committee and (ii) the factors considered by the GP Audit Committee, including the material factors considered by the GP Audit Committee described under “—Reasons for Recommending Approval of the Merger” above.

In doing so, the GP Board expressly adopted the analysis of the GP Audit Committee, which is discussed above. In addition, under the SEC rules governing “going private” transactions, AmeriGas is engaged in a “going private” transaction with respect to the merger and, therefore, is required to express its position as to the fairness of the merger to the Unaffiliated AmeriGas Unitholders. The GP Audit Committee and the GP Board, on behalf of AmeriGas, are making the following statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The GP Audit Committee and the GP Board, on behalf of AmeriGas, on the basis of the factors described above, believe that the merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 transaction statement was filed with the SEC) is both substantively and procedurally fair to the Unaffiliated AmeriGas Unitholders.

The foregoing discussion of the information and factors considered by the GP Board is not intended to be exhaustive, but includes material factors that the GP Board considered. In view of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the GP Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. The GP Board approved and recommended that AmeriGas Unitholders approve the merger agreement and the merger based upon the totality of the information presented to and considered by the GP Board.

The merger agreement and the transactions contemplated thereby, including the merger, were approved by the GP Board, following the recommendation of the GP Audit Committee, as described above in the section entitled “—Reasons for Recommending Approval of the Merger.”

Opinion of the Financial Advisor to the GP Audit Committee

The GP Audit Committee retained TPH to act as its financial advisor in connection with evaluating the proposed merger. At the request of the GP Audit Committee, at a meeting of the GP Audit Committee held on April 1, 2019, TPH rendered its oral opinion to the GP Audit Committee that, as of April 1, 2019, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion as set forth therein, the Merger Consideration (as defined below) to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders. TPH subsequently confirmed its oral opinion in writing, dated April 1, 2019, to the GP Audit Committee. As used in this section and other portions of this proxy statement/prospectus referring to TPH’s opinion or analysis, the term “Merger Consideration” means, for each issued and outstanding AmeriGas common unit (other than any AmeriGas common units owned by UGI or any of its subsidiaries or by the General Partner), the right to receive pursuant to the merger, at the election of the holder thereof and subject to certain limitations and proration procedures set forth in the merger agreement (as to which TPH expressed no opinion), one of the following: (a) $35.325 in cash (rounded up to the nearest whole cent after taking into account all Cash Election Units exchanged by each holder), (b) 0.6378 UGI Shares or (c) $7.63 in cash and 0.500 UGI Shares (with (a), (b) and (c), taken in the aggregate).

The opinion speaks only as of the date it was rendered and not as of the date the merger and the other transactions contemplated by the merger agreement will be completed or any other date. The opinion does not reflect changes that may occur or may have occurred after April 1, 2019, which could alter the facts and circumstances on which TPH’s opinion was based. It is understood that subsequent developments or information of which TPH is, or was, not aware may affect TPH’s opinion, but TPH does not have any obligation to update, revise or reaffirm its opinion.

TPH’s opinion was directed to the GP Audit Committee (in its capacity as such), and only addressed the fairness from a financial point of view, as of the date of the opinion, to the Unaffiliated AmeriGas Unitholders of the Merger Consideration to be paid to such Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement. TPH’s opinion did not address any other term, aspect or implication of the merger agreement or other transactions contemplated thereby, including the merger. The full text of TPH’s opinion, which describes, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TPH in rendering its opinion, is attached as Annex B to this proxy statement/prospectus. The summary of TPH’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The Unaffiliated AmeriGas Unitholders are urged to read TPH’s opinion carefully and in its entirety. However, neither TPH’s written opinion nor the summary of such opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to the holders of AmeriGas common units or any other persons in respect of the merger, including as to how any Unaffiliated AmeriGas Unitholders or any other holders of AmeriGas common units should vote or act with respect to the merger or any other matter.

In connection with rendering its opinion and performing its related financial analyses, TPH reviewed, among other things:

•	a draft of the merger agreement dated March 31, 2019;

•	certain publicly available financial statements and other business, operating and financial information, including research analyst reports, with respect to AmeriGas and UGI;

•	certain other communications from AmeriGas and UGI to their respective unitholders or stockholders;

•

certain internal financial information and forecasts for AmeriGas and UGI prepared by the senior management of the General Partner and UGI, respectively, and certain internal financial information and forecasts for UGI pro forma for consummation of the merger prepared by the senior management of UGI, as adjusted in conjunction with and at the direction of the GP Audit Committee for financial information and forecasts with respect to AmeriGas prepared by the senior management of the General Partner, in each case prepared together with sensitivities thereto developed in conjunction with and at the direction of the GP Audit Committee (each such set of internal financial information and forecasts, together with the assumptions upon which it was based, a “Forecast” and, collectively, the “Forecasts”); and

•	certain synergies projected by the management of UGI to result from the merger (as used in this section, the “Synergies”).

TPH also held discussions with members of the senior managements of the General Partner and UGI regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective entities and of the surviving entity. In addition, TPH reviewed the reported price and trading activity for the UGI Shares and the AmeriGas common units, compared certain financial and stock market information for AmeriGas and UGI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the midstream energy sector and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate. The Forecasts and Synergies reflect certain assumptions regarding future weather patterns, capital expenditures and other matters that are subject to significant uncertainty and that, if different than assumed, could have a material impact on TPH’s analysis and its opinion. As noted in TPH’s written opinion, senior management of the General Partner may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of AmeriGas, on the one hand, and the surviving entity, UGI and its affiliates, on the other.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with the GP Audit Committee’s consent that the Forecasts and Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of managements of the General Partner and UGI, and that such Forecasts and Synergies provide a reasonable basis upon which to evaluate the merger. TPH expressed no view or opinion with respect to the Forecasts, Synergies or the assumptions on which they were based and further assumed, among other things, that (i) the executed merger agreement (together with any exhibits and schedules thereto) would not differ in any respect material to its analyses or opinion from the draft version it examined, referenced above, (ii) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct in all material respects, (iii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the merger would be satisfied without material amendment or waiver thereof, (v) the merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the merger (including AmeriGas Unitholder Approval) would be obtained without, in the case of each of the foregoing clauses (i) through (vi), any adverse effect on AmeriGas, UGI, Merger Sub, the holders of AmeriGas common units or the expected benefits of the merger in any way meaningful to TPH’s analyses. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of AmeriGas or any of its subsidiaries or UGI or any of its subsidiaries, nor did TPH evaluate the solvency or fair value of AmeriGas or UGI under any state or federal laws relating to bankruptcy, insolvency or similar matters, and TPH has not been furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.

The estimates contained in TPH’s analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analyses and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TPH in its analyses, and the cases and sensitivities comprising the Forecasts and Synergies were evaluated collectively. No one single method of analysis, forecast case or sensitivity should be regarded as determinative of the overall conclusion reached by TPH. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by TPH, therefore, is based on the application of TPH’s experience and judgment to all analyses and factors considered by TPH, taken as a whole.

TPH’s opinion did not address the underlying business decision of the GP Audit Committee or AmeriGas to engage in the merger, the relative merits of the merger as compared to any other alternative transaction that might have been available to AmeriGas or the likelihood of consummation of the merger. TPH’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Merger Consideration to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement. TPH did not express any view on, and its opinion did not address, any particular election with respect to the Merger Consideration or any limitations or proration procedures in respect of the Merger Consideration, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, creditors or other constituencies of AmeriGas or UGI; nor as to the fairness of the amount or nature of any consideration or compensation to be paid or payable to any of the officers, directors or employees of AmeriGas, the General Partner or UGI, or any class of such persons, in connection with the merger, whether relative to the Merger Consideration to be paid to the Unaffiliated AmeriGas Unitholders pursuant to the merger agreement or otherwise. TPH did not express any opinion as to the price at which the AmeriGas common units, UGI Shares or any other securities will trade at any time.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of the date of its opinion. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events that occur, or of which TPH becomes aware, after April 1, 2019. TPH’s advisory services and its opinion were provided for the information and assistance of the GP Audit Committee in connection with its consideration of the merger, and such opinion does not constitute a recommendation to the GP Audit Committee, the GP Board, the holders of AmeriGas common units or any other persons in respect of the merger, including as to how any Unaffiliated AmeriGas Unitholder or any other holders of AmeriGas common units should vote or act with respect to the merger or any other matter. TPH’s opinion was reviewed and approved by TPH’s fairness opinion committee.

Summary Financial Analyses

The following is a summary of the material financial analyses performed by TPH in connection with the preparation of its opinion and reviewed with the GP Audit Committee on April 1, 2019. Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the AmeriGas common units and the equity securities of the selected companies listed below as of March 29, 2019, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration and other public information available at the time of the relevant transaction’s announcement. The analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses. Considering the tables below without considering the textual summary of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of TPH’s financial analyses.

For purposes of its analyses, TPH reviewed a number of financial metrics including:

•

Enterprise value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

•	Distributable cash flow or DCF—generally EBITDA less cash interest expense, maintenance capital expenditures, non-cash unit based compensation and other adjustments.

•	Distribution yield—generally the distribution per unit or share divided by the unit or share price.

No company or transaction used in the analyses of companies or transactions summarized below is identical or directly comparable to AmeriGas, UGI or the merger. As a consequence, mathematical derivations (such as the low, median and high) of financial data are not by themselves meaningful, and these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

Forecasts

The Forecasts evaluated in TPH’s analyses with respect to AmeriGas included three operational cases (the “AmeriGas operational cases”), which are set forth in “—Unaudited Financial Projections of UGI and AmeriGas—Unaudited Financial Projections of AmeriGas”:

•	a case for AmeriGas prepared by the senior management of the General Partner (the “AmeriGas case”);

•

a case assuming recent historical weather patterns would continue through the forecast period, which was prepared by TPH in conjunction with and at the direction of the GP Audit Committee and reviewed by the senior management of the General Partner (the “historical weather case”); and

•

a case incorporating a capital investment program and related projected benefits to AmeriGas’ customer service operations, which was prepared by the senior management of the General Partner (the “capital investment case”).

In conducting its analyses and evaluating the AmeriGas operational cases described above, TPH also considered two distribution policies for AmeriGas, each at the direction of the GP Audit Committee and reviewed by the senior management of the General Partner:

•

a distribution policy under which AmeriGas would continue to distribute $3.80 per common unit on an annual basis throughout the forecast period (the “$3.80 distribution policy”), which is reflected in the AmeriGas operational cases in “—Unaudited Financial Projections of UGI and AmeriGas—Unaudited Financial Projections of AmeriGas”; and

•

a distribution policy assuming 1.2x distribution coverage for fiscal year 2019 and flat common unit distribution levels thereafter throughout the forecast period, subject to distribution increases if a target leverage ratio of 4.0x debt to EBITDA and 1.2x distribution coverage were achieved, which is reflected in the AmeriGas operational cases in “—Unaudited Financial Projections of UGI and AmeriGas—Unaudited Financial Projections of AmeriGas—AmeriGas Distributions and DCF per AmeriGas common unit at the Targeted Distribution Policy.”

The Forecasts evaluated in TPH’s analyses with respect to UGI included one operational case and one sensitivity case (the “UGI cases”):

•

a case for UGI prepared by the senior management of UGI and updated by TPH to reflect the actual financial results of UGI for the first four months of fiscal year 2019, which updates were provided by the senior management of UGI (the “UGI 4+8 case”), as adjusted with respect to AmeriGas in conjunction with and at the direction of the GP Audit Committee for each of the AmeriGas case (the “pro forma UGI 4+8 case”), the historical weather case (the “pro forma UGI historical weather case”) and the capital investment case (the “pro forma UGI capital investment case” and, collectively, the “pro forma UGI cases”); and

•

a sensitivity for UGI prepared by TPH in conjunction with and at the direction of the GP Audit Committee, which adjusted the pro forma UGI 4+8 case, the pro forma UGI historical weather case and the pro forma UGI capital investment case to reflect a downward revision by 15% of the future earnings per UGI Share in years beyond 2019, which approximated the amount of the downward revision to 2019 earnings per UGI Share estimates provided by the senior management of UGI to the

GP Audit Committee (the “pro forma UGI sensitivity 4+8 case,” the “pro forma UGI sensitivity historical weather case” and the “pro forma UGI sensitivity capital investment case,” respectively, and collectively the “pro forma UGI sensitivity cases”).

The UGI cases include EBITDA synergies of $2.5 million in 2019 and $5.0 million in each of the years 2020 to 2022. For further information regarding the AmeriGas operational cases and the UGI cases, see “—Unaudited Financial Projections of UGI and AmeriGas.”

AmeriGas Financial Analyses

Selected Company Analysis—AmeriGas

TPH reviewed and analyzed certain financial information including valuation multiples for selected companies deemed similar to AmeriGas, in one or more respects, using estimates of financial performance for the selected companies based on publicly available information and research analyst consensus estimates for the selected companies. The selected companies for AmeriGas were: (i) Buckeye Partners, L.P., GasLog Partners LP, Genesis Energy, L.P., Global Partners LP, Golar LNG Partners LP, Holly Energy Partners, L.P., KNOT Offshore Partners LP, Martin Midstream Partners L.P., NGL Energy Partners LP, NuStar Energy L.P., PBF Logistics LP, Summit Midstream Partners, LP, Sunoco LP, TC PipeLines, LP and USA Compression Partners, LP (the “Low Growth MLP Peers”); and (ii) Ferrellgas Partners, L.P., Suburban Propane Partners, L.P. and Superior Plus Corporation (the “Propane Distributor Peers” and, together with the Low Growth MLP Peers, the “AmeriGas Peers”). The information reviewed and compared included estimated distribution yield for the year 2019, or “2019E Distribution Yield,” unit price as a multiple of distributable cash flow per unit for the year 2018, or “2018A DCF/Unit,” and estimated distributable cash flow per unit for the years 2019 and 2020, or “2019E DCF/Unit” and “2020E DCF/Unit,” based on publicly available information and research analyst estimates for the AmeriGas Peers. The 2019E Distribution Yields were derived by dividing estimated distributions for the year 2019 by the unit price. The 2018A DCF/Unit multiples were derived by dividing the unit price by distributable cash flow per unit for the year 2018. The 2019E DCF/Unit multiples were derived by dividing the unit price by estimated distributable cash flow per unit for the year 2019. The 2020E DCF/Unit multiples were derived by dividing the unit price by estimated distributable cash flow per unit for the year 2020.

The following table sets forth the data used in the selected company analysis:

	Price / DCF / Unit Multiple			Distributions (Dividends) Yield
	2018A	2019E	2020E	2019E
Low Growth MLP Peers
Buckeye Partners, L.P.	8.2x	9.2x	8.3x	8.8%
GasLog Partners LP	6.2x	10.9x	11.5x	9.9%
Genesis Energy, L.P.	9.4x	7.9x	7.1x	9.4%
Global Partners LP	5.6x	7.7x	7.5x	10.2%
Golar LNG Partners LP	6.9x	4.7x	4.8x	12.5%
Holly Energy Partners, L.P.	10.5x	10.1x	9.9x	10.0%
KNOT Offshore Partners LP	7.0x	7.1x	7.1x	11.0%
Martin Midstream Partners L.P.	9.3x	5.8x	6.2x	16.1%
NGL Energy Partners LP	8.9x	6.3x	6.3x	11.1%
NuStar Energy L.P.	7.9x	9.4x	8.3x	8.9%
PBF Logistics LP	9.6x	9.2x	8.6x	9.9%
Summit Midstream Partners, LP	4.5x	4.4x	4.0x	11.8%
Sunoco LP	7.0x	8.4x	8.4x	10.6%
TC PipeLines, LP	11.9x	8.2x	7.6x	7.0%
USA Compression Partners, LP	6.7x	6.9x	6.7x	13.5%
Propane Distributor Peers
Ferrellgas Partners, L.P.	NM	NM	NM	NM
Suburban Propane Partners, L.P.	7.0x	7.1x	6.8x	10.7%
Superior Plus Corporation	6.0x	6.7x	6.4x	6.3%

AmeriGas (at transaction) (1)	9.6x	9.1x	9.0x	10.8%
AmeriGas (at transaction) (2)	9.6x	9.6x	9.5x	10.8%

(1)	Based on publicly available consensus analyst estimates.
(2)	Based on the AmeriGas case.

The resulting low, median and high data for the AmeriGas Peers and the corresponding data for AmeriGas were:

	Price / DCF / Unit			Distribution Yield
	2018A	2019E	2020E	2019E
Low Growth MLP Peers
Low	4.5x	4.4x	4.0x	7.0%
Median	7.9x	7.9x	7.5x	10.2%
High	11.9x	10.9x	11.5x	16.1%
Propane Distributor Peers
Low	6.0x	6.7x	6.4x	6.3%
Median (1)	6.5x	6.9x	6.6x	8.5%
High	7.0x	7.1x	6.8x	10.7%

AmeriGas (at transaction) (2)	9.6x	9.1x	9.0x	10.8%
AmeriGas (at transaction) (3)	9.6x	9.6x	9.5x	10.8%

(1)	Excludes Ferrellgas Partners, L.P.
(2)	Based on publicly available consensus analyst estimates.
(3)	Based on the AmeriGas case.

Based upon the Price / DCF / Unit multiples observed in this analysis, TPH calculated an implied price per unit range for AmeriGas common units for each of the Forecasts reflected in the table below.

Trading Metric	Forecast	Minimum (1)	Maximum (2)
$3.80 distribution policy
2018 Price/DCF	AmeriGas case	$21.61	$37.03
2018 Price/DCF	Historical weather case	$21.61	$37.03
2018 Price/DCF	Capital investment case	$21.61	$37.03
2019E Price/DCF	AmeriGas case	$19.71	$35.76
2019E Price/DCF	Historical weather case	$19.71	$35.76
2019E Price/DCF	Capital investment case	$19.71	$35.76
2020E Price/DCF	AmeriGas case	$20.85	$33.87
2020E Price/DCF	Historical weather case	$19.82	$32.19
2020E Price/DCF	Capital investment case	$20.21	$32.82
Targeted distribution policy
2019E Price/DCF	AmeriGas case	$19.80	$35.91
2019E Price/DCF	Historical weather case	$19.80	$35.91
2019E Price/DCF	Capital investment case	$19.71	$35.76
2020E Price/DCF	AmeriGas case	$21.12	$34.31
2020E Price/DCF	Historical weather case	$20.22	$32.85
2020E Price/DCF	Capital investment case	$20.30	$32.97

(1)	Minimum represents the tenth percentile of data set.
(2)	Maximum represents the ninetieth percentile of data set.

The implied price per unit ranges were compared to an implied transaction value of $35.34 per AmeriGas common unit, calculated assuming the UGI equity portion of the Merger Consideration had a value of $27.71 per share (0.5000x the closing price per UGI Share as of March 29, 2019) plus $7.63 in cash.

Selected Propane Transactions

TPH reviewed the financial terms of certain transactions since 2001 of acquisitions of propane distribution businesses greater than $150 million in transaction value that TPH deemed similar to the merger in one or more respects. The information reviewed and compared included the corresponding transaction value as a multiple of estimated EBITDA for the last twelve months (“LTM”) and the next twelve months (“NTM”) following announcement, based on publicly available information and research analyst estimates for those targets.

The selected transactions were:

Buyer	Seller	Target	Transaction Value (in millions)	LTM EBITDA Multiple	NTM EBITDA Multiple
Superior Plus Corporation	NGL Energy Partners LP	Retail Propane Operations	$900	10.5x	10.7x
DCC LPG	NGL Energy Partners LP	Retail West	200	8.0x	7.1x
SHV Energy N.V.	American Midstream Partners, L.P.	Pinnacle Propane	170	7.0x	9.0x
Superior Plus Corporation	Gibson Energy Inc.	Canwest Propane	412	10.8x	12.3x
World Fuel Services Corporation	PAPCO, Inc.; Associated Petroleum Products, Inc.	Miscellaneous Fuel Services	230	NA	6.0x
DCC LPG (1)	Royal Dutch Shell plc	Butagaz	517	3.7x	3.8x
UGI Corporation	Total S.A.	Totalgaz SNC	580	NA	6.1x
Suburban Propane Partners, L.P.	Inergy, L.P.	Retail Propane Assets	1,800	9.1x	NA
AmeriGas Partners, L.P.	Energy Transfer Partners, L.P.	Heritage Propane Operations	2,890	11.4x	8.9x
Inergy Propane, LLC	Sterling Partners GP LLC	Liberty Propane	223	NA	6.2x
Inergy, L.P.	Star Gas Partners, L.P.	Star Gas Propane	475	9.6x	9.5x
Ferrellgas Partners, L.P.	Blue Rhino Corporation	—	343	10.0x	7.8x
Suburban Propane Partners, L.P. (1)	Agway Energy Products, LLC; Agway Energy Services, Inc; Agway Energy Services PA, Inc.	—	206	5.0x	6.0x
Energy Transfer Company Ltd.	Heritage Propane Partners LP	—	980	10.9x	8.3x
AmeriGas Partners, L.P.	NiSource Inc.	Columbia Propane	216	NA	NA

(1)	These transactions were not incorporated into the data summarized below.

The resulting low, median and high data, determined by dividing the transaction value by LTM EBITDA and NTM EBITDA, as applicable, of the selected transactions were:

	Transaction Value / LTM EBITDA	Transaction Value / NTM EBITDA
Reference Multiple
Low	7.0x	6.0x
Median	10.0x	8.3x
High	11.4x	12.3x

Based upon this analysis, TPH calculated an implied price per unit range for AmeriGas common units for each of the Forecasts reflected in the table below.

Transaction Metric	Forecast	Minimum	Maximum
Purchase Price/LTM EBITDA	AmeriGas case	$11.57	$41.16
Purchase Price/LTM EBITDA	Historical weather case	$11.57	$41.16
Purchase Price/LTM EBITDA	Capital investment case	$11.57	$41.16
Purchase Price/NTM EBITDA	AmeriGas case	$4.34	$45.95
Purchase Price/NTM EBITDA	Historical weather case	$3.89	$45.03
Purchase Price/NTM EBITDA	Capital investment case	$4.18	$45.62

The implied price per unit ranges were compared to the proposed transaction value of $35.34 per AmeriGas common unit.

Discounted Distribution Analysis

TPH calculated implied price per unit ranges of AmeriGas common units by discounting estimated distributions to AmeriGas Unitholders as of March 31, 2019. TPH applied discount rates ranging from 8.0% to 12.0% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of AmeriGas and the AmeriGas Peers) to the AmeriGas estimated distributions from April 2019 through September 2022 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas—Unaudited Financial Projections of AmeriGas”). TPH applied distribution yield multiples ranging from 8.0% to 13.0% (selected by TPH by reference to, among other things, the distribution yield multiples for AmeriGas and the AmeriGas Peers in the analysis described above under “—Selected Company Analysis—AmeriGas”) and the same discount rate ranges to the estimated 2023 distributions for AmeriGas based on each of the operational cases, under each of the targeted distribution policy and the $3.80 distribution policy. Under the $3.80 distribution policy, the analysis resulted in implied price per unit ranges of AmeriGas common units of $30.63 to $47.94 based on the AmeriGas case, $30.63 to $47.94 based on the historical weather case and $30.63 to $47.94 based on the capital investment case. Under the targeted distribution policy, the analysis resulted in implied price per unit ranges of AmeriGas common units of $24.84 to $38.88 based on the AmeriGas case, $24.84 to $38.88 based on the historical weather case and $26.71 to $42.35 based on the capital investment case. The implied price per unit ranges were compared to the proposed transaction value of $35.34 per AmeriGas common unit.

Levered Distributable Cash Flow Analysis

TPH calculated implied price per unit ranges of AmeriGas common units by discounting estimated levered distributable cash flow to AmeriGas Unitholders as of March 31, 2019. TPH applied discount rates ranging from 8.0% to 12.0% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of AmeriGas and the AmeriGas Peers) to the AmeriGas estimated levered distributable cash flow from April 2019 through September 2022 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas—Unaudited Financial Projections of AmeriGas”). TPH applied terminal Price / DCF multiples ranging from 6.0x to 10.0x (selected by TPH by reference to, among other things, the Price / DCF multiples for AmeriGas and the AmeriGas Peers in the analysis described above under “—Selected Company Analysis—AmeriGas”) and the same discount rate ranges to the estimated 2023 levered distributable cash flow for AmeriGas based on each of the AmeriGas operational cases, under each of the targeted distribution policy and the $3.80 distribution policy. Under the $3.80 distribution policy, the analysis resulted in implied price per unit ranges of AmeriGas common units of $26.27 to $40.71 based on the AmeriGas case, $24.91 to $38.52 based on the historical weather case and $27.10 to $42.35 based on the capital investment case. Under the targeted distribution policy, the analysis resulted in implied price per unit ranges of AmeriGas common units of $27.14 to $42.20 based on the AmeriGas case, $25.84 to $40.09 based on the historical weather case and $27.72 to $43.41 based on the capital investment case. The implied price per unit ranges were compared to the proposed transaction value of $35.34 per AmeriGas common unit.

UGI and Pro Forma UGI Financial Analyses

Selected Company Analysis—UGI

TPH reviewed and analyzed certain financial information including valuation multiples for selected companies deemed similar to UGI in one or more respects, using estimates of financial performance for the selected companies based on publicly available information and research analyst consensus estimates for the selected companies. The selected companies for UGI were: (i) Atmos Energy Corporation, Chesapeake Utilities Corporation, NiSource Inc., New Jersey Resources Corporation, Northwest Natural Holding Co., ONE Gas, Inc., Spire Inc. and Southwest Gas Holdings Inc. (collectively, the “LDC Peers”); (ii) Enbridge Inc., Kinder Morgan, Inc., SemGroup Corporation, Targa Resources Corp., Tallgrass Energy, LP and The Williams Companies, Inc. (collectively, the “C-Corp Midstream Peers”); and (iii) AmeriGas, Ferrellgas Partners LP, Suburban Propane Partners L.P. and Superior Plus Corporation (collectively, the “UGI Propane Distributor Peers” and, together with the LDC Peers and C-Corp Midstream Peers, the “UGI Peers”). The information, based on publicly available information and research analyst estimates for the UGI Peers, reviewed and compared included:

•

enterprise value as a multiple of estimated EBITDA for the years 2019 and 2020, or “2019E Enterprise Value/EBITDA” and “2020E Enterprise Value/EBITDA,” calculated by dividing enterprise value by estimated EBITDA;

•	share price as a multiple of estimated earnings for the years 2019 and 2020, or “2019E Price/Earnings” and “2020E Price/Earnings,” calculated by dividing share price by estimated earnings;

•

share price as a multiple of estimated cash flow per share or unit price as a multiple of estimated distributable cash flow per share or unit, as applicable, for the years 2019 and 2020, or “2019E CFPS,” “2019E DCF/Unit,” “2020E CFPS” and “2020E DCF/Unit,” respectively, calculated by dividing estimated cash flow per share or unit or estimated distributable cash flow per share or unit, as applicable, by share or unit price; and

•	estimated dividend (distribution) yield for the year 2019, or “2019E dividend (distribution) yield,” calculated by dividing estimated dividends (distributions) by share (unit) price.

The following table sets forth the data used in the selected company analysis:

	Share (Unit) Price	Total Equity Value	Enterprise Value	Enterprise Value / EBITDA				Price / Earnings		Price / CFPS		Dividends (Distributions) Yield
LDC Peers				2019E		2020E		2019E	2020E	2019E	2020E	2019E
		(in millions)
Atmos Energy Corporation	$102.93	$12,088	$15,554	13.2x		11.9x		23.5x	22.1x	13.3x	11.6x	2.0%
Chesapeake Utilities Corporation	91.21	1,506	2,153	14.5x		13.5x		24.7x	23.2x	NA	NA	1.7%
NiSource Inc.	28.66	10,728	20,688	12.3x		11.6x		21.9x	20.6x	9.1x	8.7x	2.8%
New Jersey Resources Corporation	49.79	4,441	5,907	21.5x	(1)	19.6x	(1)	24.8x	22.9x	18.5x	15.7x	2.4%
Northwest Natural Holding Co.	65.63	1,909	2,884	12.6x		11.7x		27.8x	26.0x	11.3x	11.4x	2.9%
ONE Gas, Inc.	89.03	4,710	6,285	13.3x		12.5x		25.9x	24.7x	13.1x	12.5x	2.2%
Spire Inc.	82.29	4,535	7,186	14.2x		13.3x		22.1x	21.2x	11.7x	11.5x	2.9%
Southwest Gas Holdings Inc.	82.26	4,398	6,702	10.0x		9.2x		21.2x	19.6x	8.7x	8.2x	2.7%

C-Corp Midstream Peers										Price / DCF/ Unit
Enbridge Inc.	$36.26	$73,450	$130,452	13.3x		12.4x		19.3x	18.1x	10.0x	9.6x	6.1%
Kinder Morgan, Inc.	20.01	45,559	79,725	10.3x		9.9x		20.4x	19.1x	9.2x	8.5x	5.0%
SemGroup Corporation	14.74	1,345	3,464	7.9x		7.1x		NM	39.8x	5.0x	4.7x	12.8%
Targa Resources Corp.	41.55	9,820	16,075	11.8x		9.2x		NM	45.7x	11.7x	7.7x	8.8%
Tallgrass Energy, LP	25.14	7,122	10,828	11.1x		12.1x		13.6x	17.0x	10.2x	10.0x	8.6%
The Williams Companies, Inc.	28.72	35,772	59,390	11.8x		11.1x		30.7x	26.9x	11.1x	10.4x	5.3%

UGI Propane Distributor Peers
AmeriGas	$30.87	$3,272	$6,150	9.7x		9.6x		12.9x	12.6x	8.0x	7.8x	12.3%
Ferrellgas Partners LP	1.31	127	2,162	9.2x		8.9x		NM	NM	NM	NM	NM
Suburban Propane Partners L.P.	22.41	1,404	2,678	9.3x		9.2x		16.7x	15.7x	7.1x	6.8x	10.7%
Superior Plus Corporation	8.57	1,516	2,910	8.3x		7.9x		18.3x	15.0x	6.7x	6.4x	6.3%

										Price / CFPS
UGI (2)	$55.42	$9,864	$16,394	12.3x		10.1x		21.1x	18.2x	10.3x	8.6x	2.0%
UGI (3)	—	—	—	11.2x		9.9x		22.4x	18.0x	9.0x	7.7x	2.0%

(1)

New Jersey Resources Corporation 2019E and 2020E EBITDA multiples are excluded from summary statistics due to disproportionately high multiples resulting from investment tax credit benefits for the company’s solar assets.

(2)	Based on publicly available consensus analyst estimates.
(3)	Based on the UGI 4+8 case.

The resulting low, median, less than 60% payout ratio median (in the case of the LDC Peers) and high data for the UGI Peers and corresponding data for UGI were:

	Enterprise Value/ EBITDA		Price / Earnings		Price / CFPS		Dividend (Distribution) Yield
	2019E	2020E	2019E	2020E	2019E	2020E	2019E
LDC Peers
Low	10.0x	9.2x	21.2x	19.6x	8.7x	8.2x	1.7%
Median	13.2x	11.9x	24.1x	22.5x	11.7x	11.5x	2.5%
Less than 60% Payout Ratio Median	13.7x	12.6x	23.5x	22.1x	12.5x	11.5x	2.4%
High	14.5x	13.5x	27.8x	26.0x	18.5x	15.7x	2.9%

	Enterprise Value/ EBITDA		Price / Earnings		Price / DCF/Unit		Dividend (Distribution) Yield
	2019E	2020E	2019E	2020E	2019E	2020E	2019E
C-Corp Midstream Peers
Low	7.9x	7.1x	13.6x	17.0x	5.0x	4.7x	5.0%
Median	11.5x	10.5x	19.8x	23.0x	10.1x	9.0x	7.4%
High	13.3x	12.4x	30.7x	45.7x	11.7x	10.4x	12.8%

	Enterprise Value/ EBITDA		Price / Earnings		Price / DCF/Unit		Dividend (Distribution) Yield
	2019E	2020E	2019E	2020E	2019E	2020E	2019E
UGI Propane Distributor Peers
Low	8.3x	7.9x	12.9x	12.6x	6.7x	6.4x	6.3%
Median	9.3x	9.1x	16.7x	15.0x	7.1x	6.8x	10.7%
High	9.7x	9.6x	18.3x	15.7x	8.0x	7.8x	12.3%

	Enterprise Value/ EBITDA		Price / Earnings		Price / CFPS		Dividend (Distribution) Yield
	2019E	2020E	2019E	2020E	2019E	2019E	2020E
UGI (1)	12.3x	10.1x	21.1x	18.2x	10.3x	8.6x	2.0%
UGI (2)	11.2x	9.9x	22.4x	18.0x	9.0x	7.7x	2.0%

(1)	Based on publicly available consensus analyst estimates.
(2)	Based on the UGI 4+8 case.

Levered Discounted Cash Flow Analysis—Dividends—Pro Forma UGI

TPH calculated implied price per share ranges of UGI Shares pro forma for the merger by discounting estimated dividends to UGI shareholders as of March 31, 2019. TPH applied discount rates ranging from 5.00% to 6.50% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of UGI and the UGI Peers) to the UGI estimated dividends from April 2019 through September 2021 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas”). TPH applied price per earnings multiples ranging from 17.0x to 23.0x (selected by TPH by reference to, among other things, the price per earnings multiples for UGI and the UGI Peers in the analysis described above under “—Selected Company Analysis —UGI”) and the same discount rate ranges to the estimated 2022 earnings per share for UGI pro forma for the merger based on the pro forma UGI 4+8 case and the pro forma UGI sensitivity 4+8 case. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $55.05 to $76.11 based on the pro forma UGI 4+8 case and $48.99 to $67.62 based on the pro forma UGI sensitivity 4+8 case.

Unlevered Discounted Cash Flow Analysis—Pro Forma UGI

TPH calculated implied price per share ranges of UGI Shares pro forma for the merger by discounting estimated unlevered cash flow to UGI shareholders as of March 31, 2019. TPH applied discount rates ranging from 4.50% to 6.00% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of UGI and the UGI Peers) to the UGI estimated unlevered cash flow from April 2019 through September 2021 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas”). TPH applied terminal Enterprise Value to EBITDA multiples ranging from 8.5x to 11.5x (selected by TPH by reference to, among other things, the estimated enterprise value per EBITDA multiples for UGI and the UGI Peers in the analysis described above under “—Selected Company Analysis—UGI”) and the same discount rate ranges to the estimated 2022 EBITDA for UGI pro forma for the merger based on the pro forma UGI 4+8 case and the pro forma UGI sensitivity 4+8 case. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $50.50 to $77.67 based on the pro forma UGI 4+8 case and $45.38 to $70.86 based on the pro forma UGI sensitivity 4+8 case.

Has/Gets Analyses—Status Quo AmeriGas and Pro Forma UGI

Levered and Unlevered Discounted Cash Flow and Discounted Distribution Analyses Model

TPH calculated implied price per share ranges of UGI Shares pro forma for the merger by discounting estimated unlevered cash flows to UGI shareholders pro forma for the merger as of March 31, 2019. TPH applied discount rates ranging from 4.50% to 6.00% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of UGI and the UGI Peers) to the UGI estimated unlevered cash flow from April 2019 through September 2021 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas”). TPH applied terminal Enterprise Value to EBITDA multiples ranging from 8.5x to 11.5x (selected by TPH by reference to, among other things, the estimated enterprise value per EBITDA multiples for UGI and the UGI Peers in the analysis described above under “—Selected Company Analysis—UGI”) and the same discount rate ranges to the estimated 2022 EBITDA for UGI pro forma for the merger based on the pro forma UGI cases and the pro forma UGI sensitivity cases and adjusted the resulting implied price per share ranges by the exchange ratio provided for in the merger of 0.5000x plus $7.63 in cash consideration with respect to the Unaffiliated AmeriGas Unitholders. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $32.88 to $46.46 based on the pro forma UGI 4+8 case, $32.27 to $45.66 based on the pro forma UGI historical weather case and $33.27 to $47.04 based on the pro forma UGI capital investment case. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $30.32 to $43.06 based on the pro forma UGI sensitivity 4+8 case, $29.91 to $42.52 based on the pro forma UGI sensitivity historical weather case and $30.79 to $43.73 based on the pro forma UGI sensitivity capital investment case.

TPH also calculated implied price per share ranges of UGI Shares pro forma for the merger by discounting estimated dividends to UGI shareholders pro forma for the merger as of March 31, 2019. TPH applied discount rates ranging from 5.00% to 6.50% (based on, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of UGI and the UGI Peers) to the UGI estimated dividends from April 2019 through September 2021 (as disclosed in “—Unaudited Financial Projections of UGI and AmeriGas”). TPH applied price per earnings multiples ranging from 17.0x to 23.0x (selected by TPH by reference to, among other things, the price per earnings multiples for UGI and the UGI Peers in the analysis described above under “—Selected Company Analysis—UGI”) and the same discount rate ranges to the estimated 2022 earnings per share for UGI pro forma for the merger based on the pro forma UGI cases and the pro forma UGI sensitivity cases and adjusted the resulting implied price per share ranges by the exchange ratio provided for in the merger of 0.5000x plus $7.63 in cash consideration with respect to the Unaffiliated AmeriGas Unitholders. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $35.16 to $45.68 based on the pro forma UGI 4+8 case, $34.23 to $44.39 based on the pro forma UGI historical weather case and $35.57 to $46.26 based on the pro forma UGI capital investment case. The analysis resulted in implied price per share ranges of UGI Shares pro forma for the merger of $32.13 to $41.44 based on the pro forma UGI sensitivity 4+8 case, $31.44 to $40.48 based on the pro forma UGI sensitivity historical weather case and $32.60 to $42.11 based on the pro forma UGI sensitivity capital investment case.

TPH compared the implied price per share ranges of UGI Shares pro forma for the merger based upon these analyses to the implied price per unit ranges of AmeriGas common units for each of the AmeriGas operational cases, calculated by discounting estimated 2023 levered distributable cash flows and estimated 2023 distributions to AmeriGas Unitholders as of March 31, 2019 under the $3.80 distribution policy and targeted distribution policy, as described above under “—AmeriGas Financial Analysis—Discounted Distribution Analysis” and “—AmeriGas Financial Analysis—Levered Distributable Cash Flow Analysis.”

Illustrative Discounted Future Value

TPH calculated illustrative implied present values of the future value of AmeriGas common units and UGI Shares pro forma for the merger. For AmeriGas common units, TPH calculated implied per unit values at year-end 2019, 2020 and 2021 by applying terminal distribution yield multiples ranging from 8.0% to 13.0% (selected by TPH by reference to, among other things, the distribution yield multiples for AmeriGas and the AmeriGas Peers in the analysis described above under “—AmeriGas Financial Analyses—Selected Company Analysis—AmeriGas”) to the 2020, 2021 and 2022 annual distribution, respectively, then discounting to present value using an illustrative equity discount rate of 10.0% (based on the midpoint of the discount rate range as determined by, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of AmeriGas and the AmeriGas Peers). The annual distribution for AmeriGas common units used by TPH for each of the three years was based on each of the operational cases, under each of the targeted distribution policy and the $3.80 distribution policy. For UGI Shares pro forma for the merger, TPH calculated implied per share values as of the same dates by applying price to earnings multiples ranging from 17.0x to 23.0x (selected by TPH by reference to, among other things, the price per earnings multiples for UGI and the UGI Peers in the analysis described above under “—Selected Company Analysis—UGI”) to 2020, 2021 and 2022 earnings per share, respectively, as adjusted to reflect the use of the cash resulting from the elimination of the distribution on the AmeriGas common units in UGI pro forma for the merger to fund all-equity acquisitions at a 7.5x enterprise value/EBITDA multiple, then discounting to present value using an illustrative equity discount rate of 5.75% (based on the midpoint of the discount rate range as determined by, among other things, TPH’s judgment of the estimated range of the cost of equity based on an analysis of UGI and the UGI Peers). The annual earnings per share for UGI Shares pro forma for the merger used by TPH for 2020, 2021 and 2022 was based on the pro forma UGI cases and the pro forma UGI sensitivity cases. TPH adjusted the resulting price per share ranges by the exchange ratio provided for in the merger of 0.5000x plus $7.63 in cash consideration with respect to the Unaffiliated AmeriGas Unitholders. TPH accounted for interim distributions or dividends to AmeriGas Unitholders or UGI Shareholders, as applicable, by discounting such distributions or dividends upon receipt back to March 31, 2019.

Using the AmeriGas case, the analysis resulted in ranges of implied present values of $29.73 to $47.14 per AmeriGas common unit based on the $3.80 distribution policy and $24.11 to $38.23 per AmeriGas common unit based on the targeted distribution policy. Using the pro forma UGI 4+8 case, the analysis resulted in ranges of implied present values of $32.96 to $45.03 per UGI Share pro forma for the merger based on the $3.80 distribution policy and $33.18 to $45.66 per UGI Share pro forma for the merger based on the targeted distribution policy. Using the pro forma UGI sensitivity 4+8 case, the analysis resulted in ranges of implied present values of $29.97 to $40.86 per UGI Share pro forma for the merger based on the $3.80 distribution policy and $30.82 to $42.13 per UGI Share pro forma for the merger based on the targeted distribution policy. Based upon these analyses, TPH compared the ranges of implied present values of AmeriGas common units to the ranges of implied present values of UGI Shares pro forma for the merger at the end of each period and to the closing price for AmeriGas common units on March 29, 2019 of $30.87.

Other Analyses

Historical Exchange Ratio Analysis

Based on the closing prices per AmeriGas common unit on March 29, 2019 and for the various time periods set forth below ending on that date, TPH calculated implied historical exchange ratios by dividing the average daily closing price per AmeriGas common unit by the average daily closing price per UGI Share. This analysis indicated the following implied historical ratios (compared to the implied exchange ratio of 0.6377x provided for in the merger with respect to the Unaffiliated AmeriGas Unitholders) and premiums to the market-implied exchange ratio:

Date	Implied Exchange Ratio	All-In Exchange Ratio at Proposal	Premium to Market-Implied Exchange Ratio
March 29, 2019	0.5570x	0.6377x	14.5%
30-day	0.5274x	0.6392x	21.2%
60-day	0.5379x	0.6394x	18.9%
90-day	0.5301x	0.6386x	20.5%
180-day	0.6264x	0.6392x	2.0%
360-day	0.7715x	0.6503x	(15.7)%

Preliminary Presentations by TPH

In addition to its fairness opinion presentation described above, TPH also provided preliminary written presentations to the GP Audit Committee dated January 31, 2019, February 12, 2019, February 14, 2019, February 19, 2019 (referring to two presentations), February 26, 2019, February 28, 2019, March 5, 2019, March 13, 2019, March 18, 2019 (referring to two presentations) and March 29, 2019, each marked as a draft, which are referred to herein as the preliminary TPH presentations. Copies of the preliminary TPH presentations have been attached as exhibits to the transaction statement on Schedule 13E-3 filed with the SEC with respect to the merger.

The preliminary financial analyses and other information in such preliminary TPH presentations were based on information and data that was available as of the dates of the respective presentations. TPH also continued to update and refine various aspects of its financial analyses in subsequent presentations. Accordingly, the results and other information presented in such preliminary TPH presentations may differ from the TPH presentation dated April 1, 2019. The financial analyses performed by TPH in relation to its opinion dated April 1, 2019 supersede all analyses and information presented in the preliminary TPH presentations.

None of the preliminary TPH presentations, alone or together, constitute an opinion of, or recommendation by, TPH with respect to a possible transaction or otherwise, and were presented solely for discussion purposes. A summary of these other preliminary presentations is provided below. The following summary, however, does not purport to be a complete description of these preliminary presentations or of the preliminary financial analyses performed by TPH.

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The January 31, 2019 presentation referenced, for informational purposes, among other things, (i) the relative unit price and share price performance of AmeriGas and UGI, respectively, during the period of January 2017 to January 2019, as compared to the performance of the Alerian MLP Index and certain peers of AmeriGas (the “comparable price performance”), (ii) the historical exchange ratio of AmeriGas common units per UGI share during the period of January 2017 to January 2019 (the “historical exchange ratio summary”), (iii) the 20 largest shareholders of AmeriGas and UGI as of January 29, 2019, (iv) a survey of precedent MLP transactions by affiliated and third party MLPs, public general partners and C-corps since 2011 (the “precedent MLP transactions survey”), and (v) selected Wall Street research analysts’ views as to AmeriGas and UGI since December 2018. The January 31, 2019 presentation also contained, among other things, a preliminary analysis of certain financial information of AmeriGas and UGI based on publicly available consensus analyst estimates and other publicly available information, including (i) an enterprise value per expected 2019 EBITDA multiple of 9.9x for AmeriGas and 10.2x for UGI, (ii) an enterprise value per expected 2020 EBITDA multiple of 9.6x for AmeriGas and 9.7x for UGI, (iii) a unit share price as a multiple of estimated distributable cash flow per unit for AmeriGas of 7.8x for 2019 and 7.6x for 2020, (iv) an expected 2019 distribution yield of 12.7% for AmeriGas, and (v) an expected 2019 dividend yield of 2.0% for UGI.

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The February 12, 2019 presentation updated, among other things, (i) the comparable price performance through a recent date and to include a comparison of the performance of the S&P 500 Utilities Index, (ii) the historical exchange ratio summary through a recent date and to reflect the average exchange ratio for the past two years of 0.8442x, and (iii) the precedent MLP transactions survey through a recent date. The February 12, 2019 presentation also updated the preliminary analysis of certain financial information of AmeriGas and UGI based on consensus analyst estimates and other publicly available information, which, based on a more recent date, reflected (i) an enterprise value per expected 2019 EBITDA multiple of 9.6x for AmeriGas and 12.0x for UGI, (ii) an enterprise value per expected 2020 EBITDA multiple of 9.5x for AmeriGas and 9.8x for UGI, (iii) a unit share price as a multiple of estimated distributable cash flow per unit for AmeriGas of 7.8x for 2019 and 7.7x for 2020, (iv) an expected 2019 distribution yield of 12.6% for AmeriGas, and (v) an expected 2019 dividend yield of 2.1% for UGI. The February 12, 2019 presentation also contained, among other things, a review of the then-current financial projections for AmeriGas, including the AmeriGas operational cases and with respect to the $3.80 distribution policy and the targeted distribution policy, prepared by the senior management of the General Partner, and for UGI, prepared by the senior management of UGI (the “preliminary projections”). The February 12, 2019 presentation provided, based on the preliminary projections, the following:

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a preliminary selected company analysis of the AmeriGas Peers using a similar methodology as described under “—AmeriGas Financial Analyses—Selected Company Analysis—AmeriGas” as of a recent date; this preliminary selected company analysis reflected (i) a low, median and high distribution yield for the Low Growth MLP Peers of 8.5%, 11.2% and 18.3%, respectively, for 2019, (ii) a low, median and high distribution yield for the Propane Distributor Peers of 6.6%, 8.8% and 11.0%, respectively, for 2019, (iii) a low, median and high unit price for the Low Growth MLP Peers as a multiple of distributable cash flow per unit of 4.9x, 6.8x and 10.6x, respectively, for 2019 and 4.4x, 6.2x and 11.2x, respectively, for 2020, and (iv) a low, median and high unit price for the Propane Distributor Peers as a multiple of distributable cash flow per unit of 6.3x, 6.5x and 6.8x, respectively, for 2019 and 5.8x, 6.2x and 6.6x, respectively for 2020;

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a preliminary selected propane transactions analysis using substantially the same selected transactions and a similar methodology as described under “—AmeriGas Financial Analyses—Selected Propane Transactions” as of a recent date; this preliminary selected propane transactions analysis reflected a low, median and high transaction value as a multiple of estimated NTM EBITDA of 3.8x, 7.5x and 12.3x, respectively;

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a preliminary discounted distribution analysis using a similar methodology as described under “—AmeriGas Financial Analyses—Discounted Distribution Analysis” and applying discount rates ranging from 8.0% to 12.0% and distribution yield multiples ranging from 9.0% to 13.0%; this preliminary discounted distribution analysis reflected, (i) under the $3.80 distribution policy, an implied price per unit range of AmeriGas common units of $30.63 to $43.91 based on the AmeriGas case, $30.63 to $43.91 based on the historical weather case and $30.63 to $43.91 based on the capital investment case, and (ii) under the targeted distribution policy, an implied price per unit range of AmeriGas common units of $26.84 to $38.69 based on the AmeriGas case, $25.40 to $36.41 based on the historical weather case and $27.66 to $40.03 based on the capital investment case;

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a preliminary levered distributable cash flow analysis using a similar methodology as described under “—AmeriGas Financial Analyses—Levered Distributable Cash Flow Analysis” and applying discount rates ranging from 8.0% to 12.0% and terminal DCF multiples ranging from 6.0x to 9.0x; this preliminary levered distributable cash flow analysis reflected, (i) under the $3.80 distribution policy, an implied price per unit range of AmeriGas common units of $27.03 to $38.92 based on the AmeriGas case, $24.85 to $35.66 based on the historical weather case and $27.86 to $40.38 based on the capital investment case, and (ii) under the targeted distribution policy, an implied price per unit range of AmeriGas common units of $27.78 to $40.08 based on the AmeriGas case, $25.73 to $37.02 based on the historical weather case and $28.40 to $41.24 based on the capital investment case;

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a preliminary selected company analysis of UGI Peers using a similar methodology as described under “—UGI and Pro Forma UGI Financial Analyses—Selected Company Analysis—UGI” as of a recent date; this preliminary selected company analysis reflected (i) a low, median, less than 60% payout ratio median and high enterprise value as a multiple of estimated EBITDA for the LDC Peers of 9.1x, 11.9x, 12.1x and 13.8x, respectively, for 2019 and 8.4x, 11.2x, 11.2x and 12.9x, respectively, for 2020, (ii) a low, median and high enterprise value as a multiple of estimated EBITDA for the C-Corp Midstream Peers of 9.0x, 10.8x and 13.6x, respectively, for 2019 and 8.1x, 10.1x and 12.1x, respectively, for 2020, (iii) a low, median, less than 60% payout ratio median and high share price as a multiple of estimated earnings for the LDC Peers of 19.7x, 22.8x, 23.2x and 25.2x, respectively, for 2019 and 18.5x, 21.2x, 21.8x and 24.0x, respectively, for 2020, (iv) a low, median and high share price as a multiple of estimated earnings for the C-Corp Midstream Peers of 13.1x, 20.6x and 129.3x, respectively, for 2019 and 16.3x, 16.7x and 32.1x, respectively, for 2020, (v) a low, median, less than 60% payout ratio median and high share price as a multiple of estimated cash flow per share price for the LDC Peers of 7.8x, 11.2x, 10.2x and 17.1x, respectively, for 2019 and 8.1x, 10.9x, 10.7x and 14.5x, respectively, for 2020, (vi) a low, median and high share price as a multiple of estimated distributable cash flow per share price for the C-Corp Midstream Peers of 5.1x, 9.7x and 11.1x, respectively, for 2019 and 4.8x, 8.3x and 9.6x, respectively, for 2020, (vii) a low, median, less than 60% payout ratio median and high estimated dividend yield for the LDC Peers of 1.8%, 2.7%, 2.5% and 3.1%, respectively, for 2019, and (viii) a low, median and high estimated dividend yield for the C-Corp Midstream Peers of 5.5%, 7.3% and 13.1%, respectively, for 2019;

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a preliminary unlevered discounted cash flow analysis using a similar methodology as described under “—UGI and Pro Forma UGI Financial Analyses—Unlevered Discounted Cash Flow Analysis—Pro Forma UGI” and applying discount rates ranging from 4.00% to 5.50% and terminal Enterprise Value to EBITDA multiples ranging from 8.5x to 12.5x for UGI and 9.0x to 12.0x for UGI pro forma for the merger; this preliminary unlevered discounted cash flow analysis reflected implied price per share ranges of $54.80 to $96.84 for UGI and $58.77 to $85.91 for UGI pro forma for the merger;

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preliminary has/gets analyses using a similar methodology as described under “—Has/Gets Analyses—Status Quo AmeriGas and Pro Forma UGI—Levered and Unlevered Discounted Cash Flow and Discounted Distribution Analyses Model” and applying discount rates ranging from 4.00% to 5.50% and terminal Enterprise Value to 2022 EBITDA multiples ranging from 9.0x to 12.0x for UGI pro forma for the merger and adjusting the implied price per share ranges by an exchange ratio of 0.5757x; this preliminary has/gets analysis reflected, using the preliminary projections of AmeriGas, implied exchange ratio adjusted price per share ranges of UGI Shares pro forma for the merger of $33.41 to $46.99 based on the then-applicable pro forma UGI 4+8 case, $31.28 to $44.20 based on the then-applicable pro forma UGI historical weather case, and $34.28 to $48.24 based on the then-applicable pro forma UGI capital investment case;

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a preliminary illustrative discounted future value analysis using a similar methodology as described under “—Has/Gets Analyses—Status Quo AmeriGas and Pro Forma UGI—Illustrative Discounted Future Value” and, for AmeriGas common units, applying terminal distribution yield multiples ranging from 9.0% to 13.0% and an illustrative equity discount rate of 10% and, for UGI Shares, applying terminal dividend yield multiples ranging from 1.75% to 2.75% and an illustrative equity discount rate of 5.25%; this preliminary illustrative discounted future value analysis reflected, (i) using the AmeriGas case, implied present value ranges of $30.40 to $43.03 per AmeriGas common unit based on the $3.80 distribution policy and $25.20 to $37.92 per AmeriGas common unit based on the targeted distribution policy, (ii) using the historical weather case, implied present value ranges of $30.40 to $43.03 per AmeriGas common unit based on the

$3.80 distribution policy and $25.20 to $35.68 per AmeriGas common unit based on the targeted distribution policy, (iii) using the capital investment case, implied present value ranges of $30.40 to $43.03 per AmeriGas common unit based on the $3.80 distribution policy and $25.11 to $39.23 per AmeriGas common unit based on the targeted distribution policy, and (iv) an implied present value range of $43.53 to $69.63 per UGI Share.

The February 12, 2019 presentation also contained a summary of the proposed and various alternative exchange ratios, a sum-of-the-parts analysis of UGI based on the initial projections, a discounted dividend analysis of UGI Shares and UGI Shares pro forma for the merger under the $3.80 distribution policy, has/gets discounted distribution analyses for AmeriGas common units, and cost of capital analyses for AmeriGas and UGI.

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The February 14, 2019 presentation included a summary of updates since the February 12, 2019 meeting of the GP Audit Committee and updated, among other things, (i) the historical exchange ratio summary to reflect the average exchange ratio for the period from December 2018 to February 2019 of 0.5191x, (ii) the precedent MLP transactions survey through a recent date, (iii) the preliminary discounted distribution analysis from the February 12, 2019 presentation by applying a distribution yield multiples range of 8.0% to 13.0%, which resulted in, under the $3.80 distribution policy, implied price per unit ranges of AmeriGas common units of $30.63 to $47.94 based on the AmeriGas case, $30.63 to $47.94 based on the historical weather case and $30.63 to $47.94 based on the capital investment case and, under the targeted distribution policy, implied price per unit ranges of AmeriGas common units of $26.84 to $42.30 based on the AmeriGas case, $25.40 to $39.75 based on the historical weather case and $27.66 to $43.81 based on the capital investment case, (iv) the preliminary levered distributable cash flow analysis from the February 12, 2019 presentation by applying a terminal DCF multiples range of 6.0x to 10.0x, which resulted in, under the $3.80 distribution policy, implied price per unit ranges of AmeriGas common units of $27.03 to $41.93 based on the AmeriGas case, $24.85 to $38.40 based on the historical weather case and $27.86 to $43.56 based on the capital investment case and, under the targeted distribution policy, implied price per unit ranges of AmeriGas common units of $27.78 to $43.20 based on the AmeriGas case, $25.73 to $39.89 based on the historical weather case and $28.40 to $44.50 based on the capital investment case, (v) the preliminary unlevered discounted cash flow analysis from the February 12, 2019 presentation by applying a terminal Enterprise Value to 2023 EBITDA multiples range of 8.5x to 11.5x and adjusting unlevered cash taxes, which resulted in implied price per share ranges of $53.66 to $85.89 for UGI, (vi) the preliminary selected propane transactions analysis using the same selected transactions described under “—AmeriGas Financial Analyses—Selected Propane Transactions,” (vii) the preliminary has/gets analyses from the February 12, 2019 presentation by applying a terminal Enterprise Value to 2022 EBITDA multiples range of 8.5x to 11.5x, which resulted in implied price per share ranges of UGI Shares pro forma for the merger of $31.04 to $44.54 based on the then-applicable pro forma UGI 4+8 case, $30.04 to $43.22 based on the then-applicable pro forma UGI historical weather case, and $31.44 to $45.13 based on the then-applicable pro forma UGI capital investment case, and (viii) a summary of the pre-tax and after-tax pro forma impact of the merger on AmeriGas and UGI. Certain other preliminary analyses presented in the February 14, 2019 presentation were substantially similar to the preliminary analyses presented in the February 12, 2019 presentation. The February 14, 2019 presentation also contained a summary of the proposed and various alternative exchange ratios, a sum-of-the-parts analysis of UGI based on the initial projections, a summary of the expected accretion percentages for UGI earnings per share and AmeriGas distributions (pre-tax) based on the then-applicable AmeriGas case, a discounted dividend analysis of UGI Shares and UGI Shares pro forma for the merger under the $3.80 distribution policy, has/gets discounted distribution analyses for AmeriGas common units and discounted dividend analyses for UGI Shares, present value of future unit price analysis for AmeriGas common units based on the then-applicable AmeriGas operational cases and cost of capital analyses for AmeriGas and UGI.

•	The February 19, 2019 presentation was prepared to be provided to UGI to support the GP Audit Committee’s negotiations of the terms of the potential merger and contained, among other information,

an analysis of the Initial Offer and a potential counterproposal by AmeriGas, discounted distributable cash flow and distribution analyses for AmeriGas, a unitholder tax impact analysis and an after-tax distribution analysis under the Initial Offer, and a historical exchange ratio analysis.

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TPH provided the GP Audit Committee with supplemental presentation materials dated February 19, 2019, which contained ranges of the present value of the future unit price of AmeriGas (applying a terminal yield range of 8.0% to 13.0%) of $29.73 to $47.14 and share price of UGI pro forma for the merger (applying a terminal price to earnings multiple of 19.0x to 23.0x) of $31.24 to $41.86 and a summary of the historical payout ratio of UGI from January 1996 through January 2018.

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The February 26, 2019 presentation contained, among other information, updates to the summary of the proposed transaction and transaction analysis at various potential exchange ratios using the most recent closing share and unit prices of UGI and AmeriGas, respectively.

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The February 28, 2019 presentation contained, among other information, a summary of updates since the February 14, 2019 meeting of the GP Audit Committee, including an overview of the Second UGI Offer, and selected Wall Street research analysts’ views post-investor day regarding AmeriGas distributions and updated, among other things, (i) the comparable price performance and historical exchange ratio summary through a recent date, (ii) the precedent MLP transactions survey through a recent date and for adjustments to select premiums, (iii) the preliminary selected company analyses of the AmeriGas Peers and the UGI Peers through a recent date, (iv) the preliminary selected propane transactions analysis using both LTM EBITDA and NTM EBITDA, which resulted in a low, median and high transaction value as a multiple of estimated LTM EBITDA of 3.7x, 9.6x and 11.4x, respectively, and of estimated NTM EBITDA of 3.8x, 7.5x and 12.3x, respectively, (v) the preliminary levered distributable cash flow analysis of AmeriGas common units through a recent date, (vi) the preliminary unlevered discounted cash flow analysis of UGI Shares through a recent date, (vii) the preliminary has/gets analyses through a recent date, (viii) the ranges of the present value of the future unit price of AmeriGas from the February 19, 2019 presentation, which reflected ranges of $29.73 to $47.14 based on the $3.80 distribution policy and $24.65 to $39.98 based on the targeted distribution policy, and the present value of the future share price of UGI from the February 19, 2019 presentation, which reflected ranges of $32.16 to $43.39 based on the $3.80 distribution policy and $32.38 to $43.88 based on the targeted distribution policy, and (ix) a summary of the tax pro forma impact of the merger on AmeriGas and UGI. Certain other preliminary analyses presented in the February 28, 2019 presentation were substantially similar to the preliminary analyses presented in the February 14, 2019 presentation. The February 28, 2019 presentation also contained a summary of the proposed and various alternative exchange ratios, a sum-of-the-parts analysis of UGI based on the initial projections, a summary of the expected accretion percentages for UGI earnings per share and AmeriGas distributions (pre-tax) based on the then-applicable AmeriGas case, a discounted dividend analysis of UGI Shares and UGI Shares pro forma for the merger under the $3.80 distribution policy, has/gets discounted distribution analyses for AmeriGas common units and discounted dividend analyses for UGI Shares, a present value of future unit price analysis for AmeriGas common units based on the then-applicable AmeriGas operational cases and cost of capital analyses for AmeriGas and UGI.

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The March 5, 2019 presentation contained, among other information, a summary of updates since the February 28, 2019 meeting of the GP Audit Committee and updated, among other things, (i) the comparable price performance and historical exchange ratio summary through a recent date, (ii) the selected Wall Street research analysts’ views pre-investor day (November 2018) and post-investor day (December 2018 through a recent date) for additional commentary and analysts’ overviews of AmeriGas, (iii) the preliminary projections for UGI pro forma for the merger using the then-applicable AmeriGas case, (iv) the preliminary selected company analyses of the AmeriGas Peers and the UGI Peers through a recent date, (v) the preliminary levered distributable cash flow analysis of AmeriGas common units through a recent date, (vi) the preliminary unlevered discounted cash flow analysis of UGI Shares for revised calculations of certain financial forecast items, (vii) the preliminary has/gets analyses from the February 28, 2019 presentation (a) for inclusion of preliminary levered DCF “gets”

analysis in lieu of preliminary discounted dividend analysis by revising the calculation of implied terminal values to use price to earnings multiples (given the static dividend policy at UGI), which resulted in implied price per share ranges of UGI Shares pro forma for the merger of $34.17 to $48.24 based on the then-applicable pro forma UGI 4+8 case, $33.17 to $46.92 based on the then-applicable pro forma UGI historical weather case, and $34.57 to $48.83 based on the then-applicable pro forma UGI capital investment case, and (b) to include implied price per share ranges of UGI Shares pro forma for the merger (applying discount rates ranging from 4.50% to 6.00% and price per 2022 estimated earnings multiples ranging from 19.0x to 23.0x), which resulted in implied price per share ranges of UGI Shares pro forma for the merger of $39.50 to $47.50 based on the then-applicable pro forma UGI 4+8 case, $38.35 to $46.05 based on the then-applicable pro forma UGI historical weather case, and $39.91 to $48.00 based on the then-applicable pro forma UGI capital investment case, (viii) the ranges of the present value of the future unit price based on the targeted distribution policy from the February 28, 2019 presentation, which reflected ranges of $36.72 to $46.79 for UGI Shares and $24.65 to $39.98 for AmeriGas common units, (ix) a summary of the tax pro forma impact of the merger on AmeriGas and UGI, and (x) the pro forma present value of the future share price analysis, revised to treat the value of cash consideration as separate from stock consideration (as opposed to converting cash consideration into additional shares at the pro forma future share price for each year). The March 5, 2019 presentation also contained a preliminary levered discounted cash flow analysis using a similar methodology as described under “—UGI and Pro Forma UGI Financial Analyses—Levered Discounted Cash Flow Analysis—Dividends—Pro Forma UGI” and applying discount rates ranging from 4.50% to 6.00% and price per 2022 earnings multiples ranging from 19.0x to 23.0x, which reflected implied price per share ranges of $65.41 to $81.39 for UGI pro forma for the merger. Certain other preliminary analyses presented in the March 5, 2019 presentation were substantially similar to the preliminary analyses presented in the February 28, 2019 presentation. The March 5, 2019 presentation also contained a summary of the challenges facing AmeriGas, a summary of proposed and various alternative exchange ratios, a sum-of-the-parts analysis of UGI based on the preliminary projections, a summary of the expected accretion percentages for UGI earnings per share and AmeriGas distributions (pre-tax) based on the then-applicable AmeriGas case, a discounted dividend analysis of UGI Shares and UGI Shares pro forma for the merger under the $3.80 distribution policy, has/gets discounted distribution analyses for AmeriGas common units and discounted dividend analyses for UGI Shares, present value of future unit price analysis for AmeriGas common units based on the then-applicable AmeriGas operational cases and cost of capital analyses for AmeriGas and UGI.

•

The March 13, 2019 presentation contained, among other information, a comparison of UGI share price market estimates and guidance against actual results, a review of price performance of UGI since September 2018, a summary of analyst commentary of UGI for the first quarter of 2019 and a copy of UGI’s earnings release presentation for the first quarter of 2019.

•

The March 18, 2019 presentation contained, among other information, a summary of updates since the March 5, 2019 meeting of the GP Audit Committee, including an overview of the Fourth UGI Offer, and updated, among other things, (i) the comparable price performance and historical exchange ratio summary through a recent date, (ii) the preliminary projections for the AmeriGas cases based on discussions with AmeriGas management and for the UGI cases to reflect lower guidance from UGI (the “revised preliminary projections”), (iii) the preliminary selected company analyses of the AmeriGas Peers and the UGI Peers through a recent date, (iv) the preliminary levered distributable cash flow analysis of AmeriGas common units for the revised preliminary projections, (v) the preliminary unlevered discounted cash flow analysis of UGI Shares from the March 5, 2019 presentation by applying a discount rate range of 4.50% to 6.00%, which resulted in implied price per share ranges of $50.47 to $77.64 for UGI pro forma for the merger based on the then-applicable pro forma UGI 4+8 case and $45.13 to $70.54 for UGI pro forma for the merger based on the then-applicable pro forma UGI sensitivity 4+8 case, (vi) the preliminary levered discounted cash flow analysis from the March 5, 2019 presentation by applying a discount rate range of 5.00% to 6.50% and a price per 2022 earnings multiples range of 17.0x to 23.0x, which resulted in implied price per share ranges of $55.54 to $76.80 for UGI pro forma for the merger based on the then-applicable pro forma UGI 4+8 case and $48.82 to $67.38 for UGI pro forma for the merger based on the then-applicable pro forma UGI sensitivity 4+8 case, (vii) the preliminary has/gets analyses for the revised preliminary projections, (viii) the preliminary illustrative discounted future value analysis for the revised preliminary projections, which resulted in, (a) using the AmeriGas case, implied present value ranges of $29.73 to $47.14 per AmeriGas common unit based on the $3.80 distribution policy and $24.11 to $38.23 per AmeriGas common unit based on the targeted distribution policy, (b) using the pro forma UGI 4+8 case, implied present value ranges of $33.00 to $45.37 per UGI Share pro forma for the merger based on the $3.80 distribution policy and $33.08 to $45.47 per UGI Share pro forma for the merger based on the targeted distribution policy, and (c) using the pro forma UGI sensitivity 4+8 case, the analysis resulted in ranges of implied present values of $29.92 to $40.92 per UGI Share pro forma for the merger based on the $3.80 distribution policy and $30.00 to $41.02 per UGI Share pro forma for the merger based on the targeted distribution policy, and (ix) a summary of the tax pro forma impact of the merger on AmeriGas and UGI. Certain other preliminary analyses presented in the March 18, 2019 presentation were substantially similar to the preliminary analyses presented in the March 5, 2019 presentation. The March 18, 2019 presentation also contained a summary of the challenges facing AmeriGas, a summary of proposed and various alternative exchange ratios, a sum-of-the-parts analysis of UGI based on the revised preliminary projections, a discounted dividend analysis of UGI Shares and UGI Shares pro forma for the merger under the $3.80 distribution policy, has/gets discounted distribution analyses for AmeriGas common units and discounted dividend analyses for UGI Shares, present value of future unit price analysis for AmeriGas common units based on the then-applicable AmeriGas operational cases and cost of capital analyses for AmeriGas and UGI.

•

The March 18, 2019 supplemental presentation contained, among other information, updated projections of AmeriGas expected EBITDA and UGI expected earnings per share based on additional conversations with UGI senior management.

•

The March 29, 2019 presentation contained, among other information, a summary of updates since the March 18, 2019 meeting and updated, among other things, (i) the historical exchange ratio summary through a recent date, (ii) the revised preliminary projections to target 15% reduction of UGI management’s original earnings per share forecast on an unadjusted basis (the “further revised preliminary projections”), (iii) the preliminary selected company analyses of the AmeriGas Peers and the UGI Peers through a recent date, (iv) the preliminary levered distributable cash flow analysis of AmeriGas common units for the further revised preliminary projections, (v) the preliminary levered discounted cash flow analysis of UGI Shares for the further revised preliminary projections, (vi) the preliminary unlevered discounted cash flow analysis of UGI Shares for the further revised preliminary projections, (vii) the preliminary has/gets analyses for the further revised preliminary projections, and (viii) the preliminary illustrative discounted future value analysis for the further revised preliminary projections. The March 29, 2019 presentation also contained a summary of the challenges facing AmeriGas, a summary of the analyses at the then-applicable transaction consideration and cost of capital analyses for AmeriGas and UGI.

Each of the analyses performed in these preliminary TPH presentations was subject to further updating and subject to the final analyses provided to the GP Audit Committee dated April 1, 2019 by TPH. Each of these analyses was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, the dates on which TPH performed such analyses. Accordingly, the results of the financial analyses may have differed due to changes in those conditions and other information, and not all of the written and oral presentations contained all of the financial analyses listed above.

General

TPH and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

TPH and its affiliates also engage in securities trading and brokerage activities and investment management activities, as well as providing research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, directly or indirectly, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of AmeriGas, UGI and any of the other companies that may be involved in the merger, including the parties to the merger agreement and any of their respective affiliates, and (ii) any currency or commodity that may be material to the parties to the merger agreement or otherwise involved in the merger and the other matters contemplated by the merger agreement.

In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the merger, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including AmeriGas, UGI or their respective equityholders or affiliates, other potential participants in the merger or their respective equityholders or affiliates.

The GP Audit Committee selected TPH to act as its financial advisor in connection with its evaluation of the merger on the basis of TPH’s experience in transactions similar to the merger described in the merger agreement, its reputation in the investment community and its familiarity with AmeriGas and its business.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinions to the GP Audit Committee. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

TPH acted as financial advisor to the GP Audit Committee in connection with, and has participated in certain negotiations leading to, the merger. Pursuant to the terms of its engagement, AmeriGas agreed to pay to TPH a retainer fee equal to $250,000 per quarter (with only the payment of the first installment being credited against any subsequent fees paid to TPH), payable on October 4, 2018 and thereafter, commencing on January 1, 2019, upon each quarterly anniversary thereof. Upon preparation and delivery of TPH’s opinion to the GP Audit Committee (regardless of the conclusion reached therein), TPH became entitled to receive fees of $1.0 million. TPH will be entitled to receive an additional fee of $2.0 million payable (without duplication) upon consummation of the merger and only if the merger is consummated. In addition, AmeriGas has agreed to reimburse TPH for its reasonable out-of-pocket expenses (including fees and expenses of its outside legal counsel) incurred in connection with its engagement. Such expenses are not to exceed $150,000 (other than fees and expenses incurred by TPH following an announcement where a proxy solicitation process is required in connection with the merger and in connection with reasonable travel for in-person meetings requested by the GP Audit Committee) without the prior consent of the GP Audit Committee. AmeriGas also agreed to indemnify TPH or any of its affiliates, their respective directors, officers, partners, agents or employees, or any other person controlling TPH or any of its affiliates against certain liabilities and expenses arising out of its engagement, or to contribute to payments which any of such persons might be required to make with respect to such liabilities.

TPH has previously provided various investment banking and financial services for the GP Audit Committee for which it received customary compensation. In the past two years, these services consisted of advising the GP Audit Committee with respect to its evaluation of certain strategic financings and other transactions. The aggregate fees received by TPH from AmeriGas for such services were approximately $750,000. Except as described above, during the two-year period prior to the date hereof, no material relationship existed between TPH and its affiliates and AmeriGas, UGI or any of their respective affiliates, pursuant to which compensation was received by TPH or its affiliates as a result of such a relationship. TPH and its affiliates may in the future provide investment banking or other financial services to AmeriGas or any of the other parties to the merger agreement or their respective unitholders, members or shareholders, affiliates or portfolio companies. In connection with such investment banking or other financial services, TPH may receive compensation.

J.P. Morgan Securities LLC Financial Advisor Materials

Pursuant to an engagement letter dated as of October 11, 2018 (the “J.P. Morgan engagement letter”), UGI retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the UGI Board on April 1, 2019, J.P. Morgan rendered its oral opinion to the UGI Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the aggregate amount of merger consideration payable to the AmeriGas Unitholders by UGI in the merger pursuant to the terms of the merger agreement (“aggregate merger consideration”) was fair, from a financial point of view, to UGI. J.P. Morgan has confirmed its April 1, 2019 oral opinion by delivering its written opinion to the UGI Board, dated as of such date, that the aggregate merger consideration to be paid by UGI was fair, from a financial point of view, to UGI.

J.P. Morgan provided the UGI Board with the following materials (collectively, the “J.P. Morgan Materials”): (a) discussion materials prepared by J.P. Morgan and provided to the UGI Board on January 17, 2019 (the “January 17 Presentation”); (b) updated discussion materials prepared by J.P. Morgan and provided to the UGI Board on January 25, 2019 (the “January 25 Presentation”); (c) updated discussion materials prepared by J.P. Morgan and provided to the UGI Board on February 25, 2019 (the “February Presentation”); (d) updated discussion materials prepared by J.P. Morgan and provided to the UGI Board on March 4, 2019 (the “March Presentation”); and (e) presentation prepared by J.P. Morgan and provided to the UGI Board on April 1, 2019 (the “April Presentation”). The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, matters considered and limits on the review undertaken, and the J.P. Morgan Materials have been filed as exhibits to the Schedule 13E-3 and are incorporated herein by reference. The summaries of the J.P. Morgan opinion and J.P. Morgan Materials set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion and the J.P. Morgan Materials. AmeriGas Unitholders are urged to read the opinion and the J.P. Morgan Materials carefully and in their entirety. The opinion and the J.P. Morgan Materials were intended solely to assist the UGI Board in the UGI Board’s evaluation of the merger. J.P. Morgan was not requested to provide, and J.P. Morgan did not provide, to UGI, AmeriGas, the UGI Shareholders, the AmeriGas Unitholders, the General Partner, the GP Board, the GP Audit Committee or any other person, any recommendation as to how an AmeriGas Unitholder should vote on the merger. The opinion and the J.P. Morgan Materials were prepared solely for the UGI Board and do not constitute a recommendation as to how any AmeriGas Unitholder should vote with respect to the merger or any other matter and should not be relied on as the basis for any investment decision.

In arriving at its opinion and preparing the J.P. Morgan Materials, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning AmeriGas and UGI and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of AmeriGas and UGI with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of AmeriGas common units and UGI Shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of UGI relating to AmeriGas’ and UGI’s respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (as used in this section, the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate.

In addition, J.P. Morgan held discussions with certain members of management of the General Partner and UGI with respect to certain aspects of the merger, and the past and current business operations of AmeriGas and UGI, the financial condition and future prospects and operations of AmeriGas and UGI, the effect of the merger on the financial condition and future prospects of UGI, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion and preparing the J.P. Morgan Materials, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by AmeriGas, the General Partner and UGI or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness and, pursuant to the J.P. Morgan engagement letter, did not assume any obligation to undertake any such independent verification. No representation or warranty, express or implied, was made by J.P. Morgan in relation to the accuracy or completeness of the information presented in the J.P. Morgan Materials or its suitability for any particular purpose. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities of UGI, AmeriGas, the General Partner or Holdings, or any other company or business, nor did J.P. Morgan evaluate the solvency of UGI, AmeriGas, the General Partner or Holdings, or any other company or business under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom including the Synergies, J.P. Morgan assumed, at UGI’s direction and approval, that such analyses and forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of AmeriGas and UGI to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to UGI with respect to such issues. J.P. Morgan assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of UGI, and will be consummated as described in the merger agreement, except that J.P. Morgan has assumed that record dates for determining the AmeriGas Unitholders entitled to receive quarterly cash distributions from AmeriGas occurring after the date of the opinion will be consistent with the historical practice of AmeriGas notwithstanding the provisions of Section 6.11 of the merger agreement. J.P. Morgan also assumed that the representations and warranties made by UGI, AmeriGas, the General Partner and Holdings in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on AmeriGas, the General Partner, Holdings or UGI or on the contemplated benefits of the merger.

The matters considered by J.P. Morgan in its analyses and reflected in the opinion and the J.P. Morgan Materials were necessarily based on economic, market, industry, operating and other conditions as in effect on, and the information made available to J.P. Morgan as of, the respective dates of such opinion or materials. Many such conditions are beyond the control of UGI, AmeriGas, the General Partner, Holdings and J.P. Morgan. Accordingly, these analyses are inherently subject to uncertainty, and none of UGI, AmeriGas, the General Partner, Holdings, J.P. Morgan or any other person assumes responsibility if future results are different from those forecasted. J.P. Morgan’s opinion noted that subsequent developments may affect such opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm the contents of the J.P. Morgan Materials or opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to UGI of the aggregate merger consideration to be paid by UGI in the proposed merger and J.P. Morgan expresses no opinion as to the fairness of the aggregate merger consideration to the holders of any class of securities, creditors or other constituencies of UGI or as to the underlying decision by UGI to engage in the merger. Furthermore, J.P. Morgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the aggregate merger consideration to be paid by UGI in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the UGI Shares or the AmeriGas common units will trade at any future time.

The terms of the merger agreement, including the aggregate merger consideration, were determined through arm’s length negotiations between UGI and AmeriGas, and the decision to enter into the merger agreement was solely that of the UGI Board, GP Audit Committee and GP Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the UGI Board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the UGI Board or management with respect to the proposed merger or the consideration.

J.P. Morgan Materials

January 17 Presentation

The January 17 Presentation contained an overview of the general benefits and considerations of the merger as contemplated and a general description of certain alternative transactions which UGI had previously considered. The January 17 Presentation also contained information regarding trends in similar MLP buy-in transactions and a comparison of UGI’s and AmeriGas’ price performance relative to their respective peers based on street estimates as of January 9, 2019. The January 17 Presentation also included an illustrative merger timeline and an overview of recent precedent affiliate MLP buy-in transactions.

In addition, the January 17 Presentation contained a two-year exchange ratio analysis between AmeriGas and UGI, certain financial analyses with respect to the effects of the merger, including a comparison of selected pro forma financial data for UGI before and after giving effect to the merger, and a financial comparison of various premiums and consideration mixes. The January 17 Presentation also described UGI’s relative earning mix on both a standalone basis and on a pro forma basis post-merger based on UGI management’s projections through 2021. The January 17 Presentation also contained an illustrative AmeriGas analysis at various purchase prices and an illustrative cash flow impact of the merger to AmeriGas, each based on equity research consensus projections as of January 9, 2019 and public filings, as well as illustrative financial impacts of the merger to UGI.

January 25 Presentation

The January 25 Presentation contained analyses that were substantially similar to those contained in the January 17 Presentation and updated the prior analyses based on then-current information.

February Presentation

The February Presentation included updated information reflecting the AmeriGas Counteroffer from the GP Audit Committee and assumptions pertaining to the illustrative AmeriGas analysis at various purchase prices, unlevered internal rate of return calculations, the illustrative financial impacts of the merger to UGI, a financial comparison of various premiums and general summary conclusions.

March Presentation

Similar to the February Presentation, the March Presentation included updated information reflecting the Second AmeriGas Counteroffer and assumptions pertaining to the illustrative AmeriGas analysis at various purchase prices, unlevered internal rate of return calculations, the illustrative financial impacts of the merger to UGI, the financial comparison of various premiums and general summary conclusions.

April Presentation

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the UGI Board on April 1, 2019 and in the April Presentation delivered to the UGI Board on such date in connection with the rendering of such opinion. The following is a summary of certain material financial analyses contained in the opinion and the April Presentation. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

AmeriGas Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of AmeriGas with similar data for selected publicly traded propane and fuel distribution companies engaged in businesses which J.P. Morgan judged to be sufficiently similar in function and geography to AmeriGas.

The companies selected by J.P. Morgan for purposes of its analysis (collectively, the “AmeriGas Selected Companies”) were Superior Plus Corp. (“Superior Plus”), Suburban Propane Partners, L.P. (“Suburban”), Parkland Fuel Corporation (“Parkland”), Global Partners LP (“Global”) and Sprague Resources LP (“Sprague”). The AmeriGas Selected Companies were chosen because they are publicly traded companies with operations and businesses that, for the purpose of J.P. Morgan’s analysis, may be considered sufficiently similar to those of AmeriGas. The AmeriGas Selected Companies may be considered similar to AmeriGas based on the nature of their assets and operations; however, none of the companies selected is identical or directly comparable to AmeriGas, and certain of these companies may have characteristics that are materially different from those of AmeriGas. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect AmeriGas.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of March 29, 2019. For each of the following analyses performed by J.P. Morgan, estimated financial data for the AmeriGas Selected Companies were based on (except as otherwise noted) information obtained from FactSet Research Systems (“street estimates”) as of March 29, 2019 and each was based on a fiscal year ending on September 30. The information J.P. Morgan calculated for each of the AmeriGas Selected Companies included:

•

Multiple of firm value (calculated as the market value of the company’s fully diluted common equity plus implied general partnership value, debt and minority interest, less cash and cash equivalents) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization), in each case, for the years ending September 30, 2019 and 2020;

•

Multiple of price (using the share or unit price as of March 29, 2019) to estimated DCF per common share or unit (calculated by running total DCF through the company’s distribution waterfall), in each case, for the years ending September 30, 2019 and 2020; and

•

The estimated calendar year 2019 and 2020 distribution yields, calculated as the estimated distribution per share or limited partner unit divided by the share or common unit price as of March 29, 2019.

Results of the analysis with respect to the AmeriGas Selected Companies are as follows:

AmeriGas Selected Companies

	Firm Value / EBITDA		Share or Unit Price / DCF Per Common Share or Unit		Distribution Yield
	2019E	2020E	2019E	2020E	2019E	2020E
Superior Plus	8.2x	7.5x	7.5x	6.7x	6.3%	6.3%
Suburban	9.5x	9.4x	6.8x	6.5x	10.7%	10.7%
Parkland	9.8x	9.1x	12.4x	11.1x	2.9%	2.9%
Global	6.8x	7.4x	7.7x	8.0x	10.1%	10.2%
Sprague	7.8x	7.0x	7.0x	6.5x	14.4%	14.4%

J.P. Morgan also calculated the same financial multiples and ratios for AmeriGas using AmeriGas’ market price as of March 29, 2019, based on projections as provided and approved by UGI management (included for reference only and referred to as “management projections” in the below table) and street estimates (referred to as “consensus” in the below table).

	Firm Value / EBITDA		Unit Price / DCF Per Common Unit		Distribution Yield
	2019E	2020E	2019E	2020E	2019E	2020E
Management projections	10.2x	9.8x	8.5x	8.2x	10.2%	10.8%
Consensus	9.9x	9.7x	8.1x	8.0x	10.4%	9.8%

J.P. Morgan did not rely solely on the quantitative results of the AmeriGas Selected Companies analysis, but also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of AmeriGas and the AmeriGas Selected Companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, geography, corporate structure, growth prospects, asset profiles and capital structures between AmeriGas and the AmeriGas Selected Companies. Based upon these judgments, J.P. Morgan selected multiple reference ranges for the AmeriGas Public Trading Multiples of 7.00x-10.00x and 7.00x-9.75x for firm value to estimated 2019 and 2020 EBITDA, respectively, 7.00x-8.25x and 6.50x-8.00x for price to estimated 2019 and 2020 DCF per common unit, respectively and ranges of 11.00%-10.00% and 11.00%-10.00% for estimated 2019 and 2020 distribution yields, respectively.

After applying such ranges to the appropriate metrics for AmeriGas, the analysis indicated the following implied equity value per unit ranges for AmeriGas common units (resulting per-unit values were in all cases rounded to the nearest $0.25 per unit):

Trading Multiples Implied Equity Value Per Common Unit Range

	Firm Value / EBITDA		Unit Price / DCF Per Common Unit		Distribution Yield
	2019E	2020E	2019E	2020E	2019E	2020E
Low	$9.75	$11.50	$25.50	$24.50	$28.75	$30.25
High	$29.25	$30.25	$30.00	$30.25	$31.50	$33.25

UGI Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of UGI with similar data for selected publicly traded diversified utility companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to UGI.

The companies selected by J.P. Morgan for purposes of its analysis (collectively, the “UGI Selected Companies”) were CenterPoint Energy, Inc. (“CenterPoint”) and National Fuel Gas Company (“National Fuel”). The UGI Selected Companies may be considered similar to UGI based on the nature of their assets and operations; however, none of the companies selected is identical or directly comparable to UGI, and certain of these companies may have characteristics that are materially different from those of UGI. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect UGI.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of March 29, 2019. For each of the following analyses performed by J.P. Morgan, estimated financial data for the UGI Selected Companies were based on (except as otherwise noted) information obtained from street estimates as of March 29, 2019 and a fiscal year ending on September 30. The information J.P. Morgan calculated for each of the UGI Selected Companies included:

•

Multiple of firm value (calculated as the market value of the company’s fully diluted common equity plus debt and minority interest, less cash and cash equivalents) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization), in each case, for the years ending September 30, 2019 and 2020; and

•	Multiple of price to earnings per share, in each case, for the years ending September 30, 2019 and 2020.

Results of the analysis with respect to the UGI Selected Companies are as follows:

UGI Selected Companies

	Firm Value / EBITDA		Price / Earnings per share
	2019E	2020E	2019E	2020E
CenterPoint	10.4x	9.3x	18.6x	17.2x
National Fuel	9.3x	8.9x	17.2x	17.1x

J.P. Morgan also calculated the same financial multiples and ratios for UGI using UGI’s market price as of March 29, 2019, based on projections as provided and approved by UGI management (included for reference only and referred to as “management projections” in the below table) and street estimates (referred to as “consensus” in the below table).

	Firm Value / EBITDA		Price / Earnings per Share
	2019E	2020E	2019E	2020E
Management projections	11.0x	9.8x	22.3x	17.8x
Consensus	12.0x	10.0x	21.0x	18.3x

J.P. Morgan did not rely solely on the quantitative results of the selected public company analysis, but also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of UGI and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, geographies, corporate structures, growth prospects, asset profiles and capital structures between UGI and the companies included in the public trading multiples analysis. Based upon these judgments, J.P. Morgan selected multiple reference ranges of 9.50x-12.00x and 9.00x-10.00x for firm value to estimated 2019 and 2020 EBITDA, respectively and ranges of 17.00x-21.00x and 17.00x-18.50x for price to 2019 and 2020 earnings per share, respectively.

After applying such ranges to the appropriate metrics for UGI, the analysis indicated the following implied equity value per unit ranges for UGI Shares (resulting per share values were in all cases rounded to the nearest $0.25 per share):

Trading Multiples Implied Equity Value Per Share Range

	Firm Value / EBITDA		Price / Earnings per Share
	2019E	2020E	2019E	2020E
Low	$43.00	$48.00	$42.25	$53.00
High	$63.25	$57.25	$52.25	$57.75

AmeriGas Transaction Multiples Analysis

Using publicly available information, J.P. Morgan examined selected precedent buy-in transactions. For purposes of this analysis, J.P. Morgan selected the transactions that J.P. Morgan considered most relevant to its analysis due to the similarity of their participants, size and other factors to the merger and identified a number of transactions that were, in its judgment, sufficient to permit J.P. Morgan to conduct its analysis; J.P. Morgan did not however attempt to identify all transactions that may be similar to the merger.

For each of the selected transactions for which the relevant information was publicly available, among other calculations, J.P. Morgan calculated the multiple of price (using the limited partner unit price) to next twelve months limited partner discounted cash flow per common unit (“NTM LP DCF Per Unit”).

Based on the results of this analysis, J.P. Morgan selected reference ranges for AmeriGas of 7.0x-12.0x for the price to NTM LP DCF Per Unit.

After applying the applicable range to the estimated next twelve months DCF per common unit for the period beginning December 31, 2018 for AmeriGas, the analysis indicated an implied unit price range for AmeriGas of $25.75 to $44.25 per unit.

AmeriGas Unlevered (After-tax) Discounted Cash Flow Analysis

J.P. Morgan conducted an unlevered (after-tax) discounted cash flow analysis for the purpose of determining an implied value per AmeriGas common unit. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows (after-tax) generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows (after-tax)” refers to a calculation of the future cash flows of an asset, less taxes, without including in such calculation any debt servicing costs. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the present value of unlevered free cash flows (after-tax) that AmeriGas is expected to generate during the period from calendar year 2019 through the end of calendar year 2022 using financial forecasts for AmeriGas prepared by UGI management, which were reviewed and approved by UGI’s management and provided to J.P. Morgan for its use in its analysis and delivery of its opinion.

J.P. Morgan also calculated a range of terminal values for AmeriGas at September 30, 2022 by applying a terminal growth rate ranging from 0.00% to 2.50% to the financial forecasts of AmeriGas during 2022 to derive terminal period unlevered free cash flows (after-tax) for AmeriGas. The unlevered free cash flows (after-tax) and range of terminal values for AmeriGas were then discounted to present values using a discount rate range of 7.25% to 8.25%. The present value of the unlevered free cash flows (after-tax) and range of terminal values for AmeriGas were then adjusted for the stub period to indicate the range of implied unit values set forth in the table below (rounded to the nearest $0.25):

Implied Unit Range
AmeriGas	$22.00 – $58.75

UGI Unlevered (After-Tax) Deconsolidated Discounted Cash Flow Analysis

J.P. Morgan conducted an unlevered (after-tax) deconsolidated discounted cash flow analysis for the purpose of determining an implied equity value per share for UGI Shares, including after-tax cash flows related to distributions with respect to the incentive distribution rights and AmeriGas common units held by the General Partner. A deconsolidated discounted cash flow analysis is a method of evaluating an asset consistent with the method of evaluation described above in “—AmeriGas Unlevered (After-Tax) Discounted Cash Flow Analysis.”

J.P. Morgan calculated the present value of unlevered free cash flows (after-tax) that UGI is expected to generate during the period from calendar year 2019 through the end of calendar year 2022 using financial forecasts for UGI prepared by UGI management for calendar year 2019 through the end of calendar year 2022, which were reviewed and approved by UGI’s management and provided to J.P. Morgan for its use in its analysis and delivery of its opinion.

J.P. Morgan also calculated a range of terminal values for UGI at September 30, 2022 by applying a terminal growth rate ranging from 2.50% to 3.50% to the financial forecasts of UGI during 2022 to derive terminal period unlevered free cash flows (after-tax) for discounting for UGI, while the terminal value calculation assumed a perpetuity growth rate of 0.00% to 2.50% for related AmeriGas distributions. The unlevered free cash flows (after-tax) and range of terminal values for UGI were then discounted to present values using a discount rate range of 7.00% to 8.00%. The present value of the unlevered free cash flows (after-tax) and range of terminal values for UGI were then adjusted for UGI attributable net debt to indicate the range of implied share prices set forth in the table below (rounded to the nearest $0.25):

Implied Share Range
UGI	$46.25 – $74.25

Other:

AmeriGas and UGI 52-Week Historical Exchange Ratio Trading Analysis

J.P. Morgan reviewed the 52-week trading range of the AmeriGas common unit price and the UGI Share price for the period ending March 29, 2019. The reference ranges were as follows:

Implied Share / Unit Range
AmeriGas
52-week high	$43.79
52-week low	$22.75

UGI
52-week high	$59.31
52-week low	$43.60

J.P. Morgan noted that the AmeriGas and UGI historical trading analysis was presented merely for reference purposes only, and was not relied upon for fairness analysis or valuation purposes.

AmeriGas and UGI Analyst Price Targets

J.P. Morgan reviewed the price targets for AmeriGas and UGI stated in publicly available equity research reports covering AmeriGas and UGI. The price targets presented were in the following ranges: the price target range for AmeriGas was $30.00 to $40.00, as compared to AmeriGas’ closing share price of $30.87 on March 29, 2019, and an implied deal value of $35.34 per unit, and for UGI was $52.00 to $65.00, as compared to UGI’s closing share price of $55.42 on March 29, 2019.

The AmeriGas and UGI analyst price targets were presented merely for reference purposes only, and were not relied upon for fairness analysis or valuation purposes.

AmeriGas Discounted Distributions Analysis

J.P. Morgan conducted a discounted distribution analysis for the purpose of determining an implied unit price for AmeriGas’ common units. A discounted distribution analysis is a method of evaluating the implied equity value of a company using estimates of the future distributions per limited partner unit generated by the company and taking into consideration the time value of money with respect to those future distributions by calculating their “present value.” “Present value” refers to the current value of future distributions per limited partner unit to unitholders and is obtained by discounting those future distributions per limited partner unit back to the present using a cost of equity that takes into account macro-economic assumptions and estimates of risk. “Terminal value” refers to the capitalized value of all distributions per limited partner unit for periods beyond the final forecast period.

J.P. Morgan calculated the present value of the future distributions to limited partners that AmeriGas is expected to generate during the period from calendar year 2019 through the end of calendar year 2022 using the AmeriGas projections and terminal year provided and approved by UGI management for use in J.P. Morgan’s analysis.

J.P. Morgan also calculated a range of terminal values for AmeriGas at September 30, 2022 by applying a terminal growth rate ranging from 0.00% to 2.00% to the projected final year distribution streams of AmeriGas to derive a range of terminal period distributions. The distribution streams and range of terminal values were then discounted to present values using a cost of equity range of 9.00% to 11.00%, which range was chosen by J.P. Morgan based upon an analysis of the implied cost of equity of AmeriGas. For purposes of its discounted distributions analysis, J.P. Morgan assumed a valuation date of December 31, 2018. The present value of the estimated future distributions and the range of terminal values for AmeriGas to indicate the range of implied equity values set forth in the table below (rounded to the nearest $0.25):

Implied Unit Range
AmeriGas	$33.00 – $49.75

While the discounted distributions analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal values and discount rates. The implied valuation range derived from the discounted distributions analysis is not necessarily indicative of AmeriGas’ present or future value or results. The AmeriGas discounted distributions analysis was presented merely for reference purposes only, and was not relied upon for fairness analysis or valuation purposes.

UGI Sum-of-the-Parts Analysis

J.P. Morgan conducted a sum-of-the-parts analysis of UGI, based on projections as provided and approved by UGI management and information obtained from street estimates as of March 29, 2019 for each of the fiscal years 2019 and 2020, equal to (a) the sum of the separate implied values of four segments, UGI Utilities, AmeriGas, UGI International and Midstream & Marketing (including UGI Enterprises, LLC and UGI Energy Services, LLC) minus (b) the sum of (1) capitalized corporate costs, (2) consolidated net debt assumed to be $4,369 million and (3) non-controlling interest, calculated based on 74.5% of the resulting limited partnership equity value. The information J.P. Morgan calculated included:

•

Multiple of price to earnings per share of UGI Utilities, where the implied firm value of UGI Utilities was calculated by taking the implied equity value (the estimated net income multiplied by selected P/E multiple range) and adding net debt as per latest UGI Utilities filing; and

•

Multiple of firm value to estimated EBITDA for each of AmeriGas, UGI International and Midstream & Marketing. AmeriGas and Midstream & Marketing’s EBITDA were adjusted by implied taxes provided by UGI management.

The sum-of-the-parts analysis indicated the following overall implied share price reference range for UGI:

	Share Price
	2019E	2020E
Low	$43.50	$48.50
High	$54.50	$62.25

The UGI sum-of-the-parts analysis was presented for reference purposes only and was not relied upon for fairness analysis or valuation purposes.

Illustrative Implied Value Creation Analysis

J.P. Morgan conducted an illustrative implied value creation analysis, based on financial forecasts for UGI and AmeriGas, in each case prepared and approved by UGI management and provided to J.P. Morgan by UGI management for use in its analysis and the delivery of its opinion, that compared the implied equity value of UGI Shares derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value. J.P. Morgan determined the pro forma combined company implied equity value by calculating: (i) the sum of (a) the standalone implied equity value of each of UGI and AmeriGas (excluding the percentage of AmeriGas indirectly owned by UGI) using the midpoint value of each entity as determined in J.P. Morgan’s discounted cash flow analysis described above in “—AmeriGas Unlevered (After-tax) Discounted Cash Flow Analysis” and “—UGI Unlevered (After-tax) Deconsolidated Discounted Cash Flow Analysis,” (b) 100% of the estimated discounted present value of the Synergies, discounted to present value using a discount rate range of 7.00% to 8.00%, (c) 100% of the estimated discounted present value of tax basis step-up value, discounted to present value using a discount rate range of 7.00% to 8.00%, less (d) the cash consideration and estimated fees and expenses related to the merger, as provided by UGI management; divided by (ii) the pro forma equity ownership in UGI following the merger. The analysis indicated, on an illustrative basis, that the merger created hypothetical incremental implied value for the UGI Shareholders of 5.1% and an incremental implied value for the AmeriGas Unitholders of 6.1%.

The value creation analysis was a hypothetical, illustrative analysis only and was not a prediction as to future share trading.

Miscellaneous

J.P. Morgan provided advice to the UGI Board in connection with the merger. J.P. Morgan’s financial analyses were one of many factors taken into consideration by the UGI Board in deciding to approve the merger.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of financial analyses and a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of AmeriGas or UGI. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to AmeriGas or UGI, and none of the precedent transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of AmeriGas and UGI. The precedent transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to AmeriGas and UGI and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise UGI with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with UGI, AmeriGas and the industries in which they operate.

Pursuant to the J.P. Morgan engagement letter, J.P. Morgan will receive a fee from UGI of $7.5 million for its financial advisory services rendered in connection with the merger, a portion of which became payable in connection with J.P. Morgan’s delivery of the opinion and a substantial portion of which will be payable only if the merger is consummated. In addition, UGI has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with UGI or AmeriGas. J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of a subsidiary of UGI, for which it receives customary compensation or other financial benefits. J.P. Morgan anticipates that it and its affiliates will arrange and/or provide financing to UGI in connection with the merger for customary compensation. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of UGI and AmeriGas. During the two-year period preceding delivery of J.P. Morgan’s opinion, ending on April 1, 2019, the aggregate fees recognized by J.P. Morgan from UGI were approximately $1,266,000 and from AmeriGas were approximately $1,215,000. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of UGI or AmeriGas for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Position of the UGI Filing Parties as to the Fairness of the Merger

Under the SEC rules governing “going-private” transactions, each of the UGI Filing Parties is an affiliate of AmeriGas that is engaged in the “going-private” transaction with respect to AmeriGas and the merger and, therefore, is required to express its position as to the fairness of the merger to the Unaffiliated AmeriGas Unitholders. The UGI Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The UGI Filing Parties believe that the merger (which is the Rule 13e-3 transaction for which the Schedule 13E-3 was filed with the SEC) is fair to the Unaffiliated AmeriGas Unitholders on the basis of the factors described in “—The UGI Filing Parties’ Reasons for the Merger” and the additional factors described below.

The UGI Filing Parties did not participate in the deliberations of the GP Audit Committee regarding, or receive advice from AmeriGas’ or the GP Audit Committee’s legal or financial advisors as to, the fairness of the merger. The UGI Filing Parties have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the merger to the Unaffiliated AmeriGas Unitholders. Based on the knowledge and analysis by the UGI Filing Parties of available information regarding AmeriGas, as well as discussions with members of the General Partner’s senior management regarding AmeriGas and its business and the factors considered by, and the analysis and resulting conclusions of, the UGI Board and the UGI Filing Parties discussed in “—The UGI Filing Parties’ Reasons for the Merger,” the UGI Filing Parties believe that the merger is substantively and procedurally fair to the Unaffiliated AmeriGas Unitholders. In particular, the UGI Filing Parties believe that the merger is both procedurally and substantively fair to the Unaffiliated AmeriGas Unitholders based on their consideration of the following factors, among others, which are not presented in any relative order of importance:

•

that the merger consideration, valued at approximately $35.325 per AmeriGas common unit based on the closing price of UGI Shares as of April 1, 2019, represents an approximate 13.5% premium to the closing price of AmeriGas common units of $31.13 on April 1, 2019 and a 21.9% premium to the volume-weighted average closing price of AmeriGas common units for the 30 trading days ended April 1, 2019, the last trading day before the announcement of execution of the merger agreement governing the merger;

•

that the merger consideration contains a cash component for all AmeriGas Unitholders who make such an election, which provides a degree of certainty of value and liquidity to the Unaffiliated AmeriGas Unitholders;

•

that consummation of the merger will allow the Unaffiliated AmeriGas Unitholders not to be exposed solely to risks and uncertainties relating to the prospects of AmeriGas following completion of the merger;

•	that the merger consideration resulted from active negotiations between the GP Audit Committee and the UGI Board;

•	that the merger agreement and the transactions contemplated thereby, including the merger, were negotiated and unanimously approved by members of the GP Audit Committee;

•

that the merger is conditioned on approval by the AmeriGas Unitholders representing a majority of outstanding AmeriGas common units entitled to vote at the special meeting (though the approval of a majority of AmeriGas common units held by the Unaffiliated AmeriGas Unitholders is not required to consummate the merger);

•

the requirement that in the event of a failure of the merger to be consummated under certain circumstances, UGI must reimburse AmeriGas up to $5.0 million for its and its affiliates reasonably documented out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby, including the merger;

•

notwithstanding that the opinion of TPH was provided solely for the information and assistance of the GP Audit Committee in connection with its evaluation of the merger and that the UGI Filing Parties are not entitled to, nor did they, rely on such opinion, the fact that the GP Audit Committee received an opinion of TPH, dated as of April 1, 2019, that, as of the date of its opinion, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion as set forth therein, the Merger Consideration (as defined in “—Opinion of the Financial Advisor to the GP Audit Committee”) to be paid to the Unaffiliated AmeriGas Unitholders in the merger pursuant to the merger agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders (as more fully described under “—Opinion of the Financial Advisor to the GP Audit Committee”);

•

the authorization of the GP Audit Committee to (i) review and evaluate any potential conflicts arising in connection with the merger, (ii) review and evaluate the terms and conditions of the merger on behalf of AmeriGas and the Unaffiliated AmeriGas Unitholders, (iii) negotiate the terms and conditions of the merger, (iv) determine whether the merger is fair and reasonable to AmeriGas, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to AmeriGas), and in the best interests of AmeriGas and (v) determine whether or not to approve, and to recommend that the GP Board approve, the merger, with any such approval and related recommendation by the GP Audit Committee constituting “Special Approval” for all purposes under the AmeriGas partnership agreement;

•	a requirement in such authorization that the GP Audit Committee exercise independent business judgment in the fulfillment of its duties; and

•

that the merger and the merger agreement were unanimously approved by the GP Audit Committee and the GP Board and that the GP Audit Committee and the GP Board unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of AmeriGas and the Unaffiliated AmeriGas Unitholders.

The UGI Filing Parties did not find it practicable to assign, nor did they assign, specific relative weights to the individual factors considered in reaching their conclusion as to fairness. The UGI Filing Parties also did not consider the liquidation value of AmeriGas’ assets, and did not perform a liquidation analysis, because they consider AmeriGas to be a viable going concern. Therefore, no appraisal of liquidation value was sought for purposes of valuing the AmeriGas common units, and the UGI Filing Parties believe that the liquidation value of the AmeriGas common units is irrelevant to a determination as to whether the proposed merger is fair to the Unaffiliated AmeriGas Unitholders.

The UGI Filing Parties did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the merger consideration to the Unaffiliated AmeriGas Unitholders because, in the UGI Filing Parties’ view, net book value is neither indicative of AmeriGas’ market value nor its value as a going concern, but rather is an indicator of historical costs.

While the UGI Filing Parties considered the trading history of the AmeriGas common units and noted that at various times, this trading history reflected prices above the $35.325 to be paid for each AmeriGas common unit held by AmeriGas’ Unitholders as part of the merger consideration, the UGI Filing Parties concluded that these factors were not important in determining present value. In the UGI Filing Parties’ judgment, the historical trading prices for the AmeriGas common units are not indicative of the value of the AmeriGas common units as of the date of the proposed merger in light of AmeriGas’ current business operations and future prospects.

As more fully described in “—J.P. Morgan Securities LLC Financial Advisor Materials,” J.P. Morgan provided financial advice to UGI in connection with the merger, and on April 1, 2019, rendered an oral opinion to the UGI Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the aggregate amount of merger consideration payable to the common unitholders of AmeriGas to be paid by UGI in the merger pursuant to the terms of the merger agreement was fair, from a financial point of view, to UGI. While the UGI Filing Parties considered the opinion from J.P. Morgan in making its decision to approve and enter into the merger agreement, the UGI Filing Parties did not consider it in making its determination as to the fairness of the merger consideration to the Unaffiliated AmeriGas Unitholders.

As discussed in “—Background of the Merger,” in January 2019, Company A made an unsolicited offer to acquire AmeriGas. The conceptual framework proposed by Company A indicated that AmeriGas would be acquired through a merger transaction with a wholly owned subsidiary of Company A, and in return, AmeriGas Unitholders (including UGI) would receive common equity interests in Company A. UGI would relinquish control over AmeriGas and would not retain any direct interest in AmeriGas.

The offer from Company A did not contain any indication of valuation of AmeriGas or any specific transaction terms. The UGI Board considered the initial offer from Company A. However, UGI and the other UGI Filing Parties have no intention of exiting the propane distribution business, or of selling the AmeriGas common units (or any of the general partner interest) beneficially owned by them. For that reason, and because the offer from Company A did not contain any indicative valuation or specific transaction terms, the UGI Filing Parties did not consider the offer from Company A when reaching their conclusion as to fairness.

The UGI Filing Parties’ consideration of the factors described above reflects their assessment of the fairness of the merger. The UGI Filing Parties implicitly considered the value of AmeriGas in a sale as a going concern by taking into account AmeriGas’ current and anticipated business, financial conditions, results of operations, prospects and other forward-looking matters. The UGI Filing Parties did not, however, explicitly calculate a stand-alone going concern value of AmeriGas because the UGI Filing Parties believe that going concern value is not an appropriate method of determining the value of the AmeriGas common units for purposes of the merger. In light of the fact that the UGI Filing Parties already have, and will continue to have, control of AmeriGas, and that the UGI Filing Parties continue to desire to retain their AmeriGas common units, the UGI Filing Parties do not believe that it would be appropriate for the AmeriGas common units held by the Unaffiliated AmeriGas Unitholders to be valued on a basis that includes a control premium.

The foregoing discussion of the information and factors considered and weight given by the UGI Filing Parties is not intended to be exhaustive, but includes the material factors considered by the UGI Filing Parties. The UGI Filing Parties’ views as to the fairness of the proposed merger should not be construed as a recommendation to AmeriGas Unitholders to approve the merger agreement. The UGI Filing Parties do not make any recommendation as to how the AmeriGas Unitholders should vote their AmeriGas common units on the merger.

The UGI Filing Parties’ Reasons for the Merger

Under the SEC rules governing “going-private” transactions, each of the UGI Filing Parties is an affiliate of AmeriGas that is engaged in the “going-private” transaction with respect to AmeriGas and the merger and, therefore, is required to express its position as to the fairness of the merger to the Unaffiliated AmeriGas Unitholders. The UGI Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

If the merger is completed, AmeriGas will become an indirect, wholly owned subsidiary of UGI. For the UGI Filing Parties, the purpose of the merger is to effectuate the transactions contemplated by the merger agreement and to bear the rewards and risks of such ownership after the AmeriGas common units cease to be publicly traded. As discussed in more detail in “—Background of the Merger,” the UGI Filing Parties considered a transaction to eliminate the AmeriGas incentive distribution rights in exchange for cash and preferred equity interests in AmeriGas, but ultimately decided to pursue the merger transaction after concluding that it represented the best option to achieve its goals after failing to reach an agreement with the GP Audit Committee on the valuation of the incentive distribution rights held by the General Partner. At that point, the UGI Filing Parties did not consider any further alternatives for achieving these purposes.

The benefits of the merger for UGI include, but are not limited to, the following:

•	the UGI Filing Parties believe the merger will be accretive to UGI in future periods;

•

if AmeriGas successfully executes its business strategy, the value of UGI’s equity investment could increase because of possible increases in future revenues and cash flow, increases in the underlying value of AmeriGas or the payment of distributions to UGI;

•

the UGI Filing Parties believe that AmeriGas can operate more efficiently and effectively as a private entity, including by eliminating the burden of the incentive distribution rights and improving AmeriGas’ cost of capital;

•	the UGI Filing Parties believe the merger will increase UGI’s annual cash flow, which increases its ability to make diversified investments across all business segments to further its growth strategy;

•

the UGI Filing Parties believe that improvements to AmeriGas’ cost structure and strategic direction could be achieved, free of the pressures imposed on a publicly traded partnership as a standalone entity with regard to operating results and quarterly reporting requirements, particularly after the passage of the TCJA and the unfavorable view of the MLP structure in the market thereafter;

•	the UGI Filing Parties already understand the propane distribution industry and believe they can effectively manage AmeriGas as a private company;

•	the UGI Filing Parties considered what they believed were competitive advantages of AmeriGas ceasing to be a public entity;

•

absent the reporting and other substantial burdens placed on public entities, the UGI Filing Parties believe that the management and employees of AmeriGas and the General Partner will be able to better execute on AmeriGas’ future strategic plans due to increased time and narrowed focus;

•	the simplification of the complexity in UGI and AmeriGas’ governance structure; and

•

the UGI Filing Parties expect to realize operational synergies through the streamlining of general and administrative expenses and eliminated costs associated with the AmeriGas common units being publicly traded.

The UGI Filing Parties have undertaken to pursue the merger at this time for the reasons described above.

Although the UGI Filing Parties believe that there will be opportunities associated with their investment in AmeriGas, the UGI Filing Parties realize that there are also substantial risks (including the risks and uncertainties relating to the prospects of AmeriGas) and that such opportunities may never be fully realized. Further, following the merger, there will be no trading market for the equity securities of AmeriGas, making UGI’s investment in AmeriGas illiquid.

The UGI Filing Parties believe that structuring the transaction as a merger is preferable to other transaction structures because (i) it will enable UGI to acquire all of the outstanding AmeriGas common units at the same time and (ii) it represents an opportunity for AmeriGas’ Unitholders (except UGI and its subsidiaries, including the General Partner) to receive a premium for their AmeriGas common units, representing an approximate 13.5% premium to the closing price of AmeriGas common units of $31.13 on April 1, 2019 and a 21.9% premium to the volume-weighted average closing price of AmeriGas common units for the 30 trading days ended April 1, 2019, the last trading day before the announcement of execution of the merger agreement governing the merger.

Further, the UGI Filing Parties believe that structuring the transaction as a merger provides a prompt and orderly transfer of ownership of AmeriGas in a single step, without the necessity of financing separate purchases of the AmeriGas common units in a tender offer and implementing a second-step merger to acquire any AmeriGas common units not tendered into any such tender offer, and without incurring any additional transaction costs associated with such activities.

Primary Benefits and Detriments of the Merger

Benefits and Detriments to Unaffiliated AmeriGas Unitholders

The primary benefits of the merger to Unaffiliated AmeriGas Unitholders, who will not have a continuing direct interest in AmeriGas following the merger, include the following:

•

the receipt by Unaffiliated AmeriGas Unitholders of merger consideration valued at $35.325 per AmeriGas common unit, without interest, based on the closing price of UGI Shares on April 1, 2019 and subject to any applicable withholding tax;

•	the ability of Unaffiliated AmeriGas Unitholders to make an election as to the form of merger consideration to be received, subject to proration;

•	the option for AmeriGas Unitholders who will hold UGI Shares after the completion of the merger to share in the value of UGI, which has a more diversified asset portfolio than AmeriGas; and

•

the avoidance of all downside risk associated with the continued ownership of solely AmeriGas common units, including any possible decrease in the future revenues and free cash flow, growth or value of AmeriGas following the merger.

The primary detriments of the merger to Unaffiliated AmeriGas Unitholders, who will not have a continuing interest in AmeriGas following the merger, include the following:

•	the AmeriGas common unit price has historically traded higher for a significant portion of its trading history;

•

such AmeriGas Unitholders will cease to have a direct interest in AmeriGas and, therefore, will no longer directly benefit from possible increases in the future revenues and free cash flow, growth or value of AmeriGas or payment of distributions on AmeriGas common units, if any; and

•

the receipt of the merger consideration in exchange for AmeriGas common units pursuant to the merger will generally be a taxable transaction to AmeriGas Unitholders. Moreover, because a portion of an AmeriGas Unitholder’s gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code (as defined below) to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by AmeriGas and its subsidiaries, an AmeriGas Unitholder may recognize both ordinary income and a capital loss as a result of the merger.

Benefits and Detriments to AmeriGas and UGI

The primary benefits of the merger to AmeriGas and UGI include the following:

•

if AmeriGas successfully executes its business strategy, the value of UGI’s equity investment could increase because of possible increases in future revenues and cash flow, increases in the underlying value of AmeriGas or the payment of distributions, if any, that would accrue to UGI;

•

AmeriGas will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded partnership, AmeriGas currently faces public unitholder and investment analyst pressure to make decisions that may produce better short-term results, but which may not over the long-term lead to a maximization of their equity value;

•	AmeriGas will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

•

UGI and the General Partner, as the owners of AmeriGas, will become the beneficiaries of the savings associated with the streamlining of general and administrative expenses and the elimination of costs associated with the AmeriGas common units not being publicly traded; and

•	UGI believes that the merger will be accretive to UGI’s earnings per share in the future.

The primary detriments of the merger to AmeriGas and UGI include the following:

•

the merger is being undertaken during a time of reduced volume due to significantly warmer-than-normal winter weather in European markets, as well as the impact of limited weather volatility during the fiscal 2019 heating season on UGI’s capacity management business, and all of the risk of any possible decrease in the revenues and cash flow, growth or value of AmeriGas following the merger will be borne by UGI;

•	the loss of a public market as a reference point for the value of AmeriGas’ assets; and

•	the risk that potential benefits sought in the merger may not be realized.

Interests of Directors and Executive Officers of the General Partner in the Merger

In considering the recommendation of the GP Board that you vote to approve the merger agreement, you should be aware that aside from their interests as AmeriGas Unitholders, the General Partner’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AmeriGas Unitholders generally. The members of the GP Board and GP Audit Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the AmeriGas Unitholders that the merger agreement be approved. See “—Background of the Merger” and “—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger.” AmeriGas Unitholders should take these interests into account in deciding whether to vote “FOR” the approval of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Existing Relationships of the General Partner’s Officers and Directors with UGI

AGI, a wholly owned subsidiary of UGI, as the sole shareholder of the General Partner, is entitled under the bylaws of the General Partner to appoint all of the directors of the General Partner. Accordingly, UGI has appointed to the GP Board and has the ability to remove from the GP Board each of the directors of the General Partner, including, subject to the terms of the merger agreement restricting the removal of GP Audit Committee members during the pendency of the merger agreement, each of the members of the GP Audit Committee.

In addition, certain of the directors and executive officers of the General Partner also serve as directors or executive officers of UGI, as set forth below:

Name	Position at UGI	Position at the General Partner
John L. Walsh	President, Chief Executive Officer and Member of the Board of Directors	Chairman of the Board of Directors

Marvin O. Schlanger	Chairman of the Board of Directors	Presiding Director of the Board of Directors

Frank S. Hermance	Member of the Board of Directors	Member of the Board of Directors

Anne Pol	Member of the Board of Directors	Member of the Board of Directors

Roger Perreault	Executive Vice President, Global LPG of UGI	Member of the Board of Directors

Monica M. Gaudiosi	Vice President and General Counsel, Secretary	Vice President, General Counsel and Secretary

In addition, one or more of the directors who are currently on the GP Board and not on the UGI Board may be asked to join the UGI Board following the merger.

Economic Interests of the General Partner’s Officers and Directors in AmeriGas and UGI

Certain of the directors and executive officers of the General Partner hold UGI Shares or AmeriGas common units, and thus may have economic interests in the merger that are different from AmeriGas Unitholders generally. Set forth below is a summary of the UGI Share and AmeriGas common unit ownership of each of the directors and executive officers of the General Partner, as of April 1, 2019, the most recent practicable date.

	UGI Shares Beneficially Owned (a)	AmeriGas Common Units Beneficially Owned (b)
Craig Dadamo	0	0
Troy E. Fee	21,969	5,498
Brian R. Ford	450	14,552
Hugh J. Gallagher	56,710	15,913
Monica M. Gaudiosi	479,109	0
John R. Hartmann	0	7,985
Frank S. Hermance	269,848	3,683
Ann P. Kelly	16,351	0
William J. Marrazzo	0	17,736
Roger Perreault	122,982	220
Anne Pol	255,151	13,815
Pedro A. Ramos	0	8,689
Anthony D. Rosback	67,967	8,042
Marvin O. Schlanger	350,972	17,736
K. Richard Turner	0	21,337
John L. Walsh	2,354,892	12,000

(a)	Includes options exercisable within 60 days of April 1, 2019.
(b)	Excludes AmeriGas Restricted Units (as defined below in “—Treatment of AmeriGas Equity-Based Awards”).

In addition, certain of the executive officers and directors of the General Partner have been granted stock option, performance unit, restricted stock unit and/or stock unit awards in UGI (“UGI Equity Compensation Awards”). Stock options entitle the holder to purchase UGI Shares at a specified exercise price (typically the fair market value of UGI Shares) on the date of the grant. Upon vesting of performance units and restricted stock units, the award would be settled in UGI Shares or cash equal to the fair market value of the UGI Shares that would otherwise be delivered. Stock unit awards are fully vested awards that entitle the holder to receive UGI Shares upon his or her separation from service with UGI. Certain of the awards (other than stock options) generally include dividend equivalent rights that entitle the holders to receive, with respect to each UGI Share subject to such award that has not previously been settled or forfeited, a payment in cash or UGI Shares equal to the value of each cash dividend per UGI Share made by UGI to its shareholders. As of April 1, 2019, the most recent practicable date, the executive officers and directors of the General Partner hold UGI Equity Compensation Awards as follows:

	UGI Stock Options	UGI Performance Units	UGI Restricted Units	UGI Stock Awards (a)	Accrued UGI Dividend Equivalent Amount (b)
Craig Dadamo	3,140	0	0	0	$0
Troy E. Fee	30,502	0	0	0	$0
Brian R. Ford	0	0	0	0	$0
Hugh J. Gallagher	93,630	0	0	0	$0
Monica M. Gaudiosi	525,680	25,090	0	0	$26,908
John R. Hartmann	0	0	0	0	$0
Frank S. Hermance	88,275	0	0	31,573	$0
Ann P. Kelly	31,667	3,050	0	0	$3,854
William J. Marrazzo	0	0	0	0	$0
Roger Perreault	194,860	24,060	0	0	$25,900
Anne Pol	101,400	0	0	148,245	$0
Pedro A. Ramos	0	0	0	0	$0
Anthony D. Rosback	99,105	0	0	0	$0
Marvin O. Schlanger	113,730	0	0	133,406	$0
K. Richard Turner	0	0	0	0	$0
John L. Walsh	2,394,850	111,450	0	0	$114,756

(a)	Dividends accrued on director awards through December 31, 2018 were converted to UGI stock awards at the end of the calendar year.
(b)	Amount reflects cash dividends accrued on employee awards through December 31, 2018.

Treatment of AmeriGas Equity-Based Awards

Under the merger agreement, each unvested AmeriGas Performance Unit, other than an AmeriGas Performance Unit or portion thereof that was eligible to be earned based on AmeriGas’ total unitholder return over a designated performance period subject to any applicable modifier (each, an “AmeriGas TUR Unit”), outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled performance-based restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Performance Units subject to such award by the number of UGI Shares as comprises the Share Consideration (as defined below in “Proposal 1: The Merger Agreement—The Merger; Effective Time; Closing”) and will be subject to the same performance-based vesting conditions as applied before the merger.

Each unvested award of an AmeriGas TUR Unit outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying (i) the target number of AmeriGas TUR Units subject to such award, times (ii) the number of UGI Shares as comprises the Share Consideration, times (iii) the TUR Performance Multiplier. The “TUR Performance Multiplier” will be equal to the greater of 100% or such percentage as is determined in accordance with the terms of the applicable award agreement governing the applicable AmeriGas TUR Units, but based on a shortened performance period that ends on the last trading day prior to the completion of the merger.

Each unvested award of a restricted AmeriGas common unit issued under an AmeriGas LTIP (each, an “AmeriGas Restricted Unit”) outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Restricted Units subject to such award by the number of UGI Shares as comprises the Share Consideration.

Each outstanding award of a phantom unit relating to an AmeriGas common unit issued under an AmeriGas LTIP (each, an “AmeriGas Phantom Unit” and together with the AmeriGas Performance Units, AmeriGas TUR Units and AmeriGas Restricted Units, the “AmeriGas LTIP Awards”) outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Phantom Units subject to such award by the number of UGI Shares as comprises the Share Consideration.

In each case, the applicable AmeriGas LTIP Awards, as converted, will remain subject to the same terms, conditions and restrictions as applied to the corresponding AmeriGas LTIP Award as of immediately prior to the completion of the merger, except for such terms rendered inoperative by reason of the merger; provided, that the AmeriGas TUR Units, as converted, will vest solely based on the holder’s continued employment or service with UGI and its affiliates through the end of the original performance period as applied to the corresponding AmeriGas TUR Units and will not be subject to performance vesting requirements.

All amounts accrued with respect to distribution equivalent rights relating to an AmeriGas LTIP Award as of the completion of the merger will carry over to the corresponding award under the UGI Corporation 2013 Omnibus Incentive Compensation Plan, as amended (the “UGI Omnibus Incentive Compensation Plan” and all such awards, the “UGI LTIP Awards”) and will be paid or forfeited on the same terms, conditions and restrictions as apply under the agreements governing the AmeriGas LTIP Awards. All AmeriGas LTIP Awards converted into UGI LTIP Awards will include dividend equivalent rights, if any, to the same extent as distribution equivalent rights applied with respect to the corresponding AmeriGas LTIP Award; provided, that after the completion of the merger, such dividend equivalent rights will be based on dividends of UGI.

The following table sets forth the number of AmeriGas Performance Units, AmeriGas Restricted Units and AmeriGas Phantom Units held by each of the executive officers and directors of the General Partner as of April 1, 2019:

	AmeriGas Performance Units (other than AmeriGas TUR Units)	AmeriGas TUR Units	AmeriGas Restricted Units	AmeriGas Phantom Units (a)	Accrued AmeriGas Dividend Equivalent Amount (b)
Craig Dadamo	0	1,890	500	2,390	$475
Troy E. Fee	3,100	5,040	0	8,140	$26,767
Brian R. Ford	0	0	0	12,252	$0
Hugh J. Gallagher	4,700	18,030	0	22,730	$42,903
Monica M. Gaudiosi	0	0	0	0	$0
John R. Hartmann	0	0	0	7,985	$0
Frank S. Hermance	0	0	0	3,683	$0
Ann P. Kelly	0	5,150	0	5,150	$0
William J. Marrazzo	0	0	0	16,737	$0
Roger Perreault	0	11,580	0	11,580	$0
Anne Pol	0	0	0	13,815	$0
Pedro A. Ramos	0	0	0	8,689	$0
Anthony D. Rosback	8,400	13,290	2,856	24,546	$75,364
Marvin O. Schlanger	0	0	0	16,737	$0
K. Richard Turner	0	0	0	14,838	$0
John L. Walsh	0	0	0	0	$0

(a)	Distributions accrued on director awards through December 31, 2018 were converted to AmeriGas Phantom Units at the end of the calendar year.
(b)	Amount reflects cash distributions accrued on employee awards through December 31, 2018.

At the completion of the merger, UGI will assume the obligations of AmeriGas under the AmeriGas LTIPs and such plans will be deemed amended to conform to all of the terms of the UGI Omnibus Incentive Compensation Plan; provided, however, that (i) the number of AmeriGas common units remaining available for grant and delivery pursuant to the AmeriGas LTIPs as of the completion of the merger will be adjusted and converted into a number of UGI Shares to become available for grant and delivery pursuant to the UGI Omnibus Incentive Compensation Plan following the completion of the merger based on the conversion ratio implied by the Share Consideration as determined by the UGI Board (the “Assumed Share Reserve”), (ii) the Assumed Share Reserve will not, when combined with the other UGI Shares issued or to become issued in connection with the merger or the transactions contemplated thereby, exceed 19.99% of the number of UGI Shares outstanding immediately prior to the completion of the merger and (iii) after the completion of the merger, awards from the Assumed Share Reserve will be granted only to individuals who were eligible to receive awards under the AmeriGas LTIPs immediately prior to the completion of the merger (but including any individuals hired after the completion of the merger by the General Partner).

Indemnification and Insurance

The AmeriGas partnership agreement requires AmeriGas, among other things, to indemnify the directors and executive officers of the General Partner against certain liabilities that may arise by reason of their service as directors or officers.

In addition, the merger agreement provides that, for a period of six years from the completion of the merger, UGI and AmeriGas will jointly indemnify, defend and hold harmless each officer or director of the General Partner or AmeriGas or any of their subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with AmeriGas) serving at the request of or on behalf of AmeriGas, the General Partner or any of their subsidiaries and together with such person’s heirs, executors or administrators against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

In addition, pursuant to the terms of the merger agreement, AmeriGas’, the General Partner’s and their subsidiaries’ directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from UGI. Such indemnification and insurance coverage is further described in the section entitled “Proposal 1: The Merger Agreement—Indemnification and Insurance.”

Quantification of Payments and Benefits to AmeriGas’ Named Executive Officers That Are Based on or Otherwise Relate to the Merger

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger and that may be paid or become payable to AmeriGas’ named executive officers, which is referred to as the “golden parachute” compensation. The amounts presented below are limited to amounts relating to the AmeriGas TUR Units and do not include any amounts relating to other AmeriGas LTIP Awards, as amounts that may become payable in respect of such other AmeriGas LTIP Awards are not based on or otherwise related to the merger. With respect to AmeriGas TUR Units, the number of cash-settled restricted stock units relating to UGI Shares that will be received by the AmeriGas named executive officers will be based on the greater of (a) the target level (i.e., 100%) of the award and (b) such percentage as is determined in accordance with the terms of the applicable award agreement governing the applicable AmeriGas TUR Units, but based on a shortened performance period that ends on the last trading day prior to the completion of the merger.

The amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer of AmeriGas may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, AmeriGas has assumed the following:

•

the relevant price per AmeriGas common unit is $35.20, which is the average closing market price per AmeriGas common unit as quoted on the NYSE over the first five business days following the first public announcement of the merger on April 2, 2019;

•

the relevant price per UGI Share is $        , which is the average closing market price per UGI share as quoted on the NYSE over the last ten business days prior to                    , 2019, the last practicable date prior to the date of this proxy statement/prospectus;

•	the merger will close on , 2019, the last practicable date prior to the date of this proxy statement/prospectus;

•	the number of cash-settled restricted stock units relating to UGI Shares that will be received by the AmeriGas named executive officers will be based on the target level (i.e., 100%) of the award;

•

the named executive officers will remain employed or in service with UGI and will satisfy the time-based vesting requirements that will remain associated with the cash-settled restricted stock units relating to UGI Shares that will be received by the AmeriGas named executive officers in respect of their AmeriGas TUR Units. Only a prorated portion of the award will be paid in the event of the named executive officer’s termination of employment before the normal vesting date due to death, disability or retirement.

Name	Equity ($) (a)	Total ($)
H. J. Gallagher
M. M. Gaudiosi
T. J. Jastrzebski
A. D. Rosback
J. L. Walsh

(a)	Amount shown represents the value of AmeriGas TUR Units, assuming the awards are converted to UGI Shares based on the target level of the award.

Interests of UGI in the Merger

UGI indirectly owns the General Partner, and controls AmeriGas through its ownership of the General Partner. The General Partner owns the general partner interest in AmeriGas, including the incentive distribution rights, as well as approximately 25.6% of the outstanding AmeriGas common units. UGI has different economic interests in the merger than AmeriGas Unitholders generally due to, among other things, UGI’s indirect ownership of the general partner interest in AmeriGas, including the incentive distribution rights, prior to the merger and the fact that UGI is the ultimate acquiring entity in the merger. Under the terms of the Support Agreement, the General Partner has agreed to vote all of the AmeriGas common units owned beneficially or of record by it in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger and the approval of any actions necessary or desirable in furtherance thereof. UGI and its affiliates are required to enter into the Support Agreement by execution of a joinder thereto if at any time prior to the vote of the AmeriGas common units in respect of the merger agreement UGI or its affiliates acquire beneficial or direct ownership of any AmeriGas common units.

No Dissenters’ Rights or Appraisal Rights

Neither appraisal rights nor dissenters’ rights are available in connection with the merger under the DRULPA, the merger agreement or the AmeriGas partnership agreement.

Provisions for Unaffiliated AmeriGas Unitholders

No provision has been made to grant Unaffiliated AmeriGas Unitholders access to the files of AmeriGas, the General Partner, Holdings or Merger Sub or to obtain counsel or appraisal services at the expense of the foregoing parties.

No UGI Shareholder Approval Required

UGI Shareholders are not required to approve the merger agreement or approve the merger or the issuance of UGI Shares in connection with the merger.

Accounting Treatment of the Merger

The merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation – Overall-Changes in a Parent’s Ownership Interest in a

Subsidiary. UGI controls AmeriGas through its indirect ownership of the General Partner, and UGI’s financial statements include the consolidation of AmeriGas. Because UGI controls AmeriGas before and after the merger, the changes in UGI’s ownership interest in AmeriGas resulting from the merger will be accounted for as an equity transaction and no gain or loss will be recognized in UGI’s consolidated income statement resulting from the merger. In addition, the carrying amounts of AmeriGas’ assets and liabilities will not be adjusted. Finally, the tax effects of the merger will be reported as adjustments to deferred income taxes and UGI stockholders’ equity consistent with ASC 740, Income Taxes.

Financing of the Merger

Under the terms of the merger agreement, the merger is not subject to any financing condition. However, to finance the cash portion of the merger consideration, UGI intends to enter into a revolving credit and term loan agreement, which will provide for an unsecured term loan facility (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facility”) in a minimum aggregate amount of $500 million.

It is expected that the Term Loan Facility and the lenders’ commitment to provide loans under the Revolving Credit Facility will terminate between the third and the fifth anniversary of the commitment effective date of the Credit Facility.

UGI will be required to comply with various customary covenants set forth in the Credit Facility, including, (i) maintaining a net leverage ratio of                         ; (ii) maintaining an interest coverage ratio of                      ; (iii) restrictions on the ability to incur debt, create or suffer liens, engage in certain fundamental transactions, sell assets and pay dividends; and (iv) an obligation to provide the administrative agent for the lenders (the “Administrative Agent”) with certain financial and other information.

The Credit Facility will contain customary representations, mandatory prepayment events and events of default, including, defaults triggered by the failure to make payments of principal when due, the failure to make payments of interest, fees or other amounts when due (subject to a five business day grace period), breaches of covenants and representations (subject to a 30 day grace period in the case of certain affirmative covenants), cross-default in respect of indebtedness and swap obligations of UGI or any UGI subsidiary in excess of                      (subject to any applicable grace periods), bankruptcy events, certain ERISA events, undischarged judgments in excess of                     , and change of control.

Funding under the Credit Facility will be subject to the satisfaction of the following conditions, among other things:

•	the execution and delivery of definitive financing documentation with respect to the Credit Facility;

•	the payment of all applicable fees and expenses;

•	the delivery of certain audited and unaudited financial statements for UGI and certain specified subsidiaries;

•	the delivery of customary closing deliverables, including legal opinions and certificates (including a solvency certificate);

•	the completion of business and legal due diligence by the Administrative Agent and its counsel;

•

the receipt by the Administrative Agent of documentation and other information required under applicable “know your customer,” anti-money laundering rules and regulations (including the Patriot Act) and the beneficial ownership rules and regulations;

•	the receipt of evidence by the Administrative Agent that the merger has been consummated pursuant to the terms of the Merger Agreement; and

•	no “Partnership Material Adverse Effect” (as defined in the merger agreement) has occurred.

Each of AmeriGas and the General Partner have agreed to, and to cause each of their respective subsidiaries to, provide all customary cooperation as reasonably requested by UGI to assist UGI in the arrangement of any financing, including the Credit Facility, or any repayment, restructuring or refinancing of debt contemplated in connection with the merger and the other transactions contemplated by the merger agreement. See “Proposal 1: The Merger Agreement—Financing Covenant.”

Fees and Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the party incurring such fees and expenses (other than (i) fees and expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and the Schedule 13E-3, including the filing fee payable to the SEC in connection with the registration statement to which this proxy statement/prospectus relates, all of which will be borne one-half by each of UGI and AmeriGas and (ii) the costs and fees of the Exchange Agent, and all expenses associated with the exchange process, which will be borne by UGI).

In addition, following a termination of the merger agreement in specified circumstances, including if the AmeriGas Unitholder Approval is not obtained (other than if UGI failed to vote, and cause the General Partner and its affiliates to vote, the AmeriGas common units it or they own beneficially or of record in favor of the merger agreement), AmeriGas will be required to pay all of the reasonably documented out-of-pocket expenses incurred by UGI and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $5.0 million. Following payment of the termination fee, AmeriGas will not be obligated to pay any additional expenses incurred by UGI or its affiliates.

Total fees and expenses incurred or to be incurred by UGI and AmeriGas in connection with the merger are estimated at this time as follows:

Amount to be Paid
Financial advisory fee and expenses	$
Legal, accounting and other professional fees	$
Proxy solicitation, printing and mailing costs and filing fees	$
Transfer agent and exchange agent fees and expenses	$
Total	$

Litigation Related to the Merger

On June 5, 2019, a purported unitholder class action lawsuit captioned Scarantino, et al., v. AmeriGas Partners, L.P., et al., Case No. 1:19CV01045, was filed in the United States District Court for the District of Delaware against AmeriGas, the members of the GP Board, UGI, Holdings, Merger Sub and the General Partner.

The Plaintiffs in the Scarantino Lawsuit allege purported claims challenging the merger and this joint proxy statement/prospectus filed in connection with the merger. According to Plaintiffs, this joint proxy statement/prospectus is allegedly misleading because, among other things, it fails to disclose certain information concerning, in general, (a) the background and process that led to the execution of the merger agreement and (b) the timing and nature of all communications regarding the future employment and directorship of the General Partner’s officers and directors. Based on these allegations, and in general, Plaintiffs allege that (i) AmeriGas and the members of the GP Board have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and (ii) the members of the GP Board, UGI, Holdings, Merger Sub and the General Partner have violated Section 20(a) of the Exchange Act.

Based on these allegations, Plaintiffs seek, among other things, certification of the proposed class, consisting of all AmeriGas Unitholders other than UGI, the General Partner, and their respective affiliates, and to enjoin Defendants from proceeding with or consummating the merger. To the extent that the merger is consummated before injunctive relief is granted, Plaintiffs seek to have the merger rescinded. Plaintiffs also seek damages and attorneys’ fees.

Defendants’ dates to answer, move to dismiss, or otherwise respond to the Scarantino Lawsuit have not yet been set. Defendants cannot predict the outcome of this or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Defendants predict the amount of time and expense that will be required to resolve such litigation. Defendants believe the Scarantino Lawsuit is without merit and intend to defend vigorously against the Scarantino Lawsuit and any other actions challenging the merger.

Directors and Executive Officers of UGI After the Merger

UGI expects that the directors and executive officers of UGI immediately prior to the merger will continue in their existing director and management roles of UGI, as applicable, after the merger.

Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units

UGI Shares are currently listed on the NYSE under the ticker symbol “UGI.” It is a condition to closing that the UGI Shares to be issued in the merger to AmeriGas Unitholders making the Share Election or Mixed Election, subject to any proration, be approved for listing on the NYSE, subject to official notice of issuance.

AmeriGas common units are currently listed on the NYSE under the ticker symbol “APU.” If the merger is completed, AmeriGas common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Ownership of UGI After the Merger

UGI will issue approximately 34,621,206 UGI Shares to former AmeriGas Unitholders pursuant to the merger agreement. Based on this issuance and the number of UGI Shares outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, UGI expects to have approximately 209,132,738 UGI Shares outstanding. AmeriGas Unitholders are therefore expected to hold approximately 16.6% of the aggregate number of UGI Shares outstanding immediately after the merger.

Restrictions on Sales of UGI Shares Received in the Merger

UGI Shares issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for UGI Shares issued to any AmeriGas Unitholder who may be deemed to be an “affiliate” of UGI after the completion of the merger. This proxy statement/prospectus does not cover resales of UGI Shares received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Standby Equity Commitment Agreement

On November 7, 2017, UGI entered into the SECA with AmeriGas and the General Partner. Under the terms of the SECA, upon the request of AmeriGas from time to time, in each instance only with prior approval by the GP Audit Committee, which will be made in its sole and absolute discretion, UGI has committed to make up to $225 million of capital contributions to AmeriGas through July 1, 2019 (the “Commitment Period”). As of                     , 2019, AmeriGas has not requested, and UGI has not made, any capital contributions under the SECA. The merger agreement does not restrict AmeriGas’ ability to make a capital call under the SECA. Under the terms of the SECA, the last date on which AmeriGas may request a capital contribution, without the consent of UGI, is May 17, 2019. Any proceeds from a capital contribution under the SECA must be used for general partnership purposes.

As consideration for any capital contributions made pursuant to the SECA, AmeriGas will issue to UGI, or a wholly owned subsidiary of UGI, new Class B Units. The Class B Units will be issued at a price per unit equal to the 20-day volume-weighted average price of AmeriGas common units prior to the date of AmeriGas’ related capital call (the “Purchase Price”). The Class B Units will be entitled to cumulative quarterly distributions at a rate equal to the annualized AmeriGas common unit yield at the time of the applicable capital call, plus 130 basis points. AmeriGas may choose to make the distributions in cash or in the form of additional Class B Units. While outstanding, the Class B Units will not be subject to any incentive distributions from AmeriGas.

At any time after five years from the initial issuance of the Class B Units, holders may elect to convert all or any portion of the Class B Units they own into AmeriGas common units on a one-for-one basis, but not more than once per quarter, and at any time after six years from the initial issuance of the Class B Units, AmeriGas may from time to time, but no more than once per fiscal quarter, elect to convert all or any portion of the Class B Units into AmeriGas common units if (i) on any trading day on the national securities exchange upon which such AmeriGas common units are listed, the closing trading price of the AmeriGas common units is greater than 110% of the applicable Purchase Price for such Class B Units and (ii) the AmeriGas common units are listed or admitted for trading on a national securities exchange. Upon certain events involving a change of control, which does not include the merger, and immediately prior to a liquidation or winding up of AmeriGas, the Class B Units will automatically convert into AmeriGas common units on a one-for-one basis.

QUESTIONS AND ANSWERS

Set forth below are questions that you, as an AmeriGas Unitholder, may have regarding the merger proposal, the adjournment proposal, the advisory compensation proposal and the special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Q: Why am I receiving this proxy statement/prospectus?

A: UGI, AmeriGas and certain of their affiliates have agreed to a merger, pursuant to which Merger Sub, an indirect, wholly owned subsidiary of UGI, will merge with and into AmeriGas. AmeriGas will continue its existence as the surviving entity and an indirect, wholly owned subsidiary of UGI, but the AmeriGas common units will no longer be publicly traded. In order to complete the merger, the AmeriGas Unitholder Approval must be obtained. AmeriGas is holding a special meeting of its common unitholders to obtain the AmeriGas Unitholder Approval.

In connection with the merger, UGI will issue UGI Shares as part of the consideration to be paid to certain AmeriGas Unitholders who make the Share Election or Mixed Election, subject to any proration. This document is being delivered to you as both a proxy statement of AmeriGas and a prospectus of UGI in connection with the merger. It is the proxy statement through which the GP Board is soliciting proxies from you to vote on the approval of the merger agreement and the transactions contemplated thereby, including the merger, at the AmeriGas special meeting or at any adjournment or postponement thereof. It is also the prospectus by which UGI will issue UGI Shares to you, if applicable, in connection with the merger.

Q: What will happen in the merger?

A: Pursuant to the merger agreement, at the completion of the merger, Merger Sub will merge with and into AmeriGas. AmeriGas will be the surviving entity in the merger and will become an indirect, wholly owned subsidiary of UGI, but the AmeriGas common units will no longer be publicly traded.

Q: What will I receive in the merger?

A: If the merger is completed, each AmeriGas common unit issued and outstanding as of immediately prior to the completion of the merger (other than AmeriGas common units held by UGI or its subsidiaries, including the General Partner) will be automatically converted into the right to receive, at the election of each AmeriGas Unitholder, but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration:

(i)	0.6378 UGI Shares;

(ii)	(A) $7.63 in cash, without interest, and (B) 0.500 UGI Shares; or

(iii)	$35.325 in cash, without interest.

At the time of mailing of this proxy statement/prospectus, each AmeriGas Unitholder of record is also being sent an election form, which each such AmeriGas Unitholder will be asked to complete and return according to the instructions included with the form. See “Proposal 1: The Merger Agreement—Election Procedures.” Under the merger agreement, AmeriGas Unitholders have the right to make an election to receive the Share Election, the Mixed Election or the Cash Election by 5:00 p.m., local time (in the city in which the principal office of the

Exchange Agent is located), on the election deadline, which deadline shall be at least one business day prior to the anticipated completion of the merger. UGI and AmeriGas currently anticipate that the election deadline will be 5:00 p.m. Eastern time on                 , 2019.

Based on the closing price of AmeriGas common units on the NYSE on April 1, 2019, the last trading day prior to the public announcement of the merger, the merger consideration represented approximately $35.325 in value for each AmeriGas common unit. The market price of UGI Shares will fluctuate prior to the merger, and the market price of UGI Shares when received by AmeriGas Unitholders, if applicable, after the merger is completed could be greater or less than the current market price of UGI Shares. See “Risk Factors.”

Q: Will I receive the form of merger consideration that I elect?

A: Even if you make a valid election, you may not receive the exact form of merger consideration that you elect. If you make no valid election with respect to your AmeriGas common units, you will receive such merger consideration as is determined in accordance with the proration provisions of the merger agreement.

The merger consideration is subject to a proration designed to ensure that the total number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. The ability to receive the merger consideration of your choice will depend on the elections of other AmeriGas Unitholders. You may not receive the form of merger consideration that you elect in the merger for each of your AmeriGas common units, and you may instead receive a pro rata amount of cash, UGI Shares or both. The greater the oversubscription to the Share Election, if any, the fewer UGI Shares and more cash an AmeriGas Unitholder making the Share Election will receive on an aggregate basis. Reciprocally, the greater the oversubscription to the Cash Election, if any, the less cash and more UGI Shares an AmeriGas Unitholder making the Cash Election will receive on an aggregate basis. The proration of the merger consideration payable to AmeriGas Unitholders in the merger will not be known until the Exchange Agent tallies the results of the elections made by AmeriGas Unitholders, which will not occur until near or after completion of the merger. See “Proposal 1: The Merger Agreement—Proration Procedures.”

Q: What will happen to the AmeriGas common units owned by UGI (or any of its subsidiaries), AmeriGas or the General Partner, and to the General Partner’s economic general partner interest in AmeriGas?

A: If the merger is completed, any AmeriGas common units owned by each of UGI (or any of its subsidiaries, and for the sake of clarity, excluding the General Partner) and AmeriGas will automatically be cancelled and will cease to exist, with no consideration being paid thereon. The AmeriGas common units owned by the General Partner will be unaffected by the merger and will remain outstanding as partnership interests in AmeriGas. The General Partner’s economic general partner interest in AmeriGas, which includes its incentive distribution rights, will be converted into 10,615,711 AmeriGas common units, which will remain outstanding as partnership interests in AmeriGas, and a non-economic general partner interest in AmeriGas.

Q: When do UGI and AmeriGas expect to complete the merger?

A: UGI and AmeriGas are working to complete the merger as soon as practicable. If AmeriGas Unitholders approve the merger proposal, it is currently expected that the merger will be completed by                 , 2019. Neither UGI nor AmeriGas can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including receiving the AmeriGas Unitholder Approval. See “Proposal 1: The Merger Agreement—Conditions to Completion of the Merger.”

Q: What happens if the merger is not completed?

A: If the merger agreement and the transactions contemplated thereby, including the merger, are not approved by AmeriGas Unitholders holding at least a majority of the outstanding AmeriGas common units, or if the merger is not completed for any other reason, you will not receive any form of consideration for your AmeriGas common units in connection with the merger. Instead, AmeriGas will remain a publicly traded master limited partnership (“MLP”) and the AmeriGas common units will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, including if the AmeriGas Unitholder Approval is not obtained (other than if UGI failed to vote, and cause the General Partner and its affiliates to vote, the AmeriGas common units it or they own beneficially or of record in favor of the merger agreement), AmeriGas will be required to pay all of the reasonably documented out-of-pocket expenses incurred by UGI and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $5.0 million. In addition, if the merger agreement is terminated under specified circumstances, including due to an AmeriGas adverse recommendation change (as defined below in “Proposal 1: The Merger Agreement—GP Audit Committee and GP Board Recommendation and AmeriGas Adverse Recommendation Change”) having occurred, AmeriGas will be required to pay UGI a termination fee of $20.0 million. Following payment of the termination fee, AmeriGas will not be obligated to pay any additional expenses incurred by UGI or its affiliates. See “Proposal 1: The Merger Agreement—Effect of Termination; Termination Fee and Expenses.”

Q: Will I continue to receive future distributions on my AmeriGas common units?

A: Before completion of the merger, AmeriGas will continue to pay its regular quarterly cash distribution on the AmeriGas common units, in an amount not less than $0.95 per AmeriGas common unit for each applicable quarter ended prior to the completion of the merger. The General Partner will (and UGI will, directly or indirectly, cause its representatives on the GP Board to) designate the record date for the quarterly cash distribution related to the quarter immediately prior to the quarter in which the completion of the merger occurs so that such record date precedes the completion of the merger so as to permit the payment of such quarterly distribution to the holders of AmeriGas common units. Subject to the foregoing, it is the intention of UGI and AmeriGas that AmeriGas Unitholders not receive, for any quarter, distributions both in respect of AmeriGas common units and dividends in respect of UGI Shares that they receive in exchange for such AmeriGas common units in the merger. Receipt of the regular quarterly distribution will not reduce the merger consideration you receive. Upon completion of the merger, you will be entitled only to dividends on any UGI Shares you receive as merger consideration and hold through the applicable dividend record date. While UGI provides no assurances as to the level or payment of any future dividends on the UGI Shares, and UGI reserves to itself the sole right to determine the amount of its dividends each quarter, with respect to the quarter ended                 , 2019, UGI will pay a cash dividend of $         per UGI Share on                 , 2019 to holders of record as of the close of business on                 , 2019.

Q: What am I being asked to vote on?

A: AmeriGas Unitholders are being asked to vote on the following proposals:

•	Merger proposal: To approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger;

•

Adjournment proposal: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•	Advisory compensation proposal: To approve, on an advisory (non-binding) basis, certain payments that may be paid to AmeriGas’ named executive officers in connection with the merger.

The approval of the merger proposal by AmeriGas Unitholders holding at least a majority of the outstanding AmeriGas common units is a condition to the obligations of UGI and AmeriGas to complete the merger. The adjournment proposal and the advisory compensation proposal are not conditions to the obligations of UGI or AmeriGas to complete the merger.

Q: Why am I being asked to consider and vote on a proposal, by non-binding advisory vote, concerning compensation that may become payable to AmeriGas’ named executive officers in connection with the merger?

A: The SEC has adopted rules that require AmeriGas to seek a non-binding, advisory vote on the compensation payments that will or may be made to its named executive officers, that are based on or otherwise relate to the merger and that will or may become payable to its named executive officers at the closing of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. See “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger.”

Q: Does the GP Board recommend that AmeriGas Unitholders approve the merger agreement and the transactions contemplated thereby, including the merger?

A: Yes. The GP Board and the GP Audit Committee have approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders. The GP Audit Committee also recommended that the AmeriGas Unitholders approve the merger agreement and recommended that the GP Board recommend that the AmeriGas Unitholders approve the merger agreement. Therefore, the GP Board, based on a number of factors, including the recommendation of the GP Audit Committee with respect to the merger proposal, recommends that you vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, “FOR” the approval of the advisory compensation proposal and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting and “FOR” the advisory compensation proposal. See “Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger.” In considering the recommendation of the GP Board with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of AmeriGas are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as an AmeriGas Unitholder. You should consider these interests in voting on the merger proposal. These different interests are described under “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger.”

Q: What AmeriGas Unitholder vote is required for the approval of each proposal?

A: The following are the vote requirements for the AmeriGas proposals:

•

Merger proposal. The merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding AmeriGas common units. Accordingly, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to vote will have the same effect as votes “AGAINST” the merger proposal.

•

Adjournment proposal. If a quorum is present at the special meeting, the affirmative vote of the holders of at least a majority of the outstanding AmeriGas common units will be required to approve the adjournment proposal. If a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding AmeriGas common units represented thereat, either in person or by proxy, will be required to approve the adjournment proposal. Accordingly, if a quorum is present, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to vote will have the same effect as votes “AGAINST” the adjournment proposal. If a quorum is not present, abstentions will have the same effect as votes “AGAINST” the adjournment proposal, but an AmeriGas Unitholder’s failure to vote or a broker non-vote will have no effect on the approval of the adjournment proposal.

•	Advisory Compensation Proposal: The advisory compensation proposal requires the affirmative vote of the holders of at least a majority of the outstanding AmeriGas common units. Accordingly, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to vote will have the same effect as votes “AGAINST” the advisory compensation proposal.

Pursuant to the Support Agreement, the General Partner, which owns the general partner interest in AmeriGas, including the incentive distribution rights, has agreed to vote all of the AmeriGas common units owned beneficially or of record by it “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof, which includes the advisory compensation proposal and, if necessary, the adjournment proposal. As of                , 2019, the General Partner held                  AmeriGas common units, representing approximately     % of the AmeriGas common units entitled to vote at the special meeting. In the event that the General Partner or any of its subsidiaries, becomes the holder of record or beneficial owner of additional AmeriGas common units, the General Partner will notify AmeriGas and such additional AmeriGas common units will become subject to the foregoing restrictions in the Support Agreement. Pursuant to the merger agreement, UGI and its affiliates are required to enter into the Support Agreement by execution of a joinder thereto if at any time prior to the vote of the AmeriGas common units in respect of the merger agreement UGI or its affiliates acquire beneficial or direct ownership of any AmeriGas common units. A copy of the Support Agreement is attached as Annex C to this proxy statement/prospectus.

Q: What constitutes a quorum for the special meeting?

A: The holders of at least a majority of the outstanding AmeriGas common units must be represented in person or by proxy at the special meeting in order to constitute a quorum.

Q: When is this proxy statement/prospectus being mailed?

A: This proxy statement/prospectus and the proxy card are first being sent to AmeriGas Unitholders on or about                , 2019.

Q: Who is entitled to vote at the special meeting?

A: Holders of AmeriGas common units outstanding as of the close of business on                , 2019 (the “Record Date”) are entitled to one vote per unit at the special meeting.

As of the Record Date, there were approximately                  AmeriGas common units outstanding, all of which are entitled to vote at the special meeting.

Q: When and where is the special meeting?

A: The special meeting will be held at                , on                , 2019, at                 a.m., local time.

Q: How do I vote my AmeriGas common units at the special meeting?

A: There are four ways you may cast your vote. You may vote:

•

In Person. If you are an AmeriGas Unitholder of record, you may vote in person at the special meeting. AmeriGas common units held by a bank, broker or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your bank, broker or other nominee) giving you the right to vote the units;

•

Via the Internet. You may cause your AmeriGas common units to be voted at the special meeting by submitting your proxy electronically via the Internet by accessing the Internet address provided on each proxy card (if you are an AmeriGas Unitholder of record) or vote instruction card (if your AmeriGas common units are held by a bank, broker or other nominee);

•

By Telephone. You may cause your AmeriGas common units to be voted at the special meeting by submitting your proxy by using the toll-free telephone number listed on the enclosed proxy card (if you are an AmeriGas Unitholder of record) or vote instruction card (if your AmeriGas common units are held by a bank, broker or other nominee); or

•

By Mail. You may cause your AmeriGas common units to be voted at the special meeting by submitting your proxy by filling out, signing and dating the enclosed proxy card (if you are an AmeriGas Unitholder of record) or vote instruction card (if your AmeriGas common units are held by a bank, broker or other nominee) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the special meeting in person, you are encouraged to submit your proxy as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your AmeriGas common units are held by a bank, broker or other nominee, also known as holding units in “street name,” you should receive instructions from the bank, broker or other nominee that you must follow in order to have your AmeriGas common units voted. Please review such instructions to determine whether you will be able to submit your proxy via Internet or by telephone. The deadline for submitting your proxy by telephone or electronically through the Internet is 11:59 p.m., Eastern time, on                , 2019 (the “telephone/internet deadline”). However, if the special meeting is adjourned to solicit additional proxies, the telephone/internet deadline may be extended.

Q: If my AmeriGas common units are held in “street name” by my broker, will my broker automatically vote my AmeriGas common units for me?

A: No. If your AmeriGas common units are held by a bank, broker or other nominee, also known as holding units in “street name,” your bank, broker or other nominee will not be able to cast a vote on any of the proposals without instructions from you. You must instruct the bank, broker or other nominee on how to vote your AmeriGas common units by following the instructions that the bank, broker or other nominee provides to you with these materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone or via the Internet.

If you do not provide voting instructions to your broker, your AmeriGas common units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals at the special meeting, including the merger proposal. Due to this, broker non-votes also cannot be counted for purposes of determining a quorum. A broker non-vote will have the same effect as a vote “AGAINST” the merger proposal and the advisory compensation proposal and, if a quorum is present, “AGAINST” the adjournment proposal. If a quorum is not present, a broker non-vote will have no effect on the approval of the adjournment proposal.

Q: How will my AmeriGas common units be represented at the special meeting?

A: If you submit your proxy by telephone, the Internet website or by signing and returning your proxy card, the officers named in your proxy card will vote your AmeriGas common units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your AmeriGas common units, your proxy will be voted as the GP Board recommends, which is:

•	Merger proposal: “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger;

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•	Advisory compensation proposal: “FOR” the approval of the advisory compensation proposal.

Q: Who may attend the special meeting?

A: AmeriGas Unitholders (or their authorized representatives) and AmeriGas’ invited guests may attend the special meeting. All attendees at the special meeting should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. If you hold AmeriGas common units through a bank, broker or other nominee and wish to vote your AmeriGas common units in person at the special meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Q: Is my vote important?

A: Yes, your vote is very important. If you do not submit a proxy or vote in person at the special meeting, it will be more difficult for AmeriGas to obtain the necessary quorum to hold the special meeting. In addition, an abstention or your failure to submit a proxy or to vote in person will have the same effect as a vote “AGAINST” the approval of the merger agreement and the transactions contemplated thereby, including the merger. If you hold your AmeriGas common units through a bank, broker or other nominee, your bank, broker or other nominee will not be able to cast a vote on such approval without instructions from you. The GP Board, based on a number of factors, including the recommendation of the GP Audit Committee with respect to the merger proposal, recommends that AmeriGas Unitholders vote “FOR” the merger proposal, “FOR” the adjournment proposal and “FOR” the advisory compensation proposal.

Q: Can I revoke my proxy or change my voting instructions?

A: Yes. If you are an AmeriGas Unitholder of record, you may revoke or change your proxy at any time before the telephone/internet deadline or before the polls close at the special meeting by:

•

sending a signed, written notice to AmeriGas Partners, L.P. at 460 North Gulph Road, King of Prussia, Pennsylvania 19406 Attention: Secretary, that bears a date later than the date of the proxy, is received prior to the special meeting and states that you revoke your proxy;

•

submitting a valid proxy by telephone or Internet that bears a date later than the date of the proxy, but no later than the telephone/internet deadline, and is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your AmeriGas common units through a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke your proxy or change your voting instructions.

Q: What happens if I sell my AmeriGas common units after the Record Date but before the special meeting?

A: The Record Date for the special meeting is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your AmeriGas common units after the Record Date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by AmeriGas Unitholders in the merger. In order to receive the merger consideration, you must hold your AmeriGas common units through the completion of the merger.

Q: What does it mean if I receive more than one proxy card or vote instruction card?

A: Your receipt of more than one proxy card or vote instruction card may mean that you have multiple accounts with AmeriGas’ transfer agent or with a bank, brokerage firm or other nominee. If voting by mail, please sign and return all proxy cards or vote instruction cards to ensure that all of your AmeriGas common units are voted. Each proxy card or vote instruction card represents a distinct number of units and it is the only means by which those particular units may be voted by proxy.

Q: What are the expected U.S. federal income tax consequences to an AmeriGas Unitholder as a result of the transactions contemplated by the merger agreement?

A: The receipt of merger consideration in exchange for AmeriGas common units pursuant to the merger will be a taxable transaction to U.S. Holders (as defined below in “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize capital gain or capital loss on the receipt of merger consideration in exchange for AmeriGas common units. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or ordinary loss to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by AmeriGas and its subsidiaries. Passive losses that were not deductible by a U.S. Holder in prior taxable periods because they exceeded the U.S. Holder’s share of AmeriGas’ income may become available to offset a portion of the gain recognized by such U.S. Holder. A U.S. Holder’s tax basis in the UGI shares received in the merger, if any, will equal the fair market value of such shares. See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Q: What are the expected U.S. federal income tax consequences for an AmeriGas Unitholder of the ownership of UGI Shares after the merger is completed?

A: UGI is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. A distribution of cash by UGI to a stockholder who is a U.S. Holder will generally be included in such U.S. Holder’s income as ordinary dividend income to the extent of UGI’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to UGI Shareholders by UGI after the merger may exceed UGI’s current and accumulated earnings and profits. Distributions of cash in excess of UGI’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. Holder’s adjusted tax basis in such U.S. Holder’s UGI Shares and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such UGI Shares. See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of U.S. federal income tax consequences of owning and disposing of UGI Shares received in the merger.

Q: What do I need to do now?

A: Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please submit your proxy or vote your AmeriGas common units in accordance with the instructions described above.

If you hold AmeriGas common units through a bank, broker or other nominee, please instruct your bank, broker or nominee to vote your common units by following the instructions that the bank, broker or nominee provides to you with these materials.

At the time of mailing of this proxy statement/prospectus, each AmeriGas Unitholder of record is also being sent an election form, pursuant to which each AmeriGas Unitholder will be asked to complete and return the election form according to the instructions included with the form. Such election is separate from submitting your proxy for the special meeting. See “Proposal 1: The Merger Agreement—Election Procedures.” Prior to the deadline for submitting such elections, which UGI and AmeriGas currently anticipate will be 5:00 p.m. Eastern time on                 , 2019, you should also submit your election in accordance with the instructions included on the election form.

Q: Should I send in my unit certificates now?

A: No. AmeriGas Unitholders should not send in their unit certificates at this time. You will be asked to surrender your AmeriGas common units in connection with your election of the merger consideration, or, if not so surrendered, pursuant to a letter of transmittal to be sent after completion of the merger. The election form contains, and the letter of transmittal will contain, instructions for surrendering your AmeriGas common units.

Q: Are holders of AmeriGas common units entitled to dissenters’ rights or appraisal rights?

A: No. Neither dissenters’ rights nor appraisal rights are available in connection with the merger under the DRULPA, the merger agreement or the AmeriGas partnership agreement.

Q: Whom should I call with questions?

A: AmeriGas Unitholders who have questions about the merger or the special meeting, or desire additional copies of this proxy statement/prospectus or additional proxy cards or voting instruction forms should contact Innisfree M&A Incorporated (“Innisfree”), AmeriGas’ proxy solicitor, toll-free at (888) 750-5834 (AmeriGas Unitholders) or collect at (212) 750-5833 (banks and brokers).

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval of the merger agreement and the transactions contemplated thereby, including the merger. You should also read and carefully consider the risks associated with each of UGI and AmeriGas and their respective businesses. These risks can be found in UGI’s and AmeriGas’ respective Annual Reports on Form 10-K for the fiscal year ended September 30, 2018, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on UGI’s, AmeriGas’ or the combined company’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of UGI Shares or AmeriGas common units.

Risk Factors Relating to the Merger

Because the Share Election Exchange Ratio and the Mixed Election Exchange Ratio will not be adjusted for UGI Share price fluctuations, AmeriGas Unitholders receiving UGI Shares cannot be sure of the value of the merger consideration they will receive.

The market value of the merger consideration that AmeriGas Unitholders will receive in the merger if they make the Share Election or Mixed Election and are due to receive UGI Shares after the proration will depend on the trading price of UGI Shares at completion of the merger. Each of the Share Election Exchange Ratio and Mixed Election Exchange Ratio that determines the number of UGI Shares that AmeriGas Unitholders may receive, if applicable and as adjusted by any proration, as consideration in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of UGI Shares that AmeriGas Unitholders will receive as the merger consideration based on any decreases or increases in the trading price of UGI Shares. UGI Share price changes may result from a variety of factors (many of which are beyond UGI’s or AmeriGas’ control), including:

•	changes in UGI’s and AmeriGas’ business, operations and prospects;

•	changes in market assessments of UGI’s and AmeriGas’ business, operations and prospects;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of UGI Shares; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which UGI and AmeriGas operate.

Because the merger will be completed after the special meeting, at the time of the special meeting, you will not know the exact market value of the UGI Shares that you will receive upon completion of the merger. If the UGI Share price at completion of the merger is less than the UGI Share price on the date on which the merger agreement was signed, then the market value of the UGI Shares received as merger consideration, if applicable, by AmeriGas Unitholders will be less than contemplated at the time the merger agreement was signed. Neither UGI nor AmeriGas is permitted to terminate the merger agreement solely because of changes in the market price of UGI Shares or AmeriGas common units.

The fairness opinion rendered to the GP Audit Committee by TPH was necessarily based on economic, monetary, market and other conditions as in effect on, and financial forecasts and other information made available to TPH as of the date of its opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The GP Audit Committee has not obtained, and does not expect to obtain, an updated fairness opinion reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to the GP Audit Committee by TPH was provided for the information and assistance of the GP Audit Committee in connection with, and at the time of, its consideration of the merger and the merger agreement. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and financial forecasts and other information made available to TPH as of, the date of its opinion, which may have changed, or may change, after the date such information was prepared or after the date of such opinion. The GP Audit Committee has not obtained an updated opinion from TPH following the date of the merger agreement and does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of UGI or AmeriGas, economic, monetary, market and other conditions and other factors that may be beyond the control of UGI and AmeriGas, and on which the fairness opinion was based, may have altered the value of UGI or AmeriGas or the prices of UGI Shares or AmeriGas common units since the date of such opinion, or may alter such values and prices by the time the merger is completed. TPH’s opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that TPH rendered to the GP Audit Committee, see “Special Factors—Opinion of the Financial Advisor to the GP Audit Committee.”

UGI and AmeriGas may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the merger.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the merger or seek monetary relief from the counterparties. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. UGI and AmeriGas cannot predict the occurrence or outcome of any such lawsuits, or others, nor can they predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation surrounding the merger could delay or prevent its completion. In addition, the costs of defending the litigation, even if resolved in UGI’s or AmeriGas’ favor, could be substantial and such litigation could distract UGI and AmeriGas from pursuing the completion of the merger and other potentially beneficial business opportunities.

AmeriGas Unitholders may not receive the form of merger consideration that they elect.

The merger consideration is subject to a proration designed to ensure that the number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. Accordingly, there is no assurance that AmeriGas Unitholders will receive the form of merger consideration that they elect with respect to all AmeriGas common units they hold. There is a risk that AmeriGas Unitholders will receive a portion of the merger consideration in the form that they do not elect. For more information on the proration procedures, see “Proposal 1: The Merger Agreement—Proration Procedures.”

The market price of UGI Shares is affected by factors different from those affecting the market price of the AmeriGas common units. The price of UGI Shares could decline following the merger.

If the merger is consummated, AmeriGas Unitholders who make the Share Election or Mixed Election will become UGI Shareholders, subject to any applicable proration. The businesses operated by UGI have different risks associated with them than those associated with AmeriGas. Accordingly, the performance of UGI Shares is likely to be different from the performance of the AmeriGas common units in the absence of the merger. UGI Shares are subject to investment risks and may decline in value due to UGI’s business performance or extrinsic factors affecting the industry or financial markets generally.

UGI’s and AmeriGas’ financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “Special Factors—Unaudited Financial Projections of UGI and AmeriGas” (the “Unaudited Financial Projections”) are based on assumptions of, and information available to, UGI and AmeriGas, at the time they were prepared. Neither UGI nor AmeriGas knows whether such assumptions will prove correct. Any or all of such estimates may not necessarily be realized. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond UGI’s and AmeriGas’ control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining UGI’s and AmeriGas’ future results. As a result of these contingencies, actual future results may vary materially from UGI’s and AmeriGas’ estimates. In view of these uncertainties, the inclusion of UGI’s and AmeriGas’ financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved.

The Unaudited Financial Projections were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and UGI and AmeriGas undertake no obligation, other than as required by applicable law, to update their respective financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The Unaudited Financial Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, UGI and AmeriGas individually. Moreover, neither UGI’s or AmeriGas’ independent accountants, Ernst & Young LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Unaudited Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, Ernst & Young LLP assumes no responsibility for, and disclaims any association with, the Unaudited Financial Projections. The reports of Ernst & Young LLP incorporated by reference herein relate exclusively to the historical audited financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See “Special Factors—Unaudited Financial Projections of UGI and AmeriGas” for more information.

Directors and executive officers of the General Partner have certain interests that are different from those of AmeriGas Unitholders generally.

Some of the directors and executive officers of the General Partner are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as an AmeriGas Unitholder. In addition, certain of the directors and executive officers of the General Partner are also directors or executive officers at UGI, and each of the directors of the GP Board is appointed by AGI, as the sole member of the General Partner. These and other different interests are described under “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger.” You should consider these interests in voting on the merger.

The AmeriGas partnership agreement limits the duties of the General Partner to AmeriGas Unitholders and restricts the remedies available to AmeriGas Unitholders for actions taken by the General Partner that might otherwise constitute breaches of its duties.

The General Partner is a wholly owned subsidiary of UGI. In light of potential conflicts of interest between UGI and the General Partner, on the one hand, and AmeriGas and the AmeriGas Unitholders, on the other hand, the GP Board submitted the merger and related matters to the GP Audit Committee for, among other things, review, evaluation, negotiation and possible approval of a majority of its members, which is referred to as

“Special Approval” in the AmeriGas partnership agreement and this proxy statement/prospectus. In addition, the merger is conditioned upon the approval of holders of at least a majority of the outstanding AmeriGas common units. Under the AmeriGas partnership agreement:

•

any resolution or course of action by the General Partner or its affiliates in respect of a conflict of interest is permitted and deemed approved by all limited partners of AmeriGas (i.e., the AmeriGas Unitholders), and will not constitute a breach of the AmeriGas partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action is approved by Special Approval; and

•

the General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such persons as to matters that the General Partner reasonably believes to be within such person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The GP Audit Committee reviewed, negotiated and evaluated the merger agreement, the merger and related matters on behalf of the Unaffiliated AmeriGas Unitholders and AmeriGas. Among other things, the GP Audit Committee unanimously determined in good faith that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, approved the merger agreement and the transactions contemplated thereby, including the merger, and recommended the approval of the merger agreement and the transactions contemplated thereby, including the merger, to the GP Board.

The duties of the General Partner, the GP Board and the GP Audit Committee to AmeriGas Unitholders in connection with the merger are substantially limited by the AmeriGas partnership agreement.

Current AmeriGas Unitholders will have a reduced ownership after the merger and will not exercise significant influence over management.

UGI will issue approximately 34,621,206 UGI Shares to AmeriGas Unitholders in the merger. As a result of these issuances, current UGI Shareholders and AmeriGas Unitholders are expected to hold approximately 83.4% and 16.6%, respectively, of UGI’s outstanding common stock immediately following completion of the merger.

When the merger occurs, the UGI Shares that each AmeriGas Unitholder receives in exchange for AmeriGas common units, if applicable, will represent a percentage ownership of the combined company that is significantly smaller than AmeriGas Unitholders’ collective percentage ownership of AmeriGas. As a result of owning approximately 16.6% of UGI, former AmeriGas Unitholders will not have significant influence on the management and policies of UGI.

UGI Shares to be received by AmeriGas Unitholders as a result of the merger, if applicable, have different rights than AmeriGas common units.

Following completion of the merger, AmeriGas Unitholders will no longer hold AmeriGas common units. AmeriGas Unitholders who make the Share Election or Mixed Election will become UGI Shareholders, subject to any applicable proration. There are important differences between the rights of AmeriGas Unitholders and the rights of UGI Shareholders. See “Comparison of Rights of UGI Shareholders and AmeriGas Unitholders” for a discussion of the different rights associated with UGI Shares and AmeriGas common units.

The number of outstanding UGI Shares will increase as a result of the merger, which could make it more difficult for UGI to pay the current level of quarterly dividends.

As of                 , 2019, there were more than                  million UGI Shares outstanding. UGI expects to issue approximately                  million shares in connection with the merger. Accordingly, the aggregate dollar amount required to pay the current per share quarterly dividend on all UGI Shares will increase, which could increase the likelihood that UGI will not have sufficient funds to pay the current level of quarterly distributions to all UGI Shareholders. Using a $                 per UGI Share dividend (the amount UGI has declared to pay with respect to the                  fiscal quarter of 2019 on                 , 2019 to holders of record as of                 , 2019), the aggregate cash dividend paid to UGI Shareholders totaled approximately $                 million. Using the same $                 per UGI Share dividend, the combined pro forma UGI distribution with respect to the                  fiscal quarter of 2019, had the merger been completed prior to such distribution, would have resulted in total cash dividends of approximately $                 million.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of UGI Shares and AmeriGas common units and the future business and financial results of UGI and AmeriGas.

The completion of the merger is subject to a number of conditions, some of which are beyond the parties’ control. In addition, UGI and AmeriGas can agree not to consummate the merger even if the AmeriGas Unitholders approve the merger proposal and the conditions to completion of the merger are otherwise satisfied.

The completion of the merger is not assured and is subject to risks, including the risk that the closing conditions are not satisfied, including that the AmeriGas Unitholder Approval is not obtained or the occurrence of a material adverse change to the business or results of operations of UGI or AmeriGas. The failure to satisfy conditions to the merger may prevent or delay the merger or otherwise result in the merger not occurring. The failure of the completion of the merger, or any significant delays in completing the merger, could cause the combined company not to realize, or delay the realization of, some or all of the benefits that the combined company expects to achieve from the merger, including those relating to the trading prices of UGI Shares and the respective future business and financial results of UGI and AmeriGas, which could be negatively affected, and each of which are subject to risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

•

negative reactions from the financial markets, including declines in the price of UGI Shares or AmeriGas common units due to the fact that current prices may reflect a market assumption that the merger will be completed;

•

having to pay certain significant costs relating to the merger, including, in certain circumstances, the reimbursement by AmeriGas of up to $5.0 million of UGI’s expenses and a termination fee of $20.0 million, as described in “Proposal 1: The Merger Agreement—Effect of Termination; Termination Fee and Expenses”; and

•	the attention of management of UGI and AmeriGas will have been diverted to the merger rather than other strategic opportunities that could have been beneficial to such company.

AmeriGas is subject to provisions in the merger agreement that limit its ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of AmeriGas from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require AmeriGas to reimburse up to $5.0 million of UGI’s out-of-pocket expenses and/or pay a termination fee to UGI of $20.0 million.

Under the merger agreement, AmeriGas is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “Proposal 1: The Merger Agreement—No Solicitation by AmeriGas of Alternative Proposals,”), AmeriGas is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or taking any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to a proposal or offer for a competing acquisition proposal with any person. In addition, AmeriGas may not grant any waiver or release of any standstill or similar agreement with respect to any AmeriGas common units or of any of its subsidiaries. Under the merger agreement, in the event of a potential change by the GP Board of its recommendation with respect to the merger in light of a superior proposal, AmeriGas must provide UGI with five days’ notice to allow UGI to propose adjustments to the terms and conditions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of AmeriGas from considering or proposing an acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of AmeriGas proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

If the merger agreement is terminated under specified circumstances, including due to an AmeriGas adverse recommendation change having occurred or the AmeriGas Unitholder Approval not being obtained at the special meeting when an AmeriGas adverse recommendation change has occurred, AmeriGas will be required to pay UGI a termination fee of $20.0 million. If the merger agreement is terminated under specified circumstances, including if the AmeriGas Unitholder Approval is not obtained (other than if UGI failed to vote, and cause the General Partner and its affiliates to vote, the AmeriGas common units it or they own beneficially or of record in favor of the merger agreement) or if AmeriGas breaches certain of its obligations under the merger agreement, then AmeriGas will be required to pay all of the reasonably documented out-of-pocket expenses incurred by UGI and its affiliates in connection with the merger agreement and the transactions contemplated thereby, including the merger, up to a maximum amount of $5.0 million. Following payment of the termination fee or the reimbursement of expenses, as applicable, AmeriGas will not be obligated to pay any additional expenses incurred by UGI or its affiliates. See “Proposal 1: The Merger Agreement—Effect of Termination; Termination Fee and Expenses.” If the termination fee or the reimbursement of expenses is payable, the payment of such fee or expenses could have material and adverse consequences to the financial condition and operations of AmeriGas. For a discussion of the restrictions on soliciting or entering into an alternative transaction and the ability of the GP Board to change its recommendation, see “Proposal 1: The Merger Agreement—No Solicitation by AmeriGas of Alternative Proposals” and “—GP Audit Committee and GP Board Recommendation and AmeriGas Adverse Recommendation Change.”

If a governmental authority asserts objections to the merger, UGI and AmeriGas may be unable to complete the merger or, in order to do so, UGI and AmeriGas may be required to comply with material restrictions or satisfy material conditions.

The closing of the merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger contemplated by the merger agreement. If a U.S. or foreign governmental authority asserts objections to the merger, UGI or AmeriGas may be required to take certain actions or accept other remedies in order to complete the merger. There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the merger. If UGI or AmeriGas takes such actions, it could be detrimental to it or to the combined company following the completion of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined company following the completion of the merger. See “Proposal 1: The Merger Agreement—Conditions to Completion of the Merger” and “—Agreement to Take Further Action and to Use Reasonable Best Efforts.”

Additionally, state attorneys general or other state or local regulators could seek to block, rescind or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin or rescind the merger, before or after it is completed. UGI may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

UGI and AmeriGas are subject to contractual interim operating restrictions while the merger is pending, which could adversely affect each party’s business and operations.

Under the terms of the merger agreement, each of UGI and AmeriGas is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s business and operations prior to the completion of the merger. For a discussion of these restrictions, see “Proposal 1: The Merger Agreement—Conduct of Business Prior to Closing.”

UGI and AmeriGas will incur substantial transaction-related costs in connection with the merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs.

UGI and AmeriGas expect to incur a number of non-recurring transaction-related costs associated with completing the merger. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Thus, any net benefit of the merger may not be achieved in the near term, the long term or at all.

If the merger is approved by AmeriGas Unitholders, the date on which AmeriGas Unitholders will receive the merger consideration is uncertain.

As described in this proxy statement/prospectus, completing the merger is subject to several conditions, not all of which are controllable or waivable by UGI or AmeriGas. Accordingly, if the merger is approved by AmeriGas Unitholders, the date on which AmeriGas Unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

Risks Related to AmeriGas’ Business

You should read and consider the risk factors specific to AmeriGas’ business that will also affect the combined company after completion of the merger. These risks are described in AmeriGas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to UGI’s Business

You should read and consider the risk factors specific to UGI’s business that will also affect the combined company after completion of the merger. These risks are described in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Tax Risks Related to the Merger and Owning UGI Shares Received in the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected U.S. federal income tax consequences of the merger and of owning and disposing of UGI Shares received in the merger.

The merger will be a taxable transaction, and the resulting tax liability of an AmeriGas Unitholder will depend on the unitholder’s particular situation. The tax liability of an AmeriGas Unitholder resulting from the merger could be more than expected and could be more than the cash received pursuant to the merger.

Regardless of whether a U.S. Holder (as defined below in “Material U.S. Federal Income Tax Consequences of the Merger”) receives merger consideration consisting of cash, UGI Shares or a combination thereof, the merger will be a taxable transaction for U.S. federal income tax purposes. In general, the merger will be treated as a taxable sale of a U.S. Holder’s AmeriGas common units in exchange for the merger consideration, and each U.S. Holder will recognize gain or loss equal to the difference between the U.S. Holder’s amount realized and his/her adjusted tax basis in his/her AmeriGas common units. The amount of gain or loss recognized by the U.S. Holder pursuant to the merger will vary depending on his/her particular situation, including the value of the UGI Shares he/she receives in the merger, if any, the adjusted tax basis of the AmeriGas common units he/she exchanges in the merger and the amount of any suspended passive losses that may be available to him. A U.S. Holder’s tax liability resulting from the merger may be greater than the amount of cash he/she receives, if any, pursuant to the merger.

Because the value of any UGI Shares received in the merger will not be known until the effective time of the merger, an AmeriGas Unitholder will not be able to determine his/her amount realized, and therefore his/her taxable gain or loss, until such time. In addition, because prior distributions in excess of an AmeriGas Unitholder’s allocable share of AmeriGas’ net taxable income decrease the unitholder’s tax basis in his/her common units, the amount, if any, of the prior excess distributions with respect to such common units will, in effect, become taxable income to the unitholder if the aggregate value of the consideration received in the merger is greater than the unitholder’s adjusted tax basis in his/her common units, even if the aggregate value of the consideration received in the merger is less than the unitholder’s original cost basis in his/her common units. Furthermore, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or ordinary loss to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by AmeriGas and its subsidiaries.

The U.S. federal income tax treatment of owning and disposing of UGI Shares received in the merger will be different than the U.S. federal income tax treatment of owning and disposing of AmeriGas common units.

AmeriGas is classified as a partnership for U.S. federal income tax purposes and, generally, is not subject to entity-level U.S. federal income taxes. Instead, each AmeriGas Unitholder is required to take into account his/her respective share of the items of income, gain, loss and deduction of AmeriGas in computing his/her U.S. federal income tax liability, even if no cash distributions are made by AmeriGas to such unitholder. A pro rata distribution of cash by AmeriGas to a U.S. Holder is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the unitholder’s adjusted tax basis in his/her AmeriGas common units.

In contrast, UGI is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. A distribution of cash by UGI to a UGI Shareholder who is a U.S. Holder will generally be included in such U.S. Holder’s income as ordinary dividend income to the extent of UGI’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to UGI Shareholders by UGI after the merger may exceed UGI’s current and accumulated earnings and profits. Distributions of cash in excess of UGI’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. Holder’s adjusted tax basis in such U.S. Holder’s UGI Shares and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such UGI Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Such statements use forward-looking words such as “believe,” “plan,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “forecast,” “expect,” “may,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Forward-looking statements are also found under “Special Factors—Unaudited Financial Projections of UGI and AmeriGas.” In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make dividends or distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of UGI or AmeriGas to control or predict.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. UGI and AmeriGas believe that they have chosen these assumptions or bases in good faith and that they are reasonable. However, UGI and AmeriGas caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risks outlined as risk factors included in the “Risk Factors” section of this proxy statement/prospectus and those incorporated herein by reference and the following important factors that could affect future results and could cause those results to differ materially from those expressed in forward-looking statements:

•	the ability to complete the merger, including the ability to obtain AmeriGas Unitholder Approval and the satisfaction of the other conditions to the completion of the merger;

•	the potential impact of the announcement or completion of the merger on relationships, including those with employees, suppliers, customers, competitors, lenders and credit rating agencies;

•	weather conditions resulting in reduced demand;

•	cost volatility and availability of propane and other LPG, electricity and natural gas and the capacity to transport product to our customers;

•	changes in domestic and foreign laws and regulations, including safety, tax, consumer protection, environmental and accounting matters;

•	the inability to timely recover costs through utility rate proceedings;

•	the impact of pending and future legal proceedings;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers or retain current customers thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	customer, counterparty, supplier or vendor defaults;

•	liability for uninsured claims and for claims in excess of insurance coverage, including those for personal injury and property damage arising from explosions, terrorism, natural disasters and other catastrophic events that may result from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and LPG;

•	transmission or distribution system service interruptions;

•

political, regulatory and economic conditions in the United States, Europe and other foreign countries, including the current conflicts in the Middle East, and foreign currency exchange rate fluctuations, particularly of the euro;

•	capital market conditions, including reduced access to capital markets and interest rate fluctuations;

•	changes in commodity market prices resulting in significantly higher cash collateral requirements;

•	reduced dividends or distributions, as applicable, from subsidiaries impacting the ability to pay dividends;

•	changes in Marcellus Shale gas production;

•	the availability, timing and success of our acquisitions, commercial initiatives and investments to grow our businesses;

•	loss of key personnel;

•	the interruption, disruption, failure or malfunction of our information technology systems, including due to cyber-attack; and

•	continued analysis of recent tax legislation.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Further, any forward-looking statement speaks only as of the date on which it is made, and, UGI and AmeriGas undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events, except as required by the federal securities laws. In view of these uncertainties, UGI and AmeriGas caution that undue reliance should not be placed on any forward-looking statements.

The forward-looking statements contained in this proxy statement/prospectus, including forward-looking statements included in the documents referred to or incorporated by reference in this proxy statement/prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

THE PARTIES

UGI Corporation

UGI is a Pennsylvania corporation with common stock traded on the NYSE under the symbol “UGI.” UGI is a holding company that, through subsidiaries and affiliates, distributes, stores, transports and markets energy products and related services. In the United States, UGI (i) indirectly owns the general partner of AmeriGas and limited partner interests in AmeriGas, a retail propane marketing and distribution business, (ii) owns and operates natural gas and electric distribution utilities and (iii) owns and operates an energy marketing, midstream infrastructure, storage, natural gas gathering, natural gas production, electricity generation and energy services business. Internationally, UGI distributes LPG and markets other energy products and services in Europe.

The address of UGI’s principal executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-1000.

AmeriGas Partners, L.P.

AmeriGas is a Delaware limited partnership with common units traded on the NYSE under the symbol “APU.” AmeriGas is the largest retail propane distributor in the United Sates based on the volume of propane gallons distributed annually. AmeriGas serves over 1.7 million residential, commercial, industrial, agricultural, wholesale and motor fuel customers in all 50 states from approximately 1,900 propane distribution locations. AmeriGas is managed by the General Partner. The General Partner is an indirect, wholly owned subsidiary of UGI.

The address of AmeriGas’ and the General Partner’s executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-7000.

AmeriGas Propane, Inc.

The General Partner is a Pennsylvania corporation and an indirect, wholly owned subsidiary of UGI. Its board of directors and executive officers manage AmeriGas. Its principal business is to manage AmeriGas as its general partner.

The address of the General Partner’s principal executive office is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-7000.

AmeriGas Propane Holdings, Inc.

Holdings is a Delaware corporation and an indirect, wholly owned subsidiary of UGI. Holdings was formed on March 26, 2019 solely for the purpose of consummating the merger and has no operating assets. Holdings has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

The address of Holdings’ principal executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-1000.

AmeriGas Propane Holdings, LLC

Merger Sub is a Delaware limited liability company and an indirect, wholly owned subsidiary of UGI. Merger Sub was formed on March 26, 2019 solely for the purpose of consummating the merger and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

The address of Merger Sub’s principal executive offices is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-1000.

AmeriGas, Inc.

AGI is a Pennsylvania corporation and a wholly owned subsidiary of UGI. AGI is not a party to the merger agreement, but due to AGI’s affiliation with UGI, AGI is a UGI Filing Party in connection with the Schedule 13E-3 filed with the SEC in connection with the merger. AGI is entitled under the bylaws of the General Partner to appoint all of the directors of the General Partner. The principal business of AGI is holding interests in the General Partner and other subsidiaries of UGI.

The address of AGI is 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and the telephone number at such address is (610) 337-1000.

During the past five years, UGI, AmeriGas, AGI, the General Partner, Holdings or Merger Sub, has not, nor has any director or executive officer of UGI, AmeriGas, AGI, the General Partner, Holdings or Merger Sub, as applicable, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The additional information required by Instruction C of Schedule 13E-3 and Item 1003 of Regulation M-A is contained in the Annual Reports on Form 10-K filed by AmeriGas and UGI, respectively, for their respective fiscal years ended September 30, 2018, and the Proxy Statement on Schedule 14A filed by UGI on December 20, 2019, and is incorporated herein by reference. See “Where You Can Find More Information.”

THE SPECIAL MEETING

AmeriGas is providing this proxy statement/prospectus to the AmeriGas Unitholders in connection with the solicitation of proxies to be voted at the special meeting of AmeriGas Unitholders. The special meeting has been called for, among other things, the purpose of holding a vote upon a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, and at any adjournment or postponement thereof. This proxy statement/prospectus constitutes a proxy statement of AmeriGas in connection with the special meeting of AmeriGas Unitholders and a prospectus for UGI in connection with the issuance by UGI of its common stock in connection with the merger. This proxy statement/prospectus is first being mailed to AmeriGas Unitholders on or about                 , 2019, and provides AmeriGas Unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of AmeriGas Unitholders.

Date, Time and Place

The special meeting will be held at                 , located at                 , on                 , 2019, at                  a.m., local time.

Purpose

At the special meeting, AmeriGas Unitholders will be asked to vote solely on the following proposals:

•	Merger proposal: To approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger;

•

Adjournment proposal: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•	Advisory compensation proposal: To approve, on an advisory (non-binding) basis, the payments that may be paid to AmeriGas’ named executive officers in connection with the merger.

Recommendation of the GP Board

The GP Board recommends, based on a number of factors, including the recommendation of the GP Audit Committee with respect to the merger proposal, that AmeriGas Unitholders vote:

•	Merger proposal: “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger;

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•	Advisory compensation proposal: “FOR” the approval of the advisory compensation proposal.

The GP Board approved and agreed to submit the merger agreement and the merger to a vote of AmeriGas Unitholders following the recommendation of the GP Audit Committee. The GP Audit Committee has determined that the merger agreement and the merger are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, approved the merger agreement and the merger, recommended that the GP Board approve the merger agreement and the merger, and resolved to recommend, and recommended that the GP Board recommend, approval of the merger agreement by the AmeriGas Unitholders. Based on a number of factors, including the recommendation of the GP Audit Committee, the GP Board has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, AmeriGas and the Unaffiliated AmeriGas Unitholders, and has approved the merger agreement and the merger. The GP Board has resolved to recommend approval of the merger agreement and the transactions contemplated thereby, including the merger, to the AmeriGas Unitholders. See “Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger.”

In considering the recommendation of the GP Board with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that some or all of the General Partner’s directors and executive officers may have interests that are different from, or in addition to, the interests of AmeriGas Unitholders more generally. See “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger.”

Record Date; Outstanding Units; AmeriGas Common Units Entitled to Vote

The record date for the special meeting is                 , 2019. Only AmeriGas Unitholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the meeting.

As of the close of business on the Record Date, there were                  AmeriGas common units outstanding and entitled to vote at the meeting (including                  AmeriGas common units held by UGI and its affiliates, including the General Partner). Each AmeriGas common unit is entitled to one vote.

A complete list of AmeriGas Unitholders entitled to vote at the special meeting will be available for inspection at AmeriGas’ principal executive offices at 460 North Gulph Road, King of Prussia, Pennsylvania 19406 during regular business hours for a period of no less than 10 days before the special meeting and at the place of the special meeting during the meeting.

Quorum

A quorum of AmeriGas Unitholders represented in person or by proxy at the special meeting is required to vote on the approval of the merger agreement and the advisory compensation proposal at the special meeting, but not to vote on approval of any adjournment of the meeting. The holders of at least a majority of the outstanding AmeriGas common units must be represented in person or by proxy at the meeting in order to constitute a quorum. Abstentions, but not broker non-votes, will be counted as represented at the special meeting in determining whether a quorum is present at the special meeting.

Required Vote

To approve the merger agreement and the transactions contemplated thereby, including the merger, the holders of at least a majority of the outstanding AmeriGas common units must vote in favor of such approval. AmeriGas cannot complete the merger unless the AmeriGas Unitholders approve the merger agreement and the transactions contemplated thereby, including the merger. Because approval is based on the affirmative vote of at least a majority of the outstanding AmeriGas common units, an AmeriGas Unitholder’s failure to vote, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” approval of the merger proposal.

If a quorum is present at the special meeting, to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting, holders of at least a majority of the outstanding AmeriGas common units must vote in favor of the adjournment proposal. Therefore, if a quorum is present at the meeting, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to vote will have the same effect as a vote “AGAINST” approval of the adjournment proposal. If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding

AmeriGas common units represented thereat either in person or by proxy must vote in favor of the adjournment proposal. Therefore, if a quorum is not present, an abstention will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an AmeriGas Unitholder’s failure to vote or a broker non-vote will have no effect on the approval of the adjournment proposal. Approval of the adjournment proposal is not required for AmeriGas to complete the merger.

To approve the advisory compensation proposal, the holders of at least a majority of the outstanding AmeriGas common units must vote in favor of such approval. Because approval is based on the affirmative vote of at least a majority of the outstanding AmeriGas common units, an AmeriGas Unitholder’s failure to vote, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the advisory compensation proposal. The advisory compensation proposal is a non-binding vote, and as such, approval of the advisory compensation proposal is not required for AmeriGas to complete the merger.

Common Unit Ownership of and Voting by the General Partner’s and UGI’s Directors, Executive Officers and Affiliates

As of                 , 2019, the General Partner’s directors and executive officers and their affiliates (excluding UGI and its other subsidiaries) beneficially owned and had the right to vote                  AmeriGas common units at the special meeting, which represent approximately     % of the AmeriGas common units entitled to vote at the special meeting. Additionally, UGI’s directors and executive officers and their affiliates (including UGI and its subsidiaries, other than the General Partner) beneficially owned and had the right to vote                  AmeriGas common units at the special meeting, which represent approximately     % of the AmeriGas common units entitled to vote at the special meeting. It is expected that the General Partner’s and UGI’s directors and executive officers will vote their AmeriGas common units “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger, although none of them has entered into any agreement requiring them to do so. Additionally, under the terms of the Support Agreement, the General Partner has agreed to vote all of the AmeriGas common units owned beneficially or of record by it in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions necessary or desirable in furtherance thereof.

Voting of Common Units by Holders of Record

If you are entitled to vote at the special meeting and hold your AmeriGas common units in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, AmeriGas encourages you to submit a proxy before the special meeting even if you plan to attend the special meeting in order to ensure that your AmeriGas common units are voted. A proxy is a legal designation of another person to vote your AmeriGas common units on your behalf. If you hold units in your own name, you may submit a proxy for your AmeriGas common units by:

•	calling the toll-free number specified on the enclosed proxy card and following the instructions when prompted;

•	accessing the Internet website specified on the enclosed proxy card and following the instructions provided to you; or

•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When an AmeriGas Unitholder submits a proxy by telephone or through the Internet, his/her proxy is recorded immediately. AmeriGas encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet, please do not return your proxy card by mail.

All AmeriGas common units represented by each properly executed and valid proxy received before the special meeting will be voted in accordance with the instructions given on the proxy. If an AmeriGas Unitholder executes a proxy card without giving instructions, the AmeriGas common units represented by that proxy card will be voted as the GP Board recommends, which is:

•	Merger proposal: “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the merger;

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting; and

•	Advisory compensation proposal: “FOR” the approval of the advisory compensation proposal.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies submitted by telephone or through the Internet must be received by 11:59 p.m., Eastern time, on                 , 2019. However, if the special meeting is adjourned to solicit additional proxies, the telephone/internet deadline may be extended.

Voting of Common Units Held in Street Name

If your AmeriGas common units are held in an account at a bank, broker or through another nominee, you must instruct the bank, broker or other nominee on how to vote your AmeriGas common units by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your AmeriGas common units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals at the special meeting, including the merger proposal. Due to this, broker non-votes also cannot be counted for purposes of determining a quorum. A broker non-vote will have the same effect as a vote “AGAINST” the merger proposal and the advisory compensation proposal and, if a quorum is present, “AGAINST” the adjournment proposal. If a quorum is not present, a broker non-vote will have no effect on the approval of the adjournment proposal.

If you hold AmeriGas common units through a bank, broker or other nominee and wish to vote your AmeriGas common units in person at the special meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your voting instructions at any time before your proxy is voted at the special meeting. If you are an AmeriGas Unitholder of record, you can do this by:

•

sending a signed, written notice to AmeriGas Partners, L.P. at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, Attention: Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

•

submitting a valid proxy by mail, telephone or internet that bears a date later than the date of the proxy, but no later than the telephone/internet deadline, and is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your AmeriGas common units through a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the GP Board to be voted at the special meeting. UGI and AmeriGas will split all costs and expenses in connection with the solicitation of proxies. AmeriGas has engaged Innisfree to assist in the solicitation of proxies for the meeting and AmeriGas estimates it will pay Innisfree a fee of approximately $22,500 for these services. AmeriGas has also agreed to reimburse Innisfree for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Innisfree against certain losses, costs and expenses. In addition, AmeriGas may reimburse brokerage firms and other persons representing beneficial owners of AmeriGas common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the General Partner’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

AmeriGas Unitholders Should Not Send Unit Certificates with Their Proxies.

AmeriGas Unitholders should not send in their unit certificates at this time. At the time of the mailing of this proxy statement/prospectus, each record holder of AmeriGas common units is also separately being sent an election form. The election form contains instructions for making a selection of merger consideration and for surrendering such AmeriGas Unitholder’s AmeriGas common units in exchange for the merger consideration. After completion of the merger, the Exchange Agent will send you a letter of transmittal and instructions for exchanging your AmeriGas common units for the merger consideration.

No Other Business

Under the AmeriGas partnership agreement, the business to be conducted at the special meeting will be limited to the purposes stated in the notice to AmeriGas Unitholders provided with this proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. If a quorum exists, an adjournment may be made from time to time with approval of the holders of at least a majority of the outstanding AmeriGas common units. If a quorum does not exist, an adjournment may be made from time to time with the approval of the holders of at least a majority of the AmeriGas common units entitled to vote at such meeting and represented thereat either in person or by proxy. AmeriGas is not required to notify AmeriGas Unitholders of any adjournment of 45 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, AmeriGas may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by AmeriGas Unitholders for use at the special meeting will be used at any adjournment or postponement of the meeting. References to the special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact Innisfree toll-free at (888) 750-5834 (AmeriGas Unitholders) or collect at (212) 750-5833 (banks and brokers).

PROPOSAL 1: THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. UGI and AmeriGas encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about UGI, AmeriGas or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about UGI, AmeriGas or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by UGI and AmeriGas were qualified and subject to important limitations agreed to by UGI and AmeriGas in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger; Effective Time; Closing

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the completion of the merger, Merger Sub, an indirect, wholly owned subsidiary of UGI, will merge with and into AmeriGas, with AmeriGas continuing as the surviving entity and an indirect, wholly owned subsidiary of UGI.

At the completion of the merger, each AmeriGas common unit issued and outstanding (other than AmeriGas common units held by AmeriGas, UGI or the General Partner) will automatically be cancelled, and cease to exist, and converted into the right to receive, at the election of each AmeriGas Unitholder, but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration:

•

for each AmeriGas common unit with respect to which a Share Election has been validly made and not revoked (each, a “Share Election Unit”), 0.6378 UGI Shares, which UGI Shares will be duly authorized and validly issued in accordance with applicable laws and UGI’s Certificate of Incorporation (the “Share Consideration”);

•

for each AmeriGas common unit with respect to which a Mixed Election has been validly made and not revoked (each, a “Mixed Election Unit”), (i) $7.63 in cash, without interest, and (B) 0.500 UGI Shares, which UGI Shares will be duly authorized and validly issued in accordance with applicable laws and UGI’s Certificate of Incorporation (the “Mixed Consideration”);

•

for each AmeriGas common unit with respect to which a Cash Election has been validly made and not revoked (each, a “Cash Election Unit”), $35.325 in cash, without interest (the “Cash Consideration”); and

•

for each AmeriGas common unit for which a merger consideration election has not been validly made and not revoked (each, a “Non-Election Unit”), such merger consideration as is determined in accordance with the proration provisions of the merger agreement (as described in “—Proration Procedures”).

The merger consideration is subject to a proration designed to ensure that the number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. AmeriGas Unitholders may elect to receive the Share Election consideration, the Mixed Election consideration or the Cash Election consideration. However, the ability to receive the merger consideration of one’s choice will depend on the elections of other AmeriGas Unitholders. The proration of the merger consideration payable to AmeriGas Unitholders in the merger will not be known until the Exchange Agent tallies the results of the elections made by AmeriGas Unitholders, which will not occur until near or after the completion of the merger.

At the completion of the merger, the General Partner’s 1% economic general partner interest in AmeriGas will convert into (i) 10,615,711 AmeriGas common units, which will remain outstanding as partnership interests in AmeriGas, and (ii) a non-economic general partner interest in AmeriGas. The AmeriGas common units owned by the General Partner that are issued and outstanding immediately prior to the completion of the merger will be unaffected by the merger and will remain outstanding as partnership interests in AmeriGas. However, the AmeriGas common units owned by UGI and its subsidiaries (and for the sake of clarity, excluding the General Partner) that are issued and outstanding immediately prior to the completion of the merger will be automatically cancelled and will cease to exist, with no consideration being paid thereon.

AmeriGas Unitholders will not receive any fractional UGI Shares in the merger. Instead, with respect to each AmeriGas Unitholder whose AmeriGas common units are converted pursuant to the merger agreement who otherwise would have received a fraction of a UGI Share will be entitled to receive cash in lieu of such fractional UGI Share.

The completion of the merger will occur at such time as UGI and AmeriGas cause a certificate of merger to be duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by UGI and AmeriGas in writing and specified in the certificate of merger.

The completion of the merger is scheduled to take place on the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than conditions that by their nature are to be satisfied at completion of the merger, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as UGI and AmeriGas may agree.

Exchange and Payment Procedures

Prior to the completion of the merger, UGI will appoint the Exchange Agent to act as the exchange and payment agent for the purpose of receiving elections and exchanging AmeriGas common units for the merger consideration in accordance with the merger agreement. Promptly after the completion of the merger, UGI will deposit with the Exchange Agent sufficient cash and UGI Shares to be exchanged as the merger consideration (the “Exchange Fund”).

At the time of the mailing of this proxy statement/prospectus, each record holder of AmeriGas common units is also separately being sent an election form. The election form contains instructions for making a selection of merger consideration and for surrendering such AmeriGas Unitholder’s AmeriGas common units in exchange for the merger consideration (the “Election Form”). The Exchange Agent must receive a properly completed and signed Election Form covering an AmeriGas Unitholder’s unit certificates or book-entry units, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the Election Form, by no later than the Election Deadline in order for such AmeriGas Unitholder’s choice as to the form of merger consideration to be considered. UGI and AmeriGas currently anticipate that the “Election Deadline” will be

5:00 p.m. Eastern time on                     , 2019. UGI and AmeriGas will issue a joint press release confirming the anticipated Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the Election Deadline. Further, the merger agreement provides that the Election Deadline must be at least one business day prior to the anticipated completion of the merger. If the date of the Election Deadline changes, UGI and AmeriGas will also issue a joint press release to announce such a change. See “—Election Procedures” below.

Promptly after the completion of the merger, the Exchange Agent will mail a letter of transmittal to each record holder of AmeriGas common units (the “Letter of Transmittal”). The Letter of Transmittal will contain instructions for properly surrendering AmeriGas common units (including unit certificates, if units are held in certificated form) in exchange for the merger consideration and cash in lieu of any fractional UGI Shares and any applicable distributions or dividends. Some AmeriGas Unitholders may have previously surrendered their AmeriGas common units in connection with making an election. When an AmeriGas Unitholder surrenders AmeriGas common units (including unit certificates, if applicable) together with the Letter of Transmittal and any other required documents discussed therein, such AmeriGas Unitholder will be entitled to receive the elected the merger consideration, subject to proration in accordance with the merger agreement. No interest will be paid on any merger consideration, cash in lieu of fractional shares or UGI dividends or AmeriGas distributions, as applicable, payable to AmeriGas Unitholders. Until all required documentation has been delivered in accordance with the Letter of Transmittal, each such AmeriGas common unit, after the completion of the merger, will represent only the right to receive the merger consideration upon delivery of the required documentation, as well as any cash or dividends or distributions to which such AmeriGas Unitholder is entitled pursuant to the merger agreement.

AmeriGas Unitholders who receive UGI Shares as merger consideration will not receive physical stock certificates for such UGI Shares. Instead, they will receive statements indicating book-entry ownership of UGI Shares.

AMERIGAS UNITHOLDERS SHOULD NOT SEND IN ANY UNIT CERTIFICATES WITH THE ENCLOSED PROXY. THE ELECTION FORM CONTAINS, AND THE LETTER OF TRANSMITTAL WILL CONTAIN, INSTRUCTIONS FOR SURRENDERING YOUR AMERIGAS COMMON UNITS TO THE EXCHANGE AGENT IN EXCHANGE FOR THE MERGER CONSIDERATION.

AmeriGas Unitholders will not receive cash payments for any dividends declared on UGI Shares with a record date after the completion of the merger, or any cash payment in lieu of fractional UGI Shares or as part of the merger consideration, until the merger is completed and such AmeriGas Unitholder has surrendered its AmeriGas common unit certificates, if applicable, together with a validly completed Letter of Transmittal and any other required documentation. If UGI effects any dividend on UGI Shares with a record date occurring after the completion of the merger and a payment date prior to an AmeriGas Unitholder’s delivery of applicable unit certificates, the Letter of Transmittal and any other required documents, such AmeriGas Unitholder will receive the dividend, without interest, with respect to the whole UGI Shares issued to such AmeriGas Unitholder after proper delivery of applicable unit certificates, the Letter of Transmittal and any other required documents, and the UGI Shares are issued in exchange. If UGI effects any dividend on UGI Shares with a record date occurring after the completion of the merger and a payment date after delivery of an AmeriGas Unitholder’s applicable unit certificates, Letter of Transmittal and any other required documents, such dividend will be paid, without interest on such payment date through customary means.

Any portion of the Exchange Fund that remains undistributed to AmeriGas Unitholders after 180 days following the completion of the merger, upon UGI’s request, will be delivered to UGI and become the property of UGI, subject to the legitimate claims of any AmeriGas Unitholder previously entitled to such merger consideration, cash in lieu of fractional shares or dividends. AmeriGas Unitholders who have not complied with the proper exchange procedures at that point will need to contact UGI for the payment of the applicable merger consideration, cash in lieu of fractional shares and any dividends payable to such AmeriGas Unitholder. No interest will be paid on such amounts. Any portions of the merger consideration and applicable dividends remaining unclaimed by AmeriGas Unitholders immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental authority will, to the extent permitted by applicable law, become the sole property of UGI.

If an AmeriGas Unitholder’s certificate of its AmeriGas common units is lost, stolen or destroyed, such AmeriGas Unitholder may receive its merger consideration, cash in lieu of fractional shares or dividends, as applicable, in accordance with the merger agreement, by making an affidavit as to the status of the unit certificate and, if required by UGI, the posting of an indemnity agreement or bond, in a customary amount, as indemnity against any claim that may be made against UGI with respect to such unit certificate.

Prior to the completion of the merger, the Exchange Agent will invest the cash in the Exchange Fund as directed by UGI on a daily basis. No gain or loss from such investment will affect the amounts payable or the timing of the amounts payable to AmeriGas Unitholders. Any interest and other income resulting from such investment will be paid to UGI.

Election Procedures

Each holder of record of an AmeriGas common unit issued and outstanding immediately prior to the Election Deadline (each, an “AmeriGas Holder”) will have the right, subject to limitations set forth in the merger agreement, to submit an Election Form on or prior to the Election Deadline in accordance with the following procedures:

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At the time of mailing of this proxy statement/prospectus, each AmeriGas Holder is also separately being sent an Election Form, so as to permit each AmeriGas Holder to exercise its right to make an election as to the form of merger consideration prior to the Election Deadline. The Exchange Agent will make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders of record of AmeriGas common units during the period following the record date for the special meeting and prior to the Election Deadline.

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Each AmeriGas Holder may specify on the Election Form (i) the number of AmeriGas common units with respect to which such AmeriGas Holder desires to make a Share Election, (ii) the number of AmeriGas common units with respect to which such AmeriGas Holder desires to make a Mixed Election and (iii) the number of AmeriGas common units with respect to which such AmeriGas Holder desires to make a Cash Election.

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An election will only be considered properly made if the Exchange Agent has received, prior to the Election Deadline, a properly completed and signed Election Form and certificates for (or affidavits of loss in lieu of the certificates), duly endorsed in blank or otherwise in a form acceptable for transfer on the books of AmeriGas, or book-entry delivery of, the AmeriGas common units to which such Election Form relates (or, in each case of a unit certificate or book-entry delivery, an appropriate and customary guarantee of delivery thereof from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act) as set forth in such Election Form), provided that such certificates or book-entry shares are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and any additional documents specified in the Election Form. Failure to deliver AmeriGas common units covered by such guarantee of delivery within the time set form on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by UGI in its sole and absolute discretion.

•	Any AmeriGas common units with respect to which the Exchange Agent has not received an effective, properly completed Election Form prior to the Election Deadline shall be deemed Non-Election Units.

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Any AmeriGas Holder may, at any time prior to the Election Deadline, change an election by providing written notice that is received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any AmeriGas Holder may, at any time prior to the Election Deadline, revoke an Election by written withdrawal prior to the Election Deadline of such AmeriGas Holder’s unit certificates or guarantee of delivery of unit certificates, as applicable, or any documents in respect of AmeriGas common units in book-entry form, in each case, previously deposited with the Exchange Agent. After an Election is validly made with respect to any AmeriGas common unit, any subsequent transfer of such AmeriGas common unit will automatically revoke such election. All Elections will automatically be deemed revoked upon receipt by the Exchange Agent of written notification from AmeriGas that the merger agreement has been terminated in accordance with its terms.

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The Exchange Agent will have reasonable discretion to determine if any election is not properly made with respect to any AmeriGas common units (with none of the parties to the merger agreement or the Exchange Agent having any duty to notify the respective AmeriGas Holder of any such defect). If the Exchange Agent makes such a determination, such election will be deemed to not be valid, and the AmeriGas common units covered by such election will be deemed to be Non-Election Units, unless a proper election is thereafter timely made with respect to such AmeriGas common units.

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UGI, in the exercise of its reasonable discretion, will have the right to make all determinations, in a manner consistent with the terms of the merger agreement, governing the manner and extent to which elections are to be taken into account in making the determinations with respect to the proration.

UGI and AmeriGas currently anticipate that the “Election Deadline” will be 5:00 p.m. Eastern time on                     , 2019. UGI and AmeriGas will issue a joint press release confirming the anticipated Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the Election Deadline. Further, the merger agreement provides that the Election Deadline must be at least one business day prior to the anticipated completion of the merger. If the date of the Election Deadline changes, UGI and AmeriGas will also issue a joint press release to announce such a change. Any AmeriGas common units for which the Exchange Agent has not received a properly completed and signed Election Form, the related unit certificates or book-entry units (or an appropriate and customary guarantee of delivery thereof) and any additional documents specified in the Election Form, prior to the Election Deadline will be deemed to not have made an Election.

Proration Procedures

Even if a valid election is made, an AmeriGas Unitholder may not receive the exact form of merger consideration that it elects for each AmeriGas common unit that it holds. Holders of Non-Election Units will receive such merger consideration as is determined in accordance with the proration procedures of the merger agreement. The proration procedures are designed to ensure that the number of UGI Shares issuable as merger consideration will equal approximately 34,621,206 UGI Shares. Therefore, the ability of AmeriGas Unitholders to receive their elected merger consideration will depend on the elections of other AmeriGas Unitholders. As a result, AmeriGas Unitholders may not receive the form of merger consideration they elect and may instead receive a pro rata amount of cash, UGI Shares or both.

The greater the oversubscription to the Share Election, if any, the fewer UGI Shares and more cash an AmeriGas Unitholder making the Share Election will receive. Reciprocally, the greater the oversubscription to the Cash Election, if any, the less cash and more UGI Shares an AmeriGas Unitholder making the Cash Election will receive. The proration of the merger consideration payable to AmeriGas Unitholders in the merger will not be known until the Exchange Agent tallies the results of the elections made by AmeriGas Unitholders, which will not occur until near or after completion of the merger.

Cash Conversion Number

The aggregate cash consideration will be equal to the product obtained by multiplying (i) the number of AmeriGas common units issued and outstanding immediately prior to the completion of the merger by (ii) $7.63

(the “Cash Component”). The number of AmeriGas common units that will be converted into the right to receive the Cash Consideration (the “Cash Conversion Number”) will be equal to the quotient obtained by dividing (i) the Cash Component minus the product obtained by multiplying (a) the number of Mixed Election Units by (b) $7.63, by (ii) the Cash Consideration.

Proration Adjustment if the Cash Election is Oversubscribed

Share Consideration may be issued to AmeriGas Unitholders who make Cash Elections if the Cash Election is oversubscribed, which will occur if the total number of Cash Election Units (such sum, the “Total Cash Election Number”) exceeds the Cash Conversion Number. If the Cash Election is oversubscribed, then:

•	all Share Election Units and Non-Election Units will be converted into the right to receive the Share Consideration;

•	all Mixed Election Units will be converted into the right to receive the Mixed Consideration; and

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the Cash Election Units will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Units held by such an AmeriGas Unitholder equal to the product obtained by multiplying (i) the number of Cash Election Units held by such holder by (ii) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with the merger agreement, whether fractions of Cash Election Units will be rounded up or down), with the remaining number of such holder’s Cash Election Units being converted into the right to receive the Share Consideration.

No Proration Adjustment if Neither the Cash Election nor the Share Election is Oversubscribed

Notwithstanding the proration provisions in the merger agreement, an AmeriGas Unitholder may receive the merger consideration they elect if neither the Cash Election nor the Share Election are oversubscribed, which will occur if the Total Cash Election Number equals the Cash Conversion Number. If the Total Cash Election Number equals the Cash Conversion Number, the Non-Election Units will be converted into the right to receive the Share Consideration.

Proration Adjustment if the Cash Election is Undersubscribed

Cash Consideration may be paid to AmeriGas Unitholders who hold Non-Election Units or Share Election Units if the Cash Election is undersubscribed, which will occur if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number is defined as the “Shortfall Number”). If the Cash Election is undersubscribed, then:

•	all Cash Election Units will be converted into the right to receive the Cash Consideration;

•	all Mixed Election Units will be converted into the right to receive the Mixed Consideration;

•	if the Shortfall Number is less than or equal to the aggregate number of Non-Election Units, then:

•	all Share Election Units will be converted into the right to receive the Share Consideration; and

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all Non-Election Units of each AmeriGas Unitholder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Units equal to the product obtained by multiplying (i) the number of Non-Election Units held by such holder by (ii) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Non-Election Units (with the Exchange Agent to determine, consistent with the merger agreement, whether fractions of Non-Election Units will be rounded up or down), with the remaining number of such holder’s Non-Election Units being converted into the right to receive the Share Consideration; and

•	if the Shortfall number exceeds the aggregate number of Non-Election Units, then:

•	all Non-Election Units will be converted into the right to receive the Cash Consideration; and

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the Share Election Units of each AmeriGas Unitholder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Share Election Units equal to the product obtained by multiplying (i) the number of Share Election Units held by such holder by (ii) a fraction, the numerator of which is the amount by which (a) the Shortfall number exceeds (b) the aggregate number of Non-Election Units, and the denominator of which is the total number of Share Election Units (with the Exchange Agent to determine, consistent with the merger agreement, whether fractions of Share Election Units will be rounded up or down), with the remaining number of such holder’s Share Election Units being converted into the right to receive the Share Consideration.

Conditions to Completion of the Merger

UGI and AmeriGas may not complete the merger unless each of the following conditions is satisfied or waived:

•	AmeriGas has obtained the AmeriGas Unitholder Approval;

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no law, injunction, judgment, restraint or ruling is in effect enjoining, restraining, preventing or otherwise prohibiting the completion of the transactions contemplated by the merger agreement or making the completion of the transactions contemplated by the merger agreement illegal;

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the registration statement of which this joint proxy statement/prospectus forms a part must have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC; and

•	the UGI Shares deliverable to the AmeriGas Unitholders as contemplated by the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of UGI and Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties in the merger agreement of AmeriGas and the General Partner:

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with respect to AmeriGas and the General Partner having the requisite authority to execute the merger agreement and complete the transactions contemplated by the merger agreement, subject to the AmeriGas Unitholder Approval, and the absence of certain changes or events, being true and correct in all respects, in each case, both when made and at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

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with respect to AmeriGas’ capitalization, being true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

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with respect to all other representations and warranties, being true and correct at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual representation or warranty, other than with respect to the filing of documents with the SEC, undisclosed liabilities, internal controls, information supplied for inclusion in this joint proxy statement/prospectus, and for purposes of the definition of an AmeriGas material contract) does not have, and would not reasonably be expected to have, individually or in the aggregate a “material adverse effect” on AmeriGas;

•	AmeriGas and the General Partner having performed in all material respects all obligations required to be performed by each of them under the merger agreement; and

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the receipt by UGI of an officer’s certificate signed on behalf of AmeriGas and the General Partner by an executive officer of the General Partner certifying that the preceding conditions have been satisfied.

The obligation of AmeriGas to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties in the merger agreement of UGI:

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with respect to its having the requisite authority to execute the merger agreement and complete the transactions contemplated by the merger agreement, and the absence of certain changes or events, being true and correct in all respects, in each case, both when made and at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

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with respect to its capitalization, being true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

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with respect to all other representations and warranties, being true and correct at and as of the date of completion of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual representation or warranty, other than with respect to the filing of documents with the SEC, undisclosed liabilities, internal controls, information supplied for inclusion in this joint proxy statement/prospectus, and for purposes of the definition of a UGI material contract) does not have, and would not reasonably be expected to have, individually or in the aggregate a “material adverse effect” on UGI;

•	UGI, Holdings and Merger Sub having performed in all material respects all obligations required to be performed by each of them under the merger agreement; and

•	the receipt by AmeriGas of an officer’s certificate signed on behalf of UGI, Holdings and Merger Sub by an executive officer of UGI certifying that the preceding conditions have been satisfied.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to a person, any change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of such person and its subsidiaries, taken as a whole, or prevents or materially impedes, interferes with or hinders a party’s ability to complete the transactions contemplated by the merger agreement, including the merger, on or before November 1, 2019; provided, however, that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a material adverse effect: (i) changes, conditions, effects, events or occurrences generally affecting the economy, the financial or capital markets or political, legislative or regulatory conditions or changes in the industries in which such person operates; (ii) the announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement or, except specifically for purposes of determining whether there is a breach of the representations and warranties made by UGI, AmeriGas and the General Partner that the execution, delivery and performance of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement do not violate or conflict with such party’s organizational documents, applicable laws or certain contracts, and the satisfaction of the closing conditions set forth in the merger agreement (and described above under “—Conditions to Completion of the Merger”) with respect to such representations and warranties, the performance of the merger agreement; (iii) any change in the market price or trading volume of the limited partnership interests, shares of common stock or other equity securities of such person (it being understood and agreed that the foregoing does not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); (iv) acts of war, terrorism or other hostilities (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any applicable laws or regulations applicable to such person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such person or any of its subsidiaries arising out of or related to the merger agreement or the transactions contemplated by the merger agreement; (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids, propane or other commodities; (viii) any failure of a person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing does not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); and (ix) with respect to UGI only, any effect to the extent resulting from a change, condition, circumstance, effect, event, development or occurrence that has a material adverse effect on AmeriGas and its subsidiaries; provided, however, that changes, conditions, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a material adverse effect if and to the extent such changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such person and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such person and its subsidiaries operate.

For purposes of the merger agreement, except where expressly provided otherwise, AmeriGas and the General Partner, and their respective subsidiaries are not considered subsidiaries of UGI or affiliates of UGI or any of its subsidiaries.

Representations and Warranties

The merger agreement contains representations and warranties by UGI, Holdings and Merger Sub, on the one hand, and AmeriGas and the General Partner, on the other hand.

These representations and warranties have been made solely for the benefit of the other party to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.

Accordingly, these representations and warranties should not be relied on or read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus, which may include information that updates, modifies or qualifies the information set forth in the representations and warranties.

The representations and warranties made by each of UGI, Holdings and Merger Sub, on the one hand, and AmeriGas and the General Partner, on the other hand relate to, among other things:

•	organization, standing and similar organizational matters;

•	capital structure;

•

due authorization of the merger agreement and the transactions contemplated by the merger agreement, absence of any conflicts with third parties created by such transactions and the voting requirements for such transactions;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC, financial statements included in those documents since October 1, 2016;

•	no undisclosed liabilities or obligations;

•	maintenance of a system of internal controls;

•	absence of changes or events since September 30, 2018;

•	legal proceedings;

•	compliance with applicable laws and permits;

•	information supplied in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	material contracts;

•	benefit plans and other labor matters;

•	environmental matters;

•	property;

•	intellectual property;

•	opinions of financial advisors;

•	brokers and other advisors;

•	insurance;

•	the Investment Company Act of 1940, as amended; and

•	no other representations and warranties.

Additional representations and warranties made only by UGI to AmeriGas relate to, among other things, taxes and other tax matters and ownership of AmeriGas common units.

Additional representations and warranties made only by AmeriGas and the General Partner to UGI, Holdings and Merger Sub relate to, among other things, the opinion of TPH to the GP Audit Committee.

Conduct of Business Prior to Closing

Under the merger agreement, each of UGI and Merger Sub, on the one hand, and AmeriGas and the General Partner, on the other hand, has undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the completion of the merger, unless the other party gives its prior written consent (which consent cannot be unreasonably withheld, conditioned or delayed).

Subject to certain exceptions, unless UGI consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the General Partner and AmeriGas have agreed, and will cause their respective subsidiaries, to (i) conduct its business in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (iii) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by AmeriGas and its subsidiaries, other than changes to such policies made in the ordinary course of business, and (iv) use commercially reasonable efforts to comply in all material respects with all applicable laws and the requirements of certain material contracts of AmeriGas.

Subject to certain exceptions, unless UGI consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the General Partner and AmeriGas, will not, and will not permit their respective subsidiaries to:

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amend the organizational documents (whether by merger, consolidation, conversion or otherwise) of any such entity in any manner that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the completion of the merger or the other transactions contemplated by the merger agreement;

•

declare, authorize, set aside or pay any dividend or distribution payable in cash, equity or property in respect of any AmeriGas common units, other than regular quarterly cash distributions on the AmeriGas common units not to exceed $0.95 per AmeriGas common unit per quarter;

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make any acquisition or disposition, directly or indirectly (including by merger, consolidation, acquisition of assets, tender or exchange offer or otherwise), of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets of any other person, other than acquisitions or dispositions, the consideration for which does not exceed $3 million in value individually, or $10 million in the aggregate;

•	split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any such entity’s capital stock or other equity interests;

•	adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar law;

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waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in an AmeriGas material adverse effect;

•

except as required by applicable law or the terms of any existing AmeriGas employee benefit plan, (i) establish, adopt, materially amend or modify, commence participation in or terminate (or commit to do any of the foregoing) any material AmeriGas employee benefit plan, (ii) materially increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the General Partner, AmeriGas or any of their respective subsidiaries, or enter into or amend any employment, severance, termination, retention or consulting agreement, in each case, other than in the ordinary course of business, (iii) accelerate any material rights or benefits under any AmeriGas employee benefit plan or (iv) grant or amend any equity awards, except in the ordinary course of business; or

•

agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the completion of the merger or the other transactions contemplated by the merger agreement.

Subject to certain exceptions, unless AmeriGas consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), UGI has agreed, and will cause each of its subsidiaries, to (i) conduct its business in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (iii) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by UGI and its subsidiaries, other than changes to such policies made in the ordinary course of business, and (iv) use commercially reasonable efforts to comply in all material respects with all applicable laws and the requirements of certain material contracts of UGI.

Subject to certain exceptions, unless AmeriGas consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), UGI will not, and will not permit its subsidiaries to:

•

amend UGI’s or any of its subsidiaries’ organizational documents (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (a) prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the completion of the merger or the other transactions contemplated by the merger agreement, or (b) adversely affect (1) the economic benefits to be obtained by the holders AmeriGas common units upon the completion of the merger or (2) the terms of the UGI Shares in any material respect;

•

declare, authorize, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of UGI’s capital stock, other than regular quarterly cash dividends on the UGI Shares in the ordinary course of business consistent with past practice and other than dividends or distributions with a record date after the completion of the merger; provided, however, that nothing contained in the merger agreement prohibits UGI from increasing the quarterly cash dividend on the UGI Shares;

•	merge, consolidate or enter into any other business combination transaction or agreement with any person;

•	split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of UGI’s capital stock or other equity interests;

•

issue or sell any UGI Shares, issue or sell any preferred stock, or grant or issue any warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire UGI Shares or any other capital stock of UGI or its subsidiaries, in each case, other than pursuant to an equity incentive plan of UGI existing on April 1, 2019;

•	solely with respect to UGI, adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar law;

•	directly or indirectly purchase, acquire or otherwise become beneficial owner of (or direct AmeriGas to repurchase, redeem or otherwise acquire) any AmeriGas common units; or

•

agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any acquisition or disposition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the completion of the merger or the other transactions contemplated by the merger agreement.

No Solicitation by AmeriGas of Alternative Proposals

The merger agreement contains detailed provisions prohibiting AmeriGas from seeking any inquiry, offer or proposal for an acquisition of 20% or more of AmeriGas’ assets or equity, including any acquisition structured as a merger, consolidation or share exchange (an “alternative proposal”). Under these “no solicitation” covenants, AmeriGas has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries’ respective representatives not to, directly or indirectly, except as permitted by the merger agreement or otherwise consented to by UGI:

•	solicit, initiate, knowingly facilitate or knowingly encourage or knowingly induce the submission of an alternative proposal;

•	grant any waiver or release of any standstill agreement with respect to any AmeriGas common units;

•	enter into any acquisition agreement with respect to any alternative proposal (other than an Acceptable Confidentiality Agreement);

•	resolve or agree to do any of the foregoing; or

•	make an AmeriGas adverse recommendation change.

AmeriGas has agreed that it will, and the General Partner will use its reasonable best efforts to cause its and AmeriGas’ subsidiaries’ respective representatives to, cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement with respect to an alternative proposal and immediately prohibit any access by any person to confidential information relating to a possible alternative proposal.

After the date of the merger agreement and before AmeriGas obtains the AmeriGas Unitholder Approval, if (i) AmeriGas has received an unsolicited written alternative proposal that the GP Audit Committee believes is bona fide, (ii) the GP Audit Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal and failure to take such action would be inconsistent with its duties under applicable laws, as modified by the AmeriGas partnership agreement and (iii) such alternative proposal did not result from a material breach of the “no solicitation” covenants in the merger agreement, then AmeriGas may (x) furnish information, including confidential information, with respect to AmeriGas and its subsidiaries to the person making such alternative proposal and (y) participate in discussions or negotiations regarding such alternative proposal; provided, however, that (A) AmeriGas will not, and will use its reasonable best efforts to cause its representatives not to, disclose any non-public information to such person unless AmeriGas has, or first enters into, an Acceptable Confidentiality Agreement with such person and (B) AmeriGas will provide to UGI non-public information with respect to AmeriGas and its subsidiaries that was not previously provided or made available to UGI prior to or substantially concurrently with providing or making available such non-public information to such other person.

GP Audit Committee and GP Board Recommendation and AmeriGas Adverse Recommendation Change

Under the merger agreement, AmeriGas, through the GP Board, has agreed to recommend that AmeriGas Unitholders vote in favor of the merger agreement and the transactions contemplated thereby, including the merger (the “GP Board Recommendation”). Subject to the provisions described below, the merger agreement provides that, without the prior written consent of UGI, AmeriGas, directly or indirectly, will not:

•

enter into any confidentiality agreement (subject to certain exceptions), merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal;

•	participate in any discussions or negotiations regarding, or furnish any information with respect to, an alternative proposal;

•

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to UGI, the GP Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal, or fail to recommend against acceptance of any tender offer or exchange offer for AmeriGas common units within 10 business days after commencement of such an offer, or resolve or agree to do any of the foregoing; or

•

subject to certain exceptions, within five business days of receipt of a written request of UGI following the receipt by AmeriGas of any alternative proposal, fail to publicly reconfirm the GP Board Recommendation.

Each of the foregoing actions is referred to as an “AmeriGas adverse recommendation change.”

AmeriGas must promptly advise UGI, orally and in writing, and no later than 48 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, AmeriGas in respect of any alternative proposal, and will, in any such notice to UGI, indicate the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and will include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request), and thereafter will promptly keep UGI reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and AmeriGas will promptly provide UGI with copies of any additional material written materials received by AmeriGas or that AmeriGas has delivered to any third party making an alternative proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

Notwithstanding these restrictions, before AmeriGas obtains the AmeriGas Unitholder Approval, the GP Audit Committee may make an AmeriGas adverse recommendation change if in response to an alternative proposal and following consultation with its outside legal counsel and financial advisors, the GP Audit Committee determines in good faith that the failure to make an AmeriGas adverse recommendation change would be inconsistent with its duties under applicable law, as modified by the AmeriGas partnership agreement, provided, however, that the GP Audit Committee may not make an AmeriGas adverse recommendation change unless:

•	such alternative proposal is bona fide, in writing and has not been withdrawn or abandoned;

•

the GP Audit Committee has determined, following consultation with its outside legal counsel and financial advisors, that such alternative proposal constitutes a superior proposal after giving effect to all of the adjustments to the merger agreement offered by UGI pursuant to the fifth bullet below;

•

the GP Audit Committee or AmeriGas has provided prior written notice to UGI of the GP Audit Committee’s intention to make an AmeriGas adverse recommendation change (a “Superior Proposal Notice”), and such notice has specified the identity of the person making such alternative proposal, the material terms and conditions of such alternative proposal and complete copies of any written proposal or offers (including proposed agreements) received by AmeriGas in connection with such alternative proposal;

•

during the period from the delivery of the Superior Proposal Notice and ending at 11:59 p.m. Eastern time on the fifth day following the date of such delivery (the “Superior Proposal Notice Period”), the GP Audit Committee will (i) negotiate with UGI in good faith (to the extent UGI seeks to negotiate) to make such adjustments to the terms and conditions of the merger agreement as would permit the GP Audit Committee not to make an AmeriGas adverse recommendation change; and (ii) keep UGI reasonably informed with respect to the status and changes in the material terms and conditions of such alternative proposal or other change in circumstances related thereto; provided, however, that any material revisions to such Alternative Proposal (it being agreed that any change in the purchase price in such Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent Superior Proposal Notice and a subsequent Superior Proposal Notice Period in respect of such revised Alternative Proposal, except that such subsequent Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial Superior Proposal Notice Period and (y) 11:59 p.m. Eastern time on the date that is the third calendar day following the date of the delivery of such subsequent Superior Proposal Notice; and

•

the GP Audit Committee has considered all revisions to the terms of the merger agreement irrevocably offered in writing by UGI and, at the end of the Superior Proposal Notice Period, shall have determined in good faith that (i) such alternative proposal continues to constitute a superior proposal even if such revisions were to be given effect and (ii) failure to make an AmeriGas adverse recommendation change would be inconsistent with its duties under applicable law, as modified by the AmeriGas partnership agreement, even if such revisions were to be given effect.

Notwithstanding the restrictions described above, the merger agreement does not prohibit AmeriGas, nor the GP Board from (i) taking and disclosing to the AmeriGas Unitholders a position required by Rule 14e-2 under the Exchange Act or (ii) complying with Rule 14d-9 under the Exchange Act.

A “superior proposal” means a bona fide unsolicited written offer, obtained after April 1, 2019 and not in breach of the non-solicitation covenants of the merger agreement (other than an immaterial breach), to acquire, directly or indirectly, 70% or more of the outstanding equity securities of AmeriGas or 70% or more of the assets of AmeriGas and its subsidiaries on a consolidated basis, made by a third party (other than UGI or any of its affiliates), which is on terms and conditions that the GP Audit Committee determines in good faith to be (i) reasonably capable of being completed in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if completed, more favorable to the Unaffiliated AmeriGas Unitholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account at the time of determination any changes to the terms of the merger agreement that as of that time had been committed to by UGI in writing.

The GP Audit Committee may also make an AmeriGas adverse recommendation change in connection with an Intervening Event if (i) AmeriGas provides written notice to UGI of the GP Audit Committee’s intention to effect an AmeriGas adverse recommendation change specifying the details of the Intervening Event and the GP Audit Committee’s reasons for the AmeriGas adverse recommendation change, (ii) the GP Audit Committee negotiates in good faith (to the extent UGI seeks to negotiate) with UGI, until 11:59 p.m. Eastern time on the date which is the fifth day following the delivery of such notice, regarding adjustments to the merger agreement that would permit the GP Audit Committee not to effect an AmeriGas adverse recommendation change in connection with the Intervening Event and (iii) the GP Audit Committee has considered all revisions to the terms of the merger agreement irrevocably offered in writing by UGI by the end of such period, and after consultation with its outside legal counsel, the GP Audit Committee has determined that failure to take such action would be inconsistent with its duties under applicable law, as modified by the AmeriGas partnership agreement, even if such revisions to the merger agreement were to be given effect.

An “Intervening Event” means a material change, condition, circumstance, effect, event, development or occurrence, in each case that arises or occurs after the date of the merger agreement and was not, prior to the date of the merger agreement, known to or reasonably foreseeable by the GP Audit Committee; provided that the following shall not constitute an Intervening Event: (i) the receipt, existence or terms of any alternative proposal; (ii) a change in the price, or change in the trading volume, of the AmeriGas common units (provided, however, that the underlying causes giving rise to or contributing to such change may be taken into account in determining whether an Intervening Event has occurred) or the fact that AmeriGas meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period; or (iii) any matters generally affecting the industry in which AmeriGas operates as a whole that have not had or would not reasonably be expected to have a disproportionate effect on AmeriGas and its subsidiaries; and provided further, that if any material change, condition, circumstance, effect, event, development or occurrence involves UGI or any of its subsidiaries, then such material change, condition, circumstance, effect, event, development or occurrence will not constitute an Intervening Event unless such Intervening Event has a material adverse effect on UGI.

AmeriGas Unitholder Approval

AmeriGas has agreed to hold a special meeting of the AmeriGas Unitholders as promptly as practicable (which shall be no later than 35 days after the date that the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act) for purposes of obtaining the AmeriGas Unitholder Approval. This obligation is not affected by the withdrawal or modification by the GP Board or the GP Audit Committee of its recommendation or any other action by the GP Board or the GP Audit Committee, as the case may be, with respect to the merger agreement or the transactions contemplated thereby, including the merger.

The merger agreement also requires AmeriGas, through the GP Board and the GP Audit Committee, to recommend to the AmeriGas Unitholders approval of the merger agreement (subject to the ability of the GP Audit Committee to change such recommendation as described herein) and to use reasonable best efforts to obtain from the AmeriGas Unitholders the AmeriGas Unitholders’ Approval.

Reasonable Best Efforts to Obtain Required Approvals

AmeriGas has agreed to, as soon as reasonably practicable after the effectiveness of the registration statement of which this proxy statement/prospectus is a part, duly call, give notice of, convene and hold the special meeting to seek the AmeriGas Unitholder Approval. Unless an AmeriGas change in recommendation occurs in compliance with the terms of the merger agreement, the GP Board and the GP Audit Committee will recommend approval of the transaction and use their reasonable best efforts to solicit and obtain the AmeriGas Unitholder Approval.

Agreement to Take Further Action and to Use Reasonable Best Efforts

UGI, on the one hand, and each of AmeriGas and the General Partner, on the other hand, agree to cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to completion of the merger to be satisfied as promptly as practicable (and in any event no later than November 1, 2019), including, in the case of UGI and the General Partner until the completion of the merger or the termination of the merger agreement, retaining ownership and voting control over, all AmeriGas common units beneficially owned by UGI and the General Partner as of April 1, 2019 or acquired thereafter and to complete and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than November 1, 2019) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to complete the transactions contemplated by the merger agreement, (iii) defend any proceedings challenging the merger agreement or the completion of the transactions contemplated thereby, including the merger, or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to complete the transactions contemplated by the merger agreement and (iv) obtain all necessary consents, approvals or waivers from third parties. UGI and its affiliates are required to enter into the Support Agreement by execution of a joinder thereto if at any time prior to the vote of the AmeriGas common units in respect of the merger agreement UGI or its affiliates acquire beneficial or direct ownership of any AmeriGas common units.

GP Audit Committee

UGI has agreed, until the first to occur of the completion of the merger or the termination of the merger agreement, not to, without the consent of a majority of the then existing GP Audit Committee, (i) take any action (or allow its subsidiaries to take any action) intended to cause the General Partner to eliminate the GP Audit

Committee, (ii) revoke or diminish the authority of the GP Audit Committee or (iii) remove or cause the removal of any director of the GP Board that is a member of the GP Audit Committee either as a director or member of such committee.

Treatment of AmeriGas LTIP Awards

Under the merger agreement, each unvested AmeriGas Performance Unit, other than an AmeriGas TUR Unit, outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled performance-based restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Performance Units subject to such award by the number of UGI Shares as comprises the Share Consideration, and will be subject to the same performance-based vesting conditions as applied before the merger. Each unvested award of an AmeriGas TUR Unit outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying (i) the target number of AmeriGas TUR Units subject to such award, times (ii) the number of UGI Shares as comprises the Share Consideration, times (iii) the TUR Performance Multiplier. Each unvested AmeriGas Restricted Unit outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Restricted Units subject to such award by the number of UGI Shares as comprises the Share Consideration. Each AmeriGas Phantom Unit outstanding immediately prior to the completion of the merger will, as of the effective time of the merger, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to UGI Shares determined by multiplying the number of AmeriGas Phantom Units subject to such award by the number of UGI Shares as comprises the Share Consideration. In each case, the applicable AmeriGas LTIP Awards, as converted, will remain subject to the same terms, conditions and restrictions as applied to the corresponding AmeriGas LTIP Award as of immediately prior to the completion of the merger, except for such terms rendered inoperative by reason of the merger; provided, that the AmeriGas TUR Units, as converted, will vest solely based on the holder’s continued employment or service with UGI and its affiliates through the end of the original performance period as applied to the corresponding AmeriGas TUR Units and will not be subject to performance vesting requirements.

All amounts accrued with respect to distribution equivalent rights relating to an AmeriGas LTIP Award as of the completion of the merger will carry over to the corresponding UGI LTIP Award and will be paid or forfeited on the same terms, conditions and restrictions as apply under the agreements governing the AmeriGas LTIP Awards. All AmeriGas LTIP Awards converted into UGI LTIP Awards will include dividend equivalent rights, if any, to the same extent as distribution equivalent rights applied with respect to the corresponding AmeriGas LTIP Award; provided, that after the completion of the merger, such dividend equivalent rights will be based on dividends of UGI.

At the completion of the merger, UGI will assume the obligations of AmeriGas under the AmeriGas LTIPs and such plans will be deemed amended to conform to all of the terms of the UGI Omnibus Incentive Compensation Plan; provided, however, that (i) the number of AmeriGas common units remaining available for grant and delivery pursuant to the AmeriGas LTIPs as of the completion of the merger will be adjusted and converted into a number of UGI Shares to become available for grant and delivery pursuant to the UGI Omnibus Incentive Compensation Plan following the completion of the merger based on the conversion ratio implied by the Share Consideration as determined by the UGI Board, (ii) the Assumed Share Reserve will not, when combined with the other UGI Shares issued or to become issued in connection with the merger or the transactions contemplated thereby, including the merger, exceed 19.99% of the number of UGI Shares outstanding immediately prior to the completion of the merger and (iii) after the completion of the merger, awards from the Assumed Share Reserve will be granted only to individuals who were eligible to receive awards under the

AmeriGas LTIPs immediately prior to the completion of the merger (but including any individuals hired after the completion of the merger by UGI).

Financing Covenant

AmeriGas has agreed to, and to cause each of its subsidiaries to, and use reasonable best efforts to cause its and their representatives to, use reasonable best efforts to provide all customary cooperation as reasonably requested by UGI to assist UGI in the arrangement of any bank debt financing or any capital markets debt or equity financing, any repayment, restructuring or refinancing of debt contemplated in connection with the merger and the other transactions contemplated by the merger agreement and any other amounts required to be paid in connection with the transactions contemplated by the merger agreement or the completion of the merger.

Access to Information

Until completion of the merger, each of UGI and AmeriGas have agreed to afford the other party and its representatives reasonable access, during normal business hours and on certain conditions, for the purpose of completing diligence related to the merger agreement and the transactions contemplated thereby, including the merger, to all of its and its material subsidiaries’ respective properties, books, contracts, commitments, personnel and records.

Indemnification and Insurance

The merger agreement provides that from and after the completion of the merger, UGI and AmeriGas (as the surviving entity of the merger) jointly and severally agree to indemnify and hold harmless against any reasonable cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement in connection with any actual or threatened legal proceeding, and provide advancement of expenses with respect to each of the foregoing to, any person who is now, or has been or becomes at any time prior to the completion of the merger, an officer, director or employee of AmeriGas or any of its subsidiaries or the General Partner, to the fullest extent permitted under applicable law.

In addition, UGI and AmeriGas (as the surviving entity of the merger) will honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the organizational documents of AmeriGas and the General Partner immediately prior to the completion of the merger and ensure that the organizational documents of AmeriGas and the General Partner or any of their respective successors or assigns, if applicable, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of AmeriGas and the General Partner than are presently set forth in such organizational documents. UGI will also maintain in effect, for six years from the completion of the merger, UGI’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the completion of the merger with respect to such indemnified persons, provided that in no event will UGI be required to expend more than an amount per year equal to 300% of current annual premiums paid by UGI for such insurance.

Certain Tax Matters

For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign tax that follows the U.S. federal income tax treatment), the parties agree to treat the merger as a taxable sale of the AmeriGas common units to Holdings in exchange for the merger consideration. The parties will prepare and file all tax returns consistent with the foregoing and will not take any inconsistent position on any tax return, or during the course of any proceeding with respect to taxes, except as otherwise required by applicable law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant governmental authority.

Withholding

UGI, Holdings, Merger Sub, AmeriGas and the Exchange Agent will be entitled to deduct and withhold from the merger consideration otherwise payable pursuant to the merger agreement such amounts, if any and which may include UGI Shares, as are required to be deducted and withheld with respect to the making of such payment under applicable tax law. To the extent amounts are so withheld and paid over to the appropriate governmental authority, such withheld amounts will be treated as having been paid to the former holder of AmeriGas common units in respect of whom such withholding was made. If withholding is taken in UGI Shares, UGI and the Exchange Agent will be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate governmental authority.

Adjustments to Prevent Dilution

The merger consideration, the Share Election Exchange Ratio, the Mixed Election Exchange Ratio and any other similar dependent item, as the case may be, will be appropriately adjusted to reflect fully the effect of any subdivision, reclassification, splits, share distributions, combination or exchanges of AmeriGas common units or UGI Shares prior to the completion of the merger to provide the AmeriGas Unitholders the same economic effect as contemplated by the merger agreement prior to such event.

Dividends and Distributions

No dividends or other distributions with respect to UGI Shares issued in the merger will be paid to the holder of any unsurrendered certificates or book-entry AmeriGas common units until such certificates or book-entry AmeriGas common units are surrendered. Following such surrender, subject to the effect of escheat, tax or other applicable law, there will be paid, without interest, to the record holder of the UGI Shares, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such UGI Shares with a record date after the completion of the merger and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such UGI Shares with a record date after the completion of the merger but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of UGI Shares, all UGI Shares to be issued pursuant to the merger will be entitled to dividends as if issued and outstanding as of the completion of the merger.

In addition, until the completion of the merger, the General Partner will (and UGI will, directly or indirectly, cause the GP Board to) determine, declare and cause AmeriGas to pay regular quarterly cash distributions on AmeriGas common units in accordance with the AmeriGas partnership agreement and in the ordinary course of business consistent with past practice, including with respect to the timing of record dates and payment dates; provided, however, that subject to applicable law and the AmeriGas partnership agreement, any such regular quarterly distribution will not be less than $0.95 per AmeriGas common unit. The General Partner will (and UGI will, directly or indirectly, cause the GP Board to) designate the record date for the quarterly cash distribution related to the quarter immediately prior to the quarter in which the completion of the merger occurs so that such record date precedes the completion of the merger so as to permit the payment of such quarterly distribution to the holders of the AmeriGas common units. Subject to the foregoing, it is the intention of UGI and AmeriGas that AmeriGas Unitholders not receive, for any quarter, distributions both in respect of AmeriGas common units and also dividends in respect of UGI Shares that they receive in exchange for such AmeriGas common units in the merger.

Section 16 Matters

Prior to the completion of the merger, UGI and AmeriGas have agreed to take all steps as may be required to cause any dispositions of AmeriGas common units resulting from the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AmeriGas, or will become subject to such reporting requirements with respect to UGI after the merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Other Covenants and Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, applicability of takeover statutes, securityholder litigation and public announcements.

Termination of the Merger Agreement

The merger agreement may be terminated prior to completion of the merger:

•	by the mutual written consent of UGI and AmeriGas duly authorized by the UGI Board and the GP Audit Committee, respectively;

•	by either of UGI or AmeriGas if:

•

completion of the merger does not occur on or before November 1, 2019; provided that this termination right will not be available to (i) a party whose failure to perform and comply in all material respects with its covenants and agreements in the merger agreement is the cause of the failure of completion of the merger or (ii) UGI or AmeriGas, respectively, if the other party has filed, and is pursuing, an action seeking specific performance of the merger agreement;

•

any restraint by law, injunction, judgment or ruling enacted, issued or enforced by any government authority is in effect, and has become final and nonappealable, that prohibits or makes illegal the completion of the merger and the transactions related thereto; provided, however, that this termination right is not available to UGI or AmeriGas if such restraint was due to the failure of such party to perform any of its obligations under the merger agreement; or

•	if the special meeting has occurred and the AmeriGas Unitholder Approval has not been obtained;

•	by UGI:

•	if the GP Audit Committee makes an AmeriGas adverse recommendation change, unless the AmeriGas Unitholder Approval has been obtained; or

•

if (i) AmeriGas or the General Partner has breached or failed to perform any of its covenants or agreements in the merger agreement or (ii) any representations or warranties made by AmeriGas or the General Partner in the merger agreement become untrue, in each case, in a way that the related condition to closing would not be satisfied, and such breach is either incurable or not cured within 30 days, provided, that, if UGI or Merger Sub is also in material breach of any representations, warranties, covenants or agreements in the merger agreement, UGI will not have the right to terminate the merger agreement pursuant to the foregoing; or

•

by AmeriGas (which may be effected by the GP Audit Committee) if (i) UGI has breached or failed to perform any of its covenants or agreements in the merger agreement or (ii) any representations or warranties made by UGI in the merger agreement become untrue, in each case, in a way that the related condition to closing would not be satisfied, and such breach is either incurable or not cured within 30 days, provided, that, if AmeriGas is also in material breach of any representations, warranties, covenants or agreements in the merger agreement, AmeriGas will not have the right to terminate the merger agreement pursuant to the foregoing.

Effect of Termination; Termination Fee and Expenses

If the merger agreement is validly terminated, then, except as described below, each of the parties will be relieved of its duties and obligations and such termination will be without liability to either party. However, termination will not relieve UGI, Holdings, Merger Sub or AmeriGas or the General Partner of any liability for failure to complete the merger and other transactions contemplated by the merger agreement when required under the agreement or for intentional fraud or any “willful breach” (as defined in the merger agreement).

The merger agreement contains various amounts payable under the circumstances described below:

•

if the merger agreement is terminated (i) by UGI due to an AmeriGas adverse recommendation change, (ii) by UGI or AmeriGas due to the AmeriGas Unitholder Approval not being obtained at the special meeting when an AmeriGas adverse recommendation change has occurred or (iii) by AmeriGas due to the failure of completion of the merger to occur prior to November 1, 2019, if at the time of such termination the AmeriGas Unitholder Approval had not been obtained and UGI could have terminated the merger agreement due to an AmeriGas adverse recommendation change, then AmeriGas shall pay UGI a termination fee of $20.0 million;

•

if the merger agreement is terminated (i) by UGI or AmeriGas due to the failure to obtain the AmeriGas Unitholder Approval (or by AmeriGas at a time when the merger agreement was terminable due to a failure to obtain the AmeriGas Unitholder Approval), other than if UGI failed to vote, and cause its affiliates to vote, the AmeriGas common units it or its affiliates own beneficially or of record in favor of the merger agreement, or (ii) by UGI due to a material uncured breach by UGI or the General Partner of any of such party’s respective covenants, agreements, representations or warranties, then AmeriGas shall reimburse UGI for its and its affiliates’ reasonably documented out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby, including the merger (up to $5.0 million); or

•

if the merger agreement is terminated by AmeriGas due to a material uncured breach by UGI of any of its covenants, agreements, representations or warranties, then UGI shall reimburse AmeriGas for its and its affiliates’ reasonably documented out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby, including the merger (up to $5.0 million).

In no event will UGI be entitled to the payment of the termination fee and expense reimbursement. Following payment of the termination fee, AmeriGas will not be obligated to pay any additional expenses incurred by UGI or its affiliates.

Amendment and Supplement; Waiver

At any time prior to the completion of the merger, the merger agreement may be amended or supplemented in any and all respects by written agreement of the parties, by action taken or authorized by the GP Board and the UGI Board; provided, however, that the GP Board may not take or authorize any such action unless it has first referred such action to the GP Audit Committee; provided, further, that following receipt of the AmeriGas Unitholder Approval, there will be no amendment or change to the provisions of the merger agreement which by applicable law or stock exchange rule would require further approval by the AmeriGas Unitholders, without such approval.

At any time prior to the completion of the merger, any party may, subject to applicable law, (i) waive any inaccuracies in the representations and warranties of any other party, (ii) extend the time for the performance of any of the obligations or acts of any other party, (iii) waive compliance by any other party with any of the agreements contained in the merger agreement or, except as otherwise provided herein, waive any of such party’s conditions or (iv) make or grant any consent under the merger agreement; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the GP Audit Committee. Notwithstanding the foregoing, no failure or delay by AmeriGas, the General Partner, UGI, Holdings or Merger Sub in exercising any right under the merger agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right under the merger agreement.

Assignment

Subject to certain exceptions, the merger agreement and any interests, rights or obligations under the merger agreement are not assignable, by operation of law or otherwise, by any party without the prior written consent of the other parties.

Specific Performance

The parties to the merger agreement have agreed that each party will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) any party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party has further agreed that no party is required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy, and each party has irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware.

THE SUPPORT AGREEMENT

The following describes the material provisions of the Support Agreement, a copy of which is attached as Annex C to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Support Agreement. This summary does not purport to be complete and may not contain all of the information about the Support Agreement that is important to you. UGI and AmeriGas encourage you to read carefully the Support Agreement in its entirety before making any decisions regarding the merger.

In order to complete the merger, AmeriGas must obtain approval of the merger agreement and the transactions contemplated thereby, including the merger, by the AmeriGas Unitholders. As a condition and inducement to the GP Audit Committee’s willingness to approve AmeriGas’ entrance into the merger agreement and to proceed with the merger, UGI caused the General Partner to enter into the Support Agreement.

The Support Agreement was entered into simultaneously with the execution of the merger agreement on April 1, 2019, by and between AmeriGas and the General Partner. The General Partner is the beneficial and record owner in the aggregate of, and has the right to vote and dispose of, 23,756,882 AmeriGas common units, representing approximately 25.6% of the voting power of the outstanding AmeriGas common units. Pursuant to the terms of the Support Agreement, the General Partner agreed, among other things, to vote all of the AmeriGas common units owned beneficially or of record by it or any of its subsidiaries as of April 1, 2019 or acquired thereafter by such parties prior to the termination of the Support Agreement (the “Covered Units”) (i) in favor of the merger, the approval of the merger agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the merger agreement, including the merger and the adjournment proposal, and (ii) against any action, agreement, transaction or proposal that is intended, would reasonably be expected or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect any of the transactions contemplated by the merger agreement, including the merger.

During the term of the Support Agreement, the General Partner agreed not to, without the written approval of the GP Audit Committee:

•

transfer, or enter into any contract, option, agreement or other arrangement or understanding with respect to the transfer of, any Covered Units or beneficial ownership or voting power thereof or therein (including by operation of law);

•	grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units; or

•	knowingly take any action that would have the effect of preventing or disabling the General Partner from performing its obligations under the Support Agreement.

Notwithstanding the foregoing, the General Partner may transfer Covered Units to any of its affiliates, provided that, prior to and as a condition to the effectiveness of such transfer, each transferee becomes a party to the Support Agreement. Any transfer in violation of the terms of the Support Agreement is void.

In connection with the foregoing restrictions, AmeriGas has notified the Exchange Agent, who is also serving as AmeriGas’ transfer agent, that there is a stop transfer order with respect to the Covered Units and that the Support Agreement places limits on the voting and transfer of such Covered Units until the termination of the Support Agreement.

The Support Agreement will remain in effect until the earlier to occur of (i) the completion of the merger, (ii) the termination of the merger agreement in accordance with its terms and (iii) the mutual written agreement of AmeriGas and the General Partner to terminate the Support Agreement.

UGI CORPORATION

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On April 1, 2019, UGI and AmeriGas entered into a definitive agreement providing for the merger of AmeriGas with and into a wholly owned subsidiary of UGI, with AmeriGas continuing as the surviving entity. Each AmeriGas common unit issued and outstanding as of immediately prior to the completion of the merger (other than AmeriGas common units held by UGI or its subsidiaries, including the General Partner) will be automatically converted into the right to receive, at the election of each AmeriGas Unitholder, but subject to any applicable withholding tax and the proration pursuant to the merger agreement, one of the following forms of consideration:

(i)	0.6378 UGI Shares;

(ii)	(A) $7.63 in cash, without interest, and (B) 0.500 UGI Shares; or

(iii)	$35.325 in cash, without interest.

The unaudited pro forma condensed consolidated financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of UGI. The historical consolidated financial statements of UGI consolidate AmeriGas, because UGI currently controls AmeriGas. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 of UGI has been prepared to give effect to the merger as if it had occurred on March 31, 2019. The unaudited pro forma condensed consolidated statements of income of UGI for the six months ended March 31, 2019 and fiscal year ended September 30, 2018 have been prepared to give effect to the merger as if it had occurred on October 1, 2017.

The merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation – Overall-Changes in a Parent’s Ownership Interest in a Subsidiary. UGI controls AmeriGas through its indirect ownership of the General Partner, and UGI’s financial statements include the consolidation of AmeriGas. Because UGI controls AmeriGas before and after the merger, the changes in UGI’s ownership interest in AmeriGas resulting from the merger will be accounted for as an equity transaction and no gain or loss will be recognized in UGI’s consolidated income statement resulting from the merger. In addition, the carrying amounts of AmeriGas’ assets and liabilities will not be adjusted. Finally, the tax effects of the merger will be reported as adjustments to deferred income taxes and UGI stockholders’ equity consistent with ASC 740, Income Taxes.

Under SEC regulations, pro forma adjustments to UGI’s condensed consolidated statements of income are limited to those that are (1) directly attributable to the merger, (2) factually supportable and (3) expected to have a continuing impact on the consolidated results. Under SEC regulations, pro forma adjustments to UGI’s condensed consolidated balance sheet are limited to those that give effect to events that are directly attributable to the merger and are factually supportable regardless of whether they have a continuing impact or are nonrecurring. The pro forma adjustments are based on the account balances and unit counts as of the pro forma balance sheet date, which may change between the pro forma balance sheet date and the closing date of the merger.

The unaudited pro forma condensed consolidated balance sheet and condensed consolidated statements of income should be read in conjunction with (i) UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, as updated in its Current Report on Form 8-K, filed on May 6, 2019, (ii) UGI’s Quarterly Report on Form 10-Q for the six months ended March 31, 2019, (iii) AmeriGas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018; and (iv) AmeriGas’ Quarterly Report on Form 10-Q for the six months ended March 31, 2019.

The unaudited pro forma adjustments, as described in the accompanying notes, are based upon available preliminary information and certain assumptions that UGI believes to be reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations or financial position of UGI would have been if the merger had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of UGI for any future periods or as of any date. The pro forma financial statements do not reflect any synergies that UGI may achieve as a result of the merger or the costs necessary to achieve any of those synergies. Actual results may vary significantly from results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

UGI CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2019

(in millions)

	UGI Historical	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$492.1	$(528.3)	(a)	$460.3
		496.5	(b)
Restricted cash	26.3	—		26.3
Accounts receivable, net	1,231.4	—		1,231.4
Accrued utility revenues	52.1	—		52.1
Inventories	222.0	—		222.0
Utility regulatory assets	1.3	—		1.3
Derivative instruments	32.2	—		32.2
Prepaid expenses and other current assets	122.6	—		122.6

Total current assets	2,180.0	(31.8)		2,148.2
Property, plant and equipment, net	5,917.0	—		5,917.0
Goodwill	3,147.8	—		3,147.8
Intangible assets, net	488.3	—		488.3
Utility regulatory assets	298.0	—		298.0
Derivative instruments	22.8	—		22.8
Other assets	297.0	75.4	(c)	372.4

Total assets	$12,350.9	$43.6		$12,394.5

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$18.0	$—		$18.0
Short-term borrowings	341.0	250.0	(b)	591.0
Accounts payable	652.1	21.5	(d)	673.6
Derivative instruments	31.0	—		31.0
Other current liabilities	735.2	—		735.2

Total current liabilities	1,777.3	271.5		2,048.8
Long-term debt	4,283.8	246.5	(b)	4,530.3
Deferred income taxes	970.8	(413.4)	(c)	557.4
Derivative instruments	16.5	—		16.5
Other noncurrent liabilities	986.5	—		986.5

Total liabilities	8,034.9	104.6		8,139.5

Equity:
UGI Corporation stockholders’ equity:
UGI Common Stock, without par value	1,219.0	(10.8)	(d)	1,616.0
		407.8	(e)
Retained earnings	2,818.2	(4.6)	(d)	2,813.6
Accumulated other comprehensive loss	(160.8)	—		(160.8)
Treasury stock, at cost	(23.4)	—		(23.4)

Total UGI Corporation stockholders’ equity	3,853.0	392.4		4,245.4
Noncontrolling interests	463.0	(453.4)	(e)	9.6

Total equity	4,316.0	(61.0)		4,255.0

Total liabilities and equity	$12,350.9	$43.6		$12,394.5

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

UGI CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended March 31, 2019

(in millions, except per share data)

	UGI Historical	Pro Forma Adjustments		Combined Pro Forma
Revenues	$4,806.3	$—		$4,806.3

Costs and expenses:
Cost of sales (excluding depreciation and amortization shown below)	2,851.9	—		2,851.9
Operating and administrative expenses	1,039.9	(0.8)	(f)	1,039.1
Depreciation and amortization	220.1	—		220.1
Other operating income, net	(12.1)	—		(12.1)

	4,099.8	(0.8)		4,099.0

Operating income	706.5	0.8		707.3
Income from equity investees	3.1	—		3.1
Loss on extinguishments of debt	(6.1)	—		(6.1)
Other non-operating income, net	16.9	—		16.9
Interest expense	(121.2)	(12.9)	(g)	(134.1)

Income before income taxes	599.2	(12.1)		587.1
Income tax expense	(114.0)	(46.5)	(h)	(160.5)

Net income including noncontrolling interests	485.2	(58.6)		426.6
Deduct net income attributable to noncontrolling interests	(175.6)	175.4	(i)	(0.2)

Net income attributable to UGI Corporation	$309.6	$116.8		$426.4

Earnings per common share attributable to UGI Corporation stockholders:
Basic	$1.77			$2.04

Diluted	$1.74			$2.01

Weighted-average common shares outstanding (thousands):
Basic	174,461	34,658	(j)	209,119

Diluted	177,446	34,681	(j)	212,127

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

UGI CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Fiscal Year Ended September 30, 2018

(in millions, except per share data)

	UGI Historical	Pro Forma Adjustments		Combined Pro Forma
Revenues	$7,651.2	$—		$7,651.2

Costs and expenses:
Cost of sales (excluding depreciation and amortization shown below)	4,074.9	—		4,074.9
Operating and administrative expenses	2,012.8	(1.6)	(f)	2,011.2
Impairment of Partnership tradenames and trademarks	75.0	—		75.0
Depreciation and amortization	455.1	—		455.1
Other operating income, net	(31.3)	—		(31.3)

	6,586.5	(1.6)		6,584.9

Operating income	1,064.7	1.6		1,066.3
Income from equity investees	4.3	—		4.3
Gain on foreign currency contracts, net	16.2	—		16.2
Pension and other postretirement plans non-service expense	(0.6)	—		(0.6)
Interest expense	(230.1)	(25.7)	(g)	(255.8)

Income before income taxes	854.5	(24.1)		830.4
Income tax expense	(32.1)	(25.6)	(h)	(57.7)

Net income including noncontrolling interests	822.4	(49.7)		772.7
(Deduct net income) add net loss attributable to noncontrolling interests	(103.7)	106.7	(i)	3.0

Net income attributable to UGI Corporation	$718.7	$57.0		$775.7

Earnings per common share attributable to UGI Corporation stockholders:
Basic	$4.13			$3.72

Diluted	$4.06			$3.67

Weighted-average common shares outstanding (thousands):
Basic	173,908	34,639	(j)	208,547

Diluted	176,905	34,665	(j)	211,570

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial statements (the “Unaudited Pro Forma Statements”) give effect to the merger as an equity transaction. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if it had occurred on March 31, 2019. The unaudited pro forma condensed consolidated statements of income for the six months ended March 31, 2019 and for the fiscal year ended September 30, 2018 give effect to the merger as if it had occurred on October 1, 2017.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and the assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of UGI would have been if the merger had occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of UGI for any future periods or as of any date.

In connection with the merger, UGI expects to use the net proceeds from borrowings under the new Term Loan Facility in an aggregate principal amount of $250 million and the net proceeds from short-term borrowing of $250 million under the new Revolving Credit Facility, plus cash on hand, to pay the cash consideration associated with the merger.

The following is the estimated merger consideration for the merger calculated using actual share amounts (in millions, except per share/unit and ratio amounts):

Merger Consideration
AmeriGas common units to be exchanged (1)	69.243
Cash payment for each AmeriGas common unit (2)	$7.63

Total cash portion of merger consideration	$528.3

AmeriGas common units to be exchanged (1)	69.243
UGI exchange ratio for each AmeriGas common unit (2)	0.5

Total UGI Shares assumed to be issued	34.621
UGI Share closing price as of June 20, 2019	$53.09

Fair value of equity portion of merger consideration (3)	$1,838.0

Total merger consideration (3)	$2,366.3

(1)	Reflects AmeriGas common units not held by UGI or its subsidiaries, including the General Partner, outstanding as of May 31, 2019.
(2)

Reflects the cash payment amount for each AmeriGas common unit and the exchange ratio for each AmeriGas common unit to be received by the AmeriGas Unitholders, other than UGI or its subsidiaries (including the General Partner).

(3)	A $1 change in the price of a UGI Share would change the total consideration by approximately $35 million.

Note 2—Pro Forma Adjustments and Assumptions

Unaudited Pro Forma Condensed Consolidated Balance Sheet Adjustments

(a)	Reflects cash used to pay the cash portion of consideration associated with the merger.

(b)

Reflects the effects of the Term Loan Facility of $250 million, net of $3.5 million of deferred debt issuance costs, and borrowings of $250 million under the Revolving Credit Facility to pay a portion of the cash consideration associated with the merger.

(c)

Reflects the estimated impact on deferred income taxes resulting from the merger using the General Partner’s combined statutory federal and state income tax rate of 25.2%. The amount reflects a net adjustment of $488.8 million to deferred income taxes, $482.7 million ($380.2 million federal deferred taxes and $102.5 million state deferred taxes) of which relates to the effects of the change in ownership and the step-up in tax basis as a result of UGI’s acquisition of the publicly held interests in AmeriGas. The deferred income tax impact is an estimate based on preliminary information and assumptions used in preparing these Unaudited Pro Forma Statements and is subject to change.

(d)

Reflects the impact of estimated transaction costs of $21.5 million directly attributable to the merger. The transaction costs include fees related to financial advisory, legal services and other professional fees expected to be paid in 2019. As the merger involves the acquisition of noncontrolling interests accounted for as an equity transaction, the transaction costs incurred by UGI of $15.1 million, net of estimated tax benefit of $4.3 million, will be recognized as an adjustment to common stock upon exchange of securities at closing. Transaction costs incurred by AmeriGas of $6.4 million, net of estimated tax benefit of $1.8 million, will be expensed in the period in which they occur and have been reflected in the pro forma balance sheet as an adjustment to retained earnings.

(e)

The merger, which involves a change in UGI’s ownership interests in its wholly owned subsidiary, AmeriGas, has been accounted for as an equity transaction in accordance with ASC 810. As described in Note 2(c), the merger is expected to result in the recognition of a deferred tax asset totaling $482.7 million. This tax impact is presented as an increase to common stock consistent with the accounting for tax effects of transactions with noncontrolling shareholders pursuant to ASC 740. The remaining adjustments to common stock comprise the reallocation of the noncontrolling interests previously reported by UGI and the cash portion of the merger consideration. The following table summarizes the pro forma adjustments to common stock and noncontrolling interests resulting from the merger (in millions):

	Common Stock, without Par Value	Noncontrolling Interests
Cash consideration	$(528.3)	$—
Deferred tax adjustments (see Note 2(c))	482.7	—
Eliminate noncontrolling interests to reflect historical cost	453.4	(453.4)

Total pro forma adjustments	$407.8	$(453.4)

Unaudited Pro Forma Condensed Consolidated Statement of Income Adjustments

(f)	Reflects estimated cost savings such as the elimination of corporate governance and reporting costs associated with expected termination of AmeriGas as a publicly traded company.

(g)

Reflects net incremental interest expense, including amortization of deferred debt issuance costs, associated with the Term Loan Facility of $250 million and short-term borrowings of $250 million under the Revolving Credit Facility directly attributable to the merger. The interest rate on the Credit Facility is expected to be approximately 5% per annum, calculated based on LIBOR plus an applicable margin of 1.75%.

(h)

Reflects estimated net income tax expense using UGI’s statutory federal and state income tax rate of 28.5% for the six months ended March 31, 2019 and 31.0% for the fiscal year ended September 30, 2018.

For the six months ended March 31, 2019, the amount reflects the combined effects of (i) $50.0 million of income tax expense on the income previously attributable to AmeriGas’ noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $0.2 million of income tax expense on cost savings resulting from the merger; and (iii) $3.7 million of income tax benefit related to the interest expense on debt incurred as a direct result of the merger.

For the fiscal year ended September 30, 2018, the amount reflects the combined effects of (i) $33.1 million of income tax expense on the income previously attributable to AmeriGas’ noncontrolling interest holders that was not previously subject to corporate income taxes; (ii) $0.5 million of income tax expense on cost savings resulting from the merger; and (iii) $8.0 million of income tax benefit related to the interest expense on debt incurred as a direct result of the merger.

(i)

Reallocates net income previously allocated to noncontrolling interests related to the AmeriGas common units not held by UGI or its subsidiaries, including the General Partner, to net income attributable to UGI.

(j)	Reflects adjustments to a weighted average basic and diluted shares to give effect to each AmeriGas Unitholder entitled to receive 0.500 UGI Shares in connection with the merger as follows:

	Six Months Ended March 31, 2019		Fiscal Year Ended September 30, 2018
	Basic	Diluted	Basic	Diluted
Weighted-average UGI Shares outstanding (in thousands):
Weighted-average AmeriGas common units outstanding	93,072	93,118	93,034	93,086
Less: AmeriGas common units outstanding held by UGI	(23,757)	(23,757)	(23,757)	(23,757)

Weighted-average AmeriGas common units outstanding not held by UGI	69,315	69,361	69,277	69,329
Mixed Election Exchange Ratio for each AmeriGas common unit	0.5	0.5	0.5	0.5

Pro forma equivalent weighted average UGI Shares outstanding for AmeriGas common units	34,658	34,681	34,639	34,665

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger and of owning and disposing of the UGI Shares received in the merger that may be relevant to a U.S. Holder (as defined below). This discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all as in effect on the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the merger or of owning and disposing of the UGI Shares received pursuant thereto.

This discussion is limited to U.S. Holders of AmeriGas common units that hold their AmeriGas common units, and will hold UGI Shares received in the merger, if any, as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. In addition, it does not address consequences relevant to U.S. Holders subject to special rules under U.S. federal income tax laws, including, without limitation:

•	banks, financial institutions and insurance companies;

•	tax-exempt and governmental organizations;

•	partnerships, S corporations and other pass-through entities (and investors therein);

•	real estate investment trusts and regulated investment companies;

•	brokers and dealers in stocks, securities, commodities, or currencies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	persons subject to the alternative minimum tax;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who acquired AmeriGas common units as a gift or pursuant to the exercise (or deemed exercise) of employee stock options, through a tax qualified retirement plan or otherwise as compensation;

•	persons whose functional currency is not the U.S. dollar;

•	persons who hold AmeriGas common units or will hold UGI Shares as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

•	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to AmeriGas common units or UGI Shares being taken into account in an applicable financial statement.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds AmeriGas common units, the tax treatment of a partner in such an entity or arrangement will generally depend on the status of the partner and the activities of the entity or arrangement. A partner in such an entity or arrangement should consult his/her own tax advisor regarding the tax consequences of the merger and of owning and disposing of any UGI Shares received in the merger.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AmeriGas common units that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF UGI SHARES RECEIVED IN THE MERGER. EACH AMERIGAS UNITHOLDER IS STRONGLY URGED TO CONSULT WITH AND RELY UPON HIS/HER OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO HIM OR HER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF UGI SHARES RECEIVED PURSUANT TO THE MERGER, TAKING INTO ACCOUNT HIS/HER OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger to U.S. Holders

Tax Treatment of the Merger

The receipt of merger consideration in exchange for AmeriGas common units pursuant to the merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, the merger will be treated as a taxable sale of a U.S. Holder’s AmeriGas common units in exchange for the merger consideration.

Amount and Character of Gain or Loss Recognized

Generally, a U.S. Holder who exchanges AmeriGas common units pursuant to the merger will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the amount of cash received, (B) the fair market value of the UGI Shares received, if any, and (C) such U.S. Holder’s share of AmeriGas’ nonrecourse liabilities immediately prior to the merger and (ii) such U.S. Holder’s adjusted tax basis in the AmeriGas common units exchanged therefor (which tax basis includes the U.S. Holder’s share of AmeriGas’ nonrecourse liabilities immediately prior to the merger). A U.S. Holder’s adjusted tax basis in his/her AmeriGas common units depends on many factors, including the amount the U.S. Holder paid for the AmeriGas common units, distributions the U.S. Holder has received from AmeriGas, the U.S. Holder’s share of AmeriGas’ income and losses and other considerations.

Except as noted below, gain or loss recognized by a U.S. Holder on the exchange of AmeriGas common units pursuant to the merger will generally be taxable as capital gain or capital loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or ordinary loss under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by AmeriGas and its subsidiaries. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the exchange of AmeriGas common units pursuant to the merger and may be recognized even if there is a net taxable loss realized on the exchange. Thus, a U.S. Holder may recognize both ordinary income and a capital loss upon the exchange of AmeriGas common units in the merger.

Capital gain or loss recognized by a U.S. Holder will generally be long-term capital gain or loss if the U.S. Holder has held his/her AmeriGas common units for more than twelve months as of the effective time of the merger. If the U.S. Holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. Holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S. Holders that are corporations may only be used to offset capital gains.

The amount of gain or loss recognized by a U.S. Holder pursuant to the merger will vary depending on the U.S. Holder’s particular situation, including the value of any UGI Shares received by the U.S. Holder, the adjusted tax basis of the AmeriGas common units exchanged and the amount of any suspended passive losses that may be available to offset gain recognized by the U.S. Holder. Passive losses that were not deductible by a U.S. Holder in prior taxable periods because they exceeded the U.S. Holder’s share of AmeriGas’ income may be deducted in full upon the U.S. Holder’s taxable disposition of his/her entire investment in AmeriGas pursuant to the merger. Each U.S. Holder is strongly urged to consult his/her own tax advisor with respect to the tax consequences to him/her of the merger, taking into account his/her own particular circumstances.

AmeriGas’ Items of Income, Gain, Loss and Deduction for the Taxable Period that Includes the Completion Date of the Merger

A U.S. Holder will be allocated his/her share of AmeriGas’ items of income, gain, loss and deduction for AmeriGas’ taxable period that includes the completion date of the merger in accordance with the terms of the AmeriGas partnership agreement. A U.S. Holder will be subject to U.S. federal income taxes on any such income and gain even if the U.S. Holder does not receive a cash distribution from AmeriGas. Any such income and gain allocated to a U.S. Holder will increase the U.S. Holder’s tax basis in his/her AmeriGas common units and, therefore, will reduce the gain, or increase the loss, recognized by the U.S. Holder as a result of the merger. Any losses or deductions allocated to a U.S. Holder will decrease the U.S. Holder’s tax basis in his/her AmeriGas common units held and, therefore, will increase the gain, or reduce the loss, recognized by the U.S. Holder as a result of the merger.

Tax Basis and Holding Period in UGI Shares Received in the Merger

A U.S. Holder’s tax basis in the UGI Shares received in the merger will equal the fair market value of such shares, and his/her holding period for such shares will begin on the day after the completion date of the merger.

Tax Consequences to U.S. Holders of Owning and Disposing of UGI Shares Received in the Merger

Distributions on UGI Shares Received in the Merger

For U.S. federal income tax purposes, distributions of cash by UGI to a U.S. Holder with respect to UGI Shares received in the merger will generally be included in a U.S. Holder’s income as ordinary dividend income to the extent of UGI’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to UGI Shareholders by UGI after the merger may exceed UGI’s current and accumulated earnings and profits. Distributions of cash in excess of UGI’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. Holder’s adjusted tax basis in such U.S. Holder’s UGI Shares and, to the extent the distribution exceeds such U.S. Holder’s adjusted tax basis, as capital gain from the sale or exchange of such UGI Shares. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. Holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of UGI Shares Received in the Merger

Upon the sale, exchange, or other taxable disposition of UGI Shares received in the merger, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the UGI Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the UGI Shares disposed of is more than twelve months at the time of such taxable disposition. Long-term capital gains of individual U.S. Holders are generally taxed at reduced rates. Capital losses recognized by a U.S. Holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S. Holders that are corporations may only be used to offset capital gains.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the merger and in connection with distributions made with respect to, or dispositions of, UGI Shares received in the merger. A U.S. Holder may be subject to U.S. backup withholding on payments made pursuant to the merger or on distributions made with respect to, or on payments made pursuant to dispositions of, UGI Shares received in the merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

DESCRIPTION OF UGI SHARES

UGI Shares entitle the holders to participate in dividends that UGI declares and to exercise the rights and privileges available to UGI Shareholders under the current bylaws of UGI.

Where UGI Shares Are Traded

UGI Shares are listed on the NYSE under the symbol “UGI.” The UGI Shares received by AmeriGas Unitholders in connection with the merger as part of the merger consideration, if applicable, will also be listed on the NYSE.

Quarterly Dividends

The current bylaws of UGI allows the UGI Board to declare quarterly dividends, subject to applicable law and customary restrictions. Please see “Comparison of Rights of UGI Shareholders and AmeriGas Unitholders—Distributions of Available Cash” for a further discussion of UGI’s quarterly dividends.

Transfer Agent and Registrar

UGI’s transfer agent and registrar for the UGI Shares is Computershare Inc.

COMMON UNIT MARKET PRICE AND

DISTRIBUTION INFORMATION

Where AmeriGas Common Units Are Traded

AmeriGas common units are listed on the NYSE under the symbol “APU.”

Common Unit Market Price Information

On April 1, 2019, the last trading day prior to the public announcement of the execution of the merger agreement, the reported closing price of the AmeriGas common units on the NYSE was $31.13 per AmeriGas common unit. On                 , 2019, the most recent practicable trading day before the printing of this proxy statement/prospectus, high and low reported sales prices of AmeriGas common units were $         and                 , respectively. As of                 , 2019, there were approximately                  AmeriGas Unitholders, including beneficial owners of AmeriGas common units held in “street name.”

The following table shows the high and low sales prices per AmeriGas common unit, as reported by the NYSE, as well as the cash distributions paid per AmeriGas common unit for the periods indicated.

	AmeriGas Common Units
	High		Low		Cash Distributions
Fiscal Year 2019
Third quarter (through , 2019)	$		$		$—
Second quarter		$31.75		$24.18	$0.9500
First quarter		$40.81		$22.75	$0.9500
Fiscal Year 2018
Fourth quarter		$43.79		$39.01	$0.9500
Third quarter		$43.30		$39.42	$0.9500
Second quarter		$48.37		$39.41	$0.9500
First quarter		$46.85		$43.61	$0.9500
Fiscal Year 2017
Fourth quarter		$46.50		$42.00	$0.9500
Third quarter		$47.92		$42.52	$0.9500
Second quarter		$50.00		$44.25	$0.9400
First quarter		$48.24		$43.50	$0.9400
Fiscal Year 2016
Fourth quarter		$50.11		$43.88	$0.9400
Third quarter		$47.02		$40.81	$0.9400
Second quarter		$44.16		$32.36	$0.9200
First quarter		$44.96		$30.80	$0.9200

The AmeriGas partnership agreement provides that AmeriGas will distribute its cash available for distributions, if any, to AmeriGas Unitholders of record on the applicable record date (such distributions are more fully described in “Comparison of Rights of UGI Shareholders and AmeriGas Unitholders”). As a result of the cancellation of the AmeriGas common units held by AmeriGas Unitholders other than AmeriGas common units held by UGI or its subsidiaries, including the General Partner, in connection with the merger, AmeriGas will no longer make quarterly distributions to AmeriGas Unitholders (other than the General Partner and Holdings) after the completion of the merger.

The merger agreement restricts the ability of AmeriGas, prior to the completion of the merger, to declare, set aside or pay any distribution payable in cash, equity or property in respect of any AmeriGas common unit, other than regular quarterly cash distributions of $0.95 per AmeriGas common unit, which, pursuant to the merger agreement, the General Partner must (and UGI must, directly or indirectly, cause the GP Board to)

determine, declare and cause AmeriGas to pay such regular quarterly cash distributions of $0.95 per AmeriGas common unit, subject to applicable law and the AmeriGas partnership agreement, in the ordinary course of business consistent with past practice, including with respect to the timing of record dates and payment dates. Pursuant to the merger agreement, the General Partner will (and UGI will, directly or indirectly, cause the GP Board to) designate the record date for the quarterly cash distribution related to the quarter immediately prior to the quarter in which the completion of the merger occurs so that such record date precedes the completion of the merger so as to permit the payment of such quarterly distribution to the holders of the AmeriGas common units. Subject to the foregoing, it is the intention of UGI and AmeriGas that AmeriGas Unitholders not receive, for any quarter, distributions both in respect of AmeriGas common units and also dividends in respect of UGI Shares that they receive in exchange for such AmeriGas common units in the merger. See “Proposal 1: The Merger Agreement—Conduct of Business Prior to Closing” and “—Dividends and Distributions.”

If the merger is not completed, the payment of quarterly cash distributions by AmeriGas in the future will depend on its cash available for distributions as determined in the AmeriGas partnership agreement.

CERTAIN PURCHASES AND SALES OF

COMMON UNITS

Other than issuances pursuant to the AmeriGas LTIPs (or transactions as a result thereof by any independent directors) consistent with historical practices of AmeriGas, there have been no transactions in the last 60 days in the AmeriGas common units by AmeriGas, the General Partner, UGI, Holdings, Merger Sub or AGI or any executive officer, director, associate or majority-owned subsidiary of the foregoing parties or by any pension, profit-sharing or similar plan of the foregoing parties. In addition, none of AmeriGas, UGI, the General Partner, Holdings, Merger Sub or AGI or any of their respective affiliates have purchased any AmeriGas common units during the past two years.

EQUITY SECURITY OWNERSHIP

AmeriGas voting securities consist of the AmeriGas common units. The AmeriGas common unit ownership amounts below contain certain information about AmeriGas Unitholders whom AmeriGas believes are the “beneficial owners” of more than 5% of the outstanding AmeriGas common units. Except as described below, AmeriGas knows of no person that beneficially owns more than 5% of the outstanding AmeriGas common units, based solely on filings made with the SEC.

UGI voting securities consist of the UGI Shares. The UGI Share ownership amounts below contain certain information about UGI Shareholders whom UGI believes are the “beneficial owners” of more than 5% of the outstanding UGI Shares. Except as described below, UGI knows of no person that beneficially owns more than 5% of the outstanding UGI Shares, based solely on filings made with the SEC.

The percentage of beneficial ownership is calculated on the basis of 92,999,294 AmeriGas common units outstanding and 174,168,323 UGI Shares outstanding, in each case, as of April 1, 2019. The amounts and percentages of AmeriGas common units and/or UGI Shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The SEC has defined the “beneficial owner” of a security to include any person who, directly or indirectly, has or shares voting power and/or investment power over such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all AmeriGas common units and/or UGI Shares shown as beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of AmeriGas Common Units (a)		Percentage of AmeriGas Common Units Beneficially Owned (h)	Amount and Nature of Beneficial Ownership of UGI Shares (a)		Percentage of UGI Shares Beneficially Owned (o)
R. F. Beard	0		0%	153,479	(i)	**
L. A. Bergman	1,847		*	5,268		**
M. S. Bort	0		0%	152,757	(j)	**
C. Dadamo	0		0%	0		0%
T. A. Dosch	0		0%	25,343		**
T. E. Fee	5,498		*	21,969		**
B. R. Ford	14,552	(b)	*	450		**
H. J. Gallagher	15,913		*	56,710		**
M. M. Gaudiosi	0		0%	479,109		**
R. W. Gochnauer	0		0%	128,620		**
A. N. Harris	0		0%	17,288		**
J. R. Hartmann	7,985		*	0		0%
J.L. Hartz	0		0%	168,390	(k)	**
F. S. Hermance	3,683		*	269,848	(l)	**
T. J. Jastrzebski	0		0%	66,929		**
A.P. Kelly	0		0%	16,351		**
W. J. Marrazzo	17,736	(c)	*	0		0%
R. Perreault	220		*	122,982		**
A. Pol	13,815		*	255,151		**
P. A. Ramos	8,689		*	0		0%
K. A. Romano	0		0%	7,240		**
A. D. Rosback	8,042		*	67,967		**
M. O. Schlanger	17,736	(d)	*	350,972	(m)	**
J. B. Stallings, Jr.	0		0%	47,414		**
K. R. Turner	21,337	(e)	*	0		0%
J. L. Walsh	12,000	(f)	*	2,354,892	(n)	1.3%
Directors and executive officers as a group (26 persons)	149,053		*	4,761,715		2.7%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of AmeriGas Common Units (a)		Percentage of AmeriGas Common Units Beneficially Owned (h)	Amount and Nature of Beneficial Ownership of UGI Shares (a)		Percentage of UGI Shares Beneficially Owned (o)

UGI Corporation	23,756,882	(g)	25.6%	0		0%
AmeriGas, Inc.	23,756,882	(g)	25.6%	0		0%
AmeriGas Propane, Inc.	23,756,882	(g)	25.6%	0		0%
AmeriGas Propane Holdings, Inc.	0		0%	0		0%
AmeriGas Propane Holdings, LLC	0		0%	0		0%

Other 5% or more unitholders/shareholders:
The Vanguard Group, Inc. (p)	***		***	19,200,452	(q)	11.0%
Blackrock Inc. (r)	***		***	17,414,409	(s)	10.0%
Wellington Management Group LLP (t)	***		***	10,132,445	(u)	5.8%
State Street Corporation (v)	***		***	9,112,507	(w)	5.2%

*	Less than 1% of issued and outstanding AmeriGas common units as of April 1, 2019.
**	Less than 1% of issued and outstanding UGI Shares as of April 1, 2019.
***	No beneficial ownership of AmeriGas common units is reflected due to there having been no filings made with the SEC to disclose such reporting person’s beneficial ownership of AmeriGas common units.
(a)	Sole voting and investment power unless otherwise specified.
(b)

Mr. Ford’s AmeriGas common units are held in the following manner: (i) 700 AmeriGas common units are held jointly with his spouse; (ii) 50 AmeriGas common units are held jointly with Colleen Ford; (iii) 50 AmeriGas common units are held jointly with Kevin Ford; and (iv) 50 AmeriGas common units are held jointly with Brandon Ford. 600 AmeriGas common units are also owned by Mr. Ford’s spouse.

(c)	Mr. Marrazzo’s AmeriGas common units are held jointly with his spouse.
(d)	1,000 AmeriGas common units shown are owned by Mr. Schlanger’s spouse. Mr. Schlanger disclaims beneficial ownership of his spouse’s AmeriGas common units.
(e)

The Turner Family Partnership holds 1,000 of Mr. Turner’s AmeriGas common units and Mr. Turner disclaims beneficial ownership of these AmeriGas common units, except to the extent of his interest as the general partner of the Turner Family Partnership.

(f)	Mr. Walsh’s AmeriGas common units are held jointly with his spouse.
(g)

AGI is a wholly-owned subsidiary of UGI and the General Partner is an indirect, wholly-owned subsidiary of AGI. By virtue of these relationships, AGI and UGI are also beneficial owners of the AmeriGas common units set forth in the above table. The address of each AGI, the General Partner and UGI is 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

(h)	The AmeriGas LTIPs provide that AmeriGas Phantom Units will be converted to AmeriGas common units and paid out to directors upon termination of service.
(i)	Includes 6,666 UGI Shares held in Mr. Beard’s Utilities Savings Plan.
(j)	Includes 14,345 UGI Shares held jointly with Ms. Bort’s spouse.
(k)	Mr. Hartz holds 29,308 UGI Shares jointly with his spouse.
(l)	Includes 150,000 UGI Shares held jointly with Mr. Hermance’s spouse.
(m)	Includes 3,000 UGI Shares held by Mr. Schlanger’s spouse. Mr. Schlanger disclaims beneficial ownership of the UGI Shares owned by his spouse.
(n)	Includes 452,226 UGI Shares held in joint tenancy with Mr. Walsh’s spouse.
(o)	Includes options exercisable within 60 days of April 1, 2019.
(p)	The address of The Vanguard Group, Inc. is P.O. Box 2600, Valley Forge, Pennsylvania 19482.
(q)

The Vanguard Group, Inc., and certain related entities, has shared voting power with respect to 33,761 shares, sole voting power with respect to 119,753 UGI Shares, no voting power with respect to 19,046,938 UGI Shares, shared investment power with respect to 144,749 UGI Shares, and sole investment power with respect to 19,055,703 UGI Shares.

(r)	The address of Blackrock Inc. is 55 East 52nd Street, New York, New York 10055.
(s)

Blackrock Inc., and certain related entities, has sole voting power with respect to 16,217,211 UGI Shares, sole investment power with respect to 17,414,409 UGI Shares, and no voting power with respect to 1,197,198 UGI Shares.

(t)	The address of Wellington Management Group LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.
(u)

Wellington Management Group LLP, and certain related entities, has shared voting power with respect to 8,861,765 UGI Shares, shared investment power with respect to 10,132,445 UGI Shares and no voting power with respect to 1,270,680 UGI Shares.

(v)	The address of State Street Corporation is One Lincoln Street, Boston, Massachusetts 02111.
(w)

State Street Corporation, and certain related entities, has shared voting power with respect to 8,395,677 UGI Shares, no voting power with respect to 716,830 UGI Shares, and shared investment power with respect to 9,112,507 UGI Shares.

COMPARISON OF RIGHTS OF UGI SHAREHOLDERS AND AMERIGAS UNITHOLDERS

The rights of UGI Shareholders are currently governed by UGI’s Second Amended and Restated Articles of Incorporation, dated June 6, 2005, as amended (as amended, the “UGI Articles of Incorporation”), UGI’s Amended and Restated Bylaws, dated July 25, 2017, (the “UGI Bylaws”) and the PBCL. The rights of AmeriGas Unitholders are currently governed by the AmeriGas partnership agreement and the DRULPA. Following the completion of the merger, the UGI Articles of Incorporation and the UGI Bylaws, together with the PBCL, will govern the rights of UGI Shareholders and the current AmeriGas Unitholders.

There are many differences between the rights of AmeriGas Unitholders and the rights of UGI Shareholders. Some of these, such as distribution and voting rights, are significant. The following description summarizes the material differences that may affect the rights of AmeriGas Unitholders and UGI Shareholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. AmeriGas Unitholders should read carefully the relevant provisions of the UGI Articles of Incorporation, the UGI Bylaws and the AmeriGas partnership agreement. Copies of documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

The rights of AmeriGas Unitholders are currently governed by AmeriGas’ certificate of limited partnership, the AmeriGas partnership agreement and the DRULPA. In the merger, AmeriGas common units will be converted into the right to receive UGI Shares, cash or a combination of UGI Shares and cash. The rights of holders of UGI Shares will be governed by the UGI Articles of Incorporation, the UGI Bylaws and the PBCL.

Set forth below is a discussion of the material differences between the rights of a holder of AmeriGas common units, on the one hand, and the rights of a holder of UGI Shares, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the PBCL, the DRULPA and the constituent documents of AmeriGas and UGI, as applicable.

UGI	AmeriGas
AUTHORIZED CAPITAL STOCK / UNITS

UGI’s authorized capital stock consists of 450,000,000 shares of common stock, without par value, 1,000 shares of restructuring stock, without par value, 5,000,000 shares of series preference stock, without par value, and 5,000,000 shares of series preferred stock, without par value.

The UGI Board may in its discretion, without shareholder approval, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of preference or preferred stock. Pursuant to the UGI Articles of Incorporation, 1,000,000 shares of preference stock have been designated as “First Series Preference Stock” with such rights and preferences as further described in the UGI Articles of Incorporation. The UGI Board is authorized, at any time or from time to time, to divide any or all of such other shares of preference stock or any shares of preferred stock into one or more other series or classes, to fix and determine the number of shares and

The AmeriGas partnership agreement authorizes AmeriGas to issue an unlimited number of additional limited partner interests and other equity securities that are senior to, equal in rank with or junior to the common units on terms and conditions established by the General Partner in its sole discretion without the approval of the AmeriGas Unitholders. No fractional units shall be issued by AmeriGas.

As of April 1, 2019, AmeriGas had issued and outstanding 92,999,294 common units and a 1% general partner interest. In conjunction with the merger, the AmeriGas common units will convert into the right to receive the merger consideration, other than the AmeriGas common units held by the General Partner, which will be unaffected by the merger, or by UGI and its other subsidiaries, which will be automatically cancelled with no consideration being paid thereon. The general partner interest will convert into (i) 10,615,711 common units in

UGI	AmeriGas

the designation of such series or class, and to fix and determine the voting rights, designations, preferences, limitations and special rights of any such class or series, to the fullest extent permitted by the laws of the Commonwealth of Pennsylvania.

As of March 1, 2019, UGI had issued and outstanding 174,103,366 shares of common stock, no shares of preference stock (including shares of First Series Preference Stock), no shares of restructuring stock and no shares of preferred stock.

Under the rules of the NYSE, subject to certain exceptions, shareholder approval is required for the issuance of UGI Shares equal to or in excess of 20% of the number of shares of UGI common stock outstanding before the issuance of the additional UGI Shares.

AmeriGas, which will remain outstanding, and (ii) a non-economic general partner interest in AmeriGas.

As a limited partnership, AmeriGas is exempt from the NYSE rule that would require equityholder approval for the issuance of equity equal to or in excess of 20% of the number of AmeriGas common units outstanding before the issuance of the additional AmeriGas equity. Therefore, approval of the AmeriGas Unitholders is not required for such issuances under the rules of the NYSE.

VOTING RIGHTS

Pursuant to Pennsylvania law and the UGI Articles of Incorporation, each holder of a UGI Share is entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled to vote. No holder of UGI Shares is entitled to cumulative voting with regard to the election of the directors.

Under Section 321(c) of the PBCL, a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Under Section 321(d) of the PBCL, no shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%-owned subsidiary into the parent.

Under the AmeriGas partnership agreement, each record holder of a common unit has a vote according to such holder’s percentage interest in AmeriGas; provided that if at any time any person or group (other than AmeriGas and its affiliates) owns beneficially 20% or more of all AmeriGas common units, such common units shall not be voted on any matter or considered for determining the presence of a quorum. The holders of a majority of the outstanding AmeriGas common units, represented in person or by proxy, will constitute a quorum unless any action by the AmeriGas Unitholders requires approval by holders of a greater percentage of the AmeriGas common units, in which case the quorum will be the greater percentage. AmeriGas common units that are owned by non-citizen assignees will be voted by the General Partner and the General Partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

The approval of a majority of AmeriGas’ outstanding common units is required (unless a greater or different percentage is required under the AmeriGas partnership agreement) to approve certain actions, including the approval of (i) certain amendments to the AmeriGas partnership agreement, (ii) in certain circumstances, the merger of AmeriGas or the sale of all or substantially all of its assets and (iii) the dissolution of AmeriGas.

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NUMBER OF DIRECTORS; CLASSIFICATION
The UGI Articles of Incorporation and the UGI Bylaws provide that the number of directors on the UGI Board will be established from time to time pursuant to a resolution adopted by a majority of the total number of authorized directors. The UGI Board currently has ten members. The PBCL permits classified boards but UGI does not currently have a classified board of directors.	AmeriGas does not have a board of directors. The General Partner is the general partner of AmeriGas and manages AmeriGas’ operations and activities. The General Partner has a board of directors consisting of eleven directors that are appointed by AGI. UGI, as the sole shareholder of AGI, which is in turn the sole shareholder of the General Partner, indirectly manages the operations and activities of the General Partner.
ELECTION AND APPOINTMENT OF DIRECTORS / GENERAL PARTNER
The UGI Bylaws provide for a majority vote standard for uncontested elections of directors. Under the UGI Bylaws, a majority of votes cast means that the number of votes “for” a director’s election must exceed the number of votes cast “against” that director’s election. “Abstentions” and “broker nonvotes” will not count as votes cast with respect to that director’s election. The UGI Bylaws provide for a plurality of votes standard for contested elections of directors. Under a plurality of votes standard, once a quorum has been established, nominees receiving the highest number of votes of the shares entitled to be voted up to the number of directors to be elected will be elected as directors. Under the UGI Bylaws, if an incumbent director nominee receives a greater number of votes cast against his/her election than in favor of his/her election, such director shall immediately tender his/her resignation. The UGI Board shall determine, based on the recommendation of the corporate governance committee, whether to accept such resignation. Such determination will be made within 90 calendar days after the meeting of the shareholders at which such election was held. The UGI Board shall utilize such factors as it determines to be in the best interest of the corporation in deciding whether to accept such director’s resignation.	The AmeriGas Unitholders are not entitled to elect the directors of the General Partner or directly or indirectly participate in the management or operation of the General Partner or AmeriGas.
REMOVAL OF DIRECTORS / GENERAL PARTNER

Under the UGI Bylaws, the entire board, or any class of the board, or any individual director may be removed from office by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon only for cause.

In addition, under Section 1726(c) of the PBCL, a court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse

The General Partner may not be removed as the general partner of AmeriGas unless (i) that removal is approved by holders of not less than 66 2/3% of AmeriGas’ outstanding common units (including common units held by the General Partner and its affiliates), (ii) AmeriGas receives an opinion of counsel regarding limited liability and tax matters, and (iii) a successor general partner is approved by a majority of AmeriGas’ outstanding common units

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of authority or discretion, or for any other proper cause. Section 1726(a)(4) of the PBCL also provides that the board of directors may be removed at any time with or without cause by the unanimous vote or written consent of shareholders entitled to vote thereon.

(including common units held by the General Partner and its affiliates).

UGI, through its wholly owned subsidiary, AGI, may remove the entire board of directors or any individual director of the General Partner with or without cause in its sole discretion.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Pursuant to the UGI Bylaws, vacancies on the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board of directors though less than a quorum, or by a sole remaining director. Each person so elected shall be a director to serve for the balance of the unexpired term, and until a successor has been elected and qualified or until his/her earlier death, resignation or removal.

When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, may fill the vacancy by majority vote, such vote to take effect when the resignations become effective.

Not applicable.
AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BYLAWS / PARTNERSHIP AGREEMENT

Under the PBCL, an amendment to the articles of incorporation can be proposed by the adoption of a resolution setting forth the proposed amendment by the UGI Board. An amendment must be submitted to a vote and shall be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval and for those matters specified to require a higher vote under the UGI Articles of Incorporation.

Under the UGI Bylaws, shareholders have the power to amend or repeal the bylaws, or adopt new bylaws, only with the approval of the board of directors. A direction by the board that a shareholder proposal with respect to the bylaws shall be submitted to the shareholders for action thereon does not constitute approval by the board of directors of the proposal. If a shareholder proposal to amend or repeal the bylaws, or adopt new bylaws, is

The General Partner, without the approval of any limited partner, may amend any provision of the AmeriGas partnership agreement to reflect:

•  a change in the name of AmeriGas, the location of AmeriGas’ principal place of business, AmeriGas’ registered agent or its registered office;

•  the admission, substitution, withdrawal or removal of partners in accordance with the AmeriGas partnership agreement;

•  a change that, in the sole discretion of the General Partner, is necessary or advisable for AmeriGas to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that AmeriGas and AmeriGas OLP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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approved by the board, the proposal then requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon at any regular or special meeting. Pennsylvania law does not allow shareholders of a registered corporation to adopt a bylaw that varies the authority, powers, and functions of the board of directors or that establishes a committee of the board.

The UGI Bylaws may also be amended or repealed, or new bylaws may be adopted, by a vote of a majority of the board of directors in office at any regular or special meeting of directors, including in circumstances otherwise reserved by statute exclusively to the shareholders.

•  a change that, in the sole discretion of the General Partner, (i) does not adversely affect the limited partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the DRULPA) or (B) facilitate the trading of the AmeriGas common units (including the division of any class or classes of outstanding common units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, compliance with any of which the General Partner determines in its sole discretion to be in the best interests of AmeriGas and the limited partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to any splits or combinations of AmeriGas’ securities, or (iv) is required to effect the intent of the provisions of the AmeriGas partnership agreement or is otherwise contemplated by the AmeriGas partnership agreement;

•  change in AmeriGas’ fiscal year or taxable year and any changes that, in the sole discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year and taxable year of AmeriGas, including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by AmeriGas;

•  an amendment that is necessary, in the opinion of AmeriGas’ counsel, to prevent AmeriGas or the General Partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended,

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regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•  subject to other certain restrictions in the AmeriGas partnership agreement regarding the issuance of additional AmeriGas securities, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of the issuance of any class or series of AmeriGas securities;

•  any amendment expressly permitted in the AmeriGas partnership agreement to be made by the General Partner acting alone;

•  an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the terms of the AmeriGas partnership agreement;

•  an amendment that, in the sole discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by AmeriGas of, or investment by AmeriGas in, any corporation, partnership, joint venture, limited liability company or other entity other than AmeriGas OLP, in connection with the conduct by AmeriGas of activities permitted by the terms of the AmeriGas partnership agreement; or

•  any other amendments substantially similar to the foregoing.

No amendment may be made to the AmeriGas partnership agreement that would:

•  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by AmeriGas to the General Partner without the consent of the General Partner, which

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may be given or withheld in its sole discretion;

•  change the expiration of AmeriGas’ term as provided in the AmeriGas partnership agreement or change the ability of the General Partner to make an election to dissolve AmeriGas if such election is approved by holders of a majority of AmeriGas’ outstanding common units; or

•  change the term of AmeriGas or, except as provided in the AmeriGas partnership agreement, give any person the right to dissolve AmeriGas.

The provision of the AmeriGas partnership agreement preventing the amendments having the effects described in the immediately preceding sentence can be amended upon the approval of the holders of at least 90% of the outstanding AmeriGas common units.

Proposed amendments to the AmeriGas partnership agreement (other than those described above) must be approved by holders of at least 90% of the outstanding AmeriGas common units unless AmeriGas receives an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law, in which case the proposed amendment must be approved by the holders of a majority of the outstanding AmeriGas common units.

Any amendment to the AmeriGas partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Any amendment to the AmeriGas partnership agreement that would have a material adverse effect on the rights or preferences of any class of outstanding units in relation to other classes of units must be approved by the holders of not less than a majority of the outstanding units of the class affected.

RIGHT TO CALL A SPECIAL MEETING OF SHAREHOLDERS / UNITHOLDERS
Under the UGI Bylaws, special meetings of the shareholders may only be called (i) at any time and for	Under the AmeriGas partnership agreement, meetings of the unitholders may be called by the

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any purpose or purposes by the chief executive officer or the UGI Board pursuant to a resolution adopted by the board, or (ii) by the secretary of UGI upon the written request of the record shareholders of the corporation who hold, in the aggregate, not less than 20% of the outstanding shares of the corporation that would be entitled to vote at the meeting.

Under Pennsylvania law and the UGI Bylaws, written notice of each shareholders’ meeting must be given at least five days prior to the meeting. Pennsylvania law and the UGI Bylaws require notice of a meeting to vote on certain fundamental changes to be given at least ten days before the date of such meeting.

General Partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed.
ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER / UNITHOLDER NOMINATIONS AND OTHER PROPOSALS

The UGI Bylaws allow shareholders to propose business to be brought before an annual meeting by giving prior written notice in proper form to the secretary of the company.

A nomination proposed to be at an annual meeting shall be timely submitted, which generally means being submitted in writing to the secretary of UGI no later than the close of business on the 45th calendar day prior to the one-year anniversary of the date that the definitive proxy statement was filed with the SEC for the immediately preceding year’s annual meeting of shareholders or special meeting held in lieu thereof.

Nomination may be made at a meeting of shareholders called for the purpose of election of directors only upon written notice of the shareholder’s intent to make such nominations at the meeting delivered to the secretary of UGI (i) not later than the close of business on the 45th calendar day prior to the one-year anniversary of the date that the definitive proxy statement was filed with the SEC for the immediately preceding year’s annual meeting of shareholders or special meeting held in lieu thereof; or (ii) in the case of a special meeting called by shareholders, not later than the later of (y) 90 calendar days prior to the date of such meeting and (z) 10 calendar days following the date such date is first publicly disclosed.

The AmeriGas Unitholders may not nominate directors for election to the GP Board.

Under the AmeriGas partnership agreement, meetings may be called by limited partners owning at least 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Such limited partners must deliver to the General Partner one or more requests in writing stating that the signing limited partners wish to call a meeting and indicating the general or specific purposes for which the meeting is to be called. Within 60 days after receipt of the request from limited partners or within such greater time as may be reasonably necessary for AmeriGas to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner must send a notice of the meeting to the limited partners either directly or indirectly through the transfer agent. The meeting will be held at a time and place determined by the General Partner on a date not more than 60 days after notice of the meeting has been given.

Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of AmeriGas so as to jeopardize the limited partners’ limited liability under the DRUPLA or the law of any other state in which AmeriGas is qualified to do business.

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CONFLICTS OF INTEREST OF DIRECTORS OR THE GENERAL PARTNER

Under Pennsylvania law, a director’s fiduciary duties require the director to avoid conflicts of interest. Under the PBCL, a transaction in which a director is interested will not be void or voidable due to the conflict or solely because the interested director participates in the board meeting or the vote authorizing the transaction if:

(i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(ii)  the material facts as to his/her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders; or

(iii)  the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

The AmeriGas partnership agreement generally provides that whenever a potential conflict of interest exists or arises between the General Partner or any of its affiliates, on the one hand, and AmeriGas, AmeriGas OLP, any partner or any assignee, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all of AmeriGas’ partners and does not constitute a breach of the AmeriGas partnership agreement or any related agreement or of any duty stated or implied at law or equity, if the resolution or course of action is, or by operation of the AmeriGas partnership agreement is deemed to be, fair and reasonable to AmeriGas. The General Partner is authorized but not required to seek Special Approval (as defined below) for such transaction. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to AmeriGas if such conflict of interest or resolution is (i) approved by the GP Audit Committee (“Special Approval”), (ii) on terms no less favorable to AmeriGas than those generally being provided to or available from unrelated third parties, or (iii) fair to AmeriGas, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to AmeriGas).
FIDUCIARY DUTIES OF DIRECTORS OR THE GENERAL PARTNER

Under Pennsylvania law, a corporation’s directors must act in good faith in a manner which they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would exercise under the circumstances.

In considering the best interests of the corporation, directors may consider, to the extent they deem appropriate, the effects of any action on all groups affected, including without limitation, shareholders, employees, customers, creditors and communities in which offices or other establishments of the corporation are located, the short-term and long- term interests of the corporation, the resources, interest and conduct of any person seeking to acquire control of the corporation and all other pertinent factors. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate

The AmeriGas partnership agreement contains provisions that waive or consent to conduct by the General Partner and its affiliates and which reduce the obligations to which the General Partner would otherwise be held by state-law fiduciary duty standards. Below are the material restrictions contained in the AmeriGas partnership agreement on the fiduciary duties owed by the General Partner to the limited partners. The AmeriGas partnership agreement:

•  permits the General Partner to make a number of decisions in its “sole discretion,” which entitles the General Partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, AmeriGas, its affiliates or any limited partner;

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interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. Under Pennsylvania law, the fiduciary duty of directors does not require them to take action (including under any of the anti-takeover laws) solely because of the effect that such action might have on a potential or proposed acquisition of control of the corporation, or on the consideration that might be offered or paid to shareholders in such an acquisition.

Under Pennsylvania law, absent a breach of fiduciary duty, lack of good faith or self-dealing, any act of the board of directors, committee thereof or any individual director shall be presumed to be in the best interests of the corporation.

•  provides that the General Partner is entitled to make other decisions in its “reasonable discretion,” as such standard is set forth in the AmeriGas partnership agreement, or in “good faith”;

•  generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to AmeriGas and that, in determining whether a transaction or resolution is “fair and reasonable,” the General Partner may consider, among other things, the relative interests of all parties involved, including its own. Unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the AmeriGas partnership agreement or any other agreement contemplated by the AmeriGas partnership agreement or a breach of any standard of care or duty or, to the extent permitted by law, under DRUPLA or any other law, rule or regulation; and

•  provides that the General Partner and its officers and directors will not be liable for monetary damages to AmeriGas, its limited partners or assignees for losses sustained or liabilities incurred as a result of any act or omission if the General Partner and those other persons acted in good faith.

PREEMPTIVE RIGHTS
Under Pennsylvania law, shareholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the articles of incorporation. The UGI Articles of Incorporation do not provide holders of UGI Shares with preemptive rights.	AmeriGas’ limited partners do not have preemptive rights. The General Partner has the right to purchase securities from AmeriGas whenever AmeriGas issues securities to persons other than the General Partner and its affiliates to the extent necessary to maintain the General Partner and its affiliates’ ownership interest in AmeriGas that existed immediately prior to the issuance of such securities.
REDEMPTION OF COMMON STOCK / UNITS
Not applicable.	If AmeriGas is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property that AmeriGas has an interest in because of

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the nationality, citizenship or other related status of any partner or assignee, AmeriGas, subject to certain terms in the AmeriGas partnership agreement, may redeem the units held by the limited partner at their current market price.

If at any time the General Partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class, the General Partner has the right to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner.

DIVIDEND POLICY / CASH DISTRIBUTIONS
UGI Shareholders are entitled to receive dividends as and when declared by the UGI Board out of funds legally available for such payment, subject to any preferential dividend rights of holders of outstanding shares of preference stock or preferred stock.

The AmeriGas partnership agreement requires that AmeriGas determine, within 45 days after the end of each quarter, the amount of Available Cash (defined below) and Operating Surplus (defined below) with respect to each quarter. Promptly following such determination, the amount distributable pursuant to the AmeriGas partnership agreement shall be distributed to the partners.

Available Cash is defined in the AmeriGas partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter;

•  the sum of (i) all cash of AmeriGas, AmeriGas OLP and their respective subsidiaries on hand at the end of such quarter and (ii) all additional cash of AmeriGas, AmeriGas OLP and their respective subsidiaries on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings subsequent to the end of such quarter;

•  less the amount of cash reserves necessary or appropriate, as determined in the reasonable discretion of the General Partner, to:

•  provide for the proper conduct of the business of AmeriGas, AmeriGas OLP and their respective subsidiaries (including reserves for future capital expenditures) subsequent to such quarter;

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•  provide funds for distributions to unitholders and the General Partner in respect of any one or more of the next four quarters; or

•  comply with applicable law or any debt instrument or other agreement or obligation to which AmeriGas, AmeriGas OLP or their respective subsidiaries is a party or its assets are subject.

Operating Surplus is defined in the AmeriGas partnership agreement and means:

•  the sum of (i) $40 million plus all cash of AmeriGas, AmeriGas OLP and their respective subsidiaries on hand as of the close of business on the first date on which AmeriGas common units were sold by AmeriGas; (ii) all the cash receipts of AmeriGas, AmeriGas OLP and their respective subsidiaries for the period beginning on the first date on which AmeriGas common units were sold by AmeriGas and ending with the last day of such quarter, other than cash receipts from Interim Capital Transactions (as defined in the AmeriGas partnership agreement) and (iii) all cash receipts of AmeriGas, AmeriGas OLP and their respective subsidiaries after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from working capital borrowings, less

•  the sum of (i) Operating Expenditures (as defined in the AmeriGas partnership agreement) for the period beginning on the first date on which AmeriGas common units were sold by AmeriGas and ending with the last day of such quarter, (ii) all distributions made pursuant to the AmeriGas partnership agreement in respect of all prior quarters, and (iii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures.

Available Cash in excess of Operating Surplus as of the end of a quarter is distributed to the General

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Partner and the limited partners pro rata until the aggregate amount distributed with respect to an AmeriGas common unit sold in AmeriGas’ initial public offering equals the price at which such common unit was offered to the public for sale in AmeriGas’ initial public offering. Thereafter, all Available Cash not in excess of Operating Surplus is distributed in the following manner:

•  first, 1% to the General Partner and 99% in respect of all units pro rata until the amount distributed per unit equals $0.550 per unit;

•  then, 1% to the General Partner and 99% in respect of all units pro rata until the amount distributed per unit equals $0.055 per unit;

•  then, 14.1327% to the General Partner and 85.8673% in respect of all units pro rata until the amount distributed per unit equals $0.091 per unit;

•  then, 24.2347% to the General Partner and 75.7653% in respect of all units pro rata until the amount distributed per unit equals $0.208; and

•  then, 49.4898% to the General Partner and 50.5102% in respect of all units pro rata

ACTION BY WRITTEN CONSENT
Except when acting by unanimous consent to remove a director or directors, the UGI Bylaws do not allow shareholder action by written consent.	Under the AmeriGas partnership agreement, any action that may be taken at a meeting of the limited partners may be taken by written consent setting forth the action so taken and signed by the limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed for trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern). The General Partner may specify that any written ballot submitted to the limited partners for the purpose of taking any action without a meeting shall be returned to AmeriGas within the time period, which shall not be less than 20 days, specified by the General Partner.

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APPRAISAL RIGHTS
Under PBCL Section 1571, appraisal rights are available only in connection with specific transactions. However, appraisal rights are not available in the merger for shareholders if the shares are (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held beneficially or of record by more than 2,000 persons.	None.
EXCLUSIVE FORUM

Unless UGI consents in writing to the selection of an alternative forum, the sole and exclusive judicial forum for the following actions and proceedings will be any state court located in Montgomery County, Pennsylvania, unless no state court located within such county has jurisdiction over a particular action or proceeding, in which case the sole and exclusive judicial forum for such action or proceeding will be the federal United States District Court for the Eastern District of Pennsylvania:

•  any derivative action or proceeding brought on behalf of UGI;

•  any action or proceeding asserting a claim of breach of duty owed by any director, officer or other employee of UGI to UGI or UGI Shareholders;

•  any action or proceeding asserting a claim against UGI, or any director, officer or other employee of UGI arising pursuant to, or involving any interpretation or enforcement of, any provision of the PBCL, UGI Articles of Incorporation or the UGI Bylaws; or

•  any action or proceeding asserting a claim peculiar to the relationships between or among UGI and its officers, directors and shareholders, or otherwise governed by or involving the internal affairs doctrine.

The AmeriGas partnership agreement requires that any claims, suits, actions or proceedings:

•  arising out of or relating in any way to the AmeriGas partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the AmeriGas partnership agreement or the duties, obligations or liabilities among limited partners or AmeriGas);

•  brought in a derivative manner on behalf of AmeriGas;

•  asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of AmeriGas or the General Partner, or owed by the General Partner, to AmeriGas or the limited partners;

•  asserting a claim arising pursuant to any provision of the DRULPA; or

•  asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing an AmeriGas common unit, each AmeriGas Unitholder irrevocably consented to these limitations and provisions regarding claims, suits, actions or proceedings and submitted to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

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TAXATION OF ENTITY
UGI is subject to U.S. federal income taxes on its taxable income.	AmeriGas is a pass-through entity for U.S. federal income tax purposes, which means it is generally not subject to entity-level U.S. federal income taxes (although any taxable income derived by subsidiaries of AmeriGas that are domestic corporations generally is subject to U.S. federal income tax).
TAXATION OF SHAREHOLDERS / UNITHOLDERS
Cash distributions to shareholders of UGI are taxable to the shareholder to the extent distributed out of UGI’s current or accumulated “earnings and profits” (as determined under U.S. federal income tax principles). Cash distributions in excess of UGI’s current and accumulated earnings and profits are treated as a non-taxable return of capital, which reduce a shareholder’s adjusted tax basis in his/her UGI shares, and to the extent the cash distribution exceeds his/her adjusted tax basis, as gain from the sale or exchange of such shares.	Each AmeriGas Unitholder is required to report on his/her income tax return his/her share of AmeriGas’ income, gains, losses and deductions without regard to whether AmeriGas makes cash distributions to him. Consequently, AmeriGas may allocate income to a unitholder even if he has not received a cash distribution. However, cash distributions by AmeriGas to an AmeriGas Unitholder generally will not be taxable to such unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his/her tax basis in his/her AmeriGas common units immediately before the distribution.

OTHER MATTERS

Householding of Special Meeting Materials

Some banks, brokers and other nominees may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this notice of special meeting and proxy statement/prospectus may have been sent to multiple unitholders in your household, unless AmeriGas has received contrary instructions in the past from applicable AmeriGas Unitholders. If you would prefer to receive separate copies of the proxy statement either now or in the future, please contact your bank, broker or other nominee. In addition, upon written or oral request to AmeriGas, AmeriGas will provide a separate copy of the proxy statement/prospectus. In addition, AmeriGas Unitholders sharing an address can request delivery of a single copy of the proxy statement if you are receiving multiple copies upon written or oral request to AmeriGas at the address and telephone number stated above. All requests or notices related to the foregoing may be directed to AmeriGas at the following address: 460 North Gulph Road, King of Prussia, Pennsylvania 19406, (610) 337-7000.

PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING

AmeriGas Unitholders are being asked to approve a proposal that will give the GP Board authority to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting. If this proposal is approved, the special meeting could be adjourned to any date. If this proposal is not approved, the meeting may not be able to be adjourned in order to solicit additional proxies. If the special meeting is adjourned, AmeriGas Unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the merger agreement but do not indicate a choice on the adjournment proposal, your common units will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the merger agreement, your AmeriGas common units will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of the adjournment proposal.

If a quorum is present at the special meeting, holders of at least a majority of the outstanding AmeriGas common units must vote in favor of the adjournment proposal to approve the adjournment of the meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting. Therefore, if a quorum is present at the meeting, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to vote will have the same effect as a vote “AGAINST” approval of this proposal.

If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding AmeriGas common units represented thereat must vote in favor of the adjournment proposal, either in person or by proxy. Therefore, if a quorum is not present, an abstention will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an AmeriGas Unitholder’s failure to vote or a broker non-vote will have no effect on the approval of the adjournment proposal.

The GP Board unanimously recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve the merger agreement and the transactions contemplated thereby, including the merger, at the time of the special meeting.

PROPOSAL 3: THE ADVISORY COMPENSATION PROPOSAL

In this proposal, AmeriGas is asking the AmeriGas Unitholders to approve, on an advisory (non-binding) basis, specified compensation that may be payable to AmeriGas’ named executive officers in connection with the merger and therefore is asking AmeriGas Unitholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to AmeriGas’ named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement/prospectus entitled “Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger—Quantification of Payments and Benefits to AmeriGas’ Named Executive Officers That Are Based on or Otherwise Relate to the Merger,” including the preceding narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to adopt the merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the merger proposal and vote not to approve the advisory executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on either AmeriGas or UGI. Accordingly, to the extent AmeriGas or UGI is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger proposal is approved and the merger completed, regardless of the outcome of the advisory vote.

Approval of the advisory compensation proposal requires the affirmative vote of the holders of at least a majority of the outstanding AmeriGas common units. Accordingly, an abstention, a broker non-vote or an AmeriGas Unitholder’s failure to submit a proxy card or to vote in person at the AmeriGas special meeting will have the same effect as votes “AGAINST” the advisory compensation proposal.

The GP Board unanimously recommends that you vote “FOR” the advisory compensation proposal.

LEGAL MATTERS

The validity of the UGI Shares to be issued in connection with the merger and being offered hereby will be passed upon for UGI by Jessica A. Milner, Vice President – Law of UGI International and Assistant Secretary of UGI. As of April 1, 2019, Ms. Milner beneficially owned UGI Shares representing less than 1% of the total outstanding UGI Shares.

EXPERTS

UGI

The consolidated financial statements and schedules of UGI Corporation appearing in UGI Corporation’s Current Report (Form 8-K dated May 6, 2019) for the year ended September 30, 2018 and the effectiveness of UGI Corporation’s internal control over financial reporting as of September 30, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AmeriGas

The consolidated financial statements and schedules of AmeriGas Partners, L.P. appearing in AmeriGas Partners, L.P.’s Annual Report (Form 10-K) for the year ended September 30, 2018 and the effectiveness of AmeriGas Partners, L.P.’s internal control over financial reporting as of September 30, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

UGI has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the UGI Shares to be issued to certain AmeriGas Unitholders in connection with the merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about UGI. The rules and regulations of the SEC allow UGI and AmeriGas to omit certain information that is included in the registration statement from this proxy statement/prospectus.

Because the merger is a “going private” transaction under SEC rules, AmeriGas and the UGI Parties have filed with the SEC a Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth herein. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC with respect to the merger.

UGI and AmeriGas file annual, quarterly and special reports and other information with the SEC. The SEC allows UGI and AmeriGas to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that UGI or AmeriGas files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. UGI and AmeriGas incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement (of which this proxy statement/prospectus forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the special meeting is held:

UGI’s Filings (SEC File No. 001-11071)

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 20, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2018 and March 31, 2019, filed on February 7, 2019 and May 8, 2019, respectively;

•

Current Reports on Form 8-K filed on October 15, 2018, October 18, 2018, October 25, 2018, November 1, 2018, December 28, 2018, January 22, 2019, February 4, 2019, April 2, 2019, May 6, 2019 and June 7, 2019;

•	Proxy Statement on Schedule 14A filed on December 20, 2019; and

•

the description of UGI Shares contained in the Registration Statement filed on Form 8-A filed on June 24, 1996, and including any other amendments or reports filed for the purpose of updating such description.

UGI will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to UGI at the following address and telephone number:

UGI Corporation

P.O. Box 858

Valley Forge, PA 19482

Attention: Secretary

(610) 337-1000

AmeriGas’ Filings (SEC File No. 001-13692)

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 20, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2018 and March 31, 2019, filed on February 7, 2019 and May 8, 2019, respectively;

•	Current Reports on Form 8-K filed on January 22, 2019, March 15, 2019, April 2, 2019 and June 7, 2019; and

•

the description of AmeriGas common units contained in the Registration Statement filed on Form 8-A/A filed on January 17, 1997, and including any other amendments or reports filed for the purpose of updating such description.

AmeriGas will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to AmeriGas at the following address and telephone number:

AmeriGas Partners, L.P.

P.O. Box 858

Valley Forge, PA 19482

Attention: Secretary

(610) 337-7000

UGI and AmeriGas also make available free of charge on their Internet website at www.ugicorp.com and www.amerigas.com, respectively, the reports and other information filed by UGI and AmeriGas with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither UGI’s nor AmeriGas’ website, nor the information contained on their website, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that UGI and AmeriGas file with the SEC by reference to their names or to their SEC file numbers. UGI’s and AmeriGas’ SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The information concerning UGI contained in this proxy statement/prospectus or incorporated by reference has been provided by UGI, and the information concerning AmeriGas contained in this proxy statement/prospectus or incorporated by reference has been provided by AmeriGas.

In order to receive timely delivery of requested documents in advance of the special meeting your request should be received no later than                     , 2019. If you request any documents, UGI or AmeriGas will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither UGI nor AmeriGas has authorized anyone to give any information or make any representation about the merger, UGI or AmeriGas that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

UGI CORPORATION,

AMERIGAS PROPANE, INC.,

AMERIGAS PROPANE HOLDINGS, INC.,

AMERIGAS PROPANE HOLDINGS, LLC

and

AMERIGAS PARTNERS, L.P.

April 1, 2019

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 1, 2019 (this “Agreement”), is entered into by and among UGI Corporation, a Pennsylvania corporation (“Parent”), AmeriGas Propane Holdings, Inc., a Delaware corporation (“Holdings”), AmeriGas Propane Holdings, LLC, a Delaware limited liability company (“Merger Sub”), AmeriGas Partners, L.P., a Delaware limited partnership (the “Partnership”), and AmeriGas Propane, Inc., a Pennsylvania corporation and the general partner of the Partnership (the “General Partner”). Certain capitalized terms used in this Agreement are defined in Article I.

W I T N E S S E T H:

WHEREAS, the Audit Committee (the “Audit Committee”) of the Board of Directors of the General Partner (the “GP Board”) has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Partnership Unaffiliated Unitholders, (b) approved, and recommended that the GP Board approve, this Agreement, the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommended that the GP Board submit this Agreement to a vote of the Limited Partners, and (c) resolved, and recommended that the GP Board resolve, to recommend approval of this Agreement by the Limited Partners;

WHEREAS, the GP Board (acting based upon the recommendation of the Audit Committee) has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Partnership Unaffiliated Unitholders, (b) approved this Agreement, the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (c) resolved to submit this Agreement to a vote of the Limited Partners and recommend approval of this Agreement by the Limited Partners;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that the Merger is in the best interests of Parent and the Parent Stockholders and declared it advisable to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the issuance of Parent Shares pursuant to the Merger (the “Parent Stock Issuance”);

WHEREAS, Holdings, as the sole member of Merger Sub, has (a) determined that the Merger is in the best interests of Merger Sub and declared it advisable to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, the Partnership has required, as a condition to its willingness to enter into this Agreement, that the General Partner, simultaneously herewith, enter into a Support Agreement, dated as of the date hereof (as may be amended, the “Support Agreement”), pursuant to which, among other things, the General Partner agrees, in its capacity as a Partnership Unitholder, to vote in favor of this Agreement, the Merger and the other transactions contemplated hereby on the terms and subject to the conditions provided for in the Support Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

DEFINED TERMS; CONSTRUCTION

Section 1.1    Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with a Person containing provisions that are not less restrictive to such Person than the provisions of the Parent Confidentiality Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, none of the General Partner, the Partnership and their Subsidiaries, on the one hand, and Parent and all of its other Subsidiaries (including Merger Sub and Holdings), on the other hand, shall be considered to be Affiliates with respect to each other.

“Aggregate Non-Election Number” has the meaning set forth in Section 3.6(b)(iii)(1).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Partnership and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Partnership’s consolidated assets or to which 20% or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 20% or more of the outstanding equity securities of the Partnership, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding equity securities of the Partnership or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving the Partnership which is structured to permit such Person or group to acquire beneficial ownership of 20% or more of the Partnership’s consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by this Agreement.

“Assumed Share Reserve” has the meaning set forth in Section 3.8(f).

“Audit Committee” has the meaning set forth in the Recitals.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Share as reported on the NYSE for the ten consecutive full trading days (in which such Parent Shares are traded on the NYSE), ending at the close of trading on the full trading day immediately preceding such date.

“Balance Sheet Date” means September 30, 2018.

“Benefit Plan” means (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) any employment, consulting, severance, termination, retention, change of control, health, medical, dental, vision, cafeteria, disability, accident, life insurance, vacation, paid-time-off, flex spending, perquisite, welfare fringe benefit, compensatory equity or equity-based, deferred compensation, profit sharing, retirement, pension, savings, termination and each other compensation or employee benefit plan, program, policy, agreement or arrangement.

“Book-Entry Units” has the meaning set forth in Section 3.2.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in Philadelphia, Pennsylvania or New York, New York are authorized or required by applicable Laws to be closed.

“Cash Component” has the meaning set forth in Section 3.6(a).

“Cash Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Cash Conversion Number” has the meaning set forth in Section 3.6(a).

“Cash Election” has the meaning set forth in Section 3.1(a)(iii).

“Cash Election Unit” has the meaning set forth in Section 3.1(a)(iii).

“Certificate” has the meaning set forth in Section 3.2.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Unit” means a common unit representing a limited partner interest of the Partnership.

“Contract” has the meaning set forth in Section 4.3(b).

“Converted Gain/Loss PSUs” has the meaning set forth in Section 3.8(a).

“Converted LTIP Awards” has the meaning set forth in Section 3.8(d).

“Converted Phantom RSUs” has the meaning set forth in Section 3.8(d).

“Converted Restricted Stock” has the meaning set forth in Section 3.8(c).

“Converted TUR PSUs” has the meaning set forth in Section 3.8(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Effective Time” has the meaning set forth in Section 2.3.

“Election” has the meaning set forth in Section 3.4(b).

“Election Deadline” has the meaning set forth in Section 3.4(d).

“Enforceability Exceptions” has the meaning set forth in Section 4.3(a).

“Environmental Laws” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), public or workplace/occupational health and safety to the extent related to exposure to Hazardous Substances, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 4.4.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Form of Election” has the meaning set forth in Section 3.4(a).

“GAAP” means generally accepted accounting principles in the United States.

“General Partner” has the meaning set forth in the Preamble.

“General Partner Bylaws” means the Amended and Restated Bylaws of the General Partner, dated as of July 24, 2017, as may be amended, modified or supplemented from time to time.

“General Partner Interest” means the economic management interest of the General Partner in the Partnership (in its capacity as a general partner of the Partnership and without reference to any Common Units held by it) and includes any and all rights, power and benefits, including with respect to Partnership distributions, to which the General Partner is entitled, all as provided in the Partnership Agreement.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“GP Board” has the meaning set forth in the Recitals.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law or the presence of which requires investigation, remediation or corrective action under Environmental Laws, including without limitation petroleum or any fraction, derivative or byproduct thereof, natural gas, liquefied natural gas, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation or polychlorinated biphenyls.

“Holdings” has the meaning set forth in the Preamble.

“Indemnified Person” means any person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Partnership, the General Partner or any of their respective Subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership, the General Partner or any of their respective Subsidiaries and together with such person’s heirs, executors or administrators.

“Intervening Event” means a material change, condition, circumstance, effect, event, development or occurrence, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the Audit Committee; provided, however, that in no event shall the following constitute an Intervening Event: (i) the receipt, existence or terms of any Alternative Proposal or any matter relating thereto or consequence thereof; (ii) any change in the price, or change in trading volume, of the Common Units (provided, however, that the underlying causes giving rise to or contributing to such change may be taken into account in determining whether an Intervening Event has occurred) or the fact that the Partnership meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period; or (iii) any matters generally affecting the industry in which the Partnership operates as a whole that have not had or would not reasonably be expected to have a disproportionate effect on the Partnership and its Subsidiaries; and provided further, that if any material change, condition, circumstance, effect, event, development or occurrence involves Parent or any of its Subsidiaries, then such material change, condition, circumstance, effect, event, development or occurrence shall not constitute an Intervening Event unless such Intervening Event has a Parent Material Adverse Effect.

“Laws” or “Law” has the meaning set forth in Section 4.8(a).

“Liens” has the meaning set forth in Section 4.1(c).

“Limited Partner” has the meaning set forth in the Partnership Agreement.

“Mailing Date” has the meaning set forth in Section 3.4(c).

“Material Adverse Effect” means, when used with respect to a Person, any change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders a party’s ability to consummate the transactions contemplated hereby, including the Merger, on or before the Outside Date; provided, however, that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, conditions, effects, events or occurrences generally affecting the economy, the financial or capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or, except specifically for purposes of determining whether there is a breach of the representations and warranties made by the applicable parties in Section 4.3(b) and Section 5.3(b) and the satisfaction of the closing conditions set forth in Section 7.2(a) and Section 7.3(a) with respect to such representations and warranties, the performance of this Agreement; (iii) any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war, terrorism or other hostilities (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to such

Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of such Person or any of its Subsidiaries arising out of or related to this Agreement or the transactions contemplated by this Agreement; (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids, propane or other commodities; (viii) any failure of a Person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); and (ix) with respect to Parent only, any effect to the extent resulting from a change, condition, circumstance, effect, event, development or occurrence that has a Material Adverse Effect on the Partnership and its Subsidiaries; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v), (vii) and (ix) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, conditions, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate.

“Maximum Amount” has the meaning set forth in Section 6.7(b).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Mixed Consideration” has the meaning set forth in Section 3.1(a)(ii).

“Mixed Election” has the meaning set forth in Section 3.1(a)(ii).

“Mixed Election Unit” has the meaning set forth in Section 3.1(a)(ii).

“New Parent Shares” means the Parent Shares issued as Mixed Consideration, together with the Parent Shares issued as Share Consideration.

“Non-Election Unit” has the meaning set forth in Section 3.1(a)(iv).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement, agreement of limited partnership, limited liability company agreement or similar formation or governing documents and instruments.

“Outside Date” has the meaning set forth in Section 8.1(b)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plan” means any Benefit Plan maintained, sponsored or administered by Parent or any of its Subsidiaries (excluding the General Partner, the Partnership or any of their respective Subsidiaries) for the benefit of their respective current or former employees, independent contractors and directors (and their respective beneficiaries), other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Charter” means the (Second) Amended and Restated Articles of Incorporation of Parent, dated December 20, 1991, as amended by the Articles of Amendment to the (Second) Amended and Restated Articles of Parent, dated August 4, 2014, as may be further amended, modified or supplemented from time to time.

“Parent Common Stock” means the common stock of Parent, without par value.

“Parent Confidentiality Agreement” means the confidentiality agreement, dated as of February 7, 2019, by and between Parent and the Partnership.

“Parent Disclosure Schedule” has the meaning set forth in the introductory paragraph of Article V.

“Parent Environmental Permits” has the meaning set forth in Section 5.13.

“Parent Expense Reimbursement” has the meaning set forth in Section 8.3(b).

“Parent Intellectual Property” has the meaning set forth in Section 5.15.

“Parent Material Adverse Effect” has the meaning set forth in Section 5.1(a).

“Parent Material Contract” has the meaning set forth in Section 5.11(a).

“Parent Permits” has the meaning set forth in Section 5.8(b).

“Parent Plan” has the meaning set forth in Section 3.8(f).

“Parent SEC Documents” has the meaning set forth in Section 5.5(a).

“Parent Shares” means shares of Parent Common Stock.

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stockholders” means the holders of the outstanding Parent Shares.

“Partnership” has the meaning set forth in the Preamble.

“Partnership Adverse Recommendation Change” has the meaning set forth in Section 6.3(a).

“Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of July 27, 2009, as amended by Amendment No. 1 thereto, dated as of March 13, 2012, and Amendment No. 2, dated as of July 27, 2015, as may be further amended, modified or supplemented from time to time.

“Partnership Benefit Plan” means any Benefit Plan maintained, sponsored or administered by the General Partner, the Partnership or any of their respective Subsidiaries for the benefit of their respective current or former employees, independent contractors and directors (and their respective beneficiaries), other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority.

“Partnership Board Recommendation” has the meaning set forth in Section 6.1(b).

“Partnership Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article IV.

“Partnership Environmental Permits” has the meaning set forth in Section 4.12.

“Partnership Expense Reimbursement” has the meaning set forth in Section 8.3(b).

“Partnership Financial Advisor” has the meaning set forth in Section 4.15.

“Partnership Holder” has the meaning set forth in Section 3.4.

“Partnership Intellectual Property” has the meaning set forth in Section 4.14.

“Partnership Interest” has the meaning set forth in the Partnership Agreement.

“Partnership LTIP Awards” means, collectively, the Partnership Performance Units, the Partnership Phantom Units and the Partnership Restricted Units.

“Partnership Long-Term Incentive Plans” means, collectively, the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on behalf of AmeriGas Partners, LP, as amended from time to time, and any other plans or arrangements of the Partnership or the General Partner providing for the grant of awards of Common Units or awards valued, in whole or in part, by reference to Common Units, or otherwise relating thereto.

“Partnership Material Adverse Effect” has the meaning set forth in Section 4.1(a).

“Partnership Material Contract” has the meaning set forth in Section 4.10(a).

“Partnership Performance Unit” means a performance unit relating to a Common Unit issued under a Partnership Long-Term Incentive Plan.

“Partnership Permits” has the meaning set forth in Section 4.8(b).

“Partnership Phantom Unit” means a phantom unit relating to a Common Unit issued under a Partnership Long-Term Incentive Plan.

“Partnership Recommendation Change Notice” has the meaning set forth in Section 6.3(d)(ii)(1).

“Partnership Recommendation Change Notice Period” has the meaning set forth in Section 6.3(d)(ii)(2).

“Partnership Restricted Unit” means an unvested restricted Common Unit issued under a Partnership Long-Term Incentive Plan.

“Partnership SEC Documents” has the meaning set forth in Section 4.5(a).

“Partnership Service Providers” has the meaning set forth in Section 4.11(f).

“Partnership Termination Fee” has the meaning set forth in Section 8.3(a).

“Partnership TUR Units” has the meaning set forth in Section 3.8(b).

“Partnership Unaffiliated Unitholders” means holders of Common Units other than Parent, the General Partner and their respective Affiliates.

“Partnership Unitholder Approval” has the meaning set forth in Section 7.1(a).

“Partnership Unitholder Meeting” has the meaning set forth in Section 6.1(b).

“Partnership Unitholders” means holders of Common Units.

“Permits” has the meaning set forth in Section 4.8(b).

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Preferred Stock” has the meaning set forth in Section 5.2(a).

“Proceeding” means any claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative, arbitral or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Proxy Statement” has the meaning set forth in Section 4.4.

“Public Common Unit” has the meaning set forth in Section 3.1(a).

“Registration Statement” has the meaning set forth in Section 4.9.

“Release” means any spilling, leaking, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, disposing or other release into the environment.

“Representatives” has the meaning set forth in Section 6.3(a).

“Restraints” has the meaning set forth in Section 7.1(b).

“Restructuring Stock” has the meaning set forth in Section 5.2(a).

“Rights” means, with respect to any Person, (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell, or to cause the issuance, transfer or sale of, any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (ii) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire, or to cause the repurchase, redemption or other acquisition of, any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this definition.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(a).

“Schedule 13E-3” has the meaning set forth in Section 4.4.

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 4.1(c).

“Share Consideration” has the meaning set forth in Section 3.1(a)(i).

“Share Election” has the meaning set forth in Section 3.1(a)(i).

“Share Election Unit” has the meaning set forth in Section 3.1(a)(i).

“Shortfall Number” has the meaning set forth in Section 3.6(b)(iii).

“Subsidiary” when used with respect to any Person, means any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or in the case of a partnership, more than 50% of the general partner interests, or in the case of a limited liability company, more than 50% of the ownership interests in the managing member) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, the Partnership, the General Partner and their respective Subsidiaries shall not be considered Subsidiaries of Parent.

“Superior Proposal” means a bona fide unsolicited written offer, obtained after the date of this Agreement and not in breach of Section 6.3 (other than an immaterial breach), to acquire, directly or indirectly, 70% or more of the outstanding equity securities of the Partnership or 70% or more of the assets of the Partnership and its Subsidiaries on a consolidated basis, made by a third party (other than Parent or any of its Affiliates), which is on terms and conditions which the Audit Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the Partnership Unaffiliated Unitholders (in their capacity as Partnership Unitholders) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

“Superior Proposal Notice” has the meaning set forth in Section 6.3(d)(i)(3).

“Superior Proposal Notice Period” has the meaning set forth in Section 6.3(d)(i)(4).

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Takeover Laws” has the meaning set forth in Section 5.3(a).

“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Total Cash Election Number” has the meaning set forth in Section 3.6(b)(i).

“TUR Performance Multiplier” has the meaning set forth in Section 3.8(b).

Section 1.2    Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)    the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b)    examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c)    the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d)    all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e)    the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”;

(g)    a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h)    all references to prices, values or monetary amounts refer to United States dollars;

(i)    wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(j)    this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson of this Agreement and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(k)    each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the parties and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of such prior drafts;

(l)    the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(m)    any references herein to a particular Section, Article or Schedule means a Section or Article of, or Schedule to, this Agreement unless otherwise expressly stated herein;

(n)    the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(o)    unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(p)    all references to days mean calendar days unless otherwise provided; and

(q)    except as otherwise noted, all references to time mean Philadelphia, Pennsylvania time.

ARTICLE II

THE MERGER

Section 2.1    The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the Partnership as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 2.2    Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002 at 10:00 A.M., Houston, Texas time, on the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Partnership and Parent shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the Partnership and Parent will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the DRULPA and the DLLCA (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and the DLLCA.

Section 2.5    Organizational Documents of the Surviving Entity. At the Effective Time, (a) the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Laws, and (b) the Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the terms thereof and applicable Laws, in each case, consistent with the obligations set forth in Section 6.7. The name of the Surviving Entity shall be “AmeriGas Partners, L.P.”

Section 2.6    Admission as Partner. At the Effective Time, (a) by virtue of the Merger, notwithstanding anything to the contrary in the Partnership Agreement, Holdings will be admitted as a limited partner of the Partnership, (b) by virtue of the Merger, notwithstanding anything to the contrary in the Partnership Agreement, Holdings and the General Partner will hold all of the limited partner interests in the Partnership, (c) the General Partner shall continue as the general partner of the Partnership and (d) the Partnership (as the Surviving Entity) will continue without dissolution.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Holdings, Merger Sub, the Partnership, the General Partner or any holder of Parent securities or Partnership securities:

(a)    Conversion of Common Units. Each Common Unit (other than Common Units owned by Parent or any of its Subsidiaries or by the General Partner immediately prior to the Effective Time) (each, a “Public Common Unit”) issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and automatically converted into the right to receive, subject to applicable withholding Tax and Section 3.6, one of the following forms of consideration (on a per Common Unit basis, the “Merger Consideration”):

(i)    for each Public Common Unit with respect to which an election to receive Parent Shares (a “Share Election”) has been validly made and not revoked (each, a “Share Election Unit”), 0.6378 Parent Shares (the “Share Consideration”), which Parent Shares will be duly authorized, validly issued and nonassessable in accordance with applicable Laws and the Parent Charter;

(ii)    for each Public Common Unit with respect to which an election to receive Parent Shares and cash (a “Mixed Election”) has been validly made and not revoked (each, a “Mixed Election Unit”), (A) cash in an amount equal to $7.63 and (B) 0.500 Parent Shares (collectively, the “Mixed Consideration”), which Parent Shares will be duly authorized, validly issued and nonassessable in accordance with applicable Laws and the Parent Charter;

(iii)    for each Public Common Unit with respect to which an election to receive cash (a “Cash Election”) has been validly made and not revoked (each, a “Cash Election Unit”), cash in an amount equal to $35.325 (the “Cash Consideration”) (rounded up to the nearest whole cent after taking into account all Cash Election Units exchanged by each holder); and

(iv)    for each Public Common Unit that is not a Share Election Unit, Mixed Election Unit or Cash Election Unit (each, a “Non-Election Unit”), such Merger Consideration as is determined in accordance with Section 3.6.

(b)    Equity of Merger Sub. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of Common Units of the Surviving Entity equal to the number of Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a).

(c)    Treatment of Partnership-Owned Units and Parent-Owned Partnership Interests.

(i)    Any Partnership Interests that are owned immediately prior to the Effective Time by (A) the Partnership or any Subsidiary of the Partnership or (B) Parent or any Affiliate of Parent (excluding the General Partner Interest and the Common Units owned by the General Partner), in each case, will be automatically canceled and will cease to exist. No consideration will be delivered in exchange for such canceled Partnership Interests.

(ii)    The General Partner Interest issued and outstanding as of immediately prior to the Effective Time shall be converted, immediately following the Effective Time, into (A) 10,615,711 Common Units (which for the avoidance of doubt, shall be unaffected by the Merger and shall remain outstanding as partnership interests in the Surviving Entity) and (B) a non-economic general partner interest in the Surviving Entity.

(iii)    The Common Units that are owned immediately prior to the Effective Time by the General Partner shall be unaffected by the Merger and shall remain outstanding as partnership interests in the Surviving Entity.

(d)    Books and Records of the Partnership. The books and records of the Partnership shall be revised to reflect (i) the cancellation and extinguishment of all Public Common Units in accordance with Section 3.1(a), (ii) the conversion of the limited liability company interests in Merger Sub in accordance with Section 3.1(b), (iii) the cancellation and extinguishment of any Partnership Interests that are owned by (A) the Partnership or any Subsidiary of the Partnership or (B) Parent or any Affiliate of Parent (excluding the General Partner Interest and the Common Units owned by the General Partner), in each case in accordance with Section 3.1(c)(i), and (iv) the conversion of the General Partner Interest in accordance with Section 3.1(c)(ii).

Section 3.2    Rights As Partnership Unitholders; Common Unit Transfers. All Public Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) will cease to be outstanding and will automatically be canceled and will cease to exist when converted into the right to receive the Merger Consideration as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate that immediately prior to the Effective Time represented such Public Common Units (a “Certificate”) and each holder of non-certificated Public Common Units represented by book-entry immediately prior to the Effective Time (“Book-Entry Units”) will cease to have any rights with respect thereto or thereunder, except the right to receive (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Parent Share in accordance with Section 3.3(d), (c) any dividends in accordance with Section 3.3(c), in each case to be issued or paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Units in accordance with Section 3.3, and (d) any distribution in accordance with Section 3.3(e) in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time. At the Effective Time, the transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the transfer books of the Partnership with respect to Common Units.

Section 3.3    Exchange of Certificates and Book-Entry Units.

(a)    Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange and payment agent hereunder for the purpose of receiving elections and exchanging Public Common Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Public Common Units, for exchange in accordance with this Article III, through the Exchange Agent, New Parent Shares and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay the cash portion of the Mixed Consideration, the Cash Consideration and any dividends pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Parent Shares pursuant to Section 3.3(d), in each case without interest. Any cash as payment for any fractional New Parent Shares in accordance with Section 3.3(d), any dividends with respect to New Parent Shares in accordance with Section 3.3(c), and New Parent Shares and cash for payment of the Merger Consideration deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Partnership, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Section 3.3(c) and Section 3.3(d), the Exchange Fund will not be used for any other purpose.

(b)    Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Public Common Units as of the Effective Time (i) a letter of transmittal (specifying that in respect of certificated Public Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Public Common Units represented by such Certificates or Book-Entry Units, as applicable, which may have been previously surrendered in connection with an Election. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Public Common Units immediately prior to the Effective Time will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (subject to any applicable withholding Tax) (A) New Parent Shares representing, in the aggregate, the whole number of New Parent Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Public Common Units then held by such holder) and/or (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including (x) cash in an amount equal to the product of (A) the number of Public Common Units represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Units in the name of such holder multiplied by (B) the Cash Consideration or the cash portion of the Mixed Consideration, if and as applicable, (y) cash payable in lieu of any fractional New Parent Shares pursuant to Section 3.3(d) and (z) dividends pursuant to Section 3.3(c), if any. No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Parent Shares, or any Parent dividends payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Public Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration payable in respect of such Public Common Units may be paid to a transferee, if the Certificate representing such Public Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Public Common Units, accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Public Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until all such required documentation has been delivered and Certificates, if any, have been surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such delivery and surrender, and any cash or dividends or distributions to which such holder is entitled pursuant to Section 3.3(c) and Section 3.3(d).

(c)    Dividends with Respect to Unexchanged Public Common Units. No dividends declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any Public Common Units with respect to New Parent Shares that such holder would be entitled to receive in accordance herewith, and no cash payment in lieu of fractional New Parent Shares nor any part of the Merger Consideration, will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates or Book-Entry Units as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Parent Shares issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Parent Shares to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of dividends with a record date after the Effective Time theretofore paid with respect to New Parent Shares and payable with respect to such New Parent Shares, and (ii) at the appropriate payment date, the amount of dividends with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Parent Shares (which shall be paid by Parent).

(d)    No Fractional New Parent Shares. No certificates or scrip for New Parent Shares representing fractional New Parent Shares or book entry credit of the same will be issued upon the surrender of Public Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Parent Shares. Notwithstanding any other provision of this Agreement, each holder of Public Common Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Parent Share (after taking into account all Public Common Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Parent Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(e)    No Further Rights in Public Common Units. The Merger Consideration issued upon conversion of a Public Common Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) will be deemed to have been issued and/or paid in full satisfaction of all rights pertaining to such Public Common Unit (other than any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time).

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Public Common Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Public Common Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration or other consideration as applicable, payable in respect of such Public Common Units, any cash in lieu of fractional New Parent Shares to which they are entitled pursuant to Section 3.3(d), or any dividends with respect to New Parent Shares to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Public Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing, after 180 days following the Effective Time, any amounts remaining unclaimed by holders of Public Common Units will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto hereunder or under abandoned property, escheat or similar Laws. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Holdings, Merger Sub, the Surviving Entity, the General Partner, the Exchange Agent, or any other Person shall be liable to any former holder of Public Common Units for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)    Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate and affidavit the Merger Consideration payable in respect of Public Common Units represented by such Certificate, and any amounts to which the holders thereof are entitled pursuant to Section 3.3(c) and Section 3.3(d).

(h)    Withholding. The Partnership, Holdings, Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts or securities as the Partnership, Parent, Holdings, Merger Sub or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of whom such deduction and withholding was made. If withholding is taken in securities, the Partnership, Parent, Holdings, Merger Sub and the Exchange Agent, as applicable, shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Authority.

(i)    Book Entry Shares. All New Parent Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(j)    Investment of the Exchange Fund. Parent will cause the Exchange Agent to invest the cash in the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon will affect the amounts payable or the timing of the amounts payable to the holders of Public Common Units pursuant to the other provisions of this Section 3.3. Any interest and other income resulting from such investments will be paid promptly to Parent.

Section 3.4    Election Procedures. Each holder of record of a Public Common Unit issued and outstanding immediately prior to the Election Deadline (a “Partnership Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an Election on or prior to the Election Deadline in accordance with the following procedures:

(a)    Parent shall prepare a form reasonably acceptable to the Partnership (the “Form of Election”), which shall be mailed or caused to be mailed or delivered by Parent to record holders of Public Common Units so as to permit the Partnership Holders to exercise their right to make an Election prior to the Election Deadline.

(b)    Each Partnership Holder may specify on the Form of Election in accordance with the provisions of this Section 3.4 and the instructions on such form (an “Election”), (i) the number of Public Common Units with respect to which such Partnership Holder desires to make a Share Election, (ii) the number of Public Common Units with respect to which such Partnership Holder desires to make a Mixed Election and (iii) the number of Public Common Units with respect to which such Partnership Holder desires to make a Cash Election.

(c)    Not less than 20 Business Days prior to the anticipated Election Deadline (the “Mailing Date”), Parent shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of Public Common Units as of a record date that is five Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Partnership. Parent shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who become holders of record of Public Common Units during the period following the record date for the Partnership Unitholder Meeting and prior to the Election Deadline, and the Partnership shall provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform as specified herein.

(d)    Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of the Certificates), if any, for the Public Common Units to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Partnership or by an appropriate customary guarantee of delivery of such Certificates as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Units, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver Public Common Units covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by the Partnership and Parent, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on a date mutually agreed by the Partnership and Parent but which in no event shall be less than one Business Day prior to the anticipated Closing Date. Parent and the Partnership shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the anticipated date of the Election Deadline. Without limiting the other provisions set forth in this Section 3.4, any Public Common Units with respect to which the Exchange Agent has not received an effective, properly completed Form of Election prior to the Election Deadline shall also be deemed to be Non-Election Units.

(e)    Any Partnership Holder may, at any time prior to the Election Deadline, change or revoke such Partnership Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by written withdrawal prior to the Election Deadline of such Partnership Holder’s Certificates or of the guarantee of delivery of such Certificates or any documents in respect of Book-Entry Units, previously deposited with the Exchange Agent. In the event an Election is revoked prior to the Election Deadline, the Public Common Units represented by such Election shall be deemed to have made no Election, except to the extent a subsequent Election is properly made prior to the Election Deadline. After an Election is validly made with respect to any Public Common Units, any subsequent transfer of such Public Common Units shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Partnership that this Agreement has been terminated in accordance with Article VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any Public Common Units (none of the parties or the Exchange Agent being under any duty to notify any Partnership Holder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the Public Common Units covered by such Election shall, for purposes hereof, be deemed to be Non-Election Units unless a proper Election is thereafter timely made with respect to such Public Common Units.

(f)    Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.6.

Section 3.5    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6    Proration.

(a)    Notwithstanding any other provision contained in this Agreement, the aggregate number of Public Common Units to be converted into the right to receive the Cash Consideration pursuant to Section 3.1(a) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (i) the Cash Component minus the product obtained by multiplying (A) the number of Mixed Election Units by (B) $7.63, by (ii) the Cash Consideration. The “Cash Component” shall be equal to the product obtained by multiplying (i) the number of Public Common Units issued and outstanding immediately prior to the Effective Time by (ii) $7.63. All other Public Common Units (other than Mixed Election Units, which shall be converted into the Mixed Consideration) shall be converted into the right to receive the Share Consideration, subject to Section 3.6(b)(ii).

(b)    As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation of Merger Consideration among the holders of Public Common Units as follows:

(i)    if the sum of the aggregate number of Cash Election Units (such sum, the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Share Election Units and all Non-Election Units shall be converted into the right to receive the Share Consideration, (B) all Mixed Election Units shall be converted into the right to receive the Mixed Consideration and (C) Cash Election Units of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Units equal to the product obtained by multiplying (x) the number of Cash Election Units held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.3, whether fractions of Cash Election Units shall be rounded up or down), with the remaining number of such holder’s Cash Election Units being converted into the right to receive the Share Consideration;

(ii)    if the Total Cash Election Number equals the Cash Conversion Number, then (A) all Cash Election Units shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Units shall be converted into the right to receive the Mixed Consideration, and (C) all Share Election Units and all Non-Election Units shall be converted into the right to receive the Share Consideration; and

(iii)    if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then (A) all Cash Election Units shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Units shall be converted into the right to receive the Mixed Consideration and (C) the Share Election Units and the Non-Election Units shall be treated in the following manner:

(1)    if the Shortfall Number is less than or equal to the aggregate number of all Non-Election Units (the “Aggregate Non-Election Number”), then all Share Election Units shall be converted into the right to receive the Share Consideration, and the Non-Election Units of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Units equal to the product obtained by multiplying (A) the number of Non-Election Units held by such holder by (B) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the Aggregate Non-Election Number (with the Exchange Agent to determine, consistent with Section 3.3, whether fractions of Non-Election Units shall be rounded up or down), with the remaining number of such holder’s Non-Election Units being converted into the right to receive the Share Consideration; or

(2)    if the Shortfall Number exceeds the Aggregate Non-Election Number, then all Non-Election Units shall be converted into the right to receive the Cash Consideration, and the Share Election Units of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Share Election Units equal to the product obtained by multiplying (A) the number of Share Election Units held by such holder by (B) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the Aggregate Non-Election Number, and the denominator of which is the total number of Share Election Units (with the Exchange Agent to determine, consistent with this Section 3.6, whether fractions of Share Election Units shall be rounded up or down), with the remaining number of such holder’s Share Election Units being converted into the right to receive the Share Consideration.

Section 3.7    Anti-Dilution Provisions. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the number of outstanding Common Units or Parent Shares shall have been changed between the date of this Agreement and the Closing into a different number of shares or units or a different class or series after the date hereof by reason of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of Common Units or Parent Shares, then the Merger Consideration will be correspondingly adjusted to provide to the holders of Public Common Units the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.7 shall be deemed to permit or authorize any party hereto to affect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 3.8    Treatment of Partnership LTIP Awards. Prior to the Effective Time, the General Partner and the Partnership shall take all action as may be necessary or required in accordance with applicable Law and each Partnership Long-Term Incentive Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 3.8 as follows:

(a)    Partnership Performance Units other than Partnership TUR Units. Each award of Partnership Performance Units, other than Partnership TUR Units (as defined below), that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled performance-based restricted stock units relating to Parent Shares determined by multiplying the target number of Partnership Performance Units subject to such award by the number of Parent Shares as comprises the Share Consideration (after such conversion, the “Converted Gain/Loss PSUs”); provided that such Converted Gain/Loss PSUs shall remain subject to the same terms, conditions and restrictions (including the same performance vesting requirements) as applied to the corresponding Partnership Performance Units as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Merger (it being understood and agreed by the parties hereto that the performance vesting requirements of such awards are not rendered inoperative by reason of the Merger), and subject to such adjustments as are reasonably determined by the Parent Board or a committee thereof to be necessary or appropriate to give effect to the conversion described in this Section 3.8(a).

(b)    Partnership TUR Units. Each award of Partnership Performance Units or portion thereof that was eligible to be earned based on the Partnership’s total unitholder return over a designated performance period subject to any applicable modifier (the “Partnership TUR Units”), that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to Parent Shares determined by multiplying (i) the target number of Partnership TUR Units subject to such award, times (ii) the number of Parent Shares as comprises the Share Consideration, times (iii) the TUR Performance Multiplier (after such conversion, the “Converted TUR PSUs”). The Converted TUR PSUs shall remain subject to the same terms, conditions and restrictions as applied to the corresponding Partnership TUR Units as of immediately prior to the Effective Time, except (i) for such terms rendered inoperative by reason of the Merger, and (ii) that such Converted TUR PSUs shall vest solely based on the holder’s continued employment or service with the Parent and its Affiliates through the end of the original performance period as applied to the corresponding Partnership TUR Units and shall not be subject to performance vesting requirements. For purposes of the foregoing, the “TUR Performance Multiplier” shall be equal to the greater of 100% or such percentage as is determined in accordance with the terms of the applicable award agreement governing the applicable Partnership TUR Units, but based on a shortened performance period that ends on the last trading day prior to the Closing Date. The Converted TUR PSUs shall also be subject to such adjustments as are reasonably determined by the Parent Board or a committee thereof to be necessary or appropriate to give effect to the conversion described in this Section 3.8(b).

(c)    Partnership Restricted Units. Each award of Partnership Restricted Units outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to Parent Shares determined by multiplying the number of Partnership Restricted Units subject to such award by the number of Parent Shares as comprises the Share Consideration (after such conversion, the “Converted Restricted Stock”); provided that, such Converted Restricted Stock shall remain subject to the same vesting and other terms, conditions and restrictions as applied to the corresponding Partnership Restricted Units as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Merger, and subject to such adjustments as are reasonably determined by the Parent Board or a committee thereof to be necessary or appropriate to give effect to the conversion described in this Section 3.8(c).

(d)    Partnership Phantom Units. Each award of Partnership Phantom Units outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of cash-settled restricted stock units relating to Parent Shares determined by multiplying the number of Partnership Phantom Units subject to such award by the number of Parent Shares as comprises the Share Consideration (after such conversion, the “Converted Phantom RSUs” and, together with the Converted Gain/Loss PSUs, Converted TUR PSUs and Converted Restricted Stock, the “Converted LTIP Awards”); provided that such Converted Phantom RSUs shall remain subject to the same terms, conditions and restrictions as applied to the corresponding Partnership Phantom Units as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Merger, and subject to such adjustments as are reasonably determined by the Parent Board or a committee thereof to be necessary or appropriate to give effect to the conversion described in this Section 3.8(d). For the avoidance of doubt, all payments with respect to Partnership Phantom Units for which a deferral election has been made under the terms of the applicable award agreement shall be made in accordance with the terms of the applicable deferral election.

(e)    Distribution Equivalent Rights. All amounts accrued with respect to distribution equivalent rights relating to a Partnership LTIP Award as of the Effective Time shall carry over to the corresponding Converted LTIP Award and shall be paid or forfeited on the same terms, conditions and restrictions as apply under the agreements governing the Partnership LTIP Award after giving effect to the conversions described in this Section 3.8. All Converted LTIP Awards shall include dividend equivalent rights, if any, to the same extent as distribution equivalent rights applied with respect to the corresponding Partnership LTIP Award, provided that from and after the Effective Time, such dividend equivalent rights shall be based on dividends of Parent and subject to such adjustments as are reasonably determined by the Parent Board or a committee thereof to be necessary or appropriate to give effect to the conversion described herein.

(f)    Assumption of Partnership Long-Term Incentive Plans. As of the Effective Time, Parent shall assume the obligations of the General Partner and the Partnership under the Partnership Long-Term Incentive Plans and such plans shall be deemed amended to conform to all of the terms and form of the UGI Corporation 2013 Omnibus Incentive Compensation Plan (as amended, the “Parent Plan”) and shall be combined with the Parent Plan; provided, however, that (i) the number of Common Units remaining available for grant and delivery pursuant to the Partnership Long-Term Incentive Plans as of the Effective Time (including unissued Common Units subject to outstanding Partnership LTIP Awards that are cancelled pursuant to this Section 3.8) shall be adjusted and converted into a number of Parent Shares to become available for grant and delivery pursuant to the Parent Plan following the Effective Time based on the conversion ratio implied by the Share Consideration as determined by the Parent Board or a committee thereof (the “Assumed Share Reserve”), (ii) notwithstanding the foregoing, the number of Parent Shares as comprises the Assumed Share Reserve shall not, when combined with the other Parent Shares issued or to become issued in connection with the Merger or any related transactions, exceed 19.99% of the number of Parent Shares outstanding immediately prior to the Effective Time, and (iii) from and after the Effective Time, awards from the Assumed Share Reserve may be granted only to those individuals who were eligible to receive awards under the Partnership Long-Term Incentive Plans immediately before the Effective Time (but including any individuals hired after the Effective Time by Parent or its Subsidiaries).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER

Except as disclosed in (a) the Partnership SEC Documents filed or publicly furnished with the SEC on or after October 1, 2016 and prior to the date of this Agreement (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”) prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Partnership Material Adverse Effect), each of the Partnership and the General Partner, jointly and severally, represent and warrant to Parent as follows:

Section 4.1    Organization, Standing and Power.

(a)    Each of the Partnership, the General Partner and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite limited liability company, corporate, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”).

(b)    Each of the Partnership and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c)    All of the outstanding limited liability company interests, partnership interests, shares of capital stock of, or other equity interests in, each material Subsidiary of the Partnership that are owned directly or indirectly by the Partnership have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions as set forth in the Organizational Documents of such Subsidiary and for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” Laws of the various states of the United States) (collectively, “Liens”).

(d)    The Partnership has made available to Parent correct and complete copies of its Organizational Documents, and correct and complete copies of the Organizational Documents of each of its material Subsidiaries, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect, and the Partnership is not in violation of any of their provisions in any material respect.

Section 4.2    Capitalization.

(a)    The authorized equity interests of the Partnership consist of Common Units and the General Partner Interest. As of the date of this Agreement, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 92,998,220 Common Units (not including Partnership Restricted Units) and (ii) the General Partner Interest. The Partnership has reserved 2,800,000 Common Units for issuance pursuant to the Partnership Long-Term Incentive Plans, of which, as of March 1, 2019, 96,337 Common Units are subject to outstanding Partnership Phantom Units, 145,148 Common Units are subject to outstanding Partnership Performance Units (assuming applicable performance goals are attained at maximum level), 25,556 Common Units are subject to outstanding Partnership Restricted Units and 2,228,325 Common Units are available for issuance in connection with future grants of awards under the Partnership Long-Term Incentive Plans. From September 30, 2018 until the date of this Agreement, no additional limited partner interests or general partner interests have been issued, other than Common Units issued in connection with or pursuant to the Partnership Long-Term Incentive Plans. The General Partner is the sole general partner of the Partnership and owns the General Partner Interest free and clear of any Lien, and the General Partner Interest has been duly authorized and validly issued in accordance with the Organizational Documents of the Partnership. All outstanding equity interests of the Partnership are, and all Common Units issuable pursuant to the Partnership LTIP Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement).

(b)    As of the date of this Agreement, except as set forth above in this Section 4.2 or in the Partnership Agreement, (i) there are no equity securities of the Partnership issued or authorized and reserved for issuance,

(ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its Subsidiaries to issue, transfer or sell any partnership interest or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence.

(c)    Schedule 4.2(c) sets forth a true and complete list, as of March 1, 2019 of each outstanding Partnership LTIP Award, including (i) the holder thereof, (ii) the grant date, (iii) the type of award, (iv) the number of Common Units subject to such award and (v) the vested status (including the number of vested and unvested Common Units as of such date) and vesting schedule of such Partnership LTIP Award. All Partnership LTIP Awards were granted under a Partnership Long-Term Incentive Plan. Each grant of a Partnership LTIP Award was duly authorized no later than the date on which the grant of such Partnership LTIP Award was by its terms to be effective by all necessary action, including, as applicable, approval by the GP Board (or a duly authorized committee thereof) and any required member or unitholder approval by the necessary number of votes or written consents, and all Partnership LTIP Awards have been granted in compliance with applicable Laws, including all applicable federal and state securities laws, and the terms of the applicable Partnership Long-Term Incentive Plan. No Partnership LTIP Awards have been retroactively granted in contravention of any applicable Law. Each Partnership LTIP Award may, by its terms, be treated at the Effective Time as set forth in Section 3.8.

(d)    Neither the Partnership nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Common Units or any other equity interest on any matter.

(e)    Other than the Support Agreement, there are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

Section 4.3    Authority; Noncontravention; Voting Requirements.

(a)    Each of the Partnership and the General Partner has all necessary entity power and authority to execute and deliver this Agreement and, subject to obtaining the Partnership Unitholder Approval in the case of the Partnership, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized by the GP Board and approved by each of the Audit Committee and the GP Board and no other entity action on the part of the Partnership and the General Partner is necessary to authorize the execution, delivery and performance by the Partnership and the General Partner of this Agreement and, except for obtaining the Partnership Unitholder Approval, the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity) (collectively, the “Enforceability Exceptions”).

(b)    Neither the execution and delivery of this Agreement by the Partnership or the General Partner nor the consummation by the Partnership and the General Partner of the transactions contemplated by this

Agreement, nor compliance by the Partnership and the General Partner with any of the terms or provisions of this Agreement, will (i) assuming the Partnership Unitholder Approval is obtained, contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Partnership Agreement or any of the Organizational Documents of the Partnership’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 4.4 and the Partnership Unitholder Approval are obtained and the filings referred to in Section 4.4 are made, (A) contravene, violate or conflict with any applicable Law, judgment, writ or injunction of any Governmental Authority applicable to the Partnership or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Partnership or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Partnership Permit, to which the Partnership or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Partnership or any of its Subsidiaries, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c)    Except for the approval by the GP Board, which was obtained prior to the execution of this Agreement, the Partnership Unitholder Approval is the only vote or approval of the holders of any class or series of Partnership Interests (excluding the General Partner Interest) that is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

(d)    The Audit Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Partnership Unaffiliated Unitholders, (ii) approved, and recommended that the GP Board approve, this Agreement, the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommended that the GP Board submit this Agreement to a vote of the Limited Partners and (iii) resolved, and recommended that the GP Board resolve, to recommend approval of this Agreement by the Limited Partners. Such approval by the Audit Committee constituted “Special Approval” (as defined in the Partnership Agreement) of this Agreement and the transactions contemplated by this Agreement under the Partnership Agreement.

(e)    The GP Board (acting based upon the recommendation of the Audit Committee), at a meeting duly called and held, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Partnership Unaffiliated Unitholders, (ii) approved this Agreement, the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to submit this Agreement to a vote of the Limited Partners and recommend approval of this Agreement by the Limited Partners.

Section 4.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act, including the filing of a proxy statement/prospectus with the SEC in connection with the Merger (the “Proxy Statement”), the filing of a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the Partnership Unitholder Approval and the transactions contemplated hereby (as amended or supplemented, the “Schedule 13E-3”), and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Partnership Material Adverse Effect.

Section 4.5    Partnership SEC Documents; Undisclosed Liabilities; Internal Controls.

(a)    The Partnership and its Subsidiaries have filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by them with the SEC since October 1, 2016 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). The Partnership SEC Documents, as of their respective effective dates (in the case of Partnership SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Partnership SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Partnership SEC Documents, and none of the Partnership SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The consolidated financial statements of the Partnership included in the Partnership SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ capital for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Partnership and its consolidated Subsidiaries, taken as a whole).

(c)    Except (i) as reflected or otherwise reserved against on the balance sheet of the Partnership and its consolidated Subsidiaries (including the notes thereto) included in the Partnership SEC Documents filed by the Partnership and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither the Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of the Partnership prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d)    No Subsidiary of the Partnership is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Partnership SEC Documents. No enforcement action has been initiated against the Partnership relating to disclosures contained or omitted from any Partnership SEC Document.

(e)    The Partnership makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, in all material respects, as required pursuant to Section 13(b)(2) of the

Exchange Act. The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. The General Partner’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Partnership’s auditors and the Audit Committee of the GP Board (i) all significant deficiencies in the designation or operation of internal controls which could adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weakness in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls.

(f)    Since October 1, 2016, the principal executive officer and principal financial officer of the General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Partnership SEC Document filed with the SEC prior to the date of this Agreement, none of such entities has any knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 4.6    Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Partnership Material Adverse Effect.

Section 4.7    Legal Proceedings. There are no Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to the Partnership or any of its Subsidiaries or Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against the Partnership or any of its Subsidiaries, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 4.8    Compliance With Laws; Permits.

(a)    The Partnership and its Subsidiaries are, and since the later of September 30, 2016 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, tariff, ordinance, rule, regulation, judgment, order, injunction, stipulation, determination, award or decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b)    The Partnership and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority (“Permits”), necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (collectively, the “Partnership Permits”), except where the failure to have any of the Partnership Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. All

Partnership Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or, to the knowledge of the Partnership, threatened in writing, except where such suspension or cancellation has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and its Subsidiaries are not, and since September 30, 2016 have not been, in violation or breach of, or default under, any Partnership Permit, except where such violation, breach or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Partnership Material Adverse Effect. No Proceeding is pending or, to the knowledge of the Partnership, threatened with respect to any alleged failure by the Partnership or any of its Subsidiaries to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith, except, in each case, as would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

(c)    Without limiting the generality of Section 4.8(a), none of the Partnership, its Subsidiaries, or, to the knowledge of the Partnership, any consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has, to the knowledge of the Partnership, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person; and (iii) to the knowledge of the Partnership, is being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 4.9    Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership and the General Partner specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Proxy Statement will, on the date it is first mailed to Limited Partners and at the time of the Partnership Unitholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (c) the Schedule 13E-3 will, at the time the Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent, Holdings or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10    Contracts.

(a)    Except for this Agreement or as filed or publicly furnished with the SEC prior to the date of this Agreement, neither the Partnership nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to the Partnership (each Contract that is described in this Section 4.10(a) being a “Partnership Material Contract”).

(b)    Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Material Contract is legal, valid and binding on and enforceable against the Partnership and its Subsidiaries, as applicable, except as such enforcement may be limited by the Enforceability Exceptions, and is in full force and effect, (ii) the Partnership and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Partnership Material Contract, (iii) neither the Partnership nor any of its Subsidiaries has received written notice of or knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Partnership or any of its Subsidiaries, or permit termination, modification or acceleration, under any such Partnership Material Contract and (iv) as of the date of this Agreement no other party to any Partnership Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, or permit termination, modification or acceleration under any Partnership Material Contract other than in accordance with its terms nor has any other party repudiated any provision of any Partnership Material Contract.

Section 4.11    Partnership Benefit Plans; Labor Matters.

(a)    Each Partnership Benefit Plan has been established, maintained and administered in compliance with its terms and with applicable Laws, including ERISA and the Code, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Partnership Material Adverse Effect, no Partnership Benefit Plan is or has been within the past six years a (i) multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b)    Each Partnership Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the Internal Revenue Service, and, to the knowledge of the Partnership, no event has occurred that could reasonably be expected to cause the loss of any such qualification, except where such loss of qualification, individually or in the aggregate, would not have a Partnership Material Adverse Effect.

(c)    Except as would not reasonably be expected to have a Partnership Material Adverse Effect, no Proceeding, including any audit or investigation by any Governmental Authority, is pending or, to the knowledge of the Partnership, threatened with respect to any Partnership Benefit Plan (other than routine claims for benefits and non-material appeals of such claims).

(d)    Neither the Partnership nor its Subsidiaries is, and has not at any time been, bound by or a party to any collective bargaining agreement or similar contract with any labor union or organization. Neither the Partnership nor its Subsidiaries is currently engaged in any negotiation with any labor union or organization and, to the knowledge of the Partnership, there is no union representation question or certification petition pending before the National Labor Relations Board or any other similar Governmental Authority relating to the Partnership or its Subsidiaries. Except as has not had and would not reasonably be expected to have a Partnership

Material Adverse Effect, (i) no organized work stoppage, labor strike, labor dispute, lockout or slowdown against the Partnership is pending or, to the knowledge of the Partnership, threatened against or involving the Partnership or its Subsidiaries; and (ii) neither the Partnership nor its Subsidiaries has received written notice of any unfair labor practice complaint and, to the knowledge of the Partnership, no such complaints against the Partnership or such Subsidiaries are pending before the National Labor Relations Board or other similar Governmental Authority.

(e)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with another event, whether contingent or otherwise) will (i) entitle any current or former employee, consultant, director, manager or other service provider to any payment or benefit (or any increased or enhanced payment or benefit) from the General Partner, the Partnership or its Subsidiaries, or (ii) accelerate the vesting or time of payment of any Partnership LTIP Award.

(f)    Neither the Partnership nor any of its Subsidiaries employs or engages, or has at any time employed or engaged, any employees, consultants or other individual service providers, and neither the Partnership nor any of its Subsidiaries has extended any offer of employment or service to any employee or other individual service provider that is outstanding as of the date hereof. Neither the Partnership nor any of its Subsidiaries has incurred or would reasonably be expected to incur any material liability as a joint employer. All of the employees, individual consultants and individual independent contractors that perform services for or on behalf of the Partnership and its Subsidiaries (collectively, the “Partnership Service Providers”) are employed or engaged (as applicable) directly by the General Partner. To the knowledge of the Partnership, no key Partnership Service Provider has any plans to cease providing services to the General Partner, the Partnership or any of their respective Affiliates.

Section 4.12    Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect: (a) each of the Partnership and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Partnership Permits required to be obtained to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted pursuant to applicable Environmental Laws (“Partnership Environmental Permits”); (b) all Partnership Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) no suspension or cancellation of any Partnership Environmental Permit is pending or, to the knowledge of the Partnership, threatened in writing; (d) there has been no Release or arrangement for disposal of any Hazardous Substance by the Partnership or any of its Subsidiaries or, to the knowledge of the Partnership, by any other Person that would reasonably be expected to give rise to the Partnership or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws; (e) there are no Proceedings pending or, to the knowledge of the Partnership, threatened in writing against the Partnership or any of its Subsidiaries or involving any real property currently or, to the knowledge of the Partnership formerly owned, operated or leased by or for the Partnership or any of its Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law; (f) no Hazardous Substance has been disposed of, released or transported on, to or from any properties currently or, to the knowledge of the Partnership, formerly owned, leased or operated by the Partnership or any of its Subsidiaries, or as a result of any operations or activities of the Partnership or any of its Subsidiaries, in violation of any applicable Environmental Law or in a manner that would reasonably be expected to give rise to the Partnership or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws; and (g) neither the Partnership nor any of its Subsidiaries has either, expressly or by operation of Law, assumed or undertaken any liability, including any obligation for remedial or corrective action, of any other Person relating to Environmental Laws, other than in the ordinary course of its business.

Section 4.13    Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership or a Subsidiary of the Partnership owns and has good and valid title to all of its owned real property and good and valid title to all its owned personal property, and has good and valid leasehold interests in all of its leased real properties free and clear of all Liens, in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, all leases under which the Partnership or any of its Subsidiaries lease any real or personal property are valid and effective against the Partnership or any of its Subsidiaries and the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by the Partnership or any of its Subsidiaries the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by the Partnership or any of its Subsidiaries or the counterparties thereto.

Section 4.14    Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership or an Affiliate of the Partnership (including, solely for purposes of this Section 4.14, Parent and its Subsidiaries) owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Partnership Intellectual Property”) used in their respective businesses as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) there are no pending or threatened in writing claims by any Person alleging infringement or misappropriation by the Partnership or any of its Subsidiaries of such Person’s intellectual property, (b) the conduct of the business of the Partnership and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (c) neither the Partnership nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Partnership Intellectual Property and (d) no Person is infringing or misappropriating any Partnership Intellectual Property.

Section 4.15    Opinion of Financial Advisor. The Audit Committee has received the opinion of Tudor Pickering Holt & Co Advisors LP (the “Partnership Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid to the Partnership Unaffiliated Unitholders in the Merger pursuant to this Agreement is fair, from a financial point of view, to such Partnership Unaffiliated Unitholders.

Section 4.16    Brokers and Other Advisors. Except for the Partnership Financial Advisor, the fees and expenses of which will be paid by the Partnership, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the other transactions contemplated by this Agreement based on arrangements made by or on behalf of the Audit Committee. The Partnership has made available to Parent a correct and complete copy of the Partnership’s engagement letter with the Partnership Financial Advisor, which letter describes all fees payable to the Partnership Financial Advisor, in connection with the transactions contemplated hereby and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Partnership Financial Advisor, entered into in connection with the transactions contemplated hereby.

Section 4.17    Insurance. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) the businesses and assets of the Partnership and its Subsidiaries are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the retail propane marketing and distribution industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Partnership or any of its Subsidiaries other than in the ordinary course of business.

Section 4.18    Investment Company Act. The Partnership is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 4.19    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated by this Agreement. Each of Parent, Holdings and Merger Sub acknowledges and agrees that, without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Holdings, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s, Holdings’ or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent, Holdings or Merger Sub in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, HOLDINGS AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents filed or publicly furnished with the SEC on or after October 1, 2016, and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any factual information contained within such headings, disclosure or statements)), or (b) the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect), Parent represents and warrants to the Partnership and the General Partner as follows:

Section 5.1    Organization, Standing and Power.

(a)    Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (“Parent Material Adverse Effect”).

(b)    Each of Parent and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of Parent that are owned directly or indirectly by

Parent have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and are owned free and clear of all Liens.

(d)    Parent has made available to the Partnership correct and complete copies of its Organizational Documents, and correct and complete copies of the Organizational Documents of each of its material Subsidiaries, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect, and Parent is not in violation of any of their provisions in any material respect.

Section 5.2    Capitalization.

(a)    As of the date of this Agreement, the authorized equity interests of Parent consist of (i) 450,000,000 Parent Shares, (ii) 1,000 shares of Parent Restructuring Stock, without par value (“Restructuring Stock”), and (iii) 10,000,000 shares of Parent Series Preferred Stock, without par value (“Preferred Stock”). As of March 1, 2019, there were (i) 174,103,366 Parent Shares issued and outstanding (excluding, for the avoidance of doubt, any Parent Shares held in treasury), (ii) 408,166 Parent Shares held in treasury, (iii) no shares of Restructuring Stock issued or outstanding or held in treasury, (iv) no shares of Preferred Stock issued and outstanding or held in treasury, (v) 9,551,191 Parent Shares subject to outstanding awards granted under Parent’s equity plans (assuming any applicable performance goals are attained at maximum level), and (vi) 7,371,418 Parent Shares reserved for issuance in connection with future grants of awards under Parent’s equity plans. From September 30, 2018 until the date of this Agreement, no additional equity interests of Parent have been issued, other than Parent Shares issued in connection with or pursuant to the Parent’s equity plans. All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to Parent’s outstanding equity awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b)    As of the date of this Agreement, except as set forth above in this Section 5.2 and set forth in Parent’s equity plans or grant documents issued thereunder, (i) there are no other equity securities of Parent issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent or its Subsidiaries to issue, transfer or sell any equity interest of Parent or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other equity interest in Parent or any such securities or agreements listed in clause (ii) of this sentence. Since September 30, 2018, there have been no partnership interests, limited liability company interests, other equity securities, options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments, or contractual obligations of the types described in the foregoing sentence issued or entered into by or on behalf of Parent.

(c)    Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with Parent Stockholders or any other equity interest on any matter.

(d)    Other than the Support Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

(e)    When issued pursuant to the terms of this Agreement, all Parent Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(f)    All of the issued and outstanding shares of capital stock of Holdings are beneficially owned by the General Partner. All of the issued and outstanding limited liability company interests of Merger Sub are beneficially owned by Holdings. Each of Holdings and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby. Except for the obligations and liabilities incurred in connection with their respective formation and incorporation, and the transactions contemplated hereby, each of Holdings and Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.3    Authority; Noncontravention; Voting Requirements.

(a)    Each of Parent, Holdings and Merger Sub has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Parent, Holdings and Merger Sub of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized and approved by each of Merger Sub, Holdings as the sole member of Merger Sub and Parent, and no other entity action on the part of Parent, Holdings or Merger Sub is necessary to authorize the execution, delivery and performance by Parent, Holdings or Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent, Holdings and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. The Parent Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price,” “control share” or similar Law applicable to Parent or any of its Subsidiaries (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL) under Section 203 of the DGCL) (“Takeover Laws”) do not, and will not, apply to this Agreement and the consummation of the transactions contemplated this Agreement, including the Merger and the Parent Stock Issuance.

(b)    Neither the execution and delivery of this Agreement by Parent, Holdings and Merger Sub, nor the consummation by Parent, Holdings and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent, Holdings and Merger Sub with any of the terms or provisions of this Agreement, will (i) contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Organizational Documents of Parent, Holdings or Merger Sub or any of Parent’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, (A) contravene, violate or conflict with any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Parent Permit to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Parent or any of its Subsidiaries, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    The Parent Board, at a meeting duly called and held, has unanimously (i) determined that the Merger is in the best interests of Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Parent Stock Issuance.

(d)    Simultaneously with the execution of this Agreement, the General Partner has executed and delivered the Support Agreement.

Section 5.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filing of the Registration Statement, the Proxy Statement and the Schedule 13E-3 with the SEC, and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.5    Parent SEC Documents; Undisclosed Liabilities; Internal Controls.

(a)    Parent and its Subsidiaries have filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by them with the SEC since October 1, 2016 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries, taken as a whole).

(c)    Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    No Subsidiary of Parent is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Parent SEC Documents. No enforcement action has been initiated against Parent relating to disclosures contained or omitted from any Parent SEC Document.

(e)    Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, in all material respects, as required pursuant to Section 13(b)(2) of the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (A) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(f)    Since October 1, 2016, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Parent SEC Document filed with the SEC prior to the date of this Agreement, none of such entities has any knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 5.6    Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

Section 5.7    Legal Proceedings. There are no Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to Parent or any of its Subsidiaries or Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against Parent or any of its Subsidiaries, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Compliance With Laws; Permits.

(a)    Parent and its Subsidiaries are, and since the later of September 30, 2015 and their respective dates of incorporation, formation or organization, have been, in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Parent and its Subsidiaries are in possession of all Permits necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (collectively, the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened in writing, except where such suspension or cancellation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since September 30, 2016 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No Proceeding is pending or, to the knowledge of Parent, threatened with respect to any alleged failure by Parent or any of its Subsidiaries to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c)    Without limiting the generality of Section 5.8(a), none of Parent, its Subsidiaries, nor, to the knowledge of Parent, any consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has, to the knowledge of Parent, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person; and (iii) to the knowledge of Parent, is being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i)  through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9     Information Supplied. Subject to the accuracy of the representations and warranties of the Partnership and the General Partner, set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Proxy Statement will, on the date it is first mailed to Limited Partners and at the time of the Partnership Unitholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (c) the Schedule 13E-3 will, at the time the Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.10    Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (a) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (b) all Taxes owed by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established in their books and records, (c) there are no Liens on any of the assets of the Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes on any of such assets (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)), (d) there is no claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened in writing with respect to any Taxes or Tax Returns of or with respect to Parent or any of its Subsidiaries and (e) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 5.11    Contracts.

(a)    Except for this Agreement or as filed or publicly furnished with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent (each Contract that is described in this Section 5.11(a) being a “Parent Material Contract”).

(b)    Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is legal, valid and binding on and enforceable against Parent and its Subsidiaries, as applicable, except as such enforcement may be limited by the Enforceability Exceptions, and is in full force and effect, (ii) Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Parent Material Contract, (iii) neither Parent nor any of its Subsidiaries has received written notice of or knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any of its Subsidiaries or permit termination, modification or acceleration, under any such Parent Material Contract and (iv) as of the date of this Agreement no other party to any Parent Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

Section 5.12    Parent Benefit Plans; Labor Matters.

(a)    Each Parent Benefit Plan has been established, maintained and administered in compliance with its terms and with applicable Laws, including ERISA and the Code, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Benefit Plan is or has been within the past six years a (i) multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b)    Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the Internal Revenue Service, and, to the knowledge of Parent, no event has occurred that could reasonably be expected to cause the loss of any such qualification, except where such loss of qualification, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c)    Except as would not reasonably be expected to have a Parent Material Adverse Effect, no Proceeding, including any audit or investigation by any Governmental Authority, is pending or, to the knowledge of Parent, threatened with respect to any Parent Benefit Plan (other than routine claims for benefits and non-material appeals of such claims).

(d)    Neither Parent nor its Subsidiaries (excluding the Partnership and its Subsidiaries) is, and has not at any time been, bound by or a party to any collective bargaining agreement or similar contract with any labor union or organization. Neither Parent nor its Subsidiaries (excluding the Partnership and its Subsidiaries) is currently engaged in any negotiation with any labor union or organization and, to the knowledge of Parent, there is no union representation question or certification petition pending before the National Labor Relations Board or any other similar Governmental Authority relating to Parent or its Subsidiaries (excluding the Partnership and its Subsidiaries). Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) no organized work stoppage, labor strike, labor dispute, lockout or slowdown against Parent is pending or, to the knowledge of Parent, threatened against or involving Parent or its Subsidiaries (excluding the Partnership and its Subsidiaries); and (ii) neither Parent nor its Subsidiaries (excluding the Partnership and its Subsidiaries) has received written notice of any unfair labor practice complaint and, to the knowledge of Parent, no such complaints against Parent or such Subsidiaries are pending before the National Labor Relations Board or other similar Governmental Authority.

Section 5.13    Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (a) each of Parent and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Parent Permits required to be obtained to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted pursuant to applicable Environmental Laws (“Parent Environmental Permits”); (b) all Parent Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) no suspension or cancellation of any Parent Environmental Permit is pending or, to the knowledge of Parent, threatened in writing; (d) there has been no Release or arrangement for disposal of any Hazardous Substance by Parent or any of its Subsidiaries or, to the knowledge of Parent, by any other Person that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws; (e) there are no Proceedings pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or involving any real property currently or, to the knowledge of Parent, formerly owned, operated or leased by or for Parent or any of its Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law; (f) no Hazardous Substance has been disposed of, Released or transported on, to or from any properties currently or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any of its Subsidiaries, or as a result of any operations or activities of Parent or any of its Subsidiaries, in violation of any applicable Environmental Law or in a manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws; and (g) neither the Parent nor any of its Subsidiaries has either, expressly or by operation of Law, assumed or undertaken any liability, including any obligation for remedial or corrective action, of any other Person relating to Environmental Laws, other than in the ordinary course of its business.

Section 5.14    Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has good and valid title to all of its owned real property and good and valid title to all its owned personal property, and has good and valid leasehold interests in all of its leased real properties free and clear of all Liens, in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all leases under which Parent or any of its Subsidiaries lease any real or personal property are valid and effective against Parent or any of its Subsidiaries and the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries or the counterparties thereto.

Section 5.15    Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent (including, solely for purposes of this Section 5.15, the Partnership and its Subsidiaries) owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Parent Intellectual Property”) used in their respective businesses as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no pending or threatened in writing claims by any Person alleging infringement or misappropriation by Parent or any of its Subsidiaries of such Person’s intellectual property, (b) the conduct of the business of Parent and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (c) neither Parent nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Parent Intellectual Property, and (d) no Person is infringing or misappropriating any Parent Intellectual Property.

Section 5.16    Brokers and Other Advisors. No broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the other transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.17    Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of Parent and its Subsidiaries are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the energy products and services industry, including with respect to the distribution, storage, transportation and marketing of propane, natural gas, electricity and other energy products, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by Parent or any of its Subsidiaries other than in the ordinary course of business.

Section 5.18    Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 5.19    Ownership of Common Units. Parent and its Subsidiaries, taken together, are the beneficial owners of 23,756,882 Common Units, which are owned of record by the General Partner and represent all Common Units held of record or beneficially by Parent or any of its Subsidiaries as of the date of this Agreement.

Section 5.20    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or the General Partner or any other Person resulting from the distribution to the Partnership (including their Representatives), or the Partnership’s or the General Partner’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Partnership and the General Partner in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article V.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1    Preparation of the Registration Statement, the Proxy Statement and Schedule 13E-3; Partnership Unitholder Meeting.

(a)    As promptly as practicable following the date of this Agreement, (i) the Partnership shall prepare and file with the SEC the Proxy Statement and (ii) the Partnership and Parent shall jointly prepare and Parent shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, and the Schedule 13E-3 and any amendments thereto as required by Rule 13e-3 under the Exchange Act. Each of the Partnership and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement. The Partnership shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Limited Partners as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of the parties shall cooperate and consult with each other in connection with the preparation and filing of the Registration Statement, the Proxy Statement and the Schedule 13E-3, as applicable, including promptly furnishing to each other in writing upon request any and all information relating to a party or its Affiliates as may be required to be set forth therein, as applicable, under applicable Law. No filing of, or amendment or supplement to, the Registration Statement, the Proxy Statement or the Schedule 13E-3 will be made by a party without providing the other parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to, the Registration Statement, the Proxy Statement or the Schedule 13E-3, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Laws, disseminated to the Limited Partners. The parties shall notify each other promptly of the receipt of any comments, written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, the Registration Statement or the Schedule 13E-3 or for additional information and each party shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Registration Statement or the Schedule 13E-3.

(b)    The Partnership shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Limited Partners (the “Partnership Unitholder Meeting”) (which Partnership Unitholder Meeting date shall be no later than 35 days after the date that the Registration Statement is declared effective under the Securities Act) for the purpose of obtaining the Partnership Unitholder Approval. Subject to Section 6.3, the Partnership shall, through the GP Board, recommend to the Limited Partners approval of this Agreement (collectively, the “Partnership Board Recommendation”) and use the Partnership’s reasonable best efforts to obtain from the Limited Partners the Partnership Unitholder Approval. The Proxy Statement shall include, subject to Section 6.3, the Partnership Board Recommendation. Without limiting the generality of the foregoing, unless this Agreement is validly terminated in accordance with Article VIII, the Partnership’s obligations pursuant to the first sentence of this Section 6.1(b) shall not be affected by the withdrawal or modification by the Audit Committee or the GP Board of the Partnership Board Recommendation or any other action by the Audit Committee or the GP Board with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Partnership may postpone or adjourn the Partnership Unitholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (ii) for the absence of quorum, (iii) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement that the Audit Committee has determined after consultation with outside legal counsel is necessary under applicable Laws is provided to the Limited Partners within the minimum amount of time reasonably practicable prior to the Partnership Unitholder Meeting, and (iv) if the Partnership has delivered any notice contemplated by Section 6.3(d) and the time periods contemplated by Section 6.3(d) have not expired; provided, however, that in each case, without the written consent of the Parent (which shall not be unreasonably withheld, delayed or conditioned), the Partnership shall not be permitted to postpone or adjourn the Partnership Unitholder Meeting for more than 10 Business Days later than the most recently adjourned meeting or to a date after the date that is two Business Days prior to the Outside Date. The Partnership shall adjourn the Partnership Unitholder Meeting at the request of Parent (but in no event for more than 30 days from the date the Partnership Unitholder Meeting was originally scheduled to convene) (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval or (ii) for the absence of quorum. Without the written consent of the Parent (which shall not be unreasonably withheld, delayed or conditioned), no matter shall be submitted for action at the Partnership Unitholder Meeting except the approval of this Agreement and matters reasonably related to this Agreement.

(c)    Unless this Agreement is validly terminated in accordance with Article VIII, the Partnership shall submit this Agreement to the Limited Partners for approval at the Partnership Unitholder Meeting even if the GP Board or the Audit Committee shall have effected a Partnership Adverse Recommendation Change.

Section 6.2    Conduct of Business.

(a)    Except (i) as provided in this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws, (iv) as provided in any Partnership Material Contract in effect as of the date of this Agreement (including the Partnership Agreement) or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, each of the Partnership and the General Partner shall, and shall cause each of their respective Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material Partnership Permits and all material insurance policies maintained by the Partnership and its Subsidiaries, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Partnership Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws, (iv) as provided in any Partnership Material Contract in effect as of the date of this Agreement (including the Partnership Agreement) or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, the Partnership and the General Partner shall not, and shall not permit any of their respective Subsidiaries to:

(i)    amend the Organizational Documents (whether by merger, consolidation, conversion or otherwise) of such entity in any manner that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii)    declare, authorize, set aside or pay any dividend or distribution payable in cash, equity or property in respect of the Common Units, other than regular quarterly cash distributions on the Common Units not to exceed $0.95 per Common Unit;

(iii)    make any acquisition or disposition, directly or indirectly (including by merger, consolidation, acquisition of assets, tender or exchange offer or otherwise), of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets of any other Person, other than acquisitions or dispositions, the consideration for which does not exceed $3 million in value individually, or $10 million in the aggregate;

(iv)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of such entity’s capital stock or other equity interests;

(v)    adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;

(vi)    waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Partnership Material Adverse Effect;

(vii)    except as required by applicable Law or the terms of any Partnership Benefit Plan existing and in effect on the date of this Agreement, (1) establish, adopt, materially amend or modify, commence participation in or terminate (or commit to establish, adopt, materially amend or modify, commence participation in or terminate) any material Partnership Benefit Plan (or any material plan or arrangement that would be a Partnership Benefit Plan if in effect as of the date of this Agreement), (2) materially increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the General Partner, the Partnership or any of their respective Subsidiaries, or enter into or amend any employment, severance, termination, retention or consulting agreement, in each case, other than in the ordinary course of business, (3) accelerate any material rights or benefits under any Partnership Benefit Plan, or (4) grant or amend any equity awards, except in the ordinary course of business; or

(viii)    agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

(b)    Except (i) as provided in this Agreement, (ii) as set forth in Section 6.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Laws, (iv) as provided in any Parent Material Contract in effect as of the date of this Agreement or (v) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material Parent Permits and all material insurance policies maintained by the Parent and its Subsidiaries, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Laws, (iv) as provided in any Parent Material Contract in effect as of the date of this Agreement or (v) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)    amend Parent’s or any of its Subsidiaries’ Organizational Documents (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (a) prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement, or (b) adversely affect (1) the economic benefits to be obtained by the holders of Public Common Units upon the consummation of the Merger or (2) the terms of the Parent Common Stock in any material respect;

(ii)    declare, authorize, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of Parent’s capital stock, other than regular quarterly cash dividends on the Parent Common Stock in the ordinary course of business consistent with past practice and other than dividends or distributions with a record date after the Effective Time; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on Parent Common Stock;

(iii)    merge, consolidate or enter into any other business combination transaction or agreement with any Person;

(iv)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of Parent’s capital stock or other equity interests;

(v)    issue or sell any Parent Shares, issue or sell any Preferred Stock, or grant or issue any warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire Parent Shares or any other capital stock of the Parent or its Subsidiaries, in each case other than pursuant to a Parent Benefit Plan existing on the date of this Agreement;

(vi)    solely with respect to Parent, adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;

(vii)    directly or indirectly purchase, acquire or otherwise become beneficial owner of (or direct the Partnership to repurchase, redeem or otherwise acquire) any Public Common Units; or

(viii)    agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any acquisition or disposition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.3    No Solicitation; Partnership Adverse Recommendation Change.

(a)    The Partnership shall, and the General Partner shall use its reasonable best efforts to cause its and the Partnership’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, require the return or destruction of all confidential information previously provided to such parties by or on behalf of the Partnership or its Subsidiaries and immediately prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Alternative Proposal. Except as permitted by this Section 6.3, (x) without the prior written consent of Parent, the Partnership shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly (A) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an Alternative Proposal, (B) grant any waiver or release of any standstill or similar agreement with respect to any Partnership Interests of the Partnership or of any of its Subsidiaries, (C) except for an Acceptable Confidentiality Agreement permitted pursuant to Section 6.3(b), enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal, or (D) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Partnership Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal, or fail to recommend against acceptance of any tender offer or exchange offer for Common Units within ten Business Days after commencement of such offer, or resolving or agreeing to take any of the foregoing actions, and (y) subject to Section 6.3(b), within five Business Days of receipt of a written request of Parent following the receipt by the Partnership of any Alternative Proposal (but, for the avoidance of doubt, not during any Superior Proposal Notice Period), the Partnership shall publicly reconfirm the Partnership Board Recommendation; provided, that, in the event that Parent requests such public reconfirmation of the Partnership Board Recommendation, then the Partnership may not unreasonably withhold, delay (beyond the five Business Day period) or condition the public reconfirmation of the Partnership Board Recommendation (the taking of any action described in clause (x)(C) or clause (x)(D), the failure to take the action described in clause (y) or the failure to include the Partnership Board Recommendation in the Proxy Statement being referred to as a “Partnership Adverse Recommendation Change”; provided, however, that to the extent any such action was taken solely by Representatives of Parent or by the Partnership at the explicit direction of Representatives of Parent, it will not be deemed a “Partnership Adverse Recommendation Change”).

(b)    Notwithstanding anything to the contrary contained in this Agreement, if at any time following the date of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) the Partnership has received an unsolicited written Alternative Proposal that the Audit Committee believes is bona fide, (ii) the Audit Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (B) failure to take such action would be inconsistent with its duties under applicable Law, as modified by the Partnership Agreement, and (iii) such Alternative Proposal did not result from a material breach of Section 6.3(a), then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to the Partnership and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided, that (x) the Partnership will not, and will use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless the Partnership has, or first enters into, an Acceptable Confidentiality Agreement with such Person and (y) the Partnership will provide to Parent non-public information about the Partnership or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c)    In addition to the other obligations of the Partnership set forth in this Section 6.3, the Partnership shall promptly advise Parent, orally and in writing, and in no event later than 48 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Partnership in respect of any Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Partnership shall promptly provide Parent with copies of any additional material written materials received by the Partnership or that the Partnership has delivered to any third party making an Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d)    Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Partnership Unitholder Approval, the Audit Committee may effect a Partnership Adverse Recommendation Change in response to an Alternative Proposal or an Intervening Event if the Audit Committee, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under applicable Law, as modified by the Partnership Agreement; provided, however, that the Audit Committee may not effect a Partnership Adverse Recommendation Change pursuant to the foregoing unless:

(i)    if the Audit Committee intends to effect such Partnership Adverse Recommendation Change in response to an Alternative Proposal:

(1)	such Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(2)

the Audit Committee has determined, after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal after giving effect to all of the adjustments offered by Parent pursuant to clause (5) below;

(3)

the Audit Committee or Partnership has provided prior written notice to Parent in accordance with Section 9.10 (the “Superior Proposal Notice”) of the Audit Committee’s intention to effect a Partnership Adverse Recommendation Change, and such Superior Proposal Notice has specified the identity of the Person making such Alternative Proposal, the material terms and conditions of such Alternative Proposal, and complete copies of any written proposal or offers (including proposed agreements) received by the Partnership in connection with such Alternative Proposal;

(4)

during the period that commences on the date of delivery of the Superior Proposal Notice as determined in accordance with Section 9.10 and ends at 11:59 p.m. Eastern time on the date that is the fifth calendar day following the date of such delivery (the “Superior Proposal Notice Period”), the Audit Committee shall (A) negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the Audit Committee not to effect a Partnership Adverse Recommendation Change; and (B) keep Parent reasonably informed with respect to the status and changes in the material terms and conditions of such Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such Alternative Proposal (it being agreed that any change in the purchase price in such Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent Superior Proposal Notice and a subsequent Superior Proposal Notice Period in respect of such revised Alternative Proposal, except that such subsequent Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial Superior Proposal Notice Period and (y) 11:59 p.m. Eastern time on the date that is the third calendar day following the date of the delivery of such subsequent Superior Proposal Notice; and

(5)

the Audit Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Superior Proposal Notice Period, shall have determined in good faith that (A) such Alternative Proposal continues to constitute a Superior Proposal even if such revisions were to be given effect and (B) failure to effect a Partnership Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the Partnership Agreement, even if such revisions were to be given effect.

(ii)    if the Audit Committee intends to effect such Partnership Adverse Recommendation Change in response to an Intervening Event:

(1)

the Partnership has provided prior written notice to Parent in accordance with Section 9.10 (the “Partnership Recommendation Change Notice”) of the Audit Committee’s intention to effect a Partnership Adverse Recommendation Change, and such Partnership

Recommendation Change Notice has specified the details of such Intervening Event and the reasons for the Partnership Adverse Recommendation Change;

(2)

during the period that commences on the date of delivery of the Partnership Recommendation Change Notice as determined in accordance with Section 9.10 and ends at 11:59 p.m. Eastern time on the date that is the fifth calendar day following the date of such delivery (the “Partnership Recommendation Change Notice Period”), the Partnership shall (A) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the Audit Committee not to effect a Partnership Adverse Recommendation Change; and (B) keep Parent reasonably informed of any change in circumstances related thereto; and

(3)

the Audit Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Partnership Adverse Recommendation Change Notice Period, shall have determined in good faith that the failure to effect a Partnership Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the Partnership Agreement, even if such revisions were to be given effect.

(e)    Nothing contained in this Agreement shall prevent the Partnership or the GP Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal if the GP Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Law; provided, that any Partnership Adverse Recommendation Change may only be made in accordance with Section 6.3(d). For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Adverse Recommendation Change.

Section 6.4    Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, Parent, on the one hand, and each of the Partnership and the General Partner, on the other hand, shall cooperate with the other and use and shall cause their respective Subsidiaries to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date), including, for the avoidance of doubt, in the case of Parent and the General Partner until the Effective Time or the termination of this Agreement, retaining ownership and voting control over all Common Units beneficially owned by Parent and the General Partner as of the date of this Agreement or acquired thereafter and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties. Parent and its Affiliates shall enter into the Support Agreement by execution of a joinder thereto if at any time prior to the taking of the vote of the Common Units in respect of this Agreement the Parent or its Affiliates acquire beneficial or direct ownership of any Common Units.

Section 6.5    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. Thereafter, neither the Partnership nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by any applicable listing agreement with the NYSE as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that neither the Partnership nor Parent shall be required by this Section 6.5 to consult with any other party with respect to a public announcement in connection with a Partnership Adverse Recommendation Change but nothing in this proviso shall limit the obligations of the Partnership, the General Partner, the GP Board, the Audit Committee, Parent or the Parent Board under Section 6.3; provided, further, that each party and their respective controlled Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Partnership in compliance with this Section  6.5.

Section 6.6    Access to Information. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its material Subsidiaries to afford to the other party and its Representatives, reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives, in each case for the purpose of completing diligence related to the transactions contemplated by this Agreement; provided, that such access shall be provided on a basis that minimizes the disruption to the operations of the requested party and its Representatives. Subject to applicable Laws, during such period, Parent shall furnish promptly to the Partnership (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of federal, state or foreign Laws (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Authority thereunder), as applicable (other than documents which such party is not permitted to disclose under applicable Laws) and (ii) all information concerning Parent’s business, properties and personnel as the Partnership may reasonably request, including all information relating to environmental matters, for the purpose of completing the Partnership’s due diligence. Notwithstanding the foregoing, no party shall have an obligation to provide access to any information the disclosure of which the other party has concluded may jeopardize any privilege available to such party or any of its Affiliates relating to such information or would be in violation of a confidentiality obligation binding on such party or any of its Affiliates.

Section 6.7    Indemnification and Insurance.

(a)    From and after the Effective Time, to the fullest extent permitted under applicable Laws, Parent and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding, including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Person), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding, and, upon receipt by Parent of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all Indemnified Persons and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Organizational Documents of the Partnership and the General Partner immediately prior to the Effective Time, and ensure that the Organizational Documents of the Partnership and the General Partner or any

of their respective successors or assigns, if applicable, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and employees of the Partnership and the General Partner than are presently set forth in such Organizational Documents. Any right of an Indemnified Person pursuant to this Section 6.7(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and their respective heirs and representatives against Parent and the General Partner and their respective successors and assigns.

(b)    For a period of six years following the Effective Time, Parent shall maintain in effect Parent’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided, that Parent may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall Parent be required to expend pursuant to this Section 6.7(b) more than an amount per year equal to 300% of current annual premiums paid by Parent for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, Parent would be required to expend more than the Maximum Amount, Parent shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If Parent in its sole discretion elects, then, in lieu of the obligations of Parent under this Section 6.7(b), Parent may (but shall be under no obligation to), prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided, that in no event shall the cost of such policy exceed the Maximum Amount.

(c)    The rights of any Indemnified Person under this Section 6.7 shall be in addition to any other rights such Indemnified Person may have under the Organizational Documents of the Partnership and the General Partner, any indemnification agreements, or the DLLCA and DRULPA. The provisions of this Section 6.7 shall survive the consummation of the transactions contemplated by this Agreement and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives. If Parent and/or the General Partner, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or the General Partner shall assume the obligations of Parent and the General Partner set forth in this Section 6.7.

Section 6.8    Fees and Expenses. Except as otherwise provided in Section 8.2 and Section 8.3, all fees and expenses incurred in connection with the transactions contemplated by this Agreement including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated by this Agreement, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Partnership shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement, the Proxy Statement and the Schedule 13E-3 and (b) Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process.

Section 6.9    Section 16 Matters. Prior to the Effective Time, Parent and the Partnership shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10    Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 6.11    Dividends and Distributions.

(a)    After the date of this Agreement until the Effective Time, subject to Section 6.11(b), each of Parent and the Partnership shall coordinate with the other regarding the timing of any declaration of any dividends or distributions in respect of Parent Common Stock and Partnership Interests and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Partnership Interests shall not receive, for any quarter, distributions both in respect of Partnership Interests and also dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (i) only distributions in respect of Partnership Interests or (ii) only dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger.

(b)    After the date of this Agreement and until the Effective Time, the General Partner shall (and the Parent shall, directly or indirectly, cause its Representatives on the GP Board to), determine, declare, and cause the Partnership to pay regular quarterly cash distributions on the Common Units for each quarter in accordance with the Partnership Agreement and in the ordinary course of business consistent with past practice, including with respect to the timing of record dates and payment dates; provided, however, that subject to Section 18-607 of the DRULPA and the Partnership Agreement, any such regular quarterly distribution shall not be less than $0.95 per Common Unit. The General Partner shall (and the Parent shall, directly or indirectly, cause its Representatives on the GP Board to) designate the record date for the quarterly cash distribution related to the quarter immediately prior to the quarter in which the Closing occurs so that such record date precedes the Effective Time so as to permit the payment of such quarterly distribution to the holders of the Common Units.

Section 6.12    Audit Committee. Prior to the earlier of the Effective Time and the termination of this Agreement, Parent shall not and it shall not permit any of its Subsidiaries to, and it shall not and shall not permit any of its Subsidiaries to take any action intended to cause the General Partner to, without the consent of a majority of the then existing members of the Audit Committee, eliminate the Audit Committee, revoke or diminish the authority of the Audit Committee or remove or cause the removal of any director of the General Partner that is a member of the Audit Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 6.12 shall not apply to the filling, in accordance with the provisions of the General Partner Bylaws, of any vacancies caused by the resignation, death or incapacity of any such director.

Section 6.13    Performance by the General Partner. Parent will cause the General Partner, the Partnership and their respective Subsidiaries to comply with the provisions of this Agreement and, with respect to the General Partner, the Support Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by the Partnership and the General Partner and their respective Subsidiaries shall not be deemed to be breaches or violations or failures to perform by Parent of any of the provisions of this Agreement unless such action or inaction was or was not taken, in either case, at the direction of Parent. In no event shall the General Partner or the Partnership have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives.

Section 6.14    Cooperation with Debt and Equity Financing. From and after the date of this Agreement, the Partnership shall, and the Partnership shall cause each of its Subsidiaries and use reasonable best efforts to cause its and their representatives (including their auditors) to, use its respective reasonable best efforts to provide all customary cooperation (including providing reasonably available financial and other information regarding the Partnership and its Subsidiaries for use in marketing and offering documents and to enable Parent to prepare pro forma financial statements) as reasonably requested by Parent to assist Parent in the arrangement of any bank debt financing or any capital markets debt or equity financing, any repayment, restructuring or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated by this Agreement and any other amounts required to be paid in connection with the consummation of the Merger; it being understood that the arrangement of any bank debt financing or any capital markets debt financing or the repayment, restructuring or refinancing of any debt shall not be a condition to Parent’s or Merger Sub’s obligations to effect the Merger. Parent shall indemnify and hold harmless the General Partner, the Partnership and their respective Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such bank debt financing or any capital markets debt financing.

Section 6.15    Tax Treatment. For United States federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the United States federal income tax treatment), the parties agree to treat the Merger as a taxable sale of the Public Common Units to Holdings in exchange for the Merger Consideration. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.

Section 6.16    Takeover Statutes. Parent shall not, and shall cause its Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto. If any Takeover Law shall become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto, Parent and the Parent Board shall grant such approvals and shall use reasonable best efforts to take such actions so that the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.

Section 6.17    Securityholder Litigation. The Partnership and the General Partner shall give Parent prompt notice and the opportunity to participate in the defense or settlement of any securityholder litigation against the Partnership and the General Partner and/or their directors (as applicable) relating to the transactions contemplated by this Agreement and no such settlement shall be agreed to without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed; provided, that the Partnership and the General Partner shall in any event control such defense and/or settlement and shall not be required to provide information if doing so would be reasonably expected to violate the confidentiality obligations of such party or threaten the loss of any attorney-client privilege or other applicable legal privilege.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a)    Partnership Unitholder Approval. The affirmative vote or consent of the holders of a majority of the outstanding Common Units at the Partnership Unitholder Meeting or any adjournment or postponement thereof in favor of the approval of this Agreement (the “Partnership Unitholder Approval”) shall have been obtained in accordance with applicable Laws and the Organizational Documents of the Partnership.

(b)    No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.

(c)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)    Stock Exchange Listing. The Parent Common Stock deliverable to the Limited Partners as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2    Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Partnership and the General Partner contained in Section 4.3(a), Section 4.3(c) and Section 4.6 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Partnership and the General Partner contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Partnership and the General Partner set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 4.5 and Section 4.9 and the definition of Partnership Material Contract in Section 4.10(a)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.

(b)    Performance of Obligations of the Partnership and the General Partner. Each of the Partnership and the General Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.

Section 7.3    Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent contained in Section 5.3(a) and Section 5.6 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 5.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 5.5 and Section 5.9 and the definition of Parent Material Contract in Section 5.11(a)) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)    Performance of Obligations of the Parent and Merger Sub. Each of Parent, Holdings and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.4    Frustration of Closing Conditions.

(a)    None of the Partnership nor the General Partner may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of either such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

(b)    None of Parent, Holdings or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of any such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:

(a)    by the mutual written consent of the Partnership and Parent duly authorized by the Parent Board and the Audit Committee, respectively.

(b)    by either of the Partnership or Parent:

(i)    if the Closing shall not have been consummated on or before November 1, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available (A) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (B) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 9.9;

(ii)    if any Restraint having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

(iii)    if the Partnership Unitholder Meeting shall have concluded and the Partnership Unitholder Approval shall not have been obtained.

(c)    by Parent:

(i)    if a Partnership Adverse Recommendation Change shall have occurred prior to receipt of the Partnership Unitholder Approval; or

(ii)    if the Partnership or the General Partner shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Partnership or the General Partner set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is incapable of being cured, or is not cured, by the Partnership or the General Partner within 30 days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if Parent, Holdings or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d)    by the Partnership (which termination may be effected for the Partnership by the Audit Committee without the consent, authorization or approval of the GP Board) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is incapable of being cured, or is not cured, by Parent within 30 days following receipt of written notice from the Partnership of such breach or failure; provided, that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Partnership or the General Partner is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in the last sentence of Section 6.6, the provisions in Section 6.8, this Section 8.2, Section 8.3 and Article IX, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 8.2, there shall be no liability on the part of any of Parent, Holdings, Merger Sub or the Partnership and the General Partner or their respective directors, officers and Affiliates; provided, however, that no such termination shall relieve any party hereto from (a) its obligation to pay the Parent Expense Reimbursement or the Partnership Termination Fee, as applicable, if, as and when required pursuant to Section 8.3, (b) any liability for any failure to consummate the Merger and the other transactions contemplated by this Agreement when required pursuant to this Agreement or (c) any liability for intentional fraud or a willful breach of any covenant or other agreement contained in this Agreement. For purposes of this Section 8.2, “willful breach” shall mean a material breach of this Agreement that is a consequence of a deliberate act or a deliberate failure to act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would (i) cause a material breach of this Agreement and (ii) prevent or materially delay the Closing. Notwithstanding the foregoing, in no event shall the General Partner or the Partnership have any liability for any matter set forth in the proviso of the preceding sentence for any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives.

Section 8.3    Termination Fees; Expenses.

(a)    In the event this Agreement is terminated (i) by Parent pursuant to Section 8.1(c)(i) (Partnership Adverse Recommendation Change), (ii) by the Partnership or Parent pursuant to Section 8.1(b)(iii) (Failed Partnership Unitholder Vote) in a case where a Partnership Adverse Recommendation Change has occurred, or (iii) by the Partnership pursuant to Section 8.1(b)(i) (Outside Date) and, at the time of such termination under this clause (iii), (A) the Partnership Unitholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 8.1(c)(i) (Partnership Adverse Recommendation Change), then the Partnership shall pay to Parent a termination fee equal to $20 million (the “Partnership Termination Fee”) within two Business Days after the date of termination.

(b)    In the event of termination of this Agreement by (i) the Partnership or Parent pursuant to Section 8.1(b)(iii) (Failed Partnership Unitholder Vote) (or termination by the Partnership pursuant to a different provision of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(iii) (Failed Partnership Unitholder Vote) other than if the General Partner, the Parent and its Affiliates, each in their capacity as a Partnership Unitholder, shall have failed to vote in favor of approval of the Merger at the Partnership Unitholder Meeting, or (ii) Parent pursuant to Section 8.1(c)(ii) (Partnership or General Partner Uncured Breach), then the Partnership shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $5 million (the “Parent Expense Reimbursement”).

(c)    In the event of termination of this Agreement by the Partnership pursuant to Section 8.1(d) (Parent Uncured Breach), then Parent shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from the Partnership, pay the Partnership’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by the Partnership and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $5 million (the “Partnership Expense Reimbursement”).

(d)    Each of the parties hereto acknowledges that the Partnership Termination Fee, Parent Expense Reimbursement and Partnership Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other party, as applicable, in the circumstances in which such amounts are due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall a party be entitled to more than one payment of the Partnership Termination Fee, Parent Expense Reimbursement and Partnership Expense Reimbursement, as applicable, in connection with a termination of this Agreement pursuant to which such amounts are payable.

(e)    The parties acknowledge that the provisions of this Section 8.3 are an integral part of the transactions contemplated hereby and that, without these agreements, none of the Partnership, General Partner, Parent, Holdings or Merger Sub would enter into this Agreement. Accordingly, in the event that the Partnership shall fail to pay the Partnership Termination Fee required pursuant to this Section 8.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 5%. In addition, if the Partnership shall fail to pay the Partnership Termination Fee when due, the Partnership shall also pay all of Parent’s reasonable costs and expenses (including fees and expenses of counsel) in connection with efforts to collect such fee.

ARTICLE IX

MISCELLANEOUS

Section 9.1    No Survival, Etc. The representations, warranties and agreements in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Effective Time or, except as otherwise provided in Section 8.2 or Section 8.3, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Article I, Article II, Article III, the last sentence of Section 6.6, Section 6.8, Section 6.10 and Article

IX and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time.

Section 9.2    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the parties, by action taken or authorized by the Parent Board and the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved by the Audit Committee; provided, further, that following receipt of the Partnership Unitholder Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Laws or stock exchange rule would require further approval by the Limited Partners without such approval.

Section 9.3    GP Board Consent. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval, consent, waiver or agreement of the Partnership or the General Partner is required pursuant to this Agreement (including any determination to exercise or refrain from exercising any rights under Article VIII or to enforce the terms of this Agreement (including Section 9.9)), such determination, decision, approval or consent must be authorized by the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Audit Committee.

Section 9.4    Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions or (d) make or grant any consent under this Agreement; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Audit Committee. Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interests and obligations under this Agreement to any other wholly owned Subsidiary of Parent or Holdings (including any wholly owned Subsidiary of Parent or Holdings created after the date of this Agreement but prior to the Effective Time), but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.5 shall be null, void and ineffective.

Section 9.6    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.7    Entire Understanding; No Third-Party Beneficiaries. This Agreement, the Support Agreement, the Partnership Disclosure Schedule, the Parent Disclosure Schedule and any certificates delivered by any party pursuant to this agreement (a) constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this

Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b) of this sentence, the provisions of Section 6.7 and Section 9.12. Notwithstanding anything to the contrary in this Agreement, Section 9.8 and Section 9.12 shall be for the benefit of, and enforceable by, any financing sources or lender providing financing in connection with the Merger.

Section 9.8    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b)    Each of the parties hereto irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto consents to service being made through the notice procedures set forth in Section 9.10, irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Laws, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 9.8(b) is solely for the purpose referred to in this Section 9.8(b) and shall not be deemed to be a general submission to such courts or in the State of Delaware other than for such purpose.

(c)    EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.9    Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.9 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.10    Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):

If to Parent or Merger Sub, to:

UGI Corporation

460 North Gulph Road

King of Prussia, PA 19406

Attention: Monica M. Gaudiosi,

                 Vice President, General Counsel & Secretary

Email: gaudiosim@ugicorp.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700 Houston, TX 77002

Attention: Ryan J. Maierson

                 John M. Greer

Email: ryan.maierson@lw.com

   john.greer@lw.com

If to the Partnership or the General Partner, to:

AmeriGas Partners, L.P.

460 North Gulph Road

King of Prussia, PA 19406

Attention: Michelle Bimson Maggi

Email: michelle.bimson@amerigas.com

with copies (which shall not constitute notice) to:

Potter Anderson & Corroon, LLP

1313 N Market Street

Wilmington, DE 19801

Attention: Mark A. Morton

                 Thomas A. Mullen

Email: mmorton@potteranderson.com

            tmullen@potteranderson.com

and

Baker Botts L.L.P.

910 Louisiana Street

Houston, TX 77002

Attention: Joshua Davidson

                 Andrew J. Ericksen

Email: joshua.davidson@bakerbotts.com

           aj.ericksen@bakerbotts.com

Notices will be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified above or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).

Section 9.11    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.12    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, financing source, lender, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

UGI CORPORATION

By:	/s/ John L. Walsh
Name:	John L. Walsh
Title:	President and Chief Executive Officer

HOLDINGS:

AMERIGAS PROPANE HOLDINGS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

MERGER SUB:

AMERIGAS PROPANE HOLDINGS, LLC

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

PARTNERSHIP:

AMERIGAS PARTNERS, L.P.

By:	AMERIGAS PROPANE, INC.,
its general partner

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

GENERAL PARTNER:

AMERIGAS PROPANE, INC.

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex B

April 1, 2019

The Audit Committee of the Board of Directors

of AmeriGas Propane, Inc.

c/o AmeriGas Partners, L.P.

460 North Gulph Road

King of Prussia, Pennsylvania 19406

Attention:	Mr. William J. Marrazzo
Audit Committee Chairman

Dear Members of the Audit Committee:

You, the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of AmeriGas Propane, Inc. (the “General Partner”), the general partner of AmeriGas Partners, L.P. (the “Partnership”), have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common units representing limited partner interests (the “Common Units”) in the Partnership (other than UGI Corporation (the “Parent”), any of its Subsidiaries, the General Partner or their respective affiliates) (the “Unaffiliated Public Unitholders”) of the Merger Consideration (as defined herein) to be received by such Unaffiliated Public Unitholders pursuant to the Agreement and Plan of Merger, to be dated as of April 1, 2019 (the “Agreement”), by and among the Parent, AmeriGas Propane Holdings, Inc. (“Holdings”), AmeriGas Propane Holdings, LLC, a wholly owned subsidiary of the Parent (“Merger Sub” and, collectively with the Parent, Holdings, the Partnership and the General Partner, the “Parties”), the Partnership and the General Partner. The Agreement provides for, among other things, the merger of Merger Sub with and into the Partnership (the “Merger”), pursuant to which the Partnership will survive and continue to exist as a Delaware limited partnership (the “Surviving Partnership”), and each issued and outstanding Common Unit (other than any Common Units owned by the Parent or any of its Subsidiaries or by the General Partner immediately prior to the effective time of the Merger) will be converted into the right to receive, at the election of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), one of the following: (a) $35.325 in cash (rounded up to the nearest whole cent after taking into account all Cash Election Units exchanged by each holder), (b) 0.6378 shares of common stock, without par value, of the Parent (“Common Stock”) or (c)(i) $7.63 in cash and (ii) 0.500 shares of Common Stock ((a), (b) and (c), taken in the aggregate, the “Merger Consideration”). The terms and conditions of the Merger are set forth in more detail in the Agreement, and references to the Merger set forth herein are qualified in their entirety by the terms of the Agreement. Defined terms used but not defined herein have the meanings ascribed thereto in the Agreement.

Tudor Pickering Holt & Co Advisors LP (“TPH”) and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage activities and investment management activities, as well as providing research and other

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financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, directly or indirectly, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of the Partnership, the Parent and any of the other companies that may be involved in the Merger, including the Parties and any of their respective affiliates, and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Merger and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Merger, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Partnership, the Parent or their respective equityholders or affiliates, other potential participants in the Merger or their respective equityholders or affiliates. We have acted as financial advisor to the Committee in connection with, and have participated in certain negotiations leading to, the Merger. We expect to receive fees for our services in connection with the Merger, the principal portion of which is contingent upon the consummation of the Merger, and the Partnership has agreed to reimburse certain of our expenses and indemnify us and certain related parties against certain liabilities arising out of our engagement. We have in the past performed various investment banking and financial services for the Committee for which we received customary compensation. In the past two years, these services consisted of advising the Committee with respect to its evaluation of certain strategic financing and other transactions. We may in future provide investment banking or other financial services to the Partnership or any of the other Parties or their respective unitholders, members, shareholders, affiliates or portfolio companies. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things: (i) the draft of the Agreement dated March 31, 2019; (ii) certain publicly available financial statements and other business, operating and financial information, including research analyst reports, with respect to the Partnership and the Parent; (iii) certain other communications from the Partnership and the Parent to their respective unitholders or stockholders; (iv) certain internal financial information and forecasts for the Partnership and the Parent prepared by the senior management of the General Partner and the Parent, respectively, and certain internal financial information and forecasts for the Parent pro forma for consummation of the Merger prepared by the senior management of the Parent, as adjusted in conjunction with and at the direction of the Committee for financial information and forecasts with respect to the Partnership prepared by the senior management of the General Partner, in each case prepared together with sensitivities thereto developed in conjunction with and at the direction of the Committee (each such set of internal financial information and forecasts, together with the assumptions upon which it was based, a “Forecast” and, collectively, the “Forecasts”); and (v) certain synergies projected by the management of the Parent to result from the Merger (the “Synergies”). We also have held discussions with members of the senior managements of the General Partner and the Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective entities and of the Surviving Partnership. In addition, we have reviewed the reported price and trading activity for the Common Stock and the Common Units, compared certain financial and stock market information for the Partnership and the Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the midstream energy sector and performed such other studies and analyses, and considered such other factors, as we

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considered appropriate. The Forecasts and Synergies reflect certain assumptions regarding future weather patterns, capital expenditures and other matters that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion. As you are aware, senior management of the General Partner may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of the Partnership, on the one hand, and the Surviving Partnership, the Parent and its affiliates, on the other.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of managements of the General Partner and the Parent, and that such Forecasts and Synergies provide a reasonable basis upon which to evaluate the Merger. The cases and sensitivities comprising the Forecasts and Synergies were evaluated collectively, and no single forecast case or sensitivity was determinative of the opinion expressed herein. We express no view or opinion with respect to the Forecasts, Synergies or the assumptions on which they are based and we have further assumed, among other things, that (i) the executed Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft version we have examined, referenced above, (ii) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all material respects, (iii) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Merger will be satisfied without material amendment or waiver thereof, (v) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Merger (including Partnership Unitholder Approval) will be obtained without, in the case of each of the forgoing clauses (i) through (vi), any adverse effect on the Partnership, the Parent, Merger Sub, the holders of Common Units or the expected benefits of the Merger in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Partnership or any of its subsidiaries or the Parent or any of its subsidiaries, nor have we evaluated the solvency or fair value of the Partnership or the Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Committee or the Partnership to engage in the Merger, the relative merits of the Merger as compared to any other alternative transaction that might be available to the Partnership or the likelihood of consummation of the Merger. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration to be paid to the Unaffiliated Public Unitholders in the Merger pursuant to the Agreement. We do not express any view on, and our opinion does not address, any particular election with respect to the Merger Consideration or any limitations or proration procedures in respect of the Merger Consideration, any other term or aspect of the Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the

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Agreement or entered into or amended in connection with the Merger, including, without limitation, the fairness of the Merger to, or any consideration received in connection therewith by, creditors or other constituencies of the Partnership or the Parent; nor as to the fairness of the amount or nature of any consideration or compensation to be paid or payable to any of the officers, directors or employees of the Partnership, the General Partner or the Parent, or any class of such persons, in connection with the Merger, whether relative to the Merger Consideration to be paid to the Unaffiliated Public Unitholders pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the Common Units, shares of the Common Stock or any other securities will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Committee in connection with its consideration of the Merger, and such opinion does not constitute a recommendation to the Committee, the board of directors of the General Partner, the holders of Common Units or any other persons in respect of the Merger, including as to how any Unaffiliated Public Unitholders or any other holders of Common Units should vote or act with respect to the Merger or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the Unaffiliated Public Unitholders in the Merger pursuant to the Agreement is fair from a financial point of view to such Unaffiliated Public Unitholders.

Very truly yours,

/s/ Tudor Pickering Holt & Co Advisors LP

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Annex C

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of April 1, 2019 (this “Agreement”), is entered into by and between AmeriGas Partners, L.P., a Delaware limited partnership (the “Partnership”), and AmeriGas Propane, Inc., a Pennsylvania corporation and the general partner of the Partnership (the “General Partner”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, UGI Corporation, a Pennsylvania corporation (the “Parent”), AmeriGas Propane Holdings, Inc., a Delaware corporation, AmeriGas Propane Holdings, LLC, a Delaware limited liability company (“Merger Sub”), the Partnership and the General Partner are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub shall be merged with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the “Merger”);

WHEREAS, as of the date hereof, the General Partner is the Record Holder and beneficial owner in the aggregate of, and has the right to vote and dispose of, the number of common units representing limited partner interests in the Partnership (“Common Units”) set forth opposite its name on Schedule A hereto (the “Existing Units”);

WHEREAS, as a condition and inducement to the Partnership’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, the General Partner is entering into this Agreement; and

WHEREAS, the General Partner acknowledges that the Partnership is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the General Partner set forth in this Agreement and would not enter into the Merger Agreement if the General Partner did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the General Partner hereby agrees as follows:

1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

“Audit Committee” has the meaning ascribed thereto in the Partnership Agreement.

“Covered Unitholder” means the General Partner and each such other Person as may later become party to this Agreement as a result of becoming a Record Holder or beneficial owner of Covered Units pursuant to Section 6(a), by joinder or otherwise.

“Covered Units” means the Existing Units of which the General Partner is the Record Holder or beneficial owner as of the date hereof, together with any Common Units of which the General Partner becomes the Record Holder or beneficial owner on or after the date hereof (or any Common Units with respect to which any Person as may later become party to this Agreement pursuant to Section 6(a), by joinder or otherwise, if applicable, becomes the Record Holder or beneficial owner on or after the date hereof).

“Proxy Designee” means a Person designated by the Audit Committee by written notice to each of the parties hereto, which notice may simultaneously revoke the designation of any other Person as a Proxy Designee.

“Record Holder” has the meaning ascribed thereto in the Partnership Agreement.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

2. Agreement to Vote Covered Units. Prior to the Termination Date (as defined herein), each Covered Unitholder, severally and not jointly, irrevocably and unconditionally agrees that it shall at any meeting of the limited partners of the Partnership (whether annual or special and whether or not an adjourned or postponed meeting), however called and in connection with the Merger, appear at such meeting or otherwise cause the Covered Units to be counted as present thereat for purpose of establishing a quorum and vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), in person or by proxy, all Covered Units (in all manners and by each applicable class): (a) in favor of the Merger, the approval of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (b) against any action, agreement, transaction, or proposal that is intended, would reasonably be expected, or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of, or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger. For the avoidance of doubt, no Covered Unitholder (in its capacity as a unitholder) shall be under any obligation whatsoever to require or request that the limited partners of the Partnership vote on, consent to or otherwise approve or reject any matter or issues; notwithstanding the foregoing, if any Covered Unitholder is the beneficial owner, but not the Record Holder, of any Covered Units, such beneficial owner agrees to take all actions necessary to cause the Record Holder and any nominees to vote (or execute a consent with respect to) all of such Covered Units in accordance with this Section 2.

3. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) FROM AND AFTER THE DATE HEREOF UNTIL THE TERMINATION DATE, EACH COVERED UNITHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY GRANTS TO, AND APPOINTS, HUGH J. GALLAGHER, ANN KELLY, AND ANY OTHER PROXY DESIGNEE, EACH OF THEM INDIVIDUALLY, SUCH COVERED UNITHOLDER’S, AS APPLICABLE, PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE (OR EXERCISE A WRITTEN CONSENT WITH RESPECT TO) THE COVERED UNITS SOLELY IN ACCORDANCE WITH SECTION 2. THIS PROXY IS IRREVOCABLE (UNTIL THE TERMINATION DATE AND EXCEPT AS TO ANY PROXY DESIGNEE WHOSE DESIGNATION AS A PROXY DESIGNEE IS REVOKED BY THE AUDIT COMMITTEE) AND COUPLED WITH AN INTEREST AND EACH COVERED UNITHOLDER SHALL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY OTHER PROXY PREVIOUSLY GRANTED BY SUCH COVERED UNITHOLDER, AS APPLICABLE, WITH RESPECT TO THE COVERED UNITS (AND EACH COVERED UNITHOLDER HEREBY REPRESENTS

TO THE PARTNERSHIP THAT ANY SUCH OTHER PROXY IS REVOCABLE AND HEREBY REVOKES ANY SUCH OTHER PROXIES). EACH COVERED UNITHOLDER HEREBY AFFIRMS THAT THE IRREVOCABLE PROXY SET FORTH IN THIS SECTION IS GIVEN IN CONNECTION WITH THE MERGER AGREEMENT, AND THAT SUCH IRREVOCABLE PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SUCH COVERED UNITHOLDER UNDER THIS AGREEMENT.

(b) The proxy granted in this Section 3 shall automatically expire upon the termination of this Agreement.

4. Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties hereto to terminate this Agreement (such earliest date being referred to herein as the “Termination Date”); provided that the provisions set forth in Sections 12 to 18 shall survive the termination of this Agreement; provided further that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement. Upon termination of this Agreement, none of the Covered Unitholders shall have any further obligations or liabilities hereunder.

5. Representations and Warranties of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly) and making representations only as to itself, hereby represents and warrants to the Partnership as follows:

(a) Such party is the Record Holder and beneficial owner of, and has good and valid title to, its respective Covered Units, free and clear of Liens other than as created by this Agreement, the Merger Agreement or arising under generally applicable securities Laws. Such party has voting power, power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Units. As of the date hereof, other than the Covered Units or as contemplated by the Standby Equity Commitment Agreement dated November 7, 2017 among the Partnership, the General Partner and Parent, such party is not the Record Holder and does not own beneficially any (i) units or voting securities of the Partnership, (ii) securities of the Partnership convertible into or exchangeable for units or voting securities of the Partnership or (iii) options or other rights to acquire from the Partnership any units, voting securities or securities convertible into or exchangeable for units or voting securities of the Partnership. The Covered Units are not subject to any voting trust agreement or other contract to which such party is a party restricting or otherwise relating to the voting or Transfer of the Covered Units. Such party has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Units, except as contemplated by this Agreement.

(b) Such party is duly organized, validly existing and in good standing under the Laws of Pennsylvania, or such other Laws of its jurisdiction, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by such party, the performance by such party of its obligations hereunder and the consummation by such party of the transactions contemplated hereby have been duly and validly authorized by such party and no other actions or proceedings on the part of such party are necessary to authorize the execution and delivery by such party of this Agreement, the performance by such party of its obligations hereunder or the consummation by such party of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by the Partnership, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such party for the execution, delivery and performance of this Agreement by such party or the consummation by such party of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such party nor the consummation by such party of the transactions contemplated hereby nor compliance by such party with any of the provisions hereof shall (A) conflict with or violate, any provision of the Organizational Documents of such party, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such party pursuant to, any contract to which such party is a party or by which such party or any property or asset of such party is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such party or any of such party’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such party to perform its obligations hereunder.

(d) As of the date of this Agreement, there is no action, suit, investigation, complaint or other proceeding pending against such party or, to the actual knowledge of such party, any other Person or, to the actual knowledge of such party, threatened against such party or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the Partnership of their rights under this Agreement or the performance by any party of its obligations under this Agreement.

(e) Such party understands and acknowledges that the Partnership is entering into the Merger Agreement in reliance upon such party’s execution and delivery of this Agreement and the representations and warranties of such party contained herein.

6. Certain Covenants of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly) hereby covenants and agrees, in each case, only on its own behalf as follows, in each case except as otherwise approved in writing by Audit Committee:

(a) Prior to the Termination Date, and except as contemplated hereby, such party shall not (i) Transfer, or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Units or beneficial ownership or voting power thereof or therein (including by operation of law), (ii) grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units or (iii) knowingly take any action that would make any representation or warranty of such party contained herein untrue or incorrect or have the effect of preventing or disabling such party from performing its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, such party may Transfer any or all of the Covered Units, in accordance with applicable Law, to each other or any Affiliate of the General Partner; provided that prior to and as a condition to the effectiveness of such Transfer, each Person to whom any of such Covered Units or any interest in any of such Covered Units is or may be Transferred shall have executed and delivered to the Partnership a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement as if such Person were a party with the obligations of a Covered Unitholder. Any Transfer in violation of this provision shall be void.

(b) Prior to the Termination Date, in the event that such party becomes the Record Holder or acquires beneficial ownership of, or the power to vote or direct the voting of, any additional Common Units or other voting interests with respect to the Partnership, such Covered Unitholder shall promptly notify the Partnership of such Common Units or voting interests, such Common Units or voting interests shall, without further action of the parties, be deemed Covered Units and subject to the provisions of this Agreement, and the number of Common Units held by such party set forth on Schedule A hereto shall be deemed amended accordingly and such Common Units or voting interests shall automatically become subject to the terms of this Agreement.

7. Transfer Agent. Each Covered Unitholder hereby authorizes the Partnership or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all Covered Units

(and that this Agreement places limits on the voting and Transfer of such Covered Units); provided, however, the Partnership or its counsel shall further notify the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Units on the Termination Date.

8. Unitholder Capacity. This Agreement is being entered into by each Covered Unitholder solely in its capacity as a holder of Common Units, and nothing in this Agreement shall restrict or limit the ability of such Covered Unitholder or any of its respective Affiliates or any employee thereof who is a director or officer of the Partnership to take any action in his or her capacity as a director or officer of the Partnership to the extent specifically permitted by the Merger Agreement.

9. Disclosure. Each Covered Unitholder hereby authorizes the Partnership to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement and the Schedule 13E-3 such party’s identity and ownership of the Covered Units and the nature of such party’s obligations under this Agreement.

10. Non-Survival of Representations and Warranties. The representations and warranties of each Covered Unitholder contained herein shall not survive the Termination Date or the closing of the transactions contemplated hereby and by the Merger Agreement.

11. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto and otherwise as expressly set forth herein.

12. Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address shall be effective only upon receipt thereof):

(i)	If to the General Partner (or any other Covered Unitholder):

UGI Corporation

460 North Gulph Road

King of Prussia, PA 19406

Attention: Monica M. Gaudiosi,

                 Vice President, General Counsel & Secretary

Email: gaudiosim@ugicorp.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention: Ryan J. Maierson

                 John M. Greer

Email: ryan.maierson@lw.com

            john.greer@lw.com

(ii)	If to the Partnership:

AmeriGas Partners, L.P.

460 North Gulph Road

King of Prussia, PA 19406

Attention: Michelle Bimson Maggi

Email: michelle.bimson@amerigas.com

with copies (which shall not constitute notice) to:

Potter Anderson & Corroon, LLP

1313 N Market Street

Wilmington, DE 19801

Attention: Mark A. Morton

                 Thomas A. Mullen

Email: mmorton@potteranderson.com

            tmullen@potteranderson.com

and

Baker Botts L.L.P.

910 Louisiana Street

Houston, TX 77002

Attention: Joshua Davidson

                 Andrew J. Ericksen

Email: joshua.davidson@bakerbotts.com

            aj.ericksen@bakerbotts.com

Notices shall be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified above or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).

14. Entire Agreement. This Agreement and the Merger Agreement (including the Exhibits and Schedules thereto) constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof.

15. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, with the exception of those rights conferred to the Audit Committee in this Agreement.

16. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of all other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Partnership may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of the Partnership, and the General Partner may Transfer any or all of the Covered Units in accordance with Section 6(a); provided further that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

17. Other Miscellaneous Provisions. The provisions of Sections 9.6, 9.8, 9.9, 9.11 and 9.12 of the Merger Agreement shall be incorporated into to this Agreement, mutatis mutandis, except for such changes as are required to comply with applicable Law.

18. Audit Committee. In addition to any other approvals required by the parties under this Agreement, any waiver, amendment, termination or assignment of rights permitted by this Agreement must be approved, in the case of the Partnership, by the Audit Committee.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Partnership and the General Partner have caused to be executed or executed this Agreement as of the date first written above.

GENERAL PARTNER

AMERIGAS PROPANE, INC.

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

PARTNERSHIP

AMERIGAS PARTNERS, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO SUPPORT AGREEMENT

SCHEDULE A

Unitholder	Existing Units
General Partner	23,756,882

Schedule A

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

UGI Corporation

As provided in the UGI bylaws, UGI will generally indemnify its officers and directors to the fullest extent permitted by the law against all losses, claims, damages or similar events; provided, that the indemnitee will not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the indemnitee is seeking indemnification, the indemnitee acted in bad faith or engaged in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful. Subject to any terms, conditions or restrictions set forth in the UGI bylaws, Section 15-513 of the PBCL empowers a Pennsylvania corporation to indemnify and hold harmless any director or other persons from and against all claims and demands, subject to certain exceptions.

To the extent that the indemnification provisions in the UGI bylaws purport to include indemnification of liabilities arising under the Securities Act of 1933, as amended, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Number		Description of Exhibit

2.1*+	—	Agreement and Plan of Merger, dated as of April 1, 2019, by and among UGI Corporation, AmeriGas Propane, Inc., AmeriGas Propane Holdings, Inc., AmeriGas Propane Holdings, LLC and AmeriGas Partners, L.P. (included as Annex A to the proxy statement/prospectus included in this Registration Statement on Form S-4).

3.1	—	Second Amended and Restated Articles of Incorporation of UGI Corporation as amended through June 6, 2005 (incorporated by reference to Exhibit 3.1 of Form 10-Q, filed August 8, 2005).

3.2	—	Articles of Amendment to the Amended and Restated Articles of Incorporation of UGI Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K, filed July 29, 2014).

3.3	—	Bylaws of UGI Corporation, amended and restated as of July 25, 2017 (incorporated by reference to Exhibit 3.1 to Form 8-K, filed July 31, 2017).

5.1*	—	Opinion of Jessica A. Milner, Vice President – Law of UGI International and Assistant Secretary of UGI Corporation, as to the legality of the securities being offered.

10.1*	—	Support Agreement, dated as of April 1, 2019, by and between AmeriGas Partners, L.P. and AmeriGas Propane, Inc. (included as Annex C to the proxy statement/prospectus included in this Registration Statement on Form S-4).

23.1*	—	Consent of Ernst & Young LLP (UGI Corporation).

23.2*	—	Consent of Ernst & Young LLP (AmeriGas Partners, L.P.).

23.3*	—	Consent of Jessica A. Milner (included in Exhibit 5.1).

24.1	—	Powers of attorney (incorporated by reference to Exhibit 24.1 of the proxy statement/prospectus included in the Registration Statement on Form S-4, filed May 6, 2019).

99.1*	—	Consent of Tudor Pickering Holt & Co Advisors LP.

99.2*	—	Consent of J.P. Morgan Securities LLC.

99.3**	—	Form of Proxy Card for AmeriGas Partners, L.P. Special Meeting.

*	Filed herewith.
**	To be filed by amendment.
+	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

(b)	Financial Statement Schedules.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the proxy statement/prospectus that forms a part of this registration statement.

(c)	Opinions.

The opinion of TPH, financial advisor to the GP Audit Committee, is attached as Annex B to the proxy statement/prospectus that forms a part of this registration statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of King of Prussia, Commonwealth of Pennsylvania, on June 26, 2019.

UGI Corporation

By:	/s/ Monica M. Gaudiosi
Monica M. Gaudiosi
Vice President and General Counsel,
Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated, which are with UGI Corporation, on June 26, 2019.

Signature	Title

/s/ John L. Walsh John L. Walsh	Director, President and Chief Executive Officer

/s/ Ted J. Jastrzebski Ted J. Jastrzebski	Chief Financial Officer

/s/ Laurie A. Bergman Laurie A. Bergman	Vice President, Chief Accounting Officer and Corporate Controller

* Marvin O. Schlanger	Chairman and Director

* M. Shawn Bort	Director

* Theodore A. Dosch	Director

* Richard W. Gochnauer	Director
* Alan N. Harris	Director

* Frank S. Hermance	Director

* Anne Pol	Director

* Kelly A. Romano	Director

* James B. Stallings, Jr.	Director

*By:	/s/ Monica M. Gaudiosi
Attorney-in-fact